
09012233

“OUR GEOGRAPHIC, MARKET AND VERTICAL INTEGRATION DIVERSIFICATION STRATEGY IS THE CORNERSTONE ON WHICH WE HAVE BUILT A HIGHLY COMPETITIVE COMPANY.”

FLEXTRONICS

2009 | Notice of Annual General Meeting and Proxy Statement
Annual Report

TO OUR **SHAREHOLDERS**

Fiscal 2009 was a year like no other in our history. It was comprised of two radically different halves. The first half of Fiscal 2009 reflected our continued strong operating performance; we achieved record June and September quarter revenues and our first half revenues and adjusted EPS for fiscal 2009 increased 61% and 20% over the first half of fiscal 2008. Our September quarter represented our tenth straight quarter of adjusted EPS increases on a year over year basis. We continued to diversify our business effectively as we accelerated the growth of our computing market segment by launching our notebook business, integrated the medical disposable business we acquired from Avail into our medical market segment and rapidly increased our market share in the power supplies industry. We moved aggressively into the notebook business because we believe it will provide a strong growth driver for Flextronics over the next several years as personal computers represent the single largest available market where we had almost no penetration. We are very pleased with how rapidly we achieved new design wins in this business. We are extremely pleased with our revenue and adjusted EPS results from the first half of fiscal 2009, and along with our continued business diversification, we believe we have positioned the company for continued expansion into the foreseeable future.

Our record breaking achievements during the first half of fiscal year 2009 were followed by an extremely difficult second half. Our revenues and adjusted operating income were down 20% and 59% respectively for the second half of fiscal 2009 as compared to the first half. While we pride ourselves on having a very diversified portfolio, there was no business that escaped the economic downturn we all experienced.

At the first signs of distress in the world economy, we rapidly switched our focus from investing and accelerating growth in our business, to managing our balance sheet and cutting costs aggressively. Our revenues in the March quarter alone decreased to $5.6 billion from $8.9 billion in the September quarter and $8.2 billion in the December quarter. This revenue deceleration was amplified by several very large customers incurring particularly large market share losses in the downturn, including Nortel, which entered bankruptcy.

We maintained a sharp focus on managing our working capital, swiftly adjusting our inventory levels, leading to outstanding results. We reduced inventory levels from $4.5 billion in September to $3.0 billion in March! We managed accounts receivable and accounts payable aggressively and closed the year with a cash conversion cycle of 22 days for the March 2009 quarter. We generated $855 million of free cash flow for the full year, even while absorbing over $425 million in restructuring related activity payments. We reduced our outstanding balances under our revolving credit facility to zero by March 2009, down from averaging over $200 million over the prior five quarters. We also bought back $260 million of debt in the December 2009 quarter and recognized a gain of $28 million associated with the repurchase of the debt. These debt reductions have decreased our net debt by $0.6 billion to $1.1 billion as of March 31, 2009 from $1.7 billion as of March 31, 2008. We further improved our capital structure by executing on a share repurchase program that reduced the number of shares outstanding over 3.5% early in the fiscal year. In spite of all these cash investment activities, I am pleased to say we ended the year with $1.8 billion in cash, nothing drawn on our $2.0 billion revolving credit facility and record liquidity of $3.8 billion. These capital structure improvement activities continued into the 2010 fiscal year, as we repurchased approximately $200 million in total of our 6¼% Senior Subordinated Notes and our 6½% Senior Subordinated Notes in June 2009.

We implemented restructuring activities and significant cost control initiatives that led to four straight quarters of adjusted selling, general and administrative expense reductions and aggressively resized our capacity to align with our customer requirements and the new revenue level. We believe these achievements will put us firmly on the road to getting back to our normalized profitability levels.

We have created a well-diversified business and have re-aligned and optimized our global operations and infrastructure without compromising our ability to drive future growth. Our geographic, market and vertical integration diversification strategy is the cornerstone on which we have built a highly competitive company. While I am not happy about the global economic situation, I am pleased with our positioning and proud of our very strong execution of the controllable aspects of our business.

We continued to diversify and expand into new markets during the year. We are number one or number two in every major segment we participate in with the exception of computing and anticipate accelerating our penetration with our investment and wins in the notebook business. Our market share in notebooks is low; however, this is a new and rapidly expanding market for us and presents a significant growth opportunity for Flextronics. We achieved several new design wins with top tier customers and started shipping production volumes in March 2009. By next fiscal year end we expect this business to be generating revenues at a multi-billion dollar level. We continue to believe this will be our major growth driver over the next several years.

We believe we have the strongest position in the medical, industrial and infrastructure market segments. Our offerings in these segments are very strong and are built on our broad platform of capabilities and expanding customer base. In all three segments, we continued to broaden our capabilities throughout the year.

In the mobile and consumer market segments, we continue to have a strong number two position. Although several of our big customers struggled with market share losses in the past year, we achieved significant new business wins and increased our production of smart phones, a rapidly growing product category.

We continued to expand into new vertical product categories. Our power supplies business is growing rapidly despite the market slowdown. This business includes products ranging from chargers for mobile phones through 3000 watt high efficiency power supplies, and we expect revenues in this business will grow by more than 30% this year. In our Multek business, we are now shipping touch screen displays using proprietary technology that enables us to achieve very aggressive price targets. Our services business has remained strong despite the challenges of the last year. We are rapidly expanding our field services businesses and adding many new capabilities. We will continue to look for new complementary, higher margin vertical product offerings.

We continue to believe that our key competitive strengths include our market-focused expertise and capabilities, low-cost industrial parks, vertically integrated end-to-end solutions, significant scale, customer and end market diversification and long standing customer relationships. Our team has successfully managed through the most challenging demand environment we have seen in recent history.

Our continued execution of these strategies and our proven ability to manage the controllable areas of our business will enable us to continue to enhance our competitive position and capitalize on the numerous opportunities being created in these uncertain times. These are the necessary ingredients for success in the future and we will continue to optimize these resources for the benefit of our shareholders into the future.

Sincerely,



Mike McNamara
Chief Executive Officer

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FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 22, 2009

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., at 10:00 a.m., California time, on September 22, 2009, for the following purposes:

- To re-elect the following directors: Messrs. James A. Davidson, Lip Bu Tan, Robert L. Edwards, Daniel H. Schulman and William D. Watkins. (*Proposals 1 and 2*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2010 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix its remuneration (*Proposal 3*);
- To approve a general authorization for the Directors of Flextronics to allot and issue ordinary shares (*Proposal 4*);
- To approve the renewal of the Share Purchase Mandate relating to acquisitions by Flextronics of its own issued ordinary shares (*Proposal 5*); and
- To approve changes in the cash compensation payable to Flextronics's non-employee directors and additional cash compensation for the Chairman of the Board of Directors (*Proposal 6*).

The full text of the resolutions proposed for approval by our shareholders is as follows:

As Ordinary Business

1. To re-elect each of the following directors, who will retire by rotation pursuant to Article 95 of our Articles of Association, to the Board of Directors:

(a) Mr. James A. Davidson; and

(b) Mr. Lip Bu Tan.

2. To re-elect each of the following directors, who will cease to hold office pursuant to Article 101 of our Articles of Association, to the Board of Directors:

(a) Mr. Robert L. Edwards;

(b) Mr. Daniel H. Schulman; and

(c) Mr. William D. Watkins,

3. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2010, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix its remuneration.

As Special Business

4. **To pass the following resolution as an Ordinary Resolution:**

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Articles of Association, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital; and/or

(ii) make or grant offers, agreements or options that might or would require ordinary shares in our capital to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into ordinary shares in our capital),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in our Articles of Association; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue ordinary shares in our capital in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force,

and that such authority shall continue in force until the conclusion of our next annual general meeting or the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

5. **To pass the following resolution as an Ordinary Resolution:**

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company, not exceeding in aggregate the number of issued ordinary shares representing 10% (or such other higher percentage as the Minister may by notification prescribe pursuant to the Singapore Companies Act) of the greater of the total number of issued Ordinary Shares outstanding as of (x) September 30, 2008 (the date of our last Annual General Meeting of Shareholders) or (y) the date of the 2009 Annual General Meeting (excluding any ordinary shares which are held as treasury shares as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 150% of the Prior Day Close Price, which means the closing price of our ordinary shares as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

6. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for Flextronics to:

(a) increase from $60,000 to $75,000 the annual cash compensation payable to each of Flextronics's non-employee directors for services rendered as a director;

(b) provide additional annual cash compensation of $100,000 to the non-employee Chairman of the Board of Directors of Flextronics for services rendered as Chairman of the Board in lieu of one-half of the annual share bonus award currently made to our Chairman of the Board; and

(c) increase from $5,000 to $10,000 the annual cash compensation payable to each non-employee Director of Flextronics who serves on the Compensation Committee (other than the Chairman of the Compensation Committee) for his or her participation on the committee."

7. To transact any other business which may properly be put before the annual general meeting.

Notes

Singapore Financial Statements. At the 2009 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited accounts for the fiscal year ended March 31, 2009, together with the reports of the directors and auditors thereon, in compliance with Singapore law. Shareholder approval of our audited accounts is not being sought by this proxy statement and will not be sought at the 2009 annual general meeting.

Eligibility to Vote at annual general meeting; Receipt of Notice. The Board of Directors has fixed the close of business on August 4, 2009 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on September 22, 2009, the date of the 2009 annual general meeting, will be entitled to vote at the 2009 annual general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the 2009 annual general meeting.

Proxies. A shareholder entitled to attend and vote at the 2009 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the 2009 annual general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLP) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or a trustee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual general meeting of shareholders.

Disclosure Regarding Share Purchase Mandate Funds. Only funds legally available for purchasing or acquiring our issued ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in Proposal No. 5. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued ordinary shares. The amount of financing required for us to purchase or acquire our issued ordinary shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on the number of ordinary shares purchased or acquired and the price at which such ordinary shares are purchased or acquired and whether the ordinary shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the company and its subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

By order of the Board of Directors,

Bernard Liew Jin Yang	Sophie Lim Lee Cheng
	
Joint Secretary	Joint Secretary

Singapore
August 7, 2009

You should read this entire proxy statement carefully prior to returning your proxy cards.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on September 22, 2009. The accompanying proxy statement and our annual report to shareholders are available on our website at www.flextronics.com/secfilings.

Table of Contents

ELECTRONIC DELIVERY OF OUR SHAREHOLDER COMMUNICATIONS

We strongly encourage our shareholders to conserve natural resources, as well as significantly reduce our printing and mailing costs, by signing up to receive your shareholder communications via e-mail. With electronic delivery, we will notify you when the annual report and the proxy statement are available on the Internet. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery:

1. If you are a registered holder (you hold your Flextronics ordinary shares in your own name through our transfer agent, Computershare Investor Services, LLC), visit: www.computershare.com/us/ecomms to enroll. Under Option 2, select Flextronics from the drop-down box of companies, then enter your account number and zip code (or family/last name if outside the United States).

2. If you are a beneficial holder (your shares are held by a brokerage firm, a bank or a trustee), the voting instruction form provided by most banks or brokers will contain instructions for enrolling in electronic delivery.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Investor Relations department at (408) 576-7722.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

We have elected to provide access to our proxy materials to (i) our registered shareholders by mailing them a full set of proxy materials, including a proxy card, unless the shareholder previously consented to electronic delivery, and (ii) our beneficial holders by notifying them of the availability of our proxy materials on the Internet. For beneficial holders, instructions on how to request a printed copy of our proxy materials may be found in the Notice of Availability of Proxy Materials on the Internet.

PROXY STATEMENT
FOR
THE 2009 ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF
FLEXTRONICS INTERNATIONAL LTD.

To Be Held on September 22, 2009
10:00 a.m. (California Time)
at our U.S. corporate offices
847 Gibraltar Drive
Milpitas, California, 95035, U.S.A.

INFORMATION ABOUT THE MEETING

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2009 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notice of annual general meeting that accompanies this proxy statement. Unless the context requires otherwise, references in this proxy statement to "the company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Proxy Mailing. This proxy statement and the enclosed proxy card were first mailed on or about August 13, 2009 to shareholders of record as of August 4, 2009.

Costs of Solicitation. The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our ordinary shares forward copies of the proxy and other soliciting materials to persons for whom they hold ordinary shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained Georgeson Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $6,500, plus reimbursement of reasonable expenses.

Registered Office. The mailing address of our registered office is One Marina Boulevard, #28-00, Singapore 018989.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The close of business on August 4, 2009 is the record date for shareholders entitled to notice of our 2009 annual general meeting. All of the ordinary shares issued and outstanding on September 22, 2009, the date of the annual general meeting, are entitled to be voted at the annual general meeting, and shareholders of record on September 22, 2009 and entitled to vote at the meeting will, on a poll, have one vote for each ordinary share so held on the matters to be voted upon. As of August 4, 2009, we had 811,033,240 ordinary shares issued and outstanding.

Proxies. Ordinary shares represented by proxies in the form accompanying this proxy statement that are properly executed and returned to us will be voted at the 2009 annual general meeting in accordance with our shareholders' instructions.

Quorum and Required Vote. Representation at the annual general meeting of at least 33⅓% of all of our issued and outstanding ordinary shares is required to constitute a quorum to transact business at the annual general meeting.

The affirmative vote by a show of hands of at least a majority of the shareholders present and voting at the 2009 annual general meeting, or, if a poll is demanded by the chair or by holders of at least 10% of the total number of our paid-up shares in accordance with our Articles of Association, a simple majority of the shares voting at the 2009 annual general meeting, is required to re-elect the directors nominated pursuant to Proposals Nos. 1 and 2, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 3 and to approve the ordinary resolutions contained in Proposals Nos. 4 through 6.

Abstentions and Broker Non-Votes. Abstentions and "broker non-votes" are considered present and entitled to vote at the 2009 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker or other holder of record who holds shares for a beneficial owner does not vote on a particular proposal because the record holder does not have discretionary power to vote on that particular proposal and has not received directions from the beneficial owner. If a broker or nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker has authority to vote your shares for or against certain "routine" matters, even if the broker does not receive voting instructions from you.

In the absence of contrary instructions, shares represented by proxies will be voted "FOR" the Board nominees in Proposals Nos. 1 and 2 and "FOR" Proposals Nos. 3 through 6. Our management does not know of any matters to be presented at the 2009 annual general meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement. If other matters should properly be put before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2009 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report which will be delivered to our shareholders prior to the date of the 2009 annual general meeting. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

PROPOSALS NOS. 1 AND 2: RE-ELECTION OF DIRECTORS

Article 95 of our Articles of Association requires that at each annual general meeting one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors), are required to retire from office. The directors required to retire in each year are those who have been in office the longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Under Article 91 of our Articles of Association, any director holding office as a Chief Executive Officer shall not be subject to retirement by rotation, unless the Board of Directors determines otherwise, or be taken into account in determining the number of directors required to retire by rotation. Retiring directors are eligible for re-election. James A. Davidson and Lip Bu Tan are the members of our Board of Directors who will retire by rotation at our 2009 annual general meeting. Messrs. Davidson and Tan are eligible for re-election and have been nominated to stand for re-election at the 2009 annual general meeting. Article 101 of our Articles of Association requires that any person appointed as a director of the company by the Board of Directors shall hold office only until our next annual general meeting, and shall then be eligible for re-election. Mr. Robert L. Edwards, who was appointed to the Board of Directors on October 13, 2008, is eligible for re-election and has been nominated to stand for re-election at the 2009 annual general meeting. Mr. William D. Watkins, who was appointed to the Board of Directors on April 14, 2009, is eligible for re-election and has been nominated to stand for re-election at the 2009 annual general meeting.

Mr. Daniel H. Schulman, who was appointed to the Board of Directors on June 18, 2009, is eligible for re-election and has been nominated to stand for re-election at the 2009 annual general meeting.

The Singapore Companies Act, Cap. 50, which we refer to as the Companies Act, requires that we must have at all times at least one director ordinarily resident in Singapore. In addition, the Companies Act provides that any purported vacation of office by such director shall be deemed to be invalid unless there is at least one director remaining on the board who is ordinarily resident in Singapore. Mr. Tan, the only member of our Board of Directors who is ordinarily resident in Singapore, was last re-elected to the Board at the 2007 annual general meeting and has been nominated to stand for re-election at the 2009 annual general meeting. As Mr. Tan is currently the only member of our Board of Directors who is ordinarily resident in Singapore, any purported vacation of his office at the 2009 annual general meeting shall be deemed to be invalid absent a prior appointment of another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies received by them in the accompanying form for the nominees for directors listed below. In the event that any nominee is unable or declines to serve as a director at the time of the 2009 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors of the company, in accordance with Article 100 of our Articles of Association, to fill the vacancy.

Messrs. Rockwell A. Schnabel and Ajay Shah have announced that they will retire from the Board at the 2009 annual general meeting.

As of the date of this proxy statement, our Board of Directors is not aware of any other nominee who is unable or will decline to serve as a director.

Nominees to our Board of Directors

James A. Davidson (age 50)—Mr. Davidson has served as a member of our Board of Directors since March 2003. He is a co-founder and managing director of Silver Lake, a private equity investment firm. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro. Mr. Davidson was appointed to our Board of Directors as a designee of Silver Lake, in connection with the issuance to Silver Lake in 2003 of our Zero Coupon Convertible Junior Subordinated Notes due 2009.

Robert L. Edwards (age 53)—Mr. Edwards has served as a member of our Board of Directors since October 2008. Mr. Edwards, executive vice president and chief financial officer of Safeway Inc., was appointed to his current position in March 2004, and was previously executive vice president and chief financial officer of Maxtor Corporation. Prior to joining Maxtor, Mr. Edwards was an officer at Imation Corporation, a developer, manufacturer and supplier of magnetic and optical data storage media, where he held the position of senior vice president, chief financial officer and chief administrative officer.

Daniel H. Schulman (age 51)—Mr. Schulman has served as a member of our Board of Directors since June 2009. He is the Chief Executive Officer and Director for Virgin Mobile USA, a wireless service provider. Mr. Schulman has also served as the Chief Executive Officer of Priceline.com from June 1999 to May 2001. Prior to joining Priceline, Mr. Schulman served more than 18 years at AT&T. Mr. Schulman is a member of the board of directors of Symantec and the chair of its compensation committee. Mr. Schulman also serves on the board of trustees of Rutgers University and Autism Speaks.

Lip-Bu Tan (age 49)—Mr. Tan has served as a member of our Board of Directors since April 2003. In 1987, he founded and since that time has served as Chairman of Walden International, a venture capital fund. Mr. Tan also serves as President and Chief Executive Officer of Cadence Design Systems, Inc. He also serves on the boards of Semiconductor Manufacturing International Corporation and SINA Corporation.

William D. Watkins (age 56)—Mr. Watkins has served as a member of our Board of Directors since April 2009. He most recently served as Seagate Technology's Chief Executive Officer from 2004 through January 2009. Previously, Mr. Watkins was Seagate's President and Chief Operating Officer, a position he had held since 2000. During that time, he was responsible for the company's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins joined Seagate in 1996 with the company's merger with Conner Peripherals. In addition to Flextronics, he currently serves on the board of directors of Vertical Circuits Inc. and Maxim Integrated Products.

Directors Not Standing for Re-election

H. Raymond Bingham (age 63)—Mr. Bingham has served as our Chairman of the Board since January 2008 and as a member of our Board of Directors since October 2005. He is Managing Director of General Atlantic LLC, a global private equity firm. Previously, Mr. Bingham served in various positions with Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from 1997 through 2005, most recently as its Executive Chairman from May 2004 to July 2005, director from November 1997 to April 2004, President and Chief Executive Officer from April 1999 to May 2004, and Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves on the boards of STMicroelectronics and Oracle Corporation.

Michael M. McNamara (age 52)—Mr. McNamara has served as a member of our Board of Directors since October 2005, and as our Chief Executive Officer since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 through January 2006 and as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the board of MEMC Electronic Materials, Inc.

Willy C. Shih, Ph.D. (age 58)—Dr. Shih has served as a member of our Board of Directors since January 2008. Dr. Shih is currently a Professor of Management Practice for the Harvard Business School, a position he has held since January 2007. From August 2005 to September 2006, Dr. Shih served as Executive Vice President of Thomson, a provider of digital video technologies. He was an independent intellectual property consultant from February 2005 to August 2005. Dr. Shih served as Senior Vice President of Eastman Kodak Company from July 1997 to February 2005. Dr. Shih serves on the board of directors of Atheros Communications, Inc.

Directors Retiring at the 2009 Annual General Meeting and Not Standing for Re-election

Rockwell A. Schnabel (age 72)—Mr. Schnabel has served as a member of our Board of Directors since February 2006. Mr. Schnabel is founding partner and advisory director of Trident Capital Partners, a venture capital firm, where he also served as a managing director from its inception in 1993 until 2001. From 2001 to 2005, Mr. Schnabel served as the U.S. Representative to the European Union. Prior to that time, he served at the U.S. Department of Commerce as Undersecretary, Deputy Secretary and Acting Secretary of Commerce in the administration of President George H.W. Bush, and he served under President Reagan as U.S. Ambassador to Finland.

Ajay B. Shah (age 49)—Mr. Shah has served as a member of our Board of Directors since October 2005. Mr. Shah is a Managing Director of Silver Lake Sumeru and the Managing Partner of the Shah Capital Partners Fund. Previously, Mr. Shah was President and Chief Executive Officer of the Technology Solutions unit of Solectron Corporation and a member of its board of directors.

The Board recommends a vote "FOR"
the re-election of Messrs. Davidson, Edwards, Schulman, Tan and Watkins
to our Board of Directors.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics, which we refer to as the Code, is available on the Corporate Governance page of our website at *www.flextronics.com*. In accordance with SEC rules, we intend to disclose on the Corporate Governance page of our website any amendment (other than technical, administrative or other non-substantive amendments) to or any material waiver from, a provision of the Code that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Director Retirement Age

Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may, by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to board@flextronics.com. All e-mails received will be sent to the Chairman of the Board and the Chief Financial Officer and/or Senior Vice President, Finance. The e-mail correspondence is regularly reviewed and summaries are provided to the full Board.

Board of Directors

Our Articles of Association give our Board of Directors general powers to manage our business. The Board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Our Board of Directors held a total of seventeen meetings during fiscal year 2009, of which four (4) were regularly scheduled meetings and thirteen were special meetings. During the period for which each current director was a director or a committee member, each director attended at least 75% of the aggregate of the total number of meetings of our Board in fiscal 2009 together with the total number of meetings held by all committees of our Board on which he served, except for Mr. Shah, who attended 70% of such meetings. During fiscal year 2009, our non-employee directors met at regularly scheduled executive sessions without management participation.

Our Board has adopted a policy that encourages each director to attend the annual general meeting, but attendance is not required. Mr. McNamara attended the company's 2008 annual general meeting.

Director Independence

To assist our Board of Directors in determining the independence of our directors, the Board has adopted Director Independence Guidelines, which incorporate the definition of independence of The NASDAQ Stock Market LLC, which we refer to below as Nasdaq. Our Board has determined that each of the company's directors is an independent director as defined by the applicable rules of Nasdaq and our Director Independence Guidelines, other than Mr. McNamara. Under the Nasdaq definition and our Director Independence Guidelines, a director is independent only if the Board determines that the director does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq definition and our Director Independence

Guidelines, a director will not be independent if the director has certain disqualifying relationships. In evaluating independence, the Board broadly considers all relevant facts and circumstances. Our Director Independence Guidelines are included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com.*

In evaluating the independence of our independent directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated, and determined that such transactions, relationships and arrangements did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. In addition to the information set forth under the section entitled "***Certain Relationships and Related Person Transactions—Transactions with Related Persons***" beginning on page 64 of this proxy statement, these transactions, relationships and arrangements were as follows:

- Mr. H. Raymond Bingham, the Chairman of our Board of Directors, is a non-management director of STMicroelectronics N.V. and a non-management director of Oracle Corporation (of which Mr. Bingham owns less than 1%), each of which was a supplier of our company during the most recent fiscal year. In addition, Mr. Bingham is a Managing Director of General Atlantic LLC, a private equity firm. In connection with his position as Managing Director of General Atlantic LLC, Mr. Bingham is a non-management director and/or indirect beneficial owner of certain portfolio companies of General Atlantic LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from STMicroelectronics accounted for approximately 2.6% of the gross revenues for STMicroelectronics during the most recent fiscal year.

- Mr. James A. Davidson, a member of our Board of Directors, is a co-founder and managing director of Silver Lake, a private equity investment firm, and in connection with his position as managing director, Mr. Davidson is a non-management director and/or indirect beneficial owner of certain portfolio companies of affiliated funds of Silver Lake, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except for purchases from two portfolio companies. Purchases from Avago Technologies Limited accounted for approximately 8.1% of the gross revenues of Avago during the most recent fiscal year; and purchases from Thomson S.A. accounted for approximately 2.4% of the gross revenues of Thomson during the most recent fiscal year.

- Mr. Daniel H. Schulman, a member of our Board of Directors, is a non-management director of Symantec Corp., which is one of our suppliers. Purchases from Symantec were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of Symantec's gross revenues during the most recent fiscal year.

- Mr. Ajay Shah, a member of our Board of Directors, is the Managing Partner of Shah Capital Partners, L.P., a technology focused private equity firm, and Manager of Shah Management LLC, a related entity. In connection with his position as Managing Partner of Shah Capital Partners and Manager of Shah Management LLC, Mr. Shah is a non-management director and/or indirect beneficial owner of certain portfolio companies of Shah Capital Partners and Shah Management LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Smart Modular Technologies accounted for approximately 34.9% of the gross revenues for Smart Modular during the most recent fiscal year. In the case of purchases from Smart

Modular Technologies, pursuant to arrangements with certain of our customers, substantially all of the purchases were made at the direction of such customers. Mr. Shah is also a Managing Director of Silver Lake Sumeru, a private equity fund within Silver Lake.

- Dr. Willy Shih, a member of our Board of Directors, is a non-management director of Atheros Communications, which is one of our suppliers. Purchases from Atheros Communications were made in the ordinary course of business and accounted for approximately 7.8% of the gross revenues of Atheros Communications during the most recent fiscal year.

- Mr. Lip-Bu Tan, a member of our Board of Directors, is the founder and Chairman of Walden International, a venture capital fund. In connection with his position as Chairman of Walden International, Mr. Tan is a non-management director/observer and/or indirect beneficial owner of certain portfolio companies of Walden International, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Multiplex, Inc. accounted for approximately 12.5% of the gross revenues for Multiplex during the most recent fiscal year. In the case of purchases from Multiplex, pursuant to arrangements with certain of our customers, substantially all of the purchases were made at the direction of such customers.

- Mr. William D. Watkins, a member of our Board of Directors, is the former chief executive officer of Seagate Technologies and a non-management director of Maxim Integrated Products, Inc., both of which are suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Maxim Integrated Products accounted for approximately 4.3% of the gross revenues of Maxim Integrated Products during the most recent fiscal year.

Board Committees

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The table below provides current membership for each of these committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
H. Raymond Bingham			X**
James A. Davidson		X*	
Robert L. Edwards	X*		X
Michael M. McNamara			
Rockwell A. Schnabel		X	X**
Ajay B. Shah	X		
Daniel H. Schulman		X	
Willy C. Shih			X
Lip-Bu Tan	X		
William D. Watkins	X		

* Committee Chair

** Committee Co-Chair

Audit Committee

The Audit Committee of the Board of Directors is currently composed of Messrs. Edwards, Shah, Tan and Watkins, each of whom the Board has determined to be independent and to meet the financial experience requirements under both the rules of the SEC and the listing standards of the NASDAQ Global Select Market. The Board has also determined that Mr. Edwards is an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the rules of Nasdaq. The Audit Committee held 7 meetings during fiscal year 2009. The committee's principal functions are to:

- monitor and evaluate periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our financial and senior management, and our independent auditors;
- be directly responsible for the appointment, compensation and oversight of the work of our independent auditors (including resolution of any disagreements between our management and the auditors regarding financial reporting); and
- facilitate communication among our independent auditors, our financial and senior management and our Board.

Our Board has adopted an Audit Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

Compensation Committee

Responsibilities and Meetings

The Compensation Committee of our Board of Directors is responsible for reviewing and approving the goals and objectives relating to, and determining the compensation of, our Chief Executive Officer and all other executive officers. The committee also oversees management's decisions concerning the performance and compensation of other officers, administers the company's equity compensation plans, reviews and recommends to our Board the compensation of our non-employee directors and regularly evaluates the effectiveness of our overall executive compensation program. The Compensation Committee is currently composed of Messrs. Davidson, Schnabel and Schulman, each of whom our Board has determined to be an independent director under applicable listing standards of the NASDAQ Global Select Market. The committee held 9 meetings during fiscal year 2009. The specific powers and responsibilities of the Compensation Committee are set forth in more detail in the Compensation Committee Charter, which is available on the Corporate Governance page of our website at *www.flextronics.com.*

Delegation of Authority

When appropriate, our Compensation Committee may form, and delegate authority to, subcommittees. In addition, in accordance with the company's equity compensation plans, the Compensation Committee's charter allows the committee to delegate to our Chief Executive Officer its authority to grant stock options to employees of the company who are not directors or executive officers. In November of 2006, however, the Compensation Committee approved an Equity Compensation Grant Policy, which provides that all grants of equity awards (including stock options and share bonus awards) must be approved by the Board of Directors or the committee.

Compensation Processes and Procedures

The Compensation Committee makes all compensation decisions for our executive officers. In making its determinations, the committee meets with our Chief Executive Officer and Chief Financial Officer to obtain recommendations with respect to the structure of our compensation programs and compensation decisions, including the performance of individual executives. In addition, the committee has the authority to retain and terminate any independent, third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2009 fiscal year, the Committee engaged Frederic W. Cook & Co., Inc. (referred to in this discussion as F.W. Cook) as its independent adviser for certain executive compensation matters. F.W. Cook was retained by the Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. As part of its report to the Committee, F.W. Cook selected peer companies, and provided competitive compensation data, benchmarking and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. The Committee relied on input from F.W. Cook in evaluating management's recommendations and arriving at the Committee's recommendations to the Board with respect to the elements of compensation discussed below under "***Compensation Discussion and Analysis***." However, in December 2008, the Committee recommended and our Board approved modifications to our annual incentive bonus plan and additional equity grants for our employees, including our executives, and in March 2009, the Committee recommended and our Board approved additional equity grants for our Chief Executive Officer. The Committee and our Board took these additional actions in order to better align our annual incentive bonus plan with our business strategy and to retain and incentivize our employees, including our executives. These actions were not part of the more formal annual compensation review and, accordingly, were not based on input from F.W. Cook. For further discussion, please see below under "***—Fiscal Year 2009 Executive Compensation—Summary of Fiscal Year 2009 Compensation Decisions***," "***—Annual Incentive Bonus Plan—Modification of Performance Metrics During Fiscal 2009***" and "***—Stock-Based Compensation—Grants During Fiscal Year 2009***."

F.W. Cook has not provided any other services to the company and has received no compensation other than with respect to the services provided to the Committee. The Committee expects that it will continue to retain an independent compensation consultant on future executive compensation matters. The Compensation Committee also reviews and makes recommendations to our Board for the compensation of our non-employee directors. To assist the Committee in its annual review of director compensation, our management provides director compensation data compiled from the annual reports and proxy statements of companies in our peer comparison group. In addition, as discussed in further detail in the section below captioned "***Non-Management Directors' Compensation in Fiscal Year 2009***," the Committee retained Radford Consulting, or Radford, to assist in its review of our non-employee directors' compensation. Radford also provided assistance to the Committee in connection with the proposal and implementation of our employee stock option exchange program.

Compensation Committee Interlocks and Insider Participation

During our 2009 fiscal year, Mr. James A. Davidson and Mr. Rockwell A. Schnabel served as members of the Compensation Committee. None of our executive officers served on the Compensation Committee during our 2009 fiscal year. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our Board of Directors. In July 2006, we entered into an agreement with the Silver Lake note holders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our Board of Directors as well as by the Audit Committee of our Board of Directors. On July 31, 2009, we paid $195.0 million to pay off the notes at their maturity.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently is currently composed of Messrs. Bingham, Edwards, Schnabel and Shih, each of whom our Board has determined to be an independent director under applicable listing standards of the NASDAQ Global Select Market. Mr. Edwards joined the Committee on June 15, 2009. The Nominating and Corporate Governance Committee held 3 meetings during fiscal year 2009. The committee recruits, evaluates and recommends candidates for appointment or election as members of our Board. The committee also recommends corporate governance guidelines to the Board and oversees the Board's annual self-evaluation process. Our Board has adopted a Nominating and Corporate Governance Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. The committee seeks to achieve a balance of knowledge, experience and capability on our Board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the Board and between the Board and management. To this end, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders.

The Nominating and Corporate Governance Committee generally recruits, evaluates and recommends nominees for our Board based upon recommendations by our directors and management. The committee will also consider recommendations submitted by our shareholders. Shareholders can recommend qualified candidates for our Board to the Nominating and Corporate Governance Committee by submitting recommendations to our corporate secretary at Flextronics International Ltd., One Marina Boulevard, #28-00, Singapore 018989. Submissions that are received and meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2010 annual general meeting should be made not later than April 15, 2010 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. To date, we have not received any such recommendations from our shareholders.

Director Share Ownership Guidelines

At the recommendation of the Compensation Committee, our Board of Directors adopted share ownership guidelines for non-employee directors in July 2009 in connection with its review of our non-employee directors' compensation. The ownership guidelines encourage our non-employees directors to hold a minimum number of our ordinary shares equivalent to $225,000 in value. The guidelines encourage our non-employee directors to reach this goal within five years of the date the Board approved the guidelines or the date of their election to our Board of Directors, whichever is later, and to hold at least such minimum value in shares for as long as he or she serves on our Board.

NON-MANAGEMENT DIRECTORS' COMPENSATION FOR FISCAL YEAR 2009

The key objective of our non-employee directors' compensation program is to attract and retain highly qualified directors with the necessary skills, experience and character to oversee our management. By using a combination of cash and equity-based compensation, the compensation program is designed to recognize the time commitment, expertise and potential liability relating to active Board service, while aligning the interests of our Board of Directors with the long-term interests of our shareholders. In accordance with the policy of our Board of Directors, we do not pay management directors for Board service in addition to their regular employee compensation.

In addition to the compensation provided to our non-employee directors, which is detailed below, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well for any fees incurred in attending continuing education courses for directors.

In July 2009, assisted by Radford, a compensation consulting firm, the Compensation Committee of our Board of Directors conducted a review of our non-employee director compensation program. This review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our established peer group of companies, which is discussed in the section below captioned "*Compensation Discussion and Analysis.*" The Compensation Committee reviewed, among other things, the current cash compensation of our non-employee directors, the FAS123R grant date fair value of options and share bonus awards, the total compensation of our non-employee Chairman of the Board and the aggregate number of our ordinary shares held currently by each of our non-employee directors. The Compensation Committee, with the assistance of Radford, also took into consideration compensation trends for outside directors and the recent implementation of new share ownership guidelines for non-employee directors.

Based on Radford's review and analysis of the compensation practices of our peer group, the Compensation Committee determined that:

- cash compensation paid to our non-employee directors was below the 50th percentile of cash compensation paid to non-employee directors within the peer group;
- the majority of companies within the peer group have moved exclusively from stock options to restricted stock grants as the means of establishing the desired level of stock ownership at the board level, so that directors hold a meaningful ownership position in the company and consequently, their interests are aligned with those of shareholders; and
- the stock awarded to non-employee directors at a majority of companies within the peer group was subject to vesting based on future service as a director and was not used as a means of compensating directors for prior service.

Based on Radford's analysis, and upon the recommendation of the Compensation Committee, our Board approved changes to our non-employee director compensation, including:

- the approval of a shareholder proposal to increase the annual retainer for Board service and for participation on the Compensation Committee;
- the elimination of the automatic stock option grant provisions of the 2001 Equity Incentive Plan in favor of an increase in the amount of the yearly share bonus award; and
- the replacement of half of the yearly share bonus award for our non-employee Chairman of the Board with cash compensation.

In addition, our Board modified the terms of the yearly share bonus awards granted to our non-employee directors, which previously were fully vested at grant and served as compensation for past service on the Board. In the future, the yearly share bonus awards granted to our non-employee directors will be subject to a vesting requirement and will serve as compensation for future service during the vesting period of the award. The Board also approved, on the Committee's recommendation, the implementation of new share ownership guidelines, which encourage our non-employees directors to hold at a minimum ordinary shares equivalent to $225,000 in value within five years. The changes to our non-employee director compensation are discussed in further detail in the sections below captioned "Annual Cash Compensation," "Revised Equity Compensation Program" and "Compensation for the Non-Employee Chairman of the Board."

As a result of these changes, Radford advised the Compensation Committee that overall compensation for our non-employee directors will approximate the 50th percentile of the established peer group of companies.

Annual Cash Compensation

Under the Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at our 2007 annual general meeting. The current arrangements include the following compensation:

- annual cash compensation of $60,000, payable quarterly in arrears to each non-employee director, for services rendered as a director;
- additional annual cash compensation of $50,000, payable quarterly in arrears to the Chairman of the Audit Committee of the Board of Directors for services rendered as Chairman of the Audit Committee and for participation on the committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to each other non-employee director who serves on the Audit Committee for participation on the committee;
- additional annual cash compensation of $25,000, payable quarterly in arrears to the Chairman of the Compensation Committee for services rendered as Chairman of the Compensation Committee and for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee; and
- additional annual cash compensation of $5,000 payable quarterly in arrears to each of our non-employee directors for participation on each standing committee other than the Audit Committee.

Non-employee directors do not receive any non-equity incentive compensation, or participate in any pension plan or deferred compensation plan.

We are currently seeking approval from our shareholders to: (i) increase from $60,000 to $75,000 the annual cash compensation payable to each of the company's non-employee directors for services rendered as a director; (ii) provide additional annual cash compensation of $100,000 to the non-employee Chairman of the Board for services rendered as Chairman of the Board in lieu of one-half of the annual share bonus award currently made to our Chairman of the Board; and (iii) increase from $5,000 to $10,000 the annual cash compensation payable to the members of the Compensation Committee (other than the Chairman of the Compensation Committee) for participation on the committee.

We are maintaining the additional cash compensation payable to the chairmen of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and the additional cash compensation payable to the members of the Audit Committee and the Nominating and Corporate Governance Committee for their services on such committees. For additional information, see the section entitled "***Flextronics Proposal No. 6: Ordinary Resolution to Approve Changes to the Cash Compensation Payable to our Directors and Additional Cash Compensation for the Chairmen of the Board***" beginning on page 26 of this proxy statement.

Fiscal Year 2009 Equity Compensation

Initial Option Grants

Prior to July 22, 2009, upon becoming a director of the company, each non-employee director received a one-time grant of stock options to purchase 25,000 ordinary shares under the automatic option grant provisions of the 2001 Plan. These options vested and were exercisable as to 25% of the shares on the first anniversary of the grant date and in 36 equal monthly installments thereafter. The options had an expiration date of five years from the date of grant. Messrs. Robert L. Edwards, Daniel H. Schulman and William D. Watkins each received stock options to purchase 25,000 ordinary shares under this program on October 13, 2008, June 18, 2009 and April 14, 2009, respectively.

Yearly Option Grants

Prior to the changes approved by our Board of Directors on July 22, 2009, each non-employee director was entitled on the date of each annual general meeting to receive stock options to purchase 12,500 ordinary shares under the terms of the automatic option grant provisions of the 2001 Plan. These options vested and were exercisable as to 25% of the shares on the first anniversary of the grant date and in 36 equal monthly installments thereafter. The options had an expiration date of five years from the date of grant. During fiscal year 2009, each non-employee director other than Messrs. Edwards, Schulman and Watkins received stock options to purchase 12,500 ordinary shares under this program.

Yearly Share Bonus Awards

Under the terms of the discretionary share bonus grant provisions of the 2001 Plan and as approved by our Compensation Committee, each non-employee director receives, following each annual general meeting of the company, a yearly share bonus award consisting of such number of shares having an aggregate fair market value of $100,000 on the date of grant. During fiscal year 2009, each non-employee director other than Messrs. Edwards, Schulman and Watkins received a share bonus award of 14,124 ordinary shares under this program. Our Board of Directors has approved modifications to this yearly share bonus award, which are discussed in further detail below.

Discretionary Grants

Under the terms of the discretionary option grant provisions of the 2001 Plan, non-employee directors are eligible to receive stock options granted at the discretion of the Compensation Committee. No director received stock options pursuant to the discretionary grant program during fiscal year 2009. The maximum number of ordinary shares that may be subject to awards granted to each non-employee director under the 2001 Plan is 100,000 ordinary shares in each calendar year.

Revised Equity Compensation Program

Based on the Compensation Committee's review of our non-employee director equity compensation program, the committee recommended, and our Board of Directors approved, the following changes to the equity compensation of our non-employee directors:

- We are eliminating the initial stock option grant for new directors and the yearly stock option grant for continuing directors;
- We are replacing the yearly share bonus award grant, which was fully vested on the date of grant, with a yearly share bonus award grant that will (i) consist of such number of shares having an aggregate fair market value of $125,000 on the date of grant; and (ii) vest on the date immediately prior to the date of the next year's annual general meeting; and
- As a replacement for the initial stock option grant, upon becoming a director of the company, each new non-employee director of the company will receive a pro-rated share of the yearly share bonus award. The pro-rated award will vest on the date immediately prior to the date of our next annual general meeting and will be based on the amount of time that the director will serve on the Board until such date.

The foregoing changes are effective as of the date of the 2009 annual general meeting and will not affect compensation payable with respect to prior service. Therefore, following our 2009 annual general meeting, our non-employee directors will receive the yearly share bonus awards payable with respect to their service on the Board since the date of the 2008 annual general meeting.

Compensation for the Non-Employee Chairman of the Board

Prior to the changes approved by our Board of Directors on July 22, 2009, our non-executive Chairman was entitled to receive, following each annual general meeting of the company, a yearly share bonus award that was fully vested on the date of grant and consisted of such number of shares having an aggregate fair market value of $200,000 on the grant date. The non-executive Chairman was also entitled to continue to receive cash compensation for service as chairman of the Audit Committee if appointed to such position, but otherwise was not eligible to receive cash compensation for service on any Board committees. The non-executive Chairman was entitled to receive all other compensation payable to our non-employee directors. Following the 2008 annual general meeting, Mr. Bingham, who has served as our non-executive Chairman since January 2008, received 20,376 ordinary shares under this program as a pro-rata share of the share bonus award grant for the period during which he had served as our Chairman.

On July 22, 2009, the Compensation Committee recommended, and our Board subsequently approved, the following changes to the manner in which our non-employee Chairman of the Board is compensated:

- We are replacing one-half of the Chairman's annual share bonus award with $100,000 in cash compensation, payable quarterly in arrears; and
- We are modifying the other half of the Chairman's annual share bonus award. The modified share bonus award will (i) consist of such number of shares having an aggregate fair market value of $100,000 on the date of grant; and (ii) vest on the date immediately prior to the date of the next year's annual general meeting.

Our Chairman of the Board will remain eligible to receive all other compensation payable to our non-employee directors, other than cash compensation payable for service on any Board committees. Pursuant to Proposal No. 6 of this proxy statement, we are currently seeking approval from our shareholders to allow for the additional cash compensation for our Chairman of the Board, and the foregoing changes to the Chairman's compensation are subject to approval by our shareholders of Proposal No. 6. In addition, the foregoing changes would be effective as of the date of our 2009 annual general meeting and will not affect compensation payable with respect to prior service. Therefore, following the 2009 annual general meeting, our non-employee Chairman of the Board will receive the yearly share bonus award payable with respect to his service as our Chairman since the date of the 2008 annual general meeting.

As described above, the maximum number of ordinary shares that may be subject to awards granted to each non-employee director under the 2001 Plan is 100,000 ordinary shares in each calendar year. As a result of the transition from our granting the yearly share bonus awards for prior service to granting the yearly share bonus awards subject to vesting requirements as compensation for future service, Mr. Bingham may be entitled to receive more shares on the date of the 2009 annual general meeting than are allowed under the terms of the discretionary award program of our 2001 Equity Incentive Plan. We will defer until calendar year 2010 the grant of any ordinary shares subject to the share bonus awards that our Chairman is entitled to receive on the date of the 2009 annual general meeting, which are in excess of the 100,000-share limitation.

Director Summary Compensation in Fiscal Year 2009

The following table sets forth the fiscal year 2009 compensation for our non-employee directors. Messrs. Watkins and Schulman, who were appointed to our Board of Directors on April 14, 2009 and June 18, 2009, respectively, did not receive any compensation in our 2009 fiscal year.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (4)	Option Awards ($) (3) (4)	Total ($)
H. Raymond Bingham	$110,000	$244,260	$28,730	$382,990
James A. Davidson	$ 85,000	$100,000	$28,730	$213,730
Robert L. Edwards	$ 16,304	—	$42,435	$ 58,739
Rockwell A. Schnabel	$ 75,000	$100,000	$28,730	$203,730
Ajay B. Shah	$ 75,000	$100,000	$28,730	$203,730
Richard L. Sharp*	$ 46,956	$100,000	$28,730	$175,686
Willy C. Shih, Ph.D.	$ 60,000	$100,000	$28,730	$188,730
Lip-Bu Tan	$ 80,000	$100,000	$28,730	$208,730

* Mr. Sharp retired from our Board of Directors on October 13, 2008.

(1) This column represents the amount of cash compensation earned in fiscal year 2009 for Board and committee services.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of share bonus awards granted in 2008 and expected to be granted in 2009 in accordance with SFAS 123(R). The amount for Mr. Bingham also includes incremental compensation costs beginning March 31, 2008 for his pro-rata share of the additional yearly share bonus award issued following the 2008 annual general meeting for serving as our Chairman. As the share bonus awards were in the form of fully vested and non-forfeitable shares, fair value is the closing price of our ordinary shares on the date of grant.

(3) The amounts in this column do not reflect compensation actually received by the non-employee directors nor do they reflect the actual value that will be recognized by the non-employee directors. Instead, the amounts reflect the compensation cost recognized by us in fiscal year 2009 for financial statement reporting purposes in accordance with SFAS 123(R) for stock options granted in and prior to fiscal year 2009. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. Information regarding the assumptions made in calculating the amounts reflected in this column for grants made in fiscal years 2009, 2008 and 2007 is included in the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. For information regarding the assumptions made in calculating the amounts reflected in this column for grants made prior to fiscal year 2007, see the section entitled "Accounting for Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the respective fiscal years included in our Annual Report on Form 10-K for those respective fiscal years.

The table below shows the aggregate number of ordinary shares underlying stock options held by our non-employee directors as of the 2009 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Stock Options (#)
H. Raymond Bingham	62,500
James A. Davidson	107,500
Robert L. Edwards	25,000
Rockwell A. Schnabel	62,500
Daniel H. Schulman**	0
Ajay B. Shah	62,500
Richard L. Sharp*	0
Willy C. Shih, Ph.D.	37,500
Lip-Bu Tan	107,500
William D. Watkins**	0

* Mr. Sharp retired from our Board of Directors on October 13, 2008.

** Mr. Watkins was appointed to our Board of Directors on April 14, 2009. Mr. Schulman was appointed to our Board of Directors on June 18, 2009.

(4) The grant-date fair value of yearly share bonus awards and stock options granted in fiscal year 2009 to each non-employee director (other than Mr. Edwards and Mr. Bingham) totals $128,730, of which $100,000 relates to share bonus awards and $28,730 relates to stock options. The grant-date fair value of yearly share bonus awards and stock options granted to Mr. Bingham in fiscal year 2009 totaled $272,990, of which $244,260 relates to share bonus awards and $28,730 relates to stock options. The grant-date fair value is the amount that we will expense in our financial statements over the award's vesting schedule. For share bonus awards, fair value is the closing price of our ordinary shares on the date of grant. For stock options, the fair value is calculated using the Black-Scholes value on the grant date of $2.30 per option. Additionally, we made an initial option grant of 25,000 options to Mr. Edwards upon the time he became a non-employee director of the company in October 2008. The fair value of his initial stock options was $1.70 per option on the grant date. The fair values of share bonus awards and option awards are accounted for in accordance with SFAS 123(R). Additional information on the valuation assumptions is included in the section entitled "Stock-Based Compensation" under Note 2 of our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the non-employee directors.

Change of Control and Termination Provisions of the 2001 Plan

Under the terms of the 2001 Plan, if a director ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the director may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a director ceases to provide services to the company because of death or disability, then the director may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a director who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. All share bonus awards held by our directors are in the form of fully vested and non-forfeitable shares.

Except for grants made under the automatic option grant program, in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option shall automatically accelerate so that each such option grant shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given option, vesting shall not so accelerate if, and to the extent, such option is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

For grants made under the automatic option grant program, in the event of a change of control transaction described above, each outstanding option will accelerate so that each such option shall, prior to the effective date of such transaction at such times and with such conditions as determined by the Compensation Committee, (i) become fully vested with respect to the total number of shares then subject to such award and (ii) remain exercisable for a period of three months following the consummation of the change of control transaction. However, in the event of a hostile take-over of the company pursuant to a tender or exchange offer, the director has a right to surrender each option, which has been held by him or her for at least six months, in return for a cash distribution by the company in an amount equal to the excess of (a) the take-over price per share over (b) the exercise price payable for such share.

PROPOSAL NO. 3:
RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2010 AND AUTHORIZATION OF OUR BOARD TO FIX THEIR REMUNERATION

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm to audit our accounts and records for the fiscal year ending March 31, 2010, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, Cap. 50, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the next annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2009 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and their respective affiliates for services performed during fiscal years 2009 and 2008. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal Year	
	2009	2008
	(in millions)	
Audit Fees	$10.0	$ 9.8
Audit-Related Fees	$ —	$ 0.2
Tax Fees	$ 3.1	$ 4.4
All Other Fees	$ —	$ —
Total	$13.1	$14.4

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and not included in Audit Fees. In fiscal year 2008, these fees related primarily to due diligence services performed in connection with our acquisition of Solectron Corporation.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services. These services include assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services, if any. We did not incur fees under this category during fiscal years 2009 or 2008.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The Board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2010 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

AUDIT COMMITTEE REPORT

The information contained under this "Audit Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Audit Committee assists our Board of Directors in overseeing financial accounting and reporting processes and systems of internal controls. The Audit Committee also evaluates the performance and independence of our independent registered public accounting firm. The Audit Committee operates under a written charter, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*. Under the written charter, the Audit Committee must consist of at least three directors, all of whom must be "independent" as defined by the Exchange Act and the rules of the SEC and Nasdaq. The members of the committee during fiscal year 2009 were Messrs. Bingham, Edwards, Shah and Tan, each of whom is an independent director. The current members of the committee are Messrs. Edwards, Shah, Tan and Watkins, each of whom is an independent director.

Our financial and senior management supervise our systems of internal controls and the financial reporting process. Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express opinions on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

The Audit Committee has reviewed and discussed with both the management of the company and our independent auditors our audited consolidated financial statements for the fiscal year ended March 31, 2009, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as may be modified or supplemented. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter from the independent registered certified public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered certified public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal year 2009 and fiscal year 2008 were pre-approved by the Audit Committee in accordance with established procedures.

Based on the Audit Committee's discussions with the management of the company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, which was filed with the SEC on May 20, 2009.

Submitted by the Audit Committee of the Board of Directors:

H. Raymond Bingham
Robert L. Edwards
Ajay B. Shah
Lip-Bu Tan

PROPOSAL NO. 4:
ORDINARY RESOLUTION TO AUTHORIZE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. If this proposal is approved, the authorization would be effective from the date of the 2009 annual general meeting until the earlier of (i) the conclusion of the 2010 annual general meeting or (ii) the expiration of the period within which the 2010 annual general meeting is required by law to be held. The 2010 annual general meeting is required to be held no later than 15 months after the date of the 2009 annual general meeting and no later than six months after the date of our 2010 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of three months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares. In the past, the Board has issued shares or made agreements that would require the issuance of new ordinary shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares; and
- in connection with our equity compensation plans and arrangements.

Notwithstanding this general authorization to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of Nasdaq, such as where the company proposes to issue ordinary shares that will result in a change in control of the company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares.

Our Board expects that we will continue to issue ordinary shares and grant options and share bonus awards in the future under circumstances similar to those in the past. As of the date of this proxy statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, including shares issuable in connection with new options that may be granted in connection with our employee stock option exchange program, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this proposal is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, ordinary shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of ordinary shares could be dilutive to existing shareholders or reduce the trading price of our ordinary shares on the NASDAQ Global Select Market.

We are submitting this proposal because we are required to do so under Singapore law before our Board of Directors can issue any ordinary shares in connection with strategic transactions, public and private offerings and in connection with our equity compensation plans. We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

The Board recommends a vote "FOR" the resolution to authorize ordinary share issuances.

PROPOSAL NO. 5:
ORDINARY RESOLUTION TO RENEW THE SHARE PURCHASE MANDATE

Our purchases or acquisitions of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may from time to time be applicable.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our ordinary shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the company's powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Mandate. Although our shareholders approved a renewal of the Share Purchase Mandate at the 2008 annual general meeting, our directors have not exercised any of the company's powers to purchase or otherwise acquire any ordinary shares pursuant to the 2008 renewal of the Share Purchase Mandate. The Share Purchase Mandate renewed at the 2008 annual general meeting will expire on the date of the 2009 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the 2009 annual general meeting for another renewal of the Share Purchase Mandate.

If renewed by shareholders at the 2009 annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2010 annual general meeting or the date by which the 2010 annual general meeting is required by law to be held.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the 2009 annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire ordinary shares that are issued and fully paid up. We may not purchase or acquire more than 10% of the total number of issued ordinary shares outstanding at the date of the 2009 annual general meeting or at September 30, 2008 (the date of our last annual general meeting of shareholders), whichever is greater. Any of our ordinary shares which are held as treasury shares will be disregarded for purposes of computing this 10% limit.

Purely for illustrative purposes, on the basis of 811,033,240 issued ordinary shares outstanding as of August 4, 2009 and assuming that no additional ordinary shares are issued on or prior to the 2009 annual general meeting, pursuant to the proposed Share Purchase Mandate, we would be able to purchase not more than 81,103,324 issued ordinary shares.

Purchases or acquisitions of our ordinary shares pursuant to the Share Purchase Mandate also are subject to limitations under the Indentures governing our 6½% Senior Subordinated Notes due 2013 and 6¼% Senior Subordinated Notes due 2014. Under the Indentures, as recently amended, the aggregate amount of purchases or acquisitions generally is limited to the sum of (A) 50% of our cumulative consolidated net income (as calculated under the Indentures) for the period commencing on April 1, 2009, plus (B) 100% of the fair market value received by us from the issuance or sale of our ordinary shares since April 1, 2009. In addition, we generally are permitted to make purchases or acquisitions of our ordinary shares under the Indentures in an aggregate amount of up to $250 million.

Duration of Share Purchase Mandate

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

- market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Companies Act.

If we decide to purchase or acquire our ordinary shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our directors. The maximum purchase price to be paid for the ordinary shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 150% of the "Prior Day Close Price" of our ordinary shares, which means the closing price of an ordinary share as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Treasury Shares

Under the Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarized below.

Maximum Holdings. The number of ordinary shares held as treasury shares may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our ordinary shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Companies Act permits us to purchase and acquire our ordinary shares out of our capital or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Companies Act. A company is solvent if (a) it is able to pay its debts in full at the time of the payment made in consideration of the purchase or acquisition (or the acquisition of any right with respect to the purchase or acquisition) of ordinary shares in accordance with the provisions of the Companies Act and will be able to pay its debts as they fall due in the normal course of business during the 12-month period immediately following the date of the payment; and (b) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after giving effect to the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired ordinary shares as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, the price paid for the ordinary shares and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

As described in more detail above, our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (excluding brokerage commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the 2009 annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase ordinary shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ordinary shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued ordinary shares, a shareholder's proportionate interest in the company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors or a group of shareholders acting together) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the company purchasing or acquiring our issued ordinary shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

PROPOSAL NO. 6:
ORDINARY RESOLUTION TO APPROVE CHANGES TO THE CASH COMPENSATION PAYABLE TO OUR DIRECTORS AND ADDITIONAL CASH COMPENSATION FOR THE CHAIRMAN OF THE BOARD

Under the Companies Act, we may only provide cash compensation to our directors for services rendered in their capacity as directors with the prior approval from the company's shareholders at a general meeting. We believe that it is advisable and in the best interests of our shareholders for our shareholders to authorize the company to:

- increase from $60,000 to $75,000 the annual cash compensation payable to each of Flextronics's non-employee directors for services rendered as a director;
- provide additional annual cash compensation of $100,000 to the non-employee Chairman of the Board of Directors of Flextronics for services rendered as Chairman of the Board in lieu of one-half of the annual share bonus award currently made to our Chairman of the Board; and
- increase from $5,000 to $10,000 the annual cash compensation payable to each non-employee Director of Flextronics who serves on the Compensation Committee (other than the Chairman of the Compensation Committee) for his or her participation on the committee.

We believe that this authorization will benefit our shareholders by enabling the company to attract and retain qualified individuals to serve as directors of the company and to continue to provide leadership for the company with the goal of enhancing long-term value for our shareholders.

We are maintaining the additional cash compensation payable to the chairmen of the company's current standing committees of our Board of Directors, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and the additional cash compensation payable to the members of the Audit Committee and the Nominating and Corporate Governance Committee for their services on such committees, in each case as previously approved by our shareholders at our 2007 annual general meeting of shareholders.

For additional information about the compensation paid to our non-employee directors, including compensation paid for the fiscal year ended March 31, 2009, changes in the cash compensation made pursuant to this proposal, and equity compensation paid to our non-employee directors and our Chairman of the Board, please see the section entitled *"Non-Management Directors' Compensation for Fiscal Year 2009"* on page 10.

The Board recommends a vote "FOR" the resolution to approve the changes to the cash compensation payable to our non-employee directors and additional cash compensation for the Chairman of the Board.

EXECUTIVE OFFICERS

The names, ages and positions of our executive officers as of July 28, 2009 are as follows:

Name	Age	Position
Michael M. McNamara	52	Chief Executive Officer
Paul Read	43	Chief Financial Officer
Sean P. Burke	47	President, Computing
Michael J. Clarke	54	President, Infrastructure
Christopher Collier	41	Senior Vice President, Finance
Carrie L. Schiff	43	Senior Vice President and General Counsel
Gernot Weiss	45	President, Mobile Market
Werner Widmann	57	President, Multek

Michael M. McNamara. Mr. McNamara has served as our Chief Executive Officer since January 2006, and as a member of our Board of Directors since October 2005. Prior to his promotion, Mr. McNamara served as our Chief Operating Officer from January 2002 through January 2006, as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara received a B.S. from the University of Cincinnati and an M.B.A. from Santa Clara University.

Paul Read. Mr. Read has served as our Chief Financial Officer since June 30, 2008. Prior to his promotion, Mr. Read served as Executive Vice President of Finance for Flextronics Worldwide Operations since October 2005, as Senior Vice President of Finance for Flextronics Worldwide Operations from February 2001 to October 2005, and as Vice President, Finance of Flextronics Americas Operations from August 1997 to February 2001. Mr. Read is a member of the Chartered Institute of Management Accountants.

Sean P. Burke. Mr. Burke has served as our President, Computing since October 16, 2005. Prior to joining us, Mr. Burke was the Executive Vice President of Iomega Corporation from January 2003 through September 2005. Preceding Iomega Corporation, Mr. Burke held a number of executive positions at Dell, Inc., Compaq Computer Corporation and HP Company. Mr. Burke received a B.B.A. degree from the University of North Texas.

Michael J. Clarke. Mr. Clarke has served as President of FlexInfrastructure since January 2006. Prior to joining us, Mr. Clarke served as a President and General Manager of Sanmina-SCI Corporation from October 1999 to December 2005. Mr. Clarke has over 25 years of Senior Executive, business development and hands-on operational experience managing global companies in major industries including Aerospace and Defense, Automotive and Industrial. Formerly, Mr. Clarke has held senior positions with international companies including Devtek Corporation, Hawker Siddeley and Cementation Africa, Mr. Clarke was educated as a Mechanical Engineer from Bradford Polytechnic, England, with enhanced professional development programs from University of Western Ontario, Canada and Columbia University, USA.

Christopher Collier. Mr. Collier, our Principal Accounting Officer since May 1, 2007, has served as our Senior Vice President, Finance since December 2004. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Carrie L. Schiff. Ms. Schiff has served as our Senior Vice President and General Counsel since June 1, 2006. Prior to her appointment as Senior Vice President and General Counsel, Ms. Schiff served as Vice President, General Counsel from February 1, 2004 to June 1, 2006 and as Associate General Counsel from July 2001 through January 2004. Prior to joining us, Ms. Schiff was the Senior Vice President, Corporate Development of USA.Net, Inc., from April 1999 until June 2001. Preceding USA.Net, Inc., Ms. Schiff was a partner with the firm of Cooley Godward. Ms. Schiff received an A.B. from the University of Chicago and her law degree from the University of California, Los Angeles.

Gernot Weiss. Mr. Weiss has served as our President, Mobile Market since January 2006. Prior to his appointment as President, Mobile Market, Mr. Weiss served as Senior Vice President of Sales and Marketing and Account Management in Europe and held various other positions in operations and account management. Mr. Weiss joined us with the acquisition of Neutronics in 1998, where he was a general manager since 1994. Previously, Mr. Weiss worked with Philips Electronics from 1984 to 1994. Mr. Weiss holds an Electrical Engineering Diploma and a diploma in Economics from the University in Klagenfurt, Austria.

Werner Widmann. Mr. Widmann has served as President, Multek since January 2004. Prior to his promotion, he served as General Manager of Multek Germany beginning in October 2002. Prior to joining Multek, Mr. Widmann was Managing Director of Inboard from 1999 to 2002 and held various technical and managerial positions with STP, Inboard-SSGI, Siemens AG and IBM Sindelfingen throughout his 33 year-career in the PCB industry. Mr. Widmann received his degree in mechanical/electrical engineering from the University for Applied Sciences (Fachhochschule), Karlsruhe.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any *such filing.*

The Compensation Committee of the Board of Directors of the company has reviewed and discussed with management the Compensation Discussion and Analysis beginning on page 28 of this proxy statement. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2009 annual general meeting of shareholders.

Submitted by the Compensation Committee of the Board of Directors:

James A. Davidson
Rockwell A. Schnabel

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to the following individuals, whom we refer to as the named executive officers or NEOs. This discussion focuses on compensation and practices relating to the named executive officers for our 2009 fiscal year:

Name	Position
Michael M. McNamara	Chief Executive Officer
Paul Read	Chief Financial Officer (1)
Michael J. Clarke	President, Infrastructure
Sean P. Burke	President, Computing
Carrie L. Schiff	Senior Vice President and General Counsel
Thomas J. Smach	Former Chief Financial Officer (2)

(1) Paul Read was appointed Chief Financial Officer effective June 30, 2008.

(2) Thomas J. Smach resigned as Chief Financial Officer effective June 30, 2008.

Compensation Committee

The Compensation Committee of our Board of Directors (referred to in this discussion as the Committee) seeks to align our compensation philosophy and objectives with our business strategy. On an annual basis, the Committee conducts a comprehensive review of our overall compensation strategy and competitive positioning, and recommends to our Board the compensation of our Chief Executive Officer and all other executive officers. The Committee also oversees management's decisions concerning the compensation of other company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs.

Independent Consultants and Advisors

The Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2009 fiscal year, the Committee engaged Frederic W. Cook & Co., Inc. (referred to in this discussion as F.W. Cook) as its independent adviser for certain executive compensation matters. F.W. Cook was retained by the Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. As part of its report to the Committee, F.W. Cook selected peer companies, and provided competitive compensation data, benchmarking and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. The Committee relied on input from F.W. Cook in evaluating management's recommendations and arriving at the Committee's recommendations to the Board with respect to the elements of compensation discussed below in this discussion and analysis. However, in December 2008, the Committee recommended and our Board approved modifications to our annual incentive bonus plan and additional equity grants for our employees, including our executives, and in March 2009, the Committee recommended and our Board approved additional equity grants for our Chief Executive Officer. The Committee and our Board took these additional actions in order to better align our annual incentive bonus plan with our business strategy and to retain and incentivize our employees, including our executives. These actions were not part of the more formal annual compensation review and, accordingly, were not based on input from F.W. Cook. For further discussion, please see below under "*—Fiscal Year 2009 Executive Compensation—Summary of Fiscal Year 2009 Compensation Decisions*," "*—Annual Incentive Bonus Plan—Modification of Performance Metrics During Fiscal 2009*" and "*—Stock-Based Compensation—Grants During Fiscal Year 2009*."

F.W. Cook has not provided any other services to the company and has received no compensation other than with respect to the services provided to the Committee. The Committee expects that it will continue to retain an independent compensation consultant on future executive compensation matters.

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company's performance and shareholder value. Accordingly, the key objective of our compensation programs is to attract, retain and motivate superior executive talent while maintaining an appropriate cost structure. In addition, our compensation programs are designed to link a substantial component of our executives' compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value. Finally, our compensation programs are designed to align our executives' interests with those of our shareholders.

To accomplish these objectives, the Committee has structured our compensation programs to include the following key features and compensation elements:

- base salaries, which are competitive with peer group companies, allowing the company to attract and retain key executives;
- annual cash bonuses, which are earned only if pre-established performance goals related to the company and business unit (in the cases of business unit executives) are achieved;

- equity-based compensation, which aligns our executives' interests with those of our shareholders and promotes executive retention;
- long-term cash bonuses and performance-based share bonus awards, which are earned only if pre-established performance goals related to the company and business unit (in the cases of business unit executives) are achieved; and
- deferred cash bonus awards, which are designed to promote executive retention, as these elements of compensation vest over a period of years only if the executive remains in the company's active employment.

The Committee does not maintain policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the key compensation goals set forth above. However, as a general matter, the Committee seeks to allocate a substantial majority of the named executive officers' compensation to components that are performance-based and at-risk.

While compensation levels may differ among NEOs based on competitive factors, and the role, responsibilities and performance of each specific NEO, there are no material differences in the compensation philosophies, objectives or policies for our NEOs. We do not maintain a policy regarding internal pay equity.

None of the named executive officers serves pursuant to an employment agreement, and each serves at the will of the company's Board of Directors. Similarly, we generally do not enter into severance agreements with, nor have we established severance arrangements for, our executive officers as part of the terms of their employment. This enables our Board to remove an executive officer, if necessary, prior to retirement or resignation whenever it is in our best interests. When an executive officer retires, resigns or is terminated, our Board exercises its business judgment in approving an appropriate separation or severance arrangement in light of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation from the company.

Role of Executive Officers in Compensation Decisions

The Committee makes recommendations to our Board on all compensation actions relating to our executive officers. As part of its process, the Committee meets with our Chief Executive Officer and Chief Financial Officer to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. Our Chief Executive Officer and Chief Financial Officer meet with our Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits to obtain additional input on these matters.

In connection with the formal compensation review process for fiscal year 2009, our Chief Executive Officer and Chief Financial Officer developed their recommendations based on the competitive data prepared by F.W. Cook. In addition, our Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits relied on similar data prepared by Radford Consulting and Pearl Meyer & Partners, which were used to validate the data developed by F.W. Cook.

Competitive Positioning

To assist the Committee in arriving at its recommendations to our Board on the amounts and components of fiscal year 2009 compensation for our Chief Executive Officer and other executive officers, F.W. Cook prepared for the Committee's review competitive compensation data as follows:

- to benchmark compensation for our CEO and CFO, F.W. Cook constructed a peer group consisting of 24 high-profile technology companies in the EMS (electronic manufacturing services), OEM (original equipment manufacturer) and distribution sectors, and compiled compensation data from such companies' SEC filings; and

- to benchmark compensation for our other executives and senior officers, including our named executive officers (other than our CEO and CFO), F.W. Cook matched the executives and senior officers based on job title and responsibility to compensation data in a published compensation survey prepared by Radford Consulting covering technology companies with annual revenues greater than $8 billion. F.W. Cook used the Radford survey data for our other NEOs, rather than the peer group data, because the Radford survey data provided a better match based upon job title and responsibility.

F.W. Cook selected all of the companies included in the CEO/CFO peer group. The peer group consisted of the following companies:

Advanced Micro Devices, Inc.
Agilent Technologies, Inc.
Anixter International Inc.
Applied Materials, Inc.
Arrow Electronics, Inc.
Avnet, Inc.
Celestica Inc.
Cisco Systems, Inc.
Dell Inc.
Emerson Electric Co.
Hewlett-Packard Company
Honeywell International Inc.
Ingram Micro Inc.
Intel Corporation
Jabil Circuit, Inc.
Micron Technology, Inc.
Motorola, Inc.
Seagate Technology
Sun Microsystems, Inc.
Tech Data Corporation
Tyco International Ltd.
United Technologies Corporation
Western Digital Corporation
Xerox Corporation

The companies included in the Radford survey data used by F.W. Cook for their competitive analysis of our other executives and senior officers, including our NEOs (other than our CEO and CFO) are as follows:

Alcatel-Lucent
Amazon.com, Inc.
Apple Inc.
Applied Materials, Inc.
Arrow Electronics, Inc.
AT&T Inc.
Cisco Systems, Inc.
Comcast Corporation
Computer Sciences Corporation
Dell Inc.
The DIRECTV Group, Inc.
Eastman Kodak Company
Electronic Data Systems Corporation
EMC Corporation
General Dynamics Corporation
Google Inc.
Intel Corporation
Microsoft Corporation
Motorola, Inc.
Nokia Corporation
Nortel Networks Corporation
Oracle Corporation
QUALCOMM Incorporated
Qwest Communications International Inc.
Seagate Technology
Sprint Nextel Corporation
Sun Microsystems, Inc.
Texas Instruments Incorporated

For fiscal years 2008 and 2007, the Committee reviewed competitive data compiled by Pearl Meyer & Partners in determining CEO and CFO compensation. Pearl Meyer selected six companies in an industry peer group (one of which was Solectron Corporation, which we acquired in October 2007) and six companies in a high technology company peer group. Pearl Meyer also used data from a high technology company survey and an industry survey, both selected on the basis of revenue comparability.

For fiscal years 2008 and 2007, the Committee based its compensation recommendations for executives and senior officers, other than our CEO and CFO, on the nature and scope of these officers' responsibilities and leadership roles in relation to the Chief Executive Officer and Chief Financial Officer, and on the recommendations of our Chief Executive Officer. In these years, our Chief Executive Officer based his recommendations on competitive data compiled by Hay Group from executive compensation survey reports prepared by Hay Group and Radford Consulting.

The Committee believes that the competitive data compiled by F.W. Cook provides a more appropriate set of benchmarking data than the data used in previous years, given the company's revenue growth and the consolidation in the EMS industry. Due to these changes, F.W. Cook determined that it was appropriate to select peer technology companies in businesses that compete for similar executive talent and with a range of financial metric and market capitalization comparability. The Committee also believes that the Radford survey data used by F.W. Cook provided benchmarking data that was consistent with the CEO/CFO peer group and a better data match for our other NEOs.

The Committee seeks to set total target direct compensation for the company's executives at or above the 75th percentile of that provided by peer companies. Total target direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. The Committee also seeks to target each component of total target direct compensation at these levels. However, total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, level of responsibility and performance, as well as competitive market conditions. The compensation decisions discussed below under the section captioned "*Fiscal Year 2009 Executive Compensation*" reflect the Committee's objective of generally targeting the 75th percentile of peer company compensation. However, the compensation decisions made in December 2008 and March 2009, as summarized below under "*Fiscal Year 2009 Executive Compensation—Summary of Fiscal Year 2009 Compensation Decisions*" and as discussed more fully in the sections captioned "*—Annual Incentive Bonus Plan—Modification of Performance Metrics During Fiscal 2009*" and "*—Stock-Based Compensation—Grants During Fiscal Year 2009*" were taken in response to the global economic crisis in order to better align our annual incentive bonus plan with our business strategy and to retain and incentivize our employees, including our executives. Accordingly, these elements of compensation were not part of the more formal annual compensation review, including the benchmarking process.

Fiscal Year 2009 Executive Compensation

Summary of Fiscal Year 2009 Compensation Decisions

The Committee believes that management executed effectively on the company's business strategy in the current economic environment and performed exceptionally well in managing the controllable aspects of our business. For our first two fiscal quarters, we had record revenues and adjusted operating profits (which in the second fiscal quarter excluded approximately $129 million in charges primarily for provisions for doubtful accounts receivable, the write-down of inventory and recognition of associated contractual obligations for financially distressed customers). Beginning with our third fiscal quarter and accelerating through our fourth fiscal quarter, the global economic crisis had a significant impact on our business, with almost every product category and every geographic region in which we operate experiencing a substantial reduction in customer demand. In response to the deteriorating economic environment, our Board upon the recommendation of the Committee modified certain elements of our fiscal 2009 compensation programs in order to better align our annual incentive bonus plan with our business strategy, and to assure retention of and to incentivize our employees, including our management team. To this end, we modified the performance metrics of our annual incentive bonus plan to focus our executives and senior officers on the following goals: controlling costs; improving internal efficiencies; reducing inventory levels; managing working capital; and generating cash flow. In addition, we made additional equity grants to our employees, including our executives and senior officers.

Our CEO's base salary was not adjusted in fiscal 2009. In connection with the appointment of Mr. Read as our Chief Financial Officer, his base salary was adjusted to a level that was between the median and 75th percentile of our peer companies. Our three other NEOs' base salaries were adjusted to levels approaching the 75th percentile of our peer companies, with the exception of Ms. Schiff, whose base salary remains below the median level. Annual incentive awards were 110.0% of target for Mr. McNamara; 117.14% of target for Mr. Read; 116.23% of target for Mr. Clarke; 77.15% of target for Mr. Burke; and 146.41% of target for Ms. Schiff. Aggregate cash compensation in the form of base salary and incentive bonuses paid to the NEOs (other than Mr. Smach) for fiscal year 2009 was lower than fiscal year 2008 by the following percentages: Mr. McNamara—46.57%; Mr. Read—0.85%; Mr. Clarke—16.62%;

Mr. Burke—19.20%; and Ms. Schiff—27.63%. Due to the equity awards made in December 2008 and March 2009 to address the impact of the global economic crisis on our compensation programs for our employees, including our executives, we do not believe that it is meaningful to compare fiscal 2009 total direct compensation levels with fiscal 2008 levels. However, given the substantial decline in our share price following the global economic crisis, the carried equity value of the NEOs' equity in the company (comprised of unvested share bonus awards and the "in-the-money" value of options) declined substantially from fiscal year end 2008 to 2009. The deteriorating macroeconomic environment also impacted long-term cash and stock incentive awards made in fiscal year 2009, and we do not expect that these awards will vest or be paid. Based on company performance, the Committee believes that compensation levels and long-term award opportunities for fiscal year 2009 were appropriate and consistent with the philosophy and objectives of the company's compensation programs.

In fiscal year 2009, the Committee also recommended and the Board approved a shift from the granting of share bonus awards and no options in fiscal year 2008 to granting both share bonus awards and options in fiscal year 2009, with a greater weighting to options. This shift was designed to create greater alignment of interests with shareholders and to reward the company's employees for the successful integration of the Solectron acquisition.

Elements of Compensation

We allocate compensation among the following components for our named executive officers:

- base salary;
- annual cash incentive awards;
- multi-year cash and stock incentive awards;
- stock-based compensation;
- deferred compensation; and
- other benefits.

Base Salary

We seek to set our executives' base salaries at levels which are competitive with our peer companies based on each individual executive's role and the scope of his or her responsibilities, also taking into account the executive's experience and the base salary levels of other executives within the company. The Committee typically reviews base salaries every fiscal year and adjusts base salaries to take into account competitive market data, individual performance and promotions or changes in responsibilities.

Mr. McNamara's base salary was maintained at $1,250,000 based on the F.W. Cook peer company data which indicated that this level approximated the 75th percentile.

Prior to his appointment as Chief Financial Officer effective June 30, 2008, Mr. Read served as Executive Vice President of Finance for Worldwide Operations. As part of the Committee's annual review of base salaries, the Committee recommended and the Board approved an increase in Mr. Read's base salary from $400,000 to $475,000. This increase was made to approximate the 75th percentile of the Radford survey data for the second most senior finance executive, after applying a premium of 10% to take into account that Mr. Read reported directly to the CEO. On May 14, 2008, Mr. Read was appointed Chief Financial Officer effective June 30, 2008. In recognition of Mr. Read's appointment, Mr. Read's base salary was increased to $600,000 effective May 15, 2008 and was set at between the median and 75th percentile of the peer company data for his position.

Base salary levels for the other named executive officers (other than Mr. Smach) were increased as follows: Mr. Clarke's base salary was increased from $490,000 to $550,000 (paid in Canadian dollars), in order to pay a level of base salary closer to the 75th percentile; Mr. Burke's base salary was increased from $375,000 to $450,000, also to pay a level of base salary closer to the 75th percentile; and Ms. Schiff's base salary was increased from $350,000 to $425,000, which represented the largest percentage increase for our named executive officers other than Mr. Read, but reflected a level below the median of the peer company data.

Annual Incentive Bonus Plan

Through our annual incentive bonus plan, we seek to provide pay for performance by linking incentive awards to company and business unit performance.

Key features of the bonus plan in fiscal 2009 were as follows:

- performance targets were based on key company and business unit financial metrics
- performance targets were measured on a quarterly basis in the cases of the first two fiscal quarters and a quarterly and/or six month basis in the cases of the third and fourth fiscal quarters
- the financial goals varied based on each executive's responsibilities, with a substantial weighting on business unit financial metrics for business unit executives
- certain performance measures were calculated on a non-GAAP basis and excluded after-tax intangible amortization, stock-based compensation expense, gains and losses from divestitures, and certain restructuring and other charges, subject to approval by the Committee. We excluded these items in order to arrive at more meaningful period-to-period comparisons of our ongoing operating results
- bonuses were based entirely on achievement of financial performance objectives; there is no individual performance component
- each executive's target bonus was set at a percentage of base salary, based on the level of the executive's responsibilities
    - › the CEO's target bonus was set at 150% of base salary and the CFO's target bonus was set at 100% of base salary
    - › for executives other than the CEO and CFO, the target bonus was set at a range of between 60% and 80% of base salary
- payout opportunities for each bonus component ranged from 50% of target to a maximum of 300% of target (200% in the cases of the CEO and CFO)
- for the third and fourth fiscal quarters, the plan provided a minimum payout of 50% of target for certain company financial metrics

The Committee recommended and our Board approved different performance metrics for our Chief Executive Officer and Chief Financial Officer as compared with other executives, and different performance metrics for corporate officers as compared with business unit executives. In addition, we varied the weightings for certain performance metrics among different executives, in order to better align individual awards with our business strategy. For example, we placed a greater emphasis on revenue growth for our Computing sector than for our Infrastructure sector, but placed a greater emphasis on profit after interest growth for our Infrastructure sector than for our Computing sector.

Modification of Performance Metrics during Fiscal 2009

We modified the performance metrics used in our annual incentive plan on December 1, 2008 as a result of the deteriorating macroeconomic conditions and its effects on the company's performance. The performance metrics initially approved and which remained in effect for the first two fiscal quarters were as follows:

- for our CEO and CFO, bonuses were based on achievement of year-over-year quarterly EPS growth; however, in Mr. Read's case, his bonus for the first quarter was based on the metrics that applied to his former position as Executive Vice President of Finance for Worldwide Operations, which were achievement of year-over-year quarterly EPS growth, revenue growth and profit after interest growth;
- Mr. Clarke's bonus was based on achievement of year-over-year quarterly EPS growth, and revenue growth and profit after interest growth at his business unit (Infrastructure);
- Mr. Burke's bonus was based on achievement of year-over-year quarterly EPS growth, and revenue growth and profit after interest growth at his business unit (Computing); and
- Ms. Schiff's bonus was based on achievement of year-over-year quarterly EPS growth, revenue growth, profit after interest growth, and SG&A reduction.

On December 1, 2008, the Committee recommended and our Board approved modifications to the performance metrics for the third and fourth fiscal quarters, as follows:

- for our CEO and CFO, bonuses were based on achievement of quarterly EPS and inventory reduction targets and six-month free cash flow targets (which we refer to as the "company metric");
- Mr. Clarke's bonus was based on achievement of the company metric and revenue growth and profit after interest growth at his business unit (Infrastructure);
- Mr. Burke's bonus was based on achievement of the company metric and revenue growth and profit after interest growth at his business unit (Computing); and
- Ms. Schiff's bonus was based on achievement of the company metric and SG&A-reduction targets.

Under the modified plan, Messrs. Clarke and Burke also were eligible for an additional bonus of up to 10% and 8.75% of their respective annual base salaries for each of the third and fourth fiscal quarters based upon achievement of inventory reduction targets at their business units. The modified plan also provided for a minimum payout for the third and fourth fiscal quarters of 50% of the target company metric.

Prior to the plan modifications, the plan allocated 50% of the bonus opportunity to annual targets and 50% to achievement of quarterly targets. As part of the modification, the annual targets were eliminated so that 100% of the bonus opportunity was allocated to the achievement of quarterly performance targets (other than with respect to the six-month free cash flow target discussed above).

With the deteriorating macroeconomic environment accelerating in our third fiscal quarter, we increased our business focus on controlling costs and managing our working capital to improve cash flow. As a result of this shift in our business focus, and projected decreases in revenue, the Committee recommended and our Board approved the above-described modifications in the annual incentive plan performance metrics for our third and fourth fiscal quarters. We believe that these changes were appropriately designed to motivate our executives to execute the operational strategies necessitated by the unprecedented economic environment.

Annual Incentive Awards for the CEO and CFO

Mr. McNamara was eligible for a bonus award based on year-over-year quarterly EPS growth in the first and second fiscal quarters, and achievement of quarterly EPS and inventory reduction targets and six-month free cash flow targets for the third and fourth fiscal quarters. Mr. McNamara's annual target bonus was 150% of base salary.

For the first fiscal quarter, Mr. Read was eligible for a bonus award based on year-over-year quarterly EPS growth, revenue growth and profit after interest growth. Mr. Read's target bonus for the first fiscal quarter was based on an annual target of 70% of base salary. For the second through fourth fiscal quarters, Mr. Read's bonus eligibility was based on the same performance measures as Mr. McNamara. Mr. Read's target bonus for the second through fourth fiscal quarters was based on an annual target of 100% of base salary.

The following table sets forth the payout level opportunities that were available for Messrs. McNamara and Read as a percentage of their target awards for the first and second fiscal quarters (second quarter only in the case of Mr. Read) based on different levels of performance. The quarterly target bonus was 37.5% of base salary for Mr. McNamara and 25.0% of base salary for Mr. Read. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Annual Incentive Bonus Payout Levels (Q1 and Q2)

Payout (% Target)	50%	75%	100%	150%	200% (1)
Adjusted EPS Growth	10.0%	12.5%	15.0%	18.8%	22.5%

(1) The plan also provided for a maximum payout of 200% if 18% adjusted EPS growth was achieved and the average closing share price of the company's ordinary shares for the month of March 2009 was at least $12.50.

Mr. Read's payout level opportunities as a percentage of the target award for each performance measure for the first fiscal quarter based on different levels of performance are set forth below. Mr. Read's quarterly target bonus was 17.5% of base salary, with a weighting of 20% for the EPS growth metric, 40% for the revenue growth metric and 40% for the profit after interest growth metric. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Adjusted EPS Growth		**Revenue Growth**		**Profit After Interest (PAI) Growth**	
EPS Growth	Payout	Revenue Growth	Payout	PAI Growth	Payout
10.0% growth	50% payout	8.0% growth	50% payout	10.0% growth	50% payout
15.0% growth	100% payout	10.0% growth	100% payout	15.0% growth	100% payout
18.8% growth	150% payout	12.5% growth	150% payout	18.8% growth	150% payout
22.5% growth	200% payout	15.0% growth	200% payout	22.5% growth	200% payout
26.3% growth	250% payout	20.0% growth	250% payout	26.3% growth	250% payout
30.0% growth	300% payout	25.0% growth	300% payout	30.0% growth	300% payout

The following table sets forth the payout level opportunities that were available for Messrs. McNamara and Read as a percentage of the target award for each performance measure for the third and fourth fiscal quarters based on different levels of performance. The quarterly target bonus was 37.5% of base salary for Mr. McNamara and 25.0% of base salary for Mr. Read, with a weighting of 20% for the EPS metric, 40% for the inventory reduction metric and 40% for the free cash flow metric. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Annual Incentive Bonus Payout Levels (Q3 and Q4)

Payout (% Target)	50%	75%	100%	125%	150%	175%	200%
Q3 Adjusted EPS	0.21	0.22	0.23	0.24	0.25	0.26	0.27
Q3 Inventory Reduction	$250M	$275M	$300M	$325M	$350M	$375M	$400M
Q3 & Q4 Free Cash Flow	$500M	$550M	$600M	$650M	$700M	$750M	$800M
Q4 Adjusted EPS	0.02	0.03	0.04	0.045	0.05	0.06	0.07
Q4 Inventory Reduction	$250M	$275M	$300M	$325M	$350M	$375M	$400M
Q3 & Q4 Free Cash Flow	$500M	$550M	$600M	$650M	$700M	$750M	$800M

For the inventory reduction metric, the incentive plan allowed for recoupment of bonus opportunities based on aggregate third and fourth quarter performance.

The adjusted EPS growth performance metric (and in Mr. Read's case, the profit after interest performance metric for the first fiscal quarter) applicable for the first two fiscal quarters and the adjusted EPS and cash flow targets applicable for the third and fourth fiscal quarters were calculated on an adjusted basis to exclude after-tax intangible amortization, stock-based compensation expense, gains and losses from divestitures, and certain restructuring and other charges, subject to approval by the Committee.

The following table sets forth the actual quarterly and total payout levels, both as a percentage of target and of base salary, for Messrs. McNamara and Read:

Period	Payout (% Target)	CEO Actual Payout % (as a % of Base Salary)	CFO Actual Payout % (as a % of Base Salary)
Q1	200%	75.0%	49.175% (1)
Q2	0%	0%	0%
Q3	80%	30.0%	20.0%
Q4	160%	60.0%	40.0%
Total		**165.0%**	**109.175%**

(1) For the first fiscal quarter, Mr. Read's bonus was calculated as described above under "*—Annual Incentive Bonus Payout Levels (Q1 and Q2).*" Based on achievement of performance measures, Mr. Read's first quarter payout as a percent of target was 281%. Based on the quarterly target bonus of 17.5% of base salary, this yielded a payout of 49.175% of his base salary for his first quarter bonus, which was applied to his base salary as in effect at the end of the first quarter.

First quarter year-over-year adjusted EPS growth exceeded the maximum performance level, resulting in a payout of 200% of target. Second quarter year-over-year adjusted EPS growth was a negative 50% (without making adjustment for charges of $129 million primarily relating to financially distressed customers), resulting in no payout. For the third quarter, the threshold adjusted EPS target was not achieved, but inventory reduction was achieved at a 200% payout level. For the fourth quarter, the threshold adjusted EPS target was not achieved and inventory reduction was achieved at a 200% payout level. For the fourth quarter, free cash flow was achieved at a 200% payout level. On an aggregate basis, bonus payouts were 110% of target for Mr. McNamara and 117.14% of target for Mr. Read.

Annual Incentive Awards for NEOs other than the CEO and CFO

For the first two fiscal quarters, Messrs. Clarke and Burke were eligible for bonus awards based on year-over-year EPS growth and year-over-year revenue and profit after interest growth at their respective business units. Mr. Clarke's annual target bonus was 80% of base salary and Mr. Burke's annual target bonus was 70% of base salary. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Clarke were 20% for EPS growth, 25% for business unit revenue growth and 55% for business unit profit after interest growth. Business unit profit after interest was calculated on an adjusted non-GAAP basis to exclude after-tax intangible amortization, stock-based compensation expense, gains and losses from divestitures, and certain restructuring and other charges, and to include a 12% cost of capital charge based on the average three month working capital balances. The weightings of the performance metrics for Mr. Burke were 20% for EPS growth, 40% for business unit revenue growth and 40% for business unit profit after interest growth. We treat the business unit profit after interest performance measure as confidential. We set these measures at levels designed to motivate Messrs. Clarke and Burke to achieve operating results at their respective business units in alignment with our business strategy with payout opportunities at levels of difficulty consistent with the corresponding corporate level metric.

For the first two fiscal quarters, Ms. Schiff was eligible for a bonus award based on year-over-year EPS growth, revenue growth, profit after interest growth and SG&A reduction, all calculated at the corporate level. Ms. Schiff's annual target bonus was 60% of base salary. Actual payout levels ranged from 50% to 300% of target. The weightings of the performance metrics for Ms. Schiff were 20% for EPS growth, 30% for revenue growth, 30% for profit after interest growth and 20% for SG&A reduction. The SG&A reduction measure was calculated on an adjusted, non-GAAP basis consistent with the basis utilized for other non-GAAP measures.

For the third and fourth fiscal quarters, Messrs. Clarke's and Burke's bonus eligibility was modified to replace the EPS growth metric with the company metric (the same metric used for Messrs. McNamara and Read). Actual payout level opportunities were modified slightly to cap the payout opportunity for the company metric at 200% versus a maximum payout opportunity of 300% for the EPS growth metric that applied in the first two fiscal quarters. In addition, Messrs. Clarke and Burke also were eligible for an additional bonus of up to 10% and 8.75% of their respective annual base salaries for each of the third and fourth fiscal quarters based upon achievement of inventory reduction targets at their business units. We treat the business unit inventory reduction measure as confidential. We set these measures at levels designed to motivate Messrs. Clarke and Burke to achieve inventory reduction levels at their respective business units in alignment with our business strategy with payout opportunities at levels of difficulty consistent with the corresponding corporate level metric.

For the third and fourth fiscal quarters, Ms. Schiff was eligible for a bonus award based on achievement of quarterly EPS, inventory reduction, and SG&A reduction targets and six-month free cash flow targets. Actual payout level opportunities were modified slightly to cap the payout opportunity for all of the metrics, other than SG&A reduction, to 200% versus a maximum payout opportunity of 300% that applied in the first two fiscal quarters. The weightings of the performance metrics for Ms. Schiff were 25% for each metric.

The following table sets forth the payout level opportunities that were available for Messrs. Clarke and Burke as a percentage of the target award for EPS growth (calculated at the corporate level) and revenue growth (calculated at the business unit level) for the first and second fiscal quarters based on different levels of performance. The quarterly target bonus was 20.0% of base salary for Mr. Clarke and 17.5% of base salary for Mr. Burke. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

EPS Growth (1)		**Revenue Growth**	
EPS Growth	Payout	Revenue Growth	Payout
10.0% growth	50% payout	8.0% growth	50% payout
15.0% growth	100% payout	10.0% growth	100% payout
18.8% growth	150% payout	12.5% growth	150% payout
22.5% growth	200% payout	15.0% growth	200% payout
26.3% growth	250% payout	20.0% growth	250% payout
30.0% growth	300% payout	25.0% growth	300% payout

(1) As discussed above, for the third and fourth fiscal quarters, the EPS Growth metric was replaced with the company metric and the maximum payout level for the company metric was 200%. In addition, Messrs. Clarke and Burke were eligible for additional bonuses based on inventory reduction at their business units in the third and fourth fiscal quarters.

The weightings given to the performance metrics for Messrs. Clarke and Burke were as follows:

	EPS Growth	Business Unit Revenue Growth	Business Unit Profit After Interest Growth
Mr. Clarke	20%	25%	55%
Mr. Burke	20%	40%	40%

Ms. Schiff's payout level opportunities as a percentage of the target award for each performance measure for the first and second fiscal quarters based on different levels of performance are set forth below. Ms. Schiff's quarterly target bonus was 15.0% of base salary, with a weighting of 20% for the EPS growth metric, 30% for the revenue growth metric, 30% for the profit after interest growth metric, and 20% for the SG&A reduction metric. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

EPS Growth		Revenue Growth		Profit After Interest (PAI) Growth		SG&A Reduction	
EPS Growth	Payout	Revenue Growth	Payout	PAI Growth	Payout	SG&A Level	Payout
10.0% growth	50% payout	8.0% growth	50% payout	10.0% growth	50% payout	2.14% (% sales)	50% payout
15.0% growth	100% payout	10.0% growth	100% payout	15.0% growth	100% payout	2.09% (% sales)	100% payout
18.8% growth	150% payout	12.5% growth	150% payout	18.8% growth	150% payout	2.04% (% sales)	150% payout
22.5% growth	200% payout	15.0% growth	200% payout	22.5% growth	200% payout	1.99% (% sales)	200% payout
26.3% growth	250% payout	20.0% growth	250% payout	26.3% growth	250% payout	1.94% (% sales)	250% payout
30.0% growth	300% payout	25.0% growth	300% payout	30.0% growth	300% payout	1.89% (% sales)	300% payout

The following table sets forth the payout level opportunities that were available for Ms. Schiff as a percentage of the target award for each performance measure for the third and fourth fiscal quarters based on different levels of performance. The weightings for the performance measures were 25% for each metric. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Payout (% Target)	50%	75%	100%	125%	150%	175%	200%	300%
Q3 Adjusted EPS	0.21	0.22	0.23	0.24	0.25	0.26	0.27	n/a
Q3 Inventory Reduction	$250M	$275M	$300M	$325M	$350M	$375M	$400M	n/a
Q3 & Q4 Free Cash Flow	$500M	$550M	$600M	$650M	$700M	$750M	$800M	n/a
Q3 Adjusted SG&A	$188M	$186M	$184M	$182M	$180M	$178M	$176M	$168M
Q4 Adjusted EPS	0.02	0.03	0.04	0.045	0.05	0.06	0.07	n/a
Q4 Inventory Reduction	$250M	$275M	$300M	$325M	$350M	$375M	$400M	n/a
Q3 & Q4 Free Cash Flow	$500M	$550M	$600M	$650M	$700M	$750M	$800M	n/a
Q4 Adjusted SG&A	$171M	$169M	$167M	$165M	$164M	$162M	$160M	$153M

For the inventory reduction metric, the incentive plan allowed for recoupment of bonus opportunities based on aggregate third and fourth quarter performance.

The following table sets forth the actual quarterly and total payout levels, both as a percentage of target and of base salary, for Messrs. Clarke and Burke and Ms. Schiff:

Period	M. Clarke Payout (% Target)	M. Clarke Actual Payout % (as a % of Base Salary)	S. Burke Payout (% Target)	S. Burke Actual Payout % (as a % of Base Salary)	C. Schiff Payout (% Target)	C. Schiff Actual Payout % (as a % of Base Salary)
Q1	151.9%	30.4%	160.6%	28.1%	260.6%	39.1%
Q2	165.0%	33.0%	0.0%	0.0%	120.0%	18.0%
Q3	66.0%	13.2%	66.0%	11.6%	73.5%	11.0%
Q4	82.0%	16.4%	82.0%	14.4%	131.6%	19.7%
Total		**93.0%**		**54.1%**		**87.8%**

Long-Term Incentive Programs

Three-Year Performance Plan (fiscal 2007 through fiscal 2009)

In fiscal year 2007, the Committee recommended and the Board approved a three-year cash incentive bonus plan. The three-year performance plan was designed to reward the named executive officers and certain other senior officers based upon the achievement by the company of a three-year compounded annual revenue growth rate and a three-year compounded annual EPS growth rate, provided that the individual receiving the bonus continued to remain employed by the company. Under this plan, each of the named executive officers (other than Mr. Smach, who retired effective June 30, 2008) was eligible for a bonus of up to $1,000,000 following the close of the 2009 fiscal year if certain pre-established targets were achieved. For purposes of determining achievement of these targets, the plan used non-GAAP measures on the basis discussed above under "*—Annual Incentive Bonus Plan.*" The Board established the three-year cash incentive bonus plan to focus senior management on achievement of sustained EPS and revenue growth at levels which would have resulted in payment of the $1,000,000 maximum bonus only if the company performed significantly better than internal targets, with a lesser bonus opportunity if the company achieved its internal targets. The three-year bonus plan provided for a bonus of $1,000,000 if the company achieved both a three-year compounded annual revenue growth rate of at least 15% and a three-year compounded annual EPS growth rate of at least 20%, and also provided for a bonus of $750,000 if the company achieved both a three-year compounded annual revenue growth rate of at least 10% and a three-year compounded annual EPS growth rate of at least 15%. No bonus would be awarded if the company failed to achieve the target performance level required for the lesser bonus. Although the company achieved a three-year compounded annual revenue growth rate of 26.5%, the company's three-year compounded annual EPS growth rate was 2.4%. Accordingly, no bonuses were awarded under this plan.

Three-Year Performance Plan (fiscal 2009 through fiscal 2011)

In fiscal year 2009, the Committee recommended and the Board approved a three-year incentive bonus plan. The three-year performance plan is designed to reward the named executive officers and certain other senior officers based upon the achievement by the company of three-year compounded annual EPS growth rates, provided that the individual receiving the bonus remains employed by us at the time the bonus is paid. Under this plan, maximum cash bonuses that may be earned based on performance are as follows: Mr. McNamara—$4,000,000; Mr. Read—$1,250,000; Mr. Clarke—$625,000; Mr. Burke—$625,000; and Ms. Schiff—$500,000. For purposes of determining achievement of performance levels, the plan uses non-GAAP measures on the basis discussed above under "*—Annual Incentive Bonus Plan.*" The Board established the three-year cash incentive bonus plan to focus senior management on achievement of sustained EPS growth at levels which result in payment of the maximum bonus only if the company performs significantly better than internal targets, with a lesser bonus opportunity if the company achieves its internal targets. If the company fails to achieve the threshold performance level, no bonus will be awarded. As a result of the dramatically deteriorating macroeconomic climate, which has slowed demand for our customers' products, and the resulting decrease in our expected operating results, management of the company believes that achievement of the performance measures for the three-year performance plan is no longer probable and these bonuses are not expected to be paid.

For additional information about the three-year incentive bonus plan, please refer to the Grants of Plan-Based Awards in Fiscal Year 2009 table, which shows the threshold, target and maximum amounts payable under the plan.

As discussed under "*Competitive Positioning*," the Committee and the Board seek to set total target direct compensation at the 75th percentile of our peer companies, subject to individual variances. In structuring the three-year incentive bonus plan, the Committee and the Board assigned a value to the awards equal to one-third of the threshold payout level for purposes of competitive benchmarking.

Stock-Based Compensation

Stock Options and Share Bonus Awards

The Committee grants stock options and share bonus awards (the equivalent of restricted stock units), which are designed to align the interests of the named executive officers with those of our shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner, with an equity stake in the business. These awards are also intended to promote executive retention, as unvested stock options and share bonus awards generally are forfeited if the executive voluntarily leaves the company. Each stock option allows the executive officer to acquire our ordinary shares at a fixed price per share (the market price on the grant date) over a period of seven to ten years, thus providing a return to the officer only if the market price of the shares appreciates over the option term. Share bonus awards are structured as either service-based awards, which vest if the executive remains employed through the vesting period, or performance-based awards, which vest only if pre-established performance measures are achieved. Before the share bonus award vests, the executive has no ownership rights in our ordinary shares.

The size of the option grant or share bonus award to each executive officer generally is set at a level that is intended to create a meaningful opportunity for share ownership based upon the individual's current position with the company, but the Committee and Board also take into account (i) the individual's potential for future responsibility and promotion over the term of the award, (ii) the individual's performance in recent periods, and (iii) the number of options and share bonus awards held by the individual at the time of grant. In addition, the Committee and Board consider competitive equity award data, and determine award size consistent with the Committee's and our Board's objective of setting long-term incentive compensation at the 75th percentile of our peer companies, subject to individual variances.

As part of the annual compensation review process, the Committee recommended and the Board approved a shift from the granting of share bonus awards and no options in fiscal year 2008 to granting both share bonus awards and options in fiscal year 2009, with a greater weighting to options. This shift was designed to create greater alignment of interests with shareholders and to reward the company's employees for the successful integration of the Solectron acquisition. The equity grant strategy in fiscal year 2008 had been focused on retention of senior management by awarding share bonus awards with three-and four-year vesting schedules, with the vesting of 50% of the share bonus awards contingent upon achievement of certain performance measures. The Committee and Board also determined to limit option grants to seven-year terms to reduce the compensation expense and long-term overhang.

Administration of Equity Award Grants

The Committee grants options with exercise prices set at the market price on the date of grant, based on the closing market price. Our current policy is that options and share bonus awards granted to executive officers are only made during open trading windows. Awards are not timed in relation to the release of material information. Our current policy provides that grants to non-executive new hires and follow on grants to non-executives are made on pre-determined dates in each fiscal quarter.

Grants During Fiscal Year 2009

The number of stock options and share bonus awards granted to the named executive officers in fiscal year 2009, and the grant-date fair value of these awards determined in accordance with SFAS 123(R), are shown in the Grants of Plan-Based Awards in Fiscal Year 2009 table.

As part of the annual compensation review process, the Committee recommended and the Board approved the following options grants for our named executive officers: Mr. McNamara—4 million options; Mr. Read—1.4 million options; Mr. Clarke—600,000 options; Mr. Burke—400,000 options; and Ms. Schiff—300,000 options. The options have seven-year terms and vest 25% on the first anniversary of the grant and in 36 monthly installments thereafter. One-half of the options granted to Mr. McNamara and Mr. Read provide that the options may not be exercised unless the market price of the company's shares at the time of exercise is at least $12.50.

The Committee also recommended and the Board approved performance-based share bonus awards based on the same performance measures as under the three-year performance plan discussed under "*—Long-Term Incentive Programs—Three-Year Performance Plan (fiscal 2009 through fiscal 2011)*." Under these awards, the maximum number of shares that the named executive officers may earn based on performance is as follows: Mr. McNamara—500,000 shares; Mr. Read—200,000 shares; Mr. Clarke—90,000 shares; Mr. Burke—90,000 shares; and Ms. Schiff—60,000 shares. If the company fails to achieve the threshold performance level, no shares will vest. As a result of the dramatically deteriorating macroeconomic climate, which has slowed demand for our customers' products, and the resulting decrease in our expected operating results, management of the company believes that achievement of the performance measures for the three-year performance plan is no longer probable and these share bonus awards are not expected to vest.

Mr. Burke also received a special share bonus award for 50,000 shares which will vest on the third anniversary of the grant date if Mr. Burke continues to remain an employee.

As discussed under "Competitive Positioning," the Committee and the Board seek to set total target direct compensation at the 75th percentile of our peer companies, subject to individual variances. In structuring the annual awards of options and share bonus awards, for purposes of competitive benchmarking, the Committee and the Board assigned a value to the performance-based share bonus awards equal to one-third of the threshold payout level. In addition, the Committee and the Board considered the CEO and CFO option grants as two-year awards and therefore considered the value of one-half of such grants for competitive benchmarking purposes.

In December 2008 and March 2009, the Committee recommended and the Board approved additional equity grants. These grants were made in response to the global economic crisis in order to retain and incentivize our employees, including our executives. Option grants made to the named executive officers in December 2008 were as follows: Mr. McNamara—2 million options; Mr. Read—2 million options; Mr. Clarke—600,000 options; Mr. Burke—400,000 options; and Ms. Schiff—300,000 options. These options have seven-year terms and vest 25% on June 2, 2009 and 25% annually thereafter. In March 2009, the Committee recommended and the Board approved an additional option grant to Mr. McNamara for 2,000,000 shares and a service-based share bonus award for 500,000 shares. The options vest 25% on June 2, 2009 and 25% annually thereafter, and the share bonus award vests in three equal annual installments beginning March 2, 2010. In making these grants to the named executive officers, the Committee and the Board considered the impact of the company's share price on the carried interest value of the executives' equity holdings (including the effects of the global economy on the attainability of outstanding performance-based awards) and the desirability of making additional equity awards to provide for adequate retention.

For purposes of determining achievement of performance targets for performance-based share bonus awards, the Committee uses non-GAAP measures on the basis discussed above under "*—Annual Incentive Bonus Plan*."

Deferred Compensation

Each of the named executive officers participates in a deferred compensation plan or arrangement. These plans and arrangements are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Mr. McNamara participates in the company's senior executive deferred compensation plan (referred to as the senior executive plan). Following his appointment as Chief Financial Officer, Mr. Read also became a participant in the senior executive plan effective January 1, 2009. Mr. Read participated in the company's senior management deferred compensation plan (referred to as the senior management plan) prior to his appointment as Chief Financial Officer. Messrs. Clarke and Burke and Ms. Schiff participate in the senior management plan. As discussed below, we have made deferred long-term incentive bonuses so that a significant component of the named executive officers' compensation serves a retentive purpose, as the bonuses only will vest if the executive remains in the company's active employment. In structuring the executive deferred compensation arrangements, the Committee and the Board also sought to provide an additional long-term savings plan for the executives in recognition that we do not otherwise provide these executives with a pension plan or any supplemental executive retirement benefits.

Deferred Compensation for Messrs. McNamara and Read. Under the senior executive plan, a participant may defer up to 50% of his salary and up to 100% of his cash bonuses. In addition, at the Committee's and the Board's discretion, awards for deferred long-term incentive bonuses may be awarded in return for services to be performed in the future. During fiscal year 2006, the Committee recommended and the Board approved a deferred bonus for Mr. McNamara of $5,000,000. The deferred bonus (together with earnings) for Mr. McNamara vests as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) 20% vested on April 1, 2008; (iv) 25% vested on April 1, 2009; and (v) 30% will vest on April 1, 2010.

During fiscal year 2009, in recognition of his appointment as Chief Financial Officer, the Committee recommended and the Board approved an initial one-time funding payment of $2,000,000 for Mr. Read in the senior executive plan. The deferred bonus (together with earnings) for Mr. Read will vest as follows: (i) 10% will vest on January 1, 2010; (ii) 15% will vest on January 1, 2011; (iii) 20% will vest on January 1, 2012; (iv) 25% will vest on January 1, 2013; and (v) 30% will vest on January 1, 2014. Prior to his appointment as Chief Financial Officer, Mr. Read was a participant in the senior management plan. As part of the annual contribution, Mr. Read was eligible to receive a contribution equal to 30% of his base salary. During fiscal year 2009, the Committee recommended and the Board approved a contribution of $180,000 (equal to 30% of his base salary). These contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Any unvested portions of the deferred bonuses for Mr. McNamara and Mr. Read (with respect to his senior executive plan account) will become 100% vested upon a change of control (as defined in the senior executive plan) if they are employed at that time or if their employment is terminated as a result of death or disability. Other than in cases of death or disability or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. With respect to Mr. Read's senior management plan account, 100% will become vested in the case of his death and a percentage of the unvested portion of Mr. Read's senior management account will become vested in the event of a change of control (as defined in the senior management plan), in an amount equal to the number of months from July 1, 2005 through July 1, 2014, divided by 108. Any portion of his senior management plan account that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule.

Deferred Compensation for Mr. Clarke. During fiscal year 2008, the Committee recommended and the Board approved an initial one-time funding payment of $366,355 for Mr. Clarke in the senior management plan. Beginning with fiscal year 2009, Mr. Clarke received and may continue to receive a contribution equal to 15% of his base salary. The percentage of deferred compensation for Mr. Clarke has been revised to reflect his participation in the company's Canadian defined contribution pension program as well as other benefits provided to him as part of his expatriate assignment package. During fiscal year 2009, the Committee recommended and the Board approved a contribution of $82,500 (equal to 15% of his base salary). These contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Deferred Compensation for Mr. Burke. During fiscal year 2007, the Committee recommended and the Board approved an initial one-time funding payment of $400,000 for Mr. Burke in the senior management plan. Beginning with 2008, Mr. Burke has received and may continue to receive a contribution equal to 30% of his base salary. During fiscal year 2009, the Committee recommended and the Board approved a contribution of $135,000 (equal to 30% of his base salary). These contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2015; (ii) one-half of the remaining balance will vest on July 1, 2016; and (iii) the remaining balance will vest on July 1, 2017.

Deferred Compensation for Ms. Schiff. Beginning with 2005, Ms. Schiff has received and may continue to receive a contribution equal to 30% of her base salary under the senior management plan. In addition, during fiscal year 2007, the Committee recommended and the Board approved a special discretionary deferred bonus for Ms. Schiff of $250,000. During fiscal year 2009, the Committee recommended and the Board approved a contribution for Ms. Schiff of $127,500 (equal to 30% of her base salary). These contributions (together with earnings) will vest as follows: (i) one-third will vest on the first July 1st that occurs at least one year after the day that the sum of her age and years of service with the company equals or exceeds 60; (ii) one-third will vest one year after the first vesting date; and (iii) one-third will vest two years after the first vesting date.

Any unvested portions of the deferral accounts of Messrs. Clarke and Burke and Ms. Schiff will become 100% vested if their employment is terminated as a result of his or her death. In the event of a change of control (as defined in the senior management plan), a portion of the deferral account will vest, calculated as a percentage equal to the number of months of service from November 10, 2006 to July 1, 2017, divided by 128 for Mr. Burke, the number of service months from July 1, 2007 to July 1, 2014, divided by 84 for Mr. Clarke, and the number of months from July 1, 2005 to July 1, 2014, divided by 144 for Ms. Schiff. Any portion of their deferral accounts that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule. Other than in cases of death or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement.

Deferred Compensation for Mr. Smach. Prior to this resignation, Mr. Smach was a participant in the senior executive plan. During fiscal year 2006, the Committee recommended and the Board approved a deferred bonus for Mr. Smach of $3,000,000. The deferred bonus (together with earnings) for Mr. Smach originally was scheduled to vest as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) 20% vested on April 1, 2008; (iv) an additional 25% was to vest on April 1, 2009; and (v) an additional 30% was to vest on April 1, 2010. As discussed below under "*—Thomas J. Smach Separation Agreement*," $841,353 of Mr. Smach's deferral account was accelerated to vest on June 30, 2008 and $1 million of his deferral account (together with earnings) will vest on December 31, 2009, subject to compliance with the terms of his separation agreement.

For additional information about (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of fiscal year 2009, see the section entitled "***Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2009***." The deferral accounts are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

Benefits

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the named executive officers. In fiscal year 2009, we paid the premiums on long-term disability insurance for all NEOs (other than

Mr. Clarke), provided tax preparation assistance to Mr. Read and reimbursed Mr. Clarke for relocation costs associated with his international assignment. In addition, we reimbursed Mr. McNamara for taxes due upon vesting of a portion of his deferred bonuses. These and certain other benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

While company aircraft are generally used for company business only, certain executives, including our Chief Executive Officer and Chief Financial Officer and their spouses and guests may be permitted to use company aircraft for personal travel. We calculate the incremental cost to the company for use of the company aircraft by using an hourly rate for each flight hour. The hourly rate is based on the variable operational costs of each flight, including fuel, maintenance, flight crew travel expense, catering, communications and fees, including flight planning, ground handling and landing permits. To the extent any travel on company aircraft resulted in imputed income to the executive officer in fiscal year 2009, the company provided gross-up payments to cover the executive officer's personal income tax due on such imputed income. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan; Canada Defined Contribution Pension Plan

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. The matching contribution for fiscal year 2009 was dollar for dollar on the first 3% of each participant's pre-tax contributions, plus $0.50 for each dollar on the next 2% of each participant's pre-tax contributions, subject to maximum limits under the Internal Revenue Code. We do not provide an excess 401(k) plan for our executive officers. Messrs. McNamara, Read and Burke and Ms. Schiff participate in the program.

In response to the global economic downturn we reviewed all employee-related expenses and explored ways to control these expenses. Effective March 15, 2009, the company suspended the matching pre-tax 401(k) contributions made to the 401(k) Plan for all employees classified by the company as salaried (exempt) employees. The match was not suspended for employees participating in the plan who are classified by the company as hourly (non-exempt) employees. The matches for Messrs. McNamara, Read and Burke and Ms. Schiff were suspended as a result of this action.

Mr. Clarke participates in the company's Canadian Defined Contribution pension plan. The Canadian plan is made up of three components, as follows: (i) the Defined Contribution (DC) Pension Plan, where Flextronics makes monthly contributions equal to 2% of an employee's earnings; (ii) a Group Registered Retirement Savings Plan (RRSP)/After Tax Savings Vehicle (ATSV), where employees can make optional contributions to a Group RRSP/ATSV; and (iii) a Deferred Profit Sharing Plan (DPSP), where Flextronics will match any contributions made to the Group RRSP/ATSV. The company will match 50% of the first 6% of the earnings contributed by an employee.

Other Benefits

Executive officers are eligible to participate in all of the company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and Change of Control Arrangements

The named executive officers are entitled to certain termination and change of control benefits under their deferred compensation plans and under certain of their equity awards. These benefits are described and quantified under the section entitled ***"Executive Compensation—Potential Payments Upon Termination or Change of Control."*** As described in that section, if there is a change of control of the company, the entire unvested portion of the deferred compensation accounts of Mr. McNamara and Mr. Read under the senior executive plan will accelerate, and a percentage of the unvested portion of Messrs. Read's, Clarke's and Burke's and Ms. Schiff's deferred compensation accounts under the senior management plan will accelerate based on their respective periods of service. The vesting of Mr. Smach's deferral accounts was governed by his separation agreement, which is discussed in the section entitled *"—Thomas J. Smach Separation*

Agreement" below. Under the terms of certain of our equity incentive plans and the form of share bonus award agreement used for certain of our grants of share bonus awards to our employees (including our executives), in the event of a change of control, each outstanding stock option and each unvested share bonus award with such a provision shall automatically accelerate, provided that vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced. In addition, certain of Mr. McNamara's options are subject to acceleration if there is a change of control and his employment is terminated or his duties are substantially changed. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that might offer greater security absent these arrangements. The Committee determined that a single trigger for acceleration of the executives' deferred compensation accounts was appropriate in order to provide certainty of vesting for benefits that represent the executives' primary source of retirement benefits. With respect to the acceleration provisions under the company's stock incentive plans, the Committee believes that these provisions provide our Board with appropriate flexibility to address the treatment of options and share bonus awards in a merger or similar transaction that is approved by our Board, while providing appropriate protections to our executives and other employees in transactions which are not approved by our Board. With respect to certain of Mr. McNamara's options, the acceleration of vesting of options only occurs if Mr. McNamara remains with the company through the change of control and is terminated or his duties are substantially changed, commonly referred to as a "double trigger."

Thomas J. Smach Separation Agreement

Thomas J. Smach terminated his employment effective June 30, 2008. Under the terms of Mr. Smach's separation agreement, Mr. Smach received his quarterly bonus for the first fiscal quarter of fiscal 2009, without reduction of the 50% annual holdback, and was no longer eligible for any additional annual or long-term cash incentive bonuses. He also received a severance payment of $700,000, which amount was grossed up for income taxes. In addition, the vesting of $841,353 of Mr. Smach's deferred compensation account was accelerated and vested on June 30, 2008, while the remaining unvested balance of $1 million of the deferral account (together with earnings) will vest on December 31, 2009, subject to Mr. Smach's compliance with certain non-solicitation and non-competition covenants. The separation agreement also provided for accelerated vesting of an aggregate of 216,666 shares (and the cancellation of 75,000 shares) subject to share bonus awards granted in 2006 and 2007, and extended the exercisability of an aggregate of 670,000 options until December 31, 2008. Mr. Smach also will receive continued health coverage in accordance with the terms of his senior executive severance agreement with The Dii Group, which was acquired by the company in 2000.

EXECUTIVE COMPENSATION

The following table sets forth the fiscal year 2007, 2008 and 2009 compensation for:

- Michael M. McNamara, our chief executive officer;
- Paul Read, our current chief financial officer;
- Thomas J. Smach, our former chief financial officer, who resigned from the company effective June 30, 2008; and
- Michael J. Clarke, Sean P. Burke and Carrie L. Schiff, the three other most highly compensated executive officers serving as executive officers at the end of our 2009 fiscal year.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our named executive officers. A detailed description of the plans and programs under which our named executive officers received the following compensation can be found in the section entitled "***Compensation Discussion and Analysis***" beginning on page 28 of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions which follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (7)	All Other Compensation ($) (8)	Total ($)
Michael M. McNamara	2009	$1,250,000	$ 812,895	$ 102,405	$4,674,588	$2,062,500	—	$ 83,183	$ 8,985,571
Chief Executive Officer	2008	$1,250,000	$2,200,000	$2,388,437	$1,514,541	$3,750,000	—	$ 23,522	$11,126,500
	2007	$1,000,000	$ 750,000	—	$2,347,360	$3,000,000	$144,444	$ 365,304	$ 7,607,108
Paul Read*	2009	$ 584,375	—	$ 277,882	$1,535,412	$ 655,050	—	$ 31,390	$ 3,084,109
Chief Financial Officer									
Michael J. Clarke	2009	$ 550,000	—	$ 403,144	$ 837,920	$ 511,422	—	$ 341,686	$ 2,644,172
President, Infrastructure									
Sean P. Burke	2009	$ 450,000	—	$ 339,049	$ 634,022	$ 243,027	—	$ 10,529	$ 1,676,627
President, Computing									
Carrie L. Schiff	2009	$ 425,000	—	$ 231,886	$ 314,110	$ 373,355	—	$ 10,488	$ 1,354,839
Senior Vice President	2008	$ 350,000	—	$ 474,160	$ 39,260	$ 753,125	—	$ 9,500	$ 1,626,045
and General Counsel	2007	$ 300,000	$ 125,000	$ 121,534	$ 53,063	$ 469,294	$ 46,412	$ 26,713	$ 1,142,016
Thomas J. Smach**	2009	$ 175,000	—	$ 980,529	$ 371,117	$ 350,000	—	$2,194,528	$ 4,071,174
Former Chief Financial Officer	2008	$ 700,000	$ 600,000	$1,194,221	$1,362,357	$1,400,000	—	$ 16,754	$ 5,273,332
	2007	$ 650,000	$ 450,000	—	$1,390,831	$1,300,000	$111,714	$ 246,137	$ 4,148,682

* Mr. Read was appointed as our Chief Financial Officer, effective June 30, 2008.

** Mr. Smach resigned effective June 30, 2008

(1) Information for fiscal years 2007 and 2008 is not included for Messrs. Read, Clarke and Burke, each of whom was appointed an executive officer during fiscal year 2009.

(2) Messrs. McNamara and Read deferred a portion of their fiscal year 2009 salary under our senior executive deferred compensation plan, which amounts are included in the Nonqualified Deferred Compensation in Fiscal Year 2009 table on page 55 of this proxy statement. Messrs. McNamara, Smach, and Burke and Ms. Schiff also contributed a portion of their fiscal year 2009 salaries to their 401(k) savings plan accounts and Mr. Clarke contributed a portion of his earnings to the company's Canadian after tax savings plan. All amounts deferred are included under this column. Mr. Clarke's salary is converted to Canadian dollars immediately prior to payout using the prevailing exchange rate on the effective date of the beginning of the pay periods beginning in January and July of each year.

(3) For fiscal year 2009, this column shows the portion of Mr. McNamara's deferred compensation account that vested on April 1, 2009. For additional information about the company's deferred compensation arrangements, see the section entitled "***Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Deferred Compensation***" beginning on page 42 of this proxy statement and the discussion under the section entitled "***Nonqualified Deferred Compensation in Fiscal Year 2009***" beginning on page 54 of this proxy statement.

(4) Stock awards consist of service-based and performance-based share bonus awards. The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the compensation cost recognized by us in fiscal years 2009, 2008 and 2007 for financial statement reporting purposes in accordance with SFAS 123(R) for share bonus awards granted in and prior to fiscal year 2009. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. As a result of the dramatically deteriorating macro-economic climate, which has slowed demand for our customers' products and the resulting decrease in our expected operating results, management believes that achievement of the longer-term goals for the performance-based share bonus awards granted to our named executive officers in April 2006, May 2007 and June 2008 are no longer probable and these awards are not expected to vest. As a result, cumulative compensation expense previously recognized for these share bonus awards was reversed during the fourth quarter of fiscal year 2009. Compensation cost reversed during the fourth quarter of fiscal year 2009 for the named executive officers was as follows: Mr. McNamara—$1,528,690; Mr. Read—$506,997; Mr. Clarke—$313,627;

Mr. Burke—$82,547; and Ms. Schiff—$235,220. The full grant-date fair value of share bonus awards granted in fiscal year 2009 is reflected in the Grants of Plan-Based Awards in 2009 table beginning on page 50 of this proxy statement. For information regarding the assumptions made in calculating the amounts reflected in this column, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

(5) The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the compensation cost recognized by us in fiscal years 2009, 2008 and 2007 for financial statement reporting purposes in accordance with SFAS 123(R) for stock options granted in and prior to fiscal year 2009. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no option grants to the named executive officers in fiscal year 2008. Information regarding the assumptions made in calculating the amounts reflected in this column for grants made in fiscal year 2009, is included in the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. In connection with his resignation, Mr. Smach forfeited 204,166 stock options, 183,333 of which were originally granted on April 17, 2006 and 20,833 of which were originally grant on August 23, 2004. The forfeiture of these options did not result in the reversal of any amounts previously expensed by the company.

(6) The amounts in this column represent aggregate quarterly incentive cash bonuses earned in fiscal year 2009. For additional information, see the section entitled "***Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Annual Incentive Bonus Plan***." Mr. Clarke's bonus is calculated in United States dollars and converted to Canadian dollars immediately prior to payout using the prevailing exchange rate on the effective date of the beginning of the pay periods beginning in January and July of each year. Messrs. McNamara and Smach deferred a portion of their quarterly incentive bonuses under our senior executive deferred compensation plan, which amounts are included in the Nonqualified Deferred Compensation in Fiscal Year 2009 table on page 55 of this proxy statement. All amounts deferred are included under this column.

(7) The amounts in this column represent the above-market earnings on nonqualified deferred compensation accounts in each respective fiscal year. None of our named executive officers participated in any defined benefit or pension plans and none of our named executive officers realized any above-market earnings on their non-qualified deferred compensation accounts in fiscal year 2009. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the named executive officers' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2009 table on page 55 of this proxy statement for additional information.

(8) The following table provides a breakdown of the compensation included in the "All Other Compensation" column for fiscal year 2009:

Name	401(k) Savings Plan Company Match Expenses ($) (1)	Enhanced Long-Term Disability ($) (2)	Personal Aircraft Usage ($) (3)	Relocation/ Expatriate Assignment Expenses ($) (4)	Tax Reimbursements ($) (5)	Miscellaneous ($) (6)	Total ($)
Michael M. McNamara	$ 7,813	$1,966	$39,424	—	$ 33,980	—	$ 83,183
Paul Read	—	$1,661	$16,610	—	$ 12,619	$ 500	$ 31,390
Michael J. Clarke	$81,682 (7)	—	—	$150,004	$110,000	—	$ 341,686
Sean P. Burke	$ 8,731	$1,798	—	—	—	—	$ 10,529
Carrie L. Schiff	$ 8,799	$1,689	—	—	—	—	$ 10,488
Thomas J. Smach	$ 3,950	$ 280	$21,942	—	$620,215	$1,548,421	$2,194,808

(1) The amounts in this column represent company matching contributions to the 401(k) saving plan accounts for Messrs. McNamara, Smach and Burke and Ms. Schiff. In the case of Mr. Clarke, it represents the company matching contribution to Mr. Clarke's after-tax savings account in the company's Canadian retirement program.

(2) The amounts in this column represent the company's contribution to the executive long-term disability program which provides additional benefits beyond the basic employee long-term disability program.

(3) The amounts in this column represent the variable operating costs resulting from the personal use of the company aircraft. Costs include a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and travel expenses for the flight crew. It excludes non-variable costs which would have been incurred regardless of whether there was any personal use of aircraft.

(4) For fiscal year 2009, this amount represents the costs associated with Mr. Clarke's international assignment and includes rent and home management costs of $77,127 while on assignment in the United States, education reimbursement of $56,698 and $16,179 of other related costs.

(5) For Mr. McNamara, this amount represents the sum of (A) $16,002 for the reimbursement of taxes with respect to taxes due on Mr. McNamara's vested deferred compensation amounts for the 2009 fiscal year and (B) $17,978 related to taxes due as a result of the personal use of the company aircraft. For Mr. Read, this amount represents the sum of (A) $10,945 related to taxes with respect to the personal use of company aircraft and (B) $1,674 related to foreign taxes paid. For Mr. Clarke, this amount represents reimbursement for the incremental taxes estimated to be due as a result of his international assignment. Amounts in this column for Mr. Clarke are estimates. Actual tax amounts will only be known upon completion of tax filings in both the United States and Canada. For Mr. Smach, this amount represents the sum of (A) $24,231 for the reimbursement of taxes with respect to the one percent tax in California on earnings above $1,000,000, (B) $1,252 related to the taxes due as a result personal use of company aircraft, (C) $4,513 related to taxes due primarily as a result of a company gift upon his retirement from the company and (D) $590,323 for the reimbursement of taxes with respect to his severance payment.

(6) The amount disclosed for Mr. Read represents $500 paid for tax filing assistance. For Mr. Smach, this amount includes (A) $7,068 for continued health coverage, (B) $5,521 for a company gift upon his retirement from the company, (C) $650,000 representing the acceleration of a previously-awarded deferred bonus, plus accumulated earnings on the deferred bonus as of June 30, 2008 of $191,353 and (D) $700,000 paid as a severance payment. The amount disclosed for Mr. Smach does not include $1,000,000 representing the acceleration of a portion of the unvested account balance of his deferred compensation account, which amount has been held back by the company subject to Mr. Smach's compliance with certain non-solicitation and other obligations. For more information about the benefits paid to Mr. Smach upon his separation from the company, see the Potential Payments Upon Termination or Change of Control table beginning on page 58 of this proxy statement.

(7) All company contributions to Mr. Clarke's after-tax savings account in the company's Canadian retirement program were paid in Canadian dollars and have been converted into United States dollars based on the prevailing exchange rate at the end of the 2009 fiscal year.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table presents information about equity and non-equity awards we granted in our 2009 fiscal year to our named executive officers. The awards included in this table consist of:

- awards under our three-year cash incentive bonus plan;
- awards under our annual incentive cash bonus program;
- stock options;
- performance-based share bonus awards; and
- service-based share bonus awards.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Option (#) (3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael M. McNamara	—	—	$ 937,500 (6)	$1,875,000 (6)	$3,750,000 (6)	—	—	—	—	—	—	—
	—	—	$2,000,000 (7)	$3,000,000 (7)	$4,000,000 (7)	—	—	—	—	—	—	—
	6/2/2008	—	—	—	—	300,000	400,000	500,000	—	—	—	$5,295,000
	6/2/2008	—	—	—	—	—	—	—	—	2,000,000	$10.59	$7,964,000
	6/2/2008	—	—	—	—	—	—	—	—	2,000,000	$10.59	$8,500,000
	12/5/2008	12/1/2008	—	—	—	—	—	—	—	2,000,000	$ 2.26	$2,344,000
	3/2/2009	—	—	—	—	—	—	—	500,000	—	—	$ 970,000
	3/2/2009	—	—	—	—	—	—	—	—	2,000,000	$ 1.94	$2,041,600
Paul Read.	—	—	$ 277,500 (6)	$ 555,000 (6)	$1,215,000 (6)	—	—	—	—	—	—	—
	—	—	$ 750,000 (7)	$1,000,000 (7)	$1,250,000 (7)	—	—	—	—	—	—	—
	6/2/2008	—	—	—	—	100,000	150,000	200,000	—	—	—	$2,118,000
	6/2/2008	—	—	—	—	—	—	—	—	700,000	$10.59	$2,787,400
	6/2/2008	—	—	—	—	—	—	—	—	700,000	$10.59	$2,975,000
	12/5/2008	12/1/2008	—	—	—	—	—	—	—	2,000,000	$ 2.26	$2,344,000
Michael J. Clarke	—	—	$ 220,000 (6)	$ 440,000 (6)	$1,386,000 (6)	—	—	—	—	—	—	—
	—	—	$ 375,000 (7)	$ 500,000 (7)	$ 625,000 (7)	—	—	—	—	—	—	—
	6/2/2008	—	—	—	—	70,000	80,000	90,000	—	—	—	$1,010,700
	6/2/2008	—	—	—	—	—	—	—	—	600,000	$10.59	$2,389,200
	12/5/2008	12/1/2008	—	—	—	—	—	—	—	600,000	$ 2.26	$ 703,200
Sean P. Burke	—	—	$ 157,500 (6)	$ 315,000 (6)	$ 992,250 (6)	—	—	—	—	—	—	—
	—	—	$ 375,000 (7)	$ 500,000 (7)	$ 625,000 (7)	—	—	—	—	—	—	—
	6/2/2008	—	—	—	—	70,000	80,000	90,000	—	—	—	$1,010,700
	6/2/2008	—	—	—	—	—	—	—	50,000			$ 529,500
	6/2/2008	—	—	—	—	—	—	—	—	400,000	$10.59	$1,592,800
	12/5/2008	12/1/2008	—	—	—	—	—	—	—	400,000	$ 2.26	$ 468,800
Carrie L. Schiff	—	—	$ 127,500 (6)	$ 255,000 (6)	$ 669,375 (6)	—	—	—	—	—	—	—
	—	—	$ 250,000 (7)	$ 375,000 (7)	$ 500,000 (7)	—	—	—	—	—	—	—
	6/2/2008	—	—	—	—	40,000	50,000	60,000	—	—	—	$ 673,800
	6/2/2008	—	—	—	—	—	—	—	—	300,000	$10.59	$1,194,600
	12/5/2008	12/1/2008	—	—	—	—	—	—	—	300,000	$ 2.26	$ 351,600

(1) This column reflects the range of estimated future vesting of performance-based share bonus awards that were granted in fiscal year 2009 under our 2001 Equity Incentive Plan and our 2002 Interim Incentive Plan. The performance-based share bonus awards cliff vest after three years only if the company achieves pre-determined three-year compounded annual adjusted EPS growth rates for the three years ending in fiscal year 2011. As a result of the dramatically deteriorating macro-economic climate, which has slowed demand for our customers' products, and the resulting decrease in our expected operating results, management of the company believes that achievement of these performance measures is no longer probable and these awards are not expected to vest. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Stock-Based Compensation—Grants During Fiscal Year 2009"*** beginning on page 41 of this proxy statement.

(2) This column shows the number of service-based share bonus awards granted in fiscal year 2009 under our 2001 Equity Incentive Plan. For Mr. McNamara, the share bonus award vests in equal annual installments over three years commencing on March 2, 2010, provided that Mr. McNamara continues to remain employed on the vesting date. For Mr. Burke, the share bonus awards cliff vest on June 2, 2011, provided that Mr. Burke continues to remain employed on the vesting date. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Stock-Based Compensation—Grants During Fiscal Year 2009"*** beginning on page 41 of this proxy statement.

(3) This column shows the number of service-based stock options granted in fiscal year 2009 under our 2001 Equity Incentive Plan. These options vest as follows: 25% on the one-year anniversary of the grant date, with the remainder vesting in 36 equal monthly installments thereafter. Vesting is contingent upon the named executive officer continuing to remain employed on the vesting date. In addition, grants to Mr. McNamara and Mr. Read, consisting of 2,000,000 and 700,000 options, respectively, have a market based component, which requires that the company's stock price be at least $12.50 per share in order for the options to be exercisable. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Stock-Based Compensation—Grants During Fiscal Year 2009"*** beginning on page 41 of this proxy statement.

(4) This column shows the exercise price for the stock options granted, which was the closing price of our ordinary shares on the date the options were granted.

(5) This column shows the grant-date fair value of share bonus awards and stock options under SFAS 123(R) granted to our named executive officers in fiscal year 2009. The grant-date fair value is the amount that we will expense in our financial statements over the award's vesting schedule. Expense will be reversed for awards and options that do not vest. For share bonus awards, fair value is the closing price of our ordinary shares on the grant date. For stock options, the fair value is calculated using the Black-Scholes option pricing formula and a single option award approach. The fair values shown for share bonus awards and stock options are accounted for in accordance with SFAS 123(R). The grant date fair value of the share bonus awards reflects the maximum payout under these awards. Additional information on the valuation assumptions is included in the section entitled "Stock-Based Compensation" under Note 2 of our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K for the fiscal year needed March 31, 2009. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers. As a result of the dramatically deteriorating macro-economic climate, which has slowed demand for our customers' products, and the resulting decrease in our expected operating results, management of the company believes that achievement of the long-term goals for the performance-based share bonus awards granted to our named executive officers in June 2008 is no longer probable and these awards are not expected to vest. As a result, compensation expense previously recognized for these share bonus awards was reversed during the fourth quarter of fiscal year 2009.

(6) These amounts show the range of possible payouts under our annual incentive cash bonus program for fiscal year 2009. The maximum payment for Messrs. McNamara and Read (other than with respect to the first fiscal quarter for Mr. Read) represents 200% of the target payment. The maximum payment for our other named executive officers, and for Mr. Read with respect to the first fiscal quarter, is approximately 300%, except that the maximum payment with respect to 20% of the target payout amounts in the third and fourth fiscal quarters for each of Mr. Clarke and Mr. Burke and with respect to 75% of the target payout amount in the third and fourth fiscal quarters for Ms. Schiff was only 200%. In addition, the maximum payment amounts for Messrs. Clarke and Burke include additional potential bonus amounts in the third and fourth fiscal quarters equal to 10% and 8.75% of annual base salary, respectively, for each quarter. The threshold payment for each named executive officer represents 50% of target payout levels. The annual incentive bonus plan provided for minimum payouts for the third and fourth fiscal quarters of 2009 as follows: Mr. McNamara—$234,375; Mr. Read—$75,000; Mr. Clarke—$11,000; Mr. Burke—$7,875; and Ms. Schiff—$23,907. Amounts actually earned in fiscal year 2009 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Annual Incentive Bonus Plan"*** beginning on page 34 of this proxy statement.

(7) These amounts show the range of potential payouts under our three-year cash incentive bonus plan ending in fiscal year 2011. Payouts will only be made if we achieve pre-determined three-year compounded annual adjusted EPS growth rates for the three years ending in fiscal year 2011. As a result of the dramatically deteriorating macro-economic climate, which has slowed demand for our customers' products, and the resulting decrease in our expected operating results, management of the company believes that achievement of these performance measures is no longer probable and these bonuses are not expected to be paid. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Long-Term Incentive Programs—Three-Year Performance Plan (fiscal 2009 through fiscal 2011)"*** beginning on page 40 of this proxy statement.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table presents information about outstanding options and stock awards held by our named executive officers as of March 31, 2009. The table shows information about:

- stock options,
- service-based share bonus awards, and
- performance-based share bonus awards.

The market value of the stock awards is based on the closing price of our ordinary shares as of March 31, 2009, which was $2.89. Market values shown assume all performance criteria are met and the maximum value is paid. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Stock-Based Compensation"*** beginning on page 40 of this proxy statement.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael M. McNamara	150,000	—	—	$13.98	09/21/2011	—	—	—	—
	2,000,000	—	—	$ 7.90	07/01/2012	—	—	—	—
	600,000	—	—	$ 8.84	09/03/2012	—	—	—	—
	200,000	—	—	$11.53	08/23/2014	—	—	—	—
	3,000,000	—	—	$12.37	05/13/2015	—	—	—	—
	510,417	189,583 (2)	—	$11.23	04/17/2016	—	—	—	—
	—	2,000,000 (3)	—	$10.59	06/02/2015	—	—	—	—
	—	—	2,000,000 (4)	$10.59	06/02/2015	—	—	—	—
	—	2,000,000 (5)	—	$ 2.26	12/05/2015	—	—	—	—
	—	2,000,000 (5)	—	$ 1.94	03/02/2016	—	—	—	—
	—	—	—	—	—	758,333 (6)	$2,191,582	758,333	$2,191,582
Paul Read	12,500	—	—	$23.19	12/20/2010	—	—	—	—
	623	—	—	$23.02	07/06/2011	—	—	—	—
	30,000	—	—	$15.90	10/01/2011	—	—	—	—
	80,000	—	—	$16.57	01/09/2014	—	—	—	—
	20,000	—	—	$10.34	07/01/2013	—	—	—	—
	50,000	—	—	$13.18	09/28/2014	—	—	—	—
	125,000	—	—	$12.05	10/29/2014	—	—	—	—
	—	700,000 (7)	—	$10.59	06/02/2015	—	—	—	—
	—	—	700,000 (8)	$10.59	06/02/2015	—	—	—	—
	—	2,000,000 (9)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	80,000 (10)	$ 231,200	280,000	$ 809,200
Michael J. Clarke	182,292	67,708 (11)	—	$10.78	04/13/2016	—	—	—	—
	—	600,000 (12)	—	$10.59	06/02/2015	—	—	—	—
	—	600,000 (13)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	110,000 (14)	$ 317,900	140,000	$ 404,600
Sean P. Burke	197,917	52,083 (15)	—	$10.53	01/23/2016	—	—	—	—
	—	400,000 (16)	—	$10.59	06/02/2015	—	—	—	—
	—	400,000 (17)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	90,000 (18)	$ 260,100	130,000	$ 375,700
Carrie L. Schiff	16,250	—	—	$13.98	9/21/2011	—	—	—	—
	4,167	—	—	$ 5.88	07/01/2012	—	—	—	—
	10,000	—	—	$10.34	07/01/2013	—	—	—	—
	75,000	—	—	$16.57	01/09/2014	—	—	—	—
	15,000	—	—	$13.18	09/28/2014	—	—	—	—
	3,750	—	—	$13.98	09/21/2011	—	—	—	—
	38,333	1,667 (19)	—	$11.10	05/02/2015	—	—	—	—
	—	300,000 (20)	—	$10.59	06/02/2015	—	—	—	—
	—	300,000 (21)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	107,500 (22)	$ 310,675	97,500	$ 281,775
Thomas J. Smach	100,000	—	—	$13.98	9/21/2011	—	—	—	—
	479,167	—	—	$11.53	08/23/2014	—	—	—	—
	500,000	—	—	$12.37	05/13/2015	—	—	—	—
	216,667	—	—	$11.23	04/17/2016	—	—	—	—

Notice & Proxy Statement

(1) This column shows performance-based share bonus awards that vest annually or cliff vest over three, four or five years if we achieve pre-determined year-over-year adjusted EPS growth rates or adjusted operating profit growth rates, provided that if one or more of the annual adjusted EPS growth targets or adjusted operating profit targets is not met, the unvested portion may be recouped if the subsequent period's cumulative target is met. Awards for Mr. McNamara vest over three years, four years or cliff vest after three years, subject to achievement of the performance conditions. Awards for Messrs. Read, Clarke and Burke vest over five years or cliff vest after three years, and awards for Ms. Schiff cliff vest after three years, in each case subject to the achievement of performance conditions. The amounts disclosed in this column represent the maximum number of shares that could vest under each performance-based share bonus award.

(2) These stock options vest monthly from April 17, 2009 through April 17, 2010.

(3) 500,000 of these stock options will vest on June 2, 2009, and 1,500,000 options will vest monthly from July 2, 2009 through June 2, 2012.

(4) 500,000 of these stock options will vest on June 2, 2009, and 1,500,000 options will vest monthly from July 2, 2009 through June 2, 2012, provided that these options may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(5) 500,000 of these stock options vest on June 2, 2009 and on the first, second and third anniversary thereof.

(6) 33,334 shares vested on April 17, 2009; 75,000 shares vest annually on May 1, 2009, 2010 and 2011, and 166,667 shares vest annually on March 2, 2010, 2011 and 2012.

(7) 175,000 of these stock options will vest on June 2, 2009, and 525,000 options will vest monthly from July 2, 2009 through June 2, 2012.

(8) 175,000 of these stock options will vest on June 2, 2009, and 525,000 options will vest monthly from July 2, 2009 through June 2, 2012, provided that these options may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(9) 500,000 stock options vest on June 2, 2009 and on the first, second and third anniversary thereof.

(10) 10,000 shares vested on April 3, 2009; 10,000 shares vest annually on April 3, 2010 and April 3, 2011, and 50,000 shares will cliff vest on May 1, 2010.

(11) These stock options vest monthly from April 13, 2009 through April 13, 2010.

(12) 150,000 of these stock options will vest on June 2, 2009, and 450,000 options will vest monthly from July 2, 2009 through June 2, 2012.

(13) 150,000 stock options vest on June 2, 2009 and on the first, second and third anniversary thereof.

(14) 20,000 shares vested on April 13, 2009; 20,000 shares will vest annually on April 13, 2010 and April 13, 2011, and 50,000 shares will cliff vest on May 1, 2010.

(15) These stock options vest monthly from April 23, 2009 through January 23, 2010.

(16) 100,000 of these stock options will vest on June 2, 2009, and 300,000 options will vest monthly from July 2, 2009 through June 2, 2012.

(17) 100,000 stock options vest on June 2, 2009 and on the first, second and third anniversary thereof.

(18) 10,000 shares vested on May 1, 2009; 10,000 shares will vest annually on May 1, 2010 through May 1, 2012, and 50,000 shares will cliff vest on June 2, 2011.

(19) These stock options vested monthly from April 2, 2009 to May 2, 2009.

(20) 75,000 of these stock options will vest on June 2, 2009, and 225,000 options will vest monthly from July 2, 2009 through June 2, 2012.

(21) 75,000 stock options vest on June 2, 2009 and on the first, second and third anniversary thereof.

(22) 10,000 shares vested on April 13, 2009 and on May 1, 2009; 10,000 shares will vest annually on April 13, 2010 and April 13, 2011; 10,000 shares will vest on May 1, 2010 and on the first and second anniversary thereof; and 37,500 of these shares will vest on May 1, 2010.

Option Exercises and Stock Vested in Fiscal Year 2009

The following table presents information, for each of our named executive officers, on (i) stock option exercises during fiscal year 2009, including the number of shares acquired upon exercise and the value realized and (ii) the number of shares acquired upon the vesting of stock awards in the form of share bonus awards during fiscal year 2009 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael M. McNamara	—	—	216,666	$2,267,910
Paul Read	—	—	20,000	$ 200,400
Michael J. Clarke	—	—	20,000	$ 185,600
Sean P. Burke	—	—	20,000	$ 213,500
Carrie L. Schiff	—	—	20,000	$ 202,400
Thomas J. Smach	500,000	$756,170	358,332	$3,503,945

Nonqualified Deferred Compensation in Fiscal Year 2009

Each of our named executive officers participates in a deferred compensation plan. These plans are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Messrs. McNamara and Read participate in our Senior Executive Deferred Compensation Plan, which we refer to as the senior executive plan. In addition, Mr. Smach participated in the senior executive plan until his resignation, effective June 30, 2008. Participants in the senior executive plan may receive long-term deferred bonuses, which are subject to vesting requirements. In addition, a participant may defer up to 80% of his salary and up to 100% of his cash bonuses. The deferred compensation is credited to a deferral account established under the senior executive plan for recordkeeping purposes. Amounts credited to a deferral account are deemed to be invested in hypothetical investments selected by an investment manager on behalf of each participant. Under the senior executive plan, we have entered into a trust agreement providing for the establishment of an irrevocable trust into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in the senior executive plan are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations. Participants in the senior executive plan may receive their vested deferred compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to 10 years.

Messrs. Clarke and Burke and Ms. Schiff participate in the company's Senior Management Deferred Compensation Plan (referred to as the senior management plan). Mr. Read participated in the senior management plan until December 1, 2008, when our Board approved his participation in the senior executive plan. Under the senior management plan, a participant may receive a deferred discretionary contribution, which is subject to vesting requirements. Deferred balances under the senior management plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants in the senior management plan will receive their vested deferred compensation balances upon termination of employment through a lump sum payment on the later of January 15th of the year following termination and six months following termination. In addition, any unvested portions of the deferral accounts will become 100% vested if the executive's employment is terminated as a result of his or her death. Under the senior management plan, we have entered into a trust agreement providing for the establishment of an irrevocable trust into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in the senior management plan are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the deferred bonuses granted to each of the named executive officers and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Deferred Compensation"*** beginning on page 42 of this proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control"*** beginning on page 56.

The following table presents information for fiscal year 2009 about: (i) contributions by the named executive officer to his or her deferred compensation plan account; (ii) company contributions to the deferred compensation plan accounts; (iii) earnings on the deferred compensation plan accounts; (iv) withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Company Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings (Loss) in Last Fiscal Year ($) (3)	Aggregate Withdrawals/ Distributions ($) (4)	Aggregate Balance at Last Fiscal Year-End ($) (5)
Michael M. McNamara	$2,125,000	—	$(3,437,089)	—	$6,909,555
Paul Read	—	$2,180,000	$ (273,208)	—	$2,757,970
Michael J. Clarke	—	$ 82,500	$ 2,554	—	$ 457,931
Sean P. Burke	—	$ 135,000	$ 4,152	—	$ 675,609
Carrie L. Schiff	—	$ 127,500	$ (243,071)	—	$ 489,796
Thomas J. Smach (6)	$ 630,000	—	$(1,300,689)	$2,852,585	$ 808,375

(1) Reflects the salary and bonus payments deferred by our named executive officers during the 2009 fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" and "Non-Equity Incentive Plan Compensation" columns.

(2) For Mr. Read, this amount represents contributions under the senior executive deferred compensation plan of $2,000,000 and contributions under the senior management plan of $180,000 during fiscal year 2009. For Messrs. Burke and Clarke and Ms. Schiff, these amounts represent contributions under the senior management plan during fiscal year 2009. These awards vest over a period of years so long as the executive remains employed with us. Neither Messrs. Read, Burke or Clarke or Ms. Schiff were vested under these plans as of March 31, 2009. These amounts, including any earnings or losses thereon, will be reported under the "Bonus" column of the Summary Compensation Table in future years if the executive continues to be a named executive officer. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Fiscal Year 2009 Executive Compensation—Deferred Compensation"*** beginning on page 42 of this proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control"*** beginning on page 56.

(3) Reflects earnings for each named executive officer. The above-market portion of these earnings is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. For Mr. Read, $15,521 was earned under his senior executive plan account and there was a loss of $288,729 under his senior management plan account.

(4) Reflects a distribution made to Mr. Smach from his senior executive plan account.

(5) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years, except for the following amounts: Paul Read—$2,757,970; Michael Clarke—$457,931; Sean Burke—$675,609; and Carrie Schiff—$300,531. The amounts in this column include the following unvested balances for the named executive officers: Michael M. McNamara—$1,054,398; Paul Read—$2,757,970; Michael J. Clarke—$457,931; Sean P. Burke—$675,609; and Carrie L. Schiff—$489,796. In addition, the amount for Mr. Smach reflects the $1 million which was held back by the

company in connection with his separation agreement, less aggregate losses. Pursuant to the terms of the separation agreement and in consideration for a general release from claims against the company, the vesting of Mr. Smach's previously-awarded deferred bonus in the amount of $1.65 million, plus accumulated earnings of $191,353 was accelerated as of June 30, 2008, subject to a holdback of $1 million. Subject to Mr. Smach's compliance with certain non-solicitation obligations, 100% of the holdback amount will be released and vest on December 31, 2009. For Mr. Read, the amount includes a $2,015,521 unvested balance in his senior executive plan account and a $742,449 unvested balance held in his senior management plan account.

(6) Does not include a loss of $2,191,059 on Mr. Smach's account under the Dii Group deferred compensation plan (which had been established by the Dii Group, which we acquired in 2000; no further employer or employee contributions have been made under this plan). Also does not include the aggregate balance of this account of $4,134,523.

Potential Payments Upon Termination or Change of Control

As described in the section entitled ***"Compensation Discussion and Analysis"*** beginning on page 28 of this proxy statement, other than Mr. Smach's separation agreement, our named executive officers do not have employment or severance agreements with us. However, our named executive officers are entitled to certain termination and change of control benefits under each executive's deferred compensation plan and under certain equity awards. These benefits, along with the termination benefits provided or to be provided to Mr. Smach pursuant to his separation agreement, are described below and quantified in the table below.

Acceleration of Vesting of Deferred Compensation

- if the employment of Mr. McNamara or Mr. Read (with respect to his account under the senior executive plan) is terminated as a result of his death or disability, or the employment of Messrs. Read (with respect to his account under the senior management plan), Clarke or Burke or Ms. Schiff is terminated as a result of his or her death, the entire unvested portion of the executive's deferred compensation account will vest;
- if there is a change of control (as defined in the senior executive plan), the entire unvested portion of the deferred compensation account of each of Messrs. McNamara and Read (with respect to his account under the senior management plan) will vest; and
- if there is a change of control (as defined in the senior management plan), a percentage of the unvested portion of the deferral account of each of Messrs. Read (with respect to his account under the senior management plan), Clarke and Burke and Ms. Schiff will vest based on the executive's completed months of service with the company as follows: Mr. Read—number of months from July 1, 2005 to July 1, 2014, divided by 108; Mr. Clarke—number of months from July 1, 2007 to July 1, 2014, divided by 84; Mr. Burke—number of months from November 10, 2006 to July 1, 2017(inclusive of November 2006), divided by 128; and Ms. Schiff—number of months from July 1, 2005 to July 1, 2017, divided by 144.

Thomas J. Smach Separation Agreement

Effective on June 30, 2008, Thomas Smach retired as our Chief Financial Officer. Pursuant to his separation agreement and in consideration for a general release from claims, we agreed to pay Mr. Smach a severance payment equal to $700,000, which amount was grossed-up to reimburse Mr. Smach for income taxes. In addition, we accelerated the unvested portion of Mr. Smach's deferred compensation account, subject to a $1,000,000 holdback and compliance with certain non-solicitation obligations, as described in the table below. We also agreed that Mr. Smach's bonus payment for the quarter ended on June 30, 2008 would not be subject to the normal 50% holdback and that Mr. Smach would not be eligible for any future bonuses. In further consideration for the non-solicitation obligations as well as non-disclosure and non-disparagement agreements, we accelerated the vesting of 216,666 unvested shares previously granted pursuant to share bonus awards and extended the exercisability of an aggregate of 670,000 stock options until December 31, 2008. Pursuant to Mr. Smach's senior executive severance agreement with the Dii Group, which we acquired in 2000, Mr. Smach will continue to be entitled to health coverage for himself and his eligible dependents until he reaches the age of 65. The company will also make any gross-up payments necessary to reimburse Mr. Smach for any tax liability resulting from the benefits provided under the Dii Group senior executive severance agreement. Mr. Smach's health benefits will be reduced to the extent he receives comparable benefits from another employer.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each named executive officer as of March 31, 2009 is listed above in the Outstanding Equity Awards at 2009 Fiscal Year-End table. All unvested outstanding equity awards held by our named executive officers at the end of fiscal year 2009 were granted under the 2001 Equity Incentive Plan or the 2002 Interim Incentive Plan, which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change in control of the company. The terms of these benefits are described below.

Under the terms of the 2001 Plan and the 2002 Plan, if a plan participant ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the participant may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a participant ceases to provide services to the company because of death or disability, then the participant may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a plan participant who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. In addition, subject to any waiver by the Compensation Committee, all unvested share bonus awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the company for any other reason.

Except for grants to our non-employee directors made under the automatic option grant program of the 2001 Plan, under the terms of the 2001 Plan and the 2002 Plan and the form of share bonus award agreement used for certain of our grants of share bonus awards to our employees (including our executives), in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option issued under the 2001 Plan or the 2002 Plan and each unvested share bonus award with such a provision shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

All of our named executive officer's stock options with exercise prices less than $2.89 per share, the closing price of our ordinary shares on the last business day of our 2009 fiscal year, were granted under and are subject to the change of control provisions of one of these plans. In addition, 1,016,666 of Mr. McNamara's unvested share bonus awards, 200,000 of Mr. Read's unvested share bonus awards, 90,000 of each of Mr. Clarke's and Mr. Burke's unvested share bonus awards and 175,000 of Ms. Schiff's unvested share bonus awards include such a change of control provision. In addition to the rights described above, 189,584 of Mr. McNamara's unvested stock options provide that if he is terminated or his duties are substantially reduced or changed during the 18-month period following a change of control, the vesting of the options will accelerate.

Potential Payments Upon Termination or Change of Control as of March 31, 2009

The following table shows the estimated payments and benefits that would be provided to each named executive officer (other than Mr. Smach) as a result of (i) the accelerated vesting of deferred compensation in the case of his or her death, disability or a change of control and (ii) the accelerated vesting of unvested equity awards in the event of a change of control. The following table also shows the severance payment made to Mr. Smach and the following benefits provided to Mr. Smach under his separation agreement:

- the accelerated vesting of his deferred compensation account and share bonus awards;
- the accelerated payment of amounts which otherwise would have been held back in fiscal year 2009 in connection with our annual incentive bonus plan;
- the extension of the exercise period for certain of his stock options; and
- the estimated value of his continued health coverage.

Calculations for this table (other than with respect to the severance payment made and the benefits provided for Mr. Smach under his separation agreement) assume that the triggering event took place on March 31, 2009, the last business day of our 2009 fiscal year, and are based on the price per share of our ordinary shares on such date, which was $2.89. The following table does not include potential payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits.

Name	Severance Payments (1)	Accelerated Vesting of Deferred Compensation	Accelerated Bonus Payments (2)	Accelerated Vesting of Share Bonus Awards (3)	Accelerated Vesting of Stock Options (4)	Extension of Option Exercise Period (5)	Estimated Value of Continued Health Coverage (6)	Total
Michael M. McNamara	—	$1,054,398 (7)	—	$2,941,215	$3,160,000	—	—	$7,155,613
Paul Read	—	$2,324,875 (7)	—	$ 578,000	$1,260,000	—	—	$4,162,875
Michael J. Clarke	—	$ 245,320 (7)	—	$ 260,100	$ 378,000	—	—	$ 883,420
Sean P. Burke	—	$ 153,068 (7)	—	$ 260,100	$ 252,000	—	—	$ 665,168
Carrie L. Schiff	—	$ 153,061 (7)	—	$ 505,750	$ 189,000	—	—	$ 847,811
Thomas J. Smach (8)	$1,290,323	$1,841,353 (9)	$175,000	$2,036,660	—	$48,555	$570,930	$5,962,821

(1) The amount shown for Mr. Smach includes a $700,000 severance payment and tax gross-up payments equal to $590,323.

(2) We agreed not to hold back the portion of Mr. Smach's annual incentive bonus for the June 2008 quarter which otherwise would have been held back in accordance with our annual incentive bonus plan.

(3) The amount shown for Mr. Smach represents the accelerated vesting of 216,666 unvested shares previously granted pursuant to share bonus awards. Pursuant to Mr. Smach's separation agreement, the vesting of these shares was accelerated on June 30, 2008 in consideration for Mr. Smach's non-solicitation obligations discussed in note nine below as well as a non-disparagement agreement and an agreement not to disclose non-public information about the company. The amounts shown for each of the other named executive officers represents the estimated value of the accelerated vesting of share bonus awards following a change of control under the terms of his or her award agreement, which assumes that such share bonus awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our ordinary shares on June 30, 2008, the date that the awards vested (in the case of Mr. Smach) or March 31, 2009, the assumed date of the triggering event (in the cases of the other named executive officers).

(4) The estimated values shown represent the acceleration of stock options following a change of control of the company or similar corporate transaction, assuming that such stock options are not assumed or replaced by the successor corporation or its parent. If such options are assumed or replaced in a change

of control transaction, the vesting of such awards will not accelerate, except in the case of options for 189,584 shares held by Mr. McNamara which would vest upon his termination or a substantial reduction of his duties during the 18-month period following a change of control. The amounts shown represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 31, 2009, the assumed date of the triggering event.

(5) The amount shown represents the incremental compensation cost associated with the extension of the option expiration dates from 90 days post employment to December 31, 2008 pursuant to Mr. Smach's separation agreement, which cost was recognized by us for financial statement reporting purposes in accordance with SFAS 123(R).

(6) The amount shown represents the estimated value of medical, dental and vision coverage to be provided to Mr. Smach through 2025, based on the current level of coverage as adjusted for estimated annual premium increases. The amount shown includes $261,200 of estimated gross-up payments necessary to reimburse Mr. Smach for any tax liability associated with the receipt of these benefits. The gross-up payments were calculated based on an income tax rate of 35% for federal income taxes, 9.3% for state income taxes and 1.45% for FICA taxes.

(7) The amount shown for Mr. McNamara represents the entire unvested portion of his deferred compensation account, which would vest in the event of death, disability or a change of control. The amount shown for Mr. Read represents the portion of the unvested portion of his deferred compensation account that would vest in the event of a change of control. The portion of Mr. Read's deferred compensation account that would vest in the event of his disability is $2,015,521. The entire portion of the unvested portion of Mr. Read's deferred compensation account, or $2,757,970, would vest in the event of his death. The amounts shown for each of Messrs. Clarke and Burke and Ms. Schiff represent the portion of the unvested portion of his or her deferred compensation account that would vest in the event of a change of control. The entire amount of each of Messrs. Clarke's or Burke's or Ms. Schiff's deferred compensation account, or $457,931, $675,609 and $489,796, respectively, would vest in the event of his or her death.

(8) This row represents the actual payments and benefits that have been or will be provided to Mr. Smach pursuant to his separation agreement.

(9) The amount shown represents the actual portion of Mr. Smach's deferred compensation account (calculated as of June 30, 2008) which vested in accordance with his separation agreement, subject to a $1 million holdback. Pursuant to Mr. Smach's separation agreement and in consideration for a general release from claims against the company, the vesting of Mr. Smach's previously-awarded deferred bonus in the amount of $1.65 million, plus accumulated earnings of $191,353 was accelerated as of June 30, 2008, subject to a holdback of $1 million. As consideration for the acceleration of benefits, Mr. Smach has agreed until December 31, 2009 not to solicit or hire (i) any employees of the company or (ii) any customers or vendors of the company with whom he has had direct and material contact during the course of his employment. Subject to Mr. Smach's compliance with his non-solicitation obligations, 100% of the holdback amount will be released and vest on December 31, 2009. $750,000 of Mr. Smach's deferred bonus was otherwise scheduled to vest on April 1, 2009, with the remaining $900,000 scheduled to vest on April 1, 2010. In addition to his non-solicitation, non-disclosure and non-disparagement obligations, Mr. Smach remains subject to certain confidentiality agreements for the benefit of the company.

EQUITY COMPENSATION PLAN INFORMATION

As of March 31, 2009, we maintained (i) the 2001 Equity Incentive Plan, which we refer to as the 2001 Plan, (ii) the 2002 Interim Incentive Plan, which we refer to as the 2002 Plan, (iii) the 2004 Award Plan for New Employees, which we refer to as the 2004 Plan, and (iv) the Solectron Corporation 2002 Stock Plan, which we refer to as the SLR Plan. None of the 2004 Plan, the 2002 Plan or the SLR Plan have been approved by our shareholders. The following table provides information about equity awards under all of these equity incentive plans as of March 31, 2009.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Share Bonus Awards (a)	Weighted-Average Exercise Price of Outstanding Options (1) (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	68,751,363 (2)	$ 8.85	15,462,381 (3)
Equity compensation plans not approved by shareholders (4), (5), (6), (7)	16,430,767 (8)	$11.37	23,433,234 (9)
Total	85,182,130	$ 9.26	38,895,615

(1) The weighted-average exercise price does not take into account ordinary shares issuable upon the vesting of outstanding share bonus awards, which have no exercise price.

(2) Includes 6,336,730 ordinary shares issuable upon the vesting of share bonus awards granted under the 2001 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options. Approximately 3.1 million shares subject to share bonus awards are subject to performance criteria which management of the company believes are not probable of being achieved and these awards are not expected to vest.

(3) Consists of ordinary shares available for grant under the 2001 Plan and shares available under prior company plans and assumed plans that were consolidated into the 2001 Plan. The 2001 Plan provides for grants of up to 62,000,000 ordinary shares, plus ordinary shares issued or issuable pursuant to stock awards available for grant as a result of the forfeiture, expiration or termination of options granted under such consolidated plans (if such ordinary shares are issued under such other stock options, they will not become available under the 2001 Plan) and shares that were available for grant under such plans at the time of the consolidation of such plans into the 2001 Plan.

(4) The 2004 Plan was established in October 2004 and, unless earlier terminated by our Board of Directors, will continue until October 21, 2014. The purpose of the 2004 Plan is to provide incentives to attract, retain and motivate eligible persons whose potential contributions are important to our success by offering such persons an opportunity to participate in our future performance through stock awards. Awards under the 2004 Plan may be granted only to persons who: (a) were not previously an employee or director of the company or (b) have either (i) completed a period of *bona fide* non-employment by the company of at least one year, or (ii) are returning to service as an employee of the company, after a period of *bona fide* non-employment of less than one year due to our acquisition of such person's employer; and then only as an incentive to such persons entering into employment with us. We may grant nonqualified stock options and share bonus awards under the 2004 Plan. The 2004 Plan provides for grants of up to 10,000,000 shares. The exercise price of options granted under the 2004 Plan is determined by the Compensation Committee and may not be less than the fair market value of the underlying stock on the date of grant. Options granted under the 2004 Plan generally vest over four years and expire 10 years from the date of grant. Unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are also forfeited upon termination of employment.

(5) Our 2002 Plan was adopted by our Board of Directors in May 2002 and, unless earlier terminated by our Board of Directors, will continue until May 6, 2012. The adoption of the 2002 Plan was necessitated by our internal growth, our multiple acquisitions and the requirement to provide equity compensation for employees consistent with competitors and peer companies. The Board reserved an aggregate of 20,000,000 ordinary shares for issuance under the 2002 Plan. The 2002 Plan provides for the grant of nonqualified stock options and share bonus awards. Grants of awards to executives and non-employee

directors may not exceed 49% of the shares reserved for grant under the plan. Options granted under the 2002 Plan generally have an exercise price of not less than the fair market value of the underlying ordinary shares on the date of grant. Options granted under the 2002 Plan generally vest over four years and expire 10 years from the date of grant. Unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are also forfeited upon termination of employment.

(6) We have assumed equity incentive plans in connection with the acquisition of certain companies. Options to purchase a total of 7,202,654 ordinary shares under such assumed plans remained outstanding as of March 31, 2009. These options have a weighted-average exercise price of $8.62 per share. These options have been converted into options to purchase our ordinary shares on the terms specified in the applicable acquisition agreement, but are otherwise administered in accordance with terms of the assumed plans. Options under the assumed plans generally vest over four years and expire 10 years from the date of grant.

(7) In connection with the acquisition of Solectron Corporation on October 1, 2007, we assumed the SLR Plan, including all outstanding options to purchase Solectron Corporation common stock with exercise prices equal to, or less than, $5.00 per share. Each assumed option was converted into an option to acquire our ordinary shares at the applicable exchange rate of 0.345. As a result, we assumed approximately 7.4 million vested and unvested options with exercise prices ranging from between $5.45 and $14.41 per ordinary share. We may grant incentive stock options and nonqualified stock options under the SLR Plan. Options granted under the SLR Plan generally have an exercise price of not less than the fair value of the underlying ordinary shares on the date of grant. Such options generally vest over four years and expire 10 years from the date of grant. Unvested options are forfeited upon termination of employment.

(8) Includes 4,120,175 ordinary shares issuable upon the vesting of share bonus awards granted under the 2002 Plan and the 2004 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options.

(9) As of March 31, 2009, 1,101,270 ordinary shares remained available for grant under the 2002 Plan and 3,890,879 ordinary shares remained available for grant under the 2004 Plan. There were approximately 18.4 million shares available for grant under the SLR Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 30, 2009, except as otherwise indicated, regarding the beneficial ownership of our ordinary shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the correspondence address of each of the individuals named below is: c/o Flextronics International Ltd., One Marina Boulevard, #28-00, Singapore 018989.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of June 30, 2009, ordinary shares subject to share bonus awards that vest within 60 days of June 30, 2009 and ordinary shares which may be received from the conversion of our 1% Convertible Notes due August 1, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such awards or securities for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

In the table below, percentage ownership is based on 810,591,862 ordinary shares outstanding as of June 30, 2009.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number of Shares**	**Percent**
5% Shareholders:		
Franklin Resources, Inc. (1) One Franklin Parkway, San Mateo, CA 94403	85,674,251	10.57%
Capital Research Global Investors, a division of Capital Research and Management Company 333 South Hope Street, Los Angeles, CA 90071 (2)	85,587,000	10.56%
Entities associated with FMR LLC (3) 82 Devonshire Street, Boston, MA 02109	63,703,891	7.83%
Named Executive Officers and Directors:		
Michael M. McNamara (4)	9,629,193	1.19%
Thomas J. Smach (5)	1,295,834	*
Paul Read (6)	1,236,455	*
Sean P. Burke (7)	440,624	*
Michael J. Clarke (8)	533,332	*
Carrie L. Schiff (9)	336,666	*
James A. Davidson (10)	173,925	*
Lip-Bu Tan (11)	128,091	*
Ajay B. Shah (12)	115,295	*
H. Raymond Bingham (13)	89,788	*
Rockwell A. Schnabel (14)	86,718	*
Willy C. Shih (15)	24,019	*
Robert L. Edwards	—	*
William D. Watkins (16)	—	*
Daniel H. Schulman (16)	—	*
All executive officers and directors as a group (17 persons) (17)	14,448,105	1.75%

* Less than 1%.

(1) Based on information supplied by Franklin Resources, Inc. in an amended Schedule 13G filed with the SEC on January 9, 2009. Templeton Global Advisors Limited is deemed to have sole voting power for 44,469,818 of these shares, sole dispositive power for 45,351,717 of these shares and shared dispositive power for 1,148,720 of these shares. Templeton Investment Counsel, LLC is deemed to have sole voting power for 20,670,715 of these shares and sole dispositive power for 21,303,555 of these shares. Franklin Templeton Investments Corp. is deemed to have sole voting power for 11,042,932 of these shares and sole dispositive power for 12,495,412 of these shares. Franklin Templeton Portfolio Advisors, Inc. is deemed to have sole voting and dispositive power for 1,650,576 of these shares. Franklin Advisers, Inc. is deemed to have sole voting and dispositive power for 351,580 of these shares. Franklin Templeton Investments (Asia) Limited is deemed to have sole voting power for 199,820 of these shares and sole dispositive power for 699,080 of these shares. Franklin Templeton Investment Management Limited is

deemed to have sole voting power for 51,553 of these shares and sole dispositive power for 2,639,063 of these shares. Fiduciary Trust Company International is deemed to have sole voting and dispositive power for 25,938 of these shares. Franklin Templeton Investments Japan Limited is deemed to have sole voting and dispositive power for 8,610 of these shares. The securities are beneficially owned by investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including the investment management subsidiaries listed above.

(2) Based on information supplied by Capital Research Global Investors, a division of Capital Research and Management Company, or CRMC, in a Schedule 13G filed with the SEC on February 13, 2009. As a result of CRMC acting as an investment adviser to various investment companies, Capital Research Global Investors is deemed to beneficially own all of these shares. Capital Research Global Investors is deemed to have sole voting power for 30,631,530 of these shares and sole dispositive power for 85,587,000 of these shares.

(3) Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on February 17, 2009. FMR LLC and Edward C. Johnson 3d each have sole voting power over 649,060 of these shares and sole dispositive power over 63,703,891 of these shares. Includes 2,108,212 ordinary shares from the assumed conversion of $32,730,000 principal amount of our 1% Convertible Notes due August 1, 2010.

(4) Includes 8,699,999 shares subject to options exercisable within 60 days of June 30, 2009. In addition, on November 3, 2008, Mr. McNamara entered into a variable pre-paid forward contract with a third party relating to up to 808,561 of these ordinary shares. Under this contract, Mr. McNamara received an aggregate of approximately $2.84 million, and at settlement on February 2, 2010 he is required to deliver a number of ordinary shares equal to (x) 808,561 if the per share trading value of the ordinary shares at settlement is $4.28 or less, (y) 808,561 multiplied by a fraction, the numerator of which is $4.28 and the denominator of which is the per share trading value at settlement, if the per share trading value at settlement is between $4.28 and $5.57, or (z) 808,561 multiplied by a fraction, the numerator of which is the sum of $4.28 plus the difference between the per share trading value at settlement and $5.57, and the denominator of which is the per share trading value at settlement, if the per share trading value at settlement is $5.57 or more. Mr. McNamara is entitled to elect to settle the contract through the payment of cash rather than delivery of shares.

(5) Represents shares subject to options exercisable within 60 days of June 30, 2009. Mr. Smach ceased to be an executive officer on June 30, 2008.

(6) Includes 1,226,455 shares subject to options exercisable within 60 days of June 30, 2009.

(7) Includes 440,624 shares subject to options exercisable within 60 days of June 30, 2009.

(8) Includes 533,332 shares subject to options exercisable within 60 days of June 30, 2009.

(9) Includes 326,666 shares subject to options exercisable within 60 days of June 30, 2009.

(10) Includes 45,740 shares held by the Davidson Living Trust of which Mr. Davidson is a trustee. Also includes 38,509 shares held by Silver Lake Technology Management, L.L.C. of which Mr. Davidson is Managing Director. Mr. Davidson disclaims beneficial ownership in the shares owned by Silver Lake Technology Management, L.L.C. except to the extent of his pecuniary interest arising from his interest therein. Also includes 5,000 shares held directly by Mr. Davidson, 94 shares held by the John Alexander Davidson 2000 Irrevocable Trust of which Mr. Davidson is a trustee and 84,582 shares subject to options exercisable within 60 days of June 30, 2009. Mr. Davidson received these options in connection with his service as a member of our Board of Directors. Under Mr. Davidson's arrangements with respect to director compensation, these 84,582 shares issuable upon exercise of options are expected to be assigned by Mr. Davidson to Silver Lake Technology Management, L.L.C.

(11) Includes 84,582 shares subject to options exercisable within 60 days of June 30, 2009. Also includes 43,509 shares held by the Lip-Bu Tan and Ysa Loo, TTEE, of which Mr. Tan is a co-trustee. Of the shares held by trust, Mr. Tan shares voting and dispositive power over 14,124 of these shares and disclaims beneficial ownership of all of these shares.

(12) Includes 38,801 shares subject to options exercisable within 60 days of June 30, 2009.

(13) Includes 38,801 shares subject to options exercisable within 60 days of June 30, 2009.

(14) Includes 36,718 shares subject to options exercisable within 60 days of June 30, 2009.

(15) Includes 9,895 shares subject to options exercisable within 60 days of June 30, 2009.

(16) Mr. Watkins was appointed to our Board of Directors on April 14, 2009 and Mr. Schulman was appointed to our Board of Directors on June 18, 2009.

(17) Includes 13,121,286 shares subject to options exercisable within 60 days of June 30, 2009.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related Person Transactions. The policy generally provides that the Audit Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our ordinary shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related person's service as a director and/or owning, together with all other related persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related person transactions, and the Audit Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the company's Code of Business Conduct and Ethics on the Corporate Governance page of our website at *www.flextronics.com.*

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections entitled "***Executive Compensation***" beginning on page 46 of this proxy statement and "***Non-Management Director's Compensation for Fiscal Year 2009***" beginning on page 10 of this proxy statement and the transactions described below, during fiscal year 2009, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Investment by Silver Lake

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our Board of Directors. In July 2006, we entered into an agreement with the Silver Lake noteholders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our Board of Directors as well as by the Audit Committee. On July 31, 2009, we paid $195.0 million to pay off the notes at their maturity.

Loans to Executive Officers

Glouple. In connection with an investment partnership of our executive officers, Glouple Ventures LLC, from July 2000 through December 2001, we loaned the following amounts to each of Messrs. McNamara and Smach (inclusive of interest accrued through August 2009):

Date	Amount of Loan for Messrs. McNamara and Smach	Interest Rate
July 2000	$117,395	6.40%
August 2000	$ 76,704	6.22%
November 2000	$375,496	6.09%
August 2001	$ 56,468	5.72%
November 2001	$ 43,325	5.05%
December 2001	$ 12,403	5.05%

The loans were evidenced by promissory notes executed by each of Messrs. McNamara and Smach in our favor. The loans bore interest at the rates indicated above and were to mature on August 15, 2010. As of June 30, 2008, the remaining aggregate outstanding balance of the indebtedness of each of Messrs. McNamara and Smach was $691,071 (consisting of principal and accrued interest), which is the largest aggregate amount of indebtedness outstanding at any time since the beginning of fiscal year 2009. As of August 2009, each of Messrs. McNamara and Smach had paid off all of the outstanding balance of their loans.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2009 were met.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL GENERAL MEETING

Shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2010 annual general meeting of shareholders must be received by us no later than April 15, 2010. Any such shareholder proposals must be mailed to our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals may be included in our proxy statement for the 2010 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Companies Act, as described in the following paragraph. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2010 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Companies Act, registered shareholders representing at least 5% of the total outstanding voting rights or registered shareholders representing not fewer than 100 registered shareholders having an average paid up sum of at least S$500 each may, at their expense, requisition that we include and give notice of their proposal for the 2010 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, be signed by all the requisitionists and be deposited at our registered office in Singapore, One Marina Boulevard, #28-00, Singapore 018989, at least six weeks prior to the date of the 2010 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2010 annual general meeting in the case of any other requisition.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Flextronics incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009:

- Item 8, "Financial Statements and Supplementary Data";
- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

SINGAPORE STATUTORY FINANCIAL STATEMENTS

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, which was filed with the SEC on May 20, 2009, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2009. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Companies Act will be included with the annual report which will be delivered to our shareholders prior to the date of the 2009 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Report; and
- the Independent Auditors' Report of Deloitte & Touche, our Singapore statutory auditors for the fiscal year ended March 31, 2009.

OTHER MATTERS

Our management does not know of any matters to be presented at the 2009 annual general meeting other than those set forth herein and in the notice accompanying this proxy statement. If any other matters are properly presented for a vote, the enclosed proxy confers discretionary authority to the individuals named as proxies to vote the shares represented by proxy, as to those matters.

It is important that your shares be represented at the meeting, regardless of the number of shares which you hold. **We urge you to promptly execute and return the accompanying proxy card in the envelope which has been enclosed for your convenience.**

Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

We incorporate by reference information from the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K. Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (not including exhibits). You may request a copy of such information, at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Drive
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

By order of the Board of Directors,

Bernard Liew Jin Yang



Joint Secretary

Sophie Lim Lee Cheng



Joint Secretary

August 7, 2009
Singapore

Upon request, we will furnish without charge to each person to whom this proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. You may request a copy of this information at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Drive
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEXTRONICS INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Singapore	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
One Marina Boulevard, #28-00 Singapore	**018989**
(Address of registrant's principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(65) 6890 7188

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act — NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of September 26, 2008, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $6.2 billion based upon the closing sale price as reported on the NASDAQ Stock Market LLC (NASDAQ Global Select Market).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 14, 2009
Ordinary Shares, No Par Value	810,176,050

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2009 Annual General Meeting of Shareholders	Part II — "Securities Authorized For Issuance Under Equity Compensation Plans" and Part III

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

Unless otherwise specifically stated, references in this report to "Flextronics," "the Company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1. *BUSINESS*

OVERVIEW

We are a leading global provider of vertically-integrated advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the following markets:

- Infrastructure, which includes networking and communications equipment, such as base stations, core routers and switches, optical and optical network terminal ("ONT") equipment, and connected home products, such as set-top boxes and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as desktop, handheld and notebook computers, electronic games and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, printers, copiers and cameras;
- Industrial, Semiconductor and White Goods, which includes products such as home appliances, industrial meters, bar code readers, self-service kiosks, solar market equipment and test equipment;
- Automotive, Marine and Aerospace, which includes products such as navigation instruments, radar components, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine and disposable medical devices.

We are one of the world's largest EMS providers, with revenue of $30.9 billion in fiscal year 2009. As of March 31, 2009, our total manufacturing capacity was approximately 27.2 million square feet. We help customers design, build, ship and service electronics products through a network of facilities in 30 countries across four continents. In fiscal year 2009, our sales in Asia, the Americas and Europe represented 49%, 33% and 18% of our total net sales, respectively, based on the location of the manufacturing site. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the outsourcing needs of both multinational and regional OEMs.

Our portfolio of customers consists of many of the technology industry's leaders, including Casio, Cisco Systems, Dell, Eastman Kodak, Ericsson, Hewlett-Packard, Microsoft, Motorola, Research in Motion, Sony, Sony-Ericsson, Sun Microsystems and Xerox.

We are a globally-recognized leading provider of end-to-end, vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our OEM customers. These vertically-integrated services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles. The services we offer across all the markets we serve include:

- Printed Circuit Board and Flexible Circuit Fabrication;
- Systems Assembly and Manufacturing;
- Logistics;
- After-Sales Services;
- Design and Engineering Services;
- Original Design Manufacturing ("ODM") Services; and
- Components Design and Manufacturing.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we simplify the global product development and manufacturing process and provide meaningful time to market and cost savings for our OEM customers.

INDUSTRY OVERVIEW

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design, manufacturing, and distribution requirements. Following the 2001 – 2002 technology downturn, we saw an increase in penetration of global OEM manufacturing requirements as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. As a result of macroeconomic conditions, the global economic crisis and related decline in demand for our customers' products, many of our OEM customers have reduced their manufacturing and supply chain outsourcing which has negatively impacted our capacity utilization levels.

Despite the current economic downturn, we believe the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services remain strong. The total available market for outsourcing electronics manufacturing services continues to offer opportunities for growth with current penetration rates estimated to be less than 25%. The intensely competitive nature of the electronics industry, the continually increasing complexity and sophistication of electronics products, pressure on OEMs to reduce product costs, and shorter product life cycles encourage OEMs to utilize EMS providers as part of their business and manufacturing strategies. Utilizing EMS providers allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of EMS providers, and enables OEMs to concentrate on product research, development, marketing and sales. We believe that OEMs realize the following benefits through their strategic relationships with EMS providers:

- Reduced production costs;
- Reduced design and development costs;
- Accelerated time-to-market and time-to-volume production;
- Reduced capital investment requirements and fixed costs;

- Improved inventory management and purchasing power;
- Access to worldwide design, engineering, manufacturing, and logistics capabilities; and
- Ability to focus on core branding and R&D initiatives.

We believe that growth in the EMS industry will be driven largely by the needs of OEMs to respond to rapidly changing markets and technologies and to reduce product costs. Additionally, we believe that there are significant opportunities for EMS providers to win additional business from OEMs in certain markets or industry segments that have yet to substantially utilize EMS providers.

SERVICE OFFERINGS

We offer a broad range of customer-tailored, vertically-integrated services to OEMs. We believe that Flextronics has the broadest worldwide capabilities in the EMS industry, from design resources to end-to-end, vertically-integrated, global supply chain services. We believe a key competitive advantage is our ability to provide more value and innovation to our customers because we offer both global economies of scale in manufacturing, logistics and procurement, as well as market-focused expertise and capabilities in design, engineering and ODM services. As a result of our focus on specific markets, we believe we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and can help improve their market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products and meet their time-to-market requirements. Our vertically-integrated services allow us to design, build, ship and service a complete packaged product to our OEM customers. These services include:

Printed Circuit Board ("PCB") and Flexible Circuit Fabrication. Printed circuit boards are platforms composed of laminated materials that provide the interconnection for integrated circuits, passive and other electronic components and thus are at the heart of most every electrical system. They are formed out of laminated, flame retardant and multi-layered epoxy resin systems with very fine traces and spaces and plated holes (called vias), which interconnect the different layers to an extreme dense circuitry network that carries the integrated circuits and electrical signals. Semiconductor designs are currently so complex that they often require printed circuit boards with multiple layers of narrow, densely spaced wiring or flexible circuits. As semiconductor designs become more and more complex and signal speeds increase there is an increased demand on printed circuit board integration density requiring higher layer counts, finer lines, smaller vias (microvias) and base materials with electrically very low loss characteristics. The manufacture of these complex multilayer interconnect and flexible circuit products often requires the use of sophisticated circuit interconnections between layers, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds. The global demand for wireless devices and the complexity of wireless products are driving the demand for more flexible printed circuits as the flexible circuit board facilitates a reduction in the weight of a finished electronic product. Additionally, flexible printed circuit boards allows for the elimination of bulky connections and wiring, reduces the number of components and expands the boundaries of design and packaging with its ability to fold. We also provide complete printed circuit board design services, incorporating high layer counts, advanced materials, component miniaturization technologies, signal integrity and rigid-flex requirements. We are an industry leader in high-density, multilayer and flexible printed circuit board manufacturing. We also provide our customers with rigid-flex circuit board design and manufacturing. We manufacture printed circuit boards on a low-volume, quick-turn basis, as well as on a high-volume production basis. We provide quick-turn prototype services that allow us to provide small test quantities to meet the needs of customers' product development groups in as little as 48 hours. Our extensive range of services enables us to respond to our customers' demands for an accelerated transition from prototype to volume production. We have printed circuit board service capabilities in North America, South America, Europe and Asia, and flexible circuit fabrication service capabilities in North America and Asia.

Systems Assembly and Manufacturing. Our assembly and manufacturing operations, which generate the majority of our revenues, include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We often assemble electronics products with our proprietary printed circuit boards and custom electronic enclosures on either a build-to-order or configure-to-order basis. In these operations, we employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes, and statistical process controls. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies, enables us to offer a variety of advanced manufacturing solutions. We support a wide range product demand profiles, from low-volume, high-complexity programs to high-volume production. Continuous focus on lean manufacturing allows us to increase our efficiency and flexibility to meet our customers dynamic requirements. Our systems assembly and manufacturing expertise includes the following:

- *Enclosures.* We offer a comprehensive set of custom electronics enclosures and related products and services worldwide. Our services include the design, manufacture and integration of electronics packaging systems, including custom enclosure systems, power and thermal subsystems, interconnect subsystems, cabling and cases. In addition to standard sheet metal and plastic fabrication services, we assist in the design of electronics packaging systems that protect sensitive electronics and enhance functionality. Our enclosure design services focus on functionality, manufacturability and testing. These services are integrated with our other assembly and manufacturing services to provide our customers with overall improved supply chain management.

- *Testing Services.* We also offer computer-aided testing services for assembled printed circuit boards, systems and subsystems. These services significantly improve our ability to deliver high-quality products on a consistent basis. Our test services include management defect analysis, in-circuit testing and functional testing as well as environmental stress tests of board and system assemblies. We offer design for test, design for manufacturing and design for environment services to our customers to jointly improve customer product design and manufacturing.

- *Materials Procurement and Inventory Management.* Our manufacturing and assembly operations capitalize on our materials inventory management expertise and volume procurement capabilities. As a result, we believe that we are able to achieve highly competitive cost reductions and reduce total manufacturing cycle time for our OEM customers. Materials procurement and management consist of the planning, purchasing, expediting and warehousing of components and materials used in the manufacturing process. In addition, our strategy includes having third-party suppliers of custom components located in our industrial parks to reduce material and transportation costs, simplify logistics and facilitate inventory management. We also use a sophisticated automated manufacturing resources planning system and enhanced electronic data interchange capabilities to ensure inventory control and optimization. Through our manufacturing resources planning system, we have real-time visibility of material availability and tracking of work in process. We utilize electronic data interchange with our customers and suppliers to implement a variety of supply chain management programs. Electronic data interchange allows customers to share demand and product forecasts and deliver purchase orders and assists suppliers with satisfying just-in-time delivery and supplier-managed inventory requirements. This enables us to implement vendor managed inventory (VMI) solutions to increase flexibility and reduce overall capital allocation in the supply chain.

Design and Engineering Services. We offer a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of our customers. These services can be delivered by three primary business models:

- Contract Design Services ("CDS"), where the customer purchases engineering and development services on a time and materials basis;

- Joint Development Manufacturing ("JDM") services where Flextronics engineering and development teams work jointly with our customer's teams to ensure product development integrity, seamless manufacturing handoffs, and faster time to market; and

- Original Design and Manufacturing ("ODM") services, where the customer purchases a product that we design, develop and manufacture. ODM products are then sold by our OEM customers under the

OEMs' brand names. We have ODM programs underway in various market segments including Computing, Industrial/Automotive, Medical, and Infrastructure.

Our design and engineering services are provided by our global, segment based engineering teams and cover a broad range of technical competencies:

- *System Architecture, User Interface and Industrial Design:* We help our customers design and develop innovative and cost-effective products that address the needs of the user and the market. These services can include product definition, analysis and optimization of performance and functional requirements, 2-D sketch level drawings, 3-D mock-ups and proofs of concept, interaction and interface models, detailed hard models and product packaging.

- *Mechanical Engineering, Technology, Enclosure Systems, Thermal and Tooling Design:* We offer detailed enclosure mechanical, structural, and thermal design solutions that encompass a wide range of plastic, metal and other material technologies. These capabilities and technologies are increasingly important to our customers product differentiation goals and are increasingly required to be successful in today's competitive marketplace. Additionally, we provide design and development services for prototype and production tooling equipment used in manufacturing.

- *Electronic System Design:* We provide complete electrical and hardware design for products ranging in size from small handheld consumer devices to large high-speed, carrier-grade, telecommunications equipment, which includes embedded microprocessor, memory, digital signal processing design, high-speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display imaging, audio/video, and radio frequency ("RF") system and antenna design.

- *DFM Reliability and Failure Analysis:* We provide comprehensive design for manufacturing, test, and reliability services using robust tools and data bases that have been developed internally. These services are important in achieving our customers time to revenue goals and leveraging the core manufacturing competencies of the company.

- *Component Level Development Engineering:* We have developed substantial engineering competencies for product development and lifecycle management in support of various component technologies. These components also form a key part of our vertical integration strategy and currently include power supplies and power solutions, LCD and Touch Interface Modules, Camera Modules, and PCB and Interconnection Technologies, both rigid and flexible.

Component businesses. The Company offers a variety of component product solutions including:

- *Display Solutions.* Our Display group is a product-driven organization focused on designing and manufacturing complete products for our OEM customers. Our capabilities include the design and manufacture of technologically advanced display solutions for the electronics market. This technology includes small and medium form factor color super-twisted nematic ("CSTN") and active thin film transistor ("TFT") display modules for mobile phones, MP3 players, and industrial, commercial and digital camera products. By combining innovative design capabilities with a global manufacturing footprint, we provide our OEM customers with market-leading display designs that are cost-effective and manufactured at the highest quality levels.

- *Optomechatronics (Camera Modules):* Our Optomechatronics group designs and manufacturers products that combine optical, mechanical and electrical subsystems such as miniaturized camera modules for mobile phone and notebook PC applications. Our capabilities include system engineering (image science), lens and optical system design and manufacturing , ultra-compact 3-d semiconductor packaging, high manufacturing and sourcing. We actively develop and invest in key technologies for next generation product such as micro electro mechanical systems (MEMs"") for autofocus drive and actuation applications. Building on our success in the mobile camera module space, we are actively developing new product designs in adjacent imaging markets including gaming and projection applications.

- *Power Supplies:* We have a full service power supply business ("Flex Power") specializing in high efficiency and high density power supplies and adaptors, ranging from 1 to 3,000 watts, primarily in the mobile phone, consumer electronics, printer, notebook, desktop, server, storage and telecommunications markets. Customers typically engage with Flex Power for cost and physical size savings as well as our ability to accelerate a product's time to market.

Logistics. Flextronics Global Services ("FGS") is a provider of aftermarket supply chain logistics services. Our comprehensive suite of services are fully optimized to the specific requirements of our customers primarily operating in the computing, consumer digital, infrastructure, industrial, mobile and medical markets. Our expansive global footprint consists of 22 sites and more than 13,000 employees strategically located throughout the Americas, Europe and Asia. Flextronics Global Services leverages globally-integrated operational infrastructure, supply chain network, and IT systems that have the unique capability of offering globally consistent logistics solutions for our customers' brands. By continuously linking the flow of information from the forward and reverse supply chains we create an integrated closed-loop throughout the lifecycle of a product thus creating supply chain efficiencies and delivering tangible value to our customers.

By creating more cost effective and direct fulfillment and distribution channels, we reduce costs while also creating a supply chain that is more responsive and balanced to fluctuating demand patterns. We provide multiple forward logistics solutions including supplier managed inventory, inbound freight management, build/configure to order, order fulfillment and distribution, supply chain network design, collaborative control tower, and engineering services.

Reverse Logistics & Repair Services. We offer a suite of integrated reverse logistics and repair solutions that are operated on globally consistent processes, which we believe increases brand loyalty in the marketplace by improving turnaround times and end-customer satisfaction levels. We maintain maximum asset value retention of our customers' products throughout their product life cycle, while simultaneously minimizing non-value repair, inventory levels and handling in the supply chain. With our suite of end-to-end solutions we can effectively manage our customers' returns, repair, refurbishment, recovery and recycling requirements, as well as provide critical feedback of data to their supply chain constituents while delivering continuous improvement and efficiencies for both existing and new generation products. Our reverse logistics and repair solutions include returns management, exchange programs, service parts logistics, such as unit repair and recovery, recycling and e-waste management. We provide repair expertise to multiple product lines such as consumer and midrange products, printers, PDA's, mobile phones, consumer medical devices, notebooks, PC's, set-top boxes, game consoles and highly complex infrastructure products.

Additionally, our after-sales services include our Retail Technical Services ("RTS") business. This business provides end user technical support in a number of market sectors, including consumer electronics, small to medium size business, computing, and mobile technology. RTS offers end-to-end integrated service solutions through various venues, such as in home, in office, retail location, and via remote session. Services offered include diagnosis, repair, configuration, integration, and installation services. We believe that these offerings improve our customers' competiveness by decreasing product returns, lowering total cost of ownership, improving end-user experience with products and increasing end-customer retention.

STRATEGY

Our strategy is to reaccelerate our growth and enhance profitability by using our market-focused expertise and capabilities and our global economies of scale to offer the most competitive vertically-integrated global supply chain services to our customers. To achieve this goal, we continue to enhance our global customer focused capabilities through the following:

Market-Focused Approach. We intend to continue to refine our market-focused expertise and capabilities to ensure that we can make fast, flexible decisions in response to changing market conditions. By focusing our resources on serving specific markets and sub sectors, we are able to better understand and adapt to complex market dynamics and anticipate trends that impact our OEM customers' businesses. We can help improve our customers market positioning by effectively adjusting product plans and roadmaps, and business requirements to deliver optimum cost, high quality products, services and solutions and meet their time-to-market requirements.

Global Manufacturing Capabilities and Vertically-Integrated Service Offering. One of our core strategies is to optimize and leverage our global manufacturing capabilities and vertically-integrated services and solutions to meet our customers' requirements and expand into new markets. Through both internal development and synergistic acquisitions, we enhance our competitive position as a leading provider of comprehensive outsourcing solutions and services and are able to capture a larger portion of our customers end-to-end supply chain. We will continue to selectively pursue strategic opportunities that we believe will further enhance our business objectives and create additional shareholder value.

Focused Design and Engineering Capabilities. We employ focused design and engineering resources as part of our strategy to offer services that help our OEM customers achieve time-to-market and cost savings for their products. We believe that our enhanced design offerings provide a unique market differentiator that allows us to provide a full suite of complementary design services to our customers.

Capitalize on Our Industrial Park Concept. Our industrial parks are self-contained campuses where we co-locate our manufacturing and logistics operations with certain strategic suppliers in low-cost regions around the world. These industrial parks allow us to minimize logistics, distribution and transportation costs throughout the supply chain and reduce manufacturing cycle time by reducing distribution barriers, improving communications, increasing flexibility and reducing turnaround times. We intend to continue to capitalize on these industrial parks as part of our strategy to offer our customers highly-competitive cost reductions and flexible, just-in-time delivery programs.

Streamline Business Processes Through Information Technologies. We use a sophisticated automated manufacturing resources planning system and enhanced business-to-business data interchange capabilities to ensure inventory control and optimization. We streamline business processes by using these information technology tools to improve order placement, tracking and fulfillment. We are also able to provide our customers with online access to product design and manufacturing process information. We continually enhance our information technology systems to support business growth, and intend to continue to drive our strategy of streamlining business processes through the use of information technologies so that we can continue to offer our customers a comprehensive solution to improve their communications and relationships across their supply chain and be more responsive to market demands.

COMPETITIVE STRENGTHS

We continue to enhance our business through the development and broadening of our various product and service offerings. Our focus is to be a flexible organization with repeatable execution, that adapts to macroeconomic changes, and creates value that increases our customers' competitiveness. We have concentrated our strategy on market-focused expertise, capabilities, and services and our vertically-integrated global supply chain services. We believe that the following capabilities differentiate us from our competitors and enable us to better serve our customers requirements:

Geographic, Customer and End Market Diversification. We believe that we have created a well-diversified and balanced company. We have diversified our business across multiple end markets, significantly expanding our available market. The world is undergoing change and macroeconomic disruptions that has lead to demand shifts and realignments. We believe that we are well positioned through our market diversification to successfully navigate through difficult economic climates. Our broad geographic footprint and experience with multiple types and complexity levels of products provides us a significant competitive advantage. We continually look for new ways to diversify our offering within each market segment. During this global demand realignment a more diversified customer base has been created as evidenced by the reduction of the concentration of sales to our ten largest customers to 50% of net sales in fiscal year 2009 from 64% of net sales in fiscal year 2007. This diversification positions us better to weather end market, customer or product downturns.

Significant Scale and Global Integrated System. We believe that scale is a significant competitive advantage, as our customers' solutions increasingly require cost structures and capabilities that can only be achieved through size and global reach.. We are a leader in global procurement, purchasing approximately $26 billion of material during our fiscal year ended March 31, 2009. As a result, we are able to use our worldwide supplier relationships to achieve advantageous pricing and supply chain flexibility for our OEM customers.

We have established an extensive, integrated network of design, manufacturing and logistics facilities in the world's major electronics markets to serve the outsourcing needs of both multinational and regional OEMs. Our extensive global network of facilities in 30 countries with approximately 160,000 employees gives us the ability to increase the competitiveness of our customers by simplifying their global product development processes while also delivering improved product quality with improved performance and accelerated time to market. Operating and executing this complex worldwide solutions system is a competitive advantage.

Extensive Design and Engineering Capabilities. We have an industry leading global design service offering with extensive product design engineering resources that provide global design services, products, and solutions to satisfy a wide array of customer requirements across all of our key market segments. We combine our design and manufacturing offering services to provide end-to-end customized solutions that include services from design layout, through product industrialization and product development including the manufacture of vertically-integrated components (such as camera modules) and complete products (such as cellular phones), which are then sold by our OEM customers under the OEMs' brand names.

Vertically-Integrated End-to-End Solution. We offer a comprehensive range of worldwide supply chain services that simplify and improve the global product development process and provide meaningful time and cost savings to our OEM customers. Our broad based, vertically-integrated, end-to-end services enable us to cost effectively design, build, ship and service a complete packaged product. We believe that our capabilities also help our customers improve product quality, manufacturability and performance, and reduce costs. We continue to expand and enhance our vertically-integrated service offering by adding capabilities in plastics, metals, rigid and flexible printed circuit boards, and power supplies, as well as by introducing new vertically-integrated capabilities in areas such as solar equipment, large format stamping and chargers.

Industrial Parks; Low-Cost Manufacturing Services. We have developed self-contained campuses that co-locate our manufacturing and logistics operations with our suppliers at a single low-cost location. These industrial parks enhance our total supply chain management, while providing a low-cost, multi-technology solution for our customers. This approach increases the competitiveness of our customers by reducing logistical barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We have strategically established our large industrial parks in Brazil, China, Hungary, India, Malaysia, Mexico and Poland.

In addition, we have other regional manufacturing operations situated in low-cost regions of the world to provide our customers with a wide array of manufacturing solutions and the lowest manufacturing costs. As of March 31, 2009, approximately 71% of our manufacturing capacity was located in low-cost locations, such as Brazil, China, Hungary, Malaysia, Mexico, Poland, Singapore and Ukraine. We believe we are a global industry leader in low-cost production capabilities.

Long-Standing Customer Relationships. We believe that our long term relationships with key customers is a fundamental requirement for our sustained market position, growth and profitability. We believe that our ability to maintain and grow these customer relationships is due to our ability to continuously create value that increases our customers' competitiveness. We achieve this through our continued development of a broad range of vertically-integrated service offerings and solutions, and our market-focused approach, which allows us to provide innovative thinking to all of the manufacturing and related services that we provide to our customers. To achieve our quality goals, we continuously monitor our performance using a number of quality improvement and measurement techniques. We continue to receive numerous service and quality awards that further validate the success of these programs.

CUSTOMERS

Our customers include many of the world's leading technology companies. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. In fiscal year 2009, our ten largest customers accounted for approximately

50% of net sales from continuing operations. Our largest customer during fiscal year 2009 was Sony-Ericsson, which accounted for more than 10% of net sales from continuing operations. No other customer accounted for more than 10% of net sales from continuing operations in fiscal year 2009.

The following table lists in alphabetical order a representative sample of our largest customers in fiscal year 2009 and the products of those customers for which we provide EMS services:

Customer	End Products
Cisco Systems, Inc.	Consumer electronics products
Eastman Kodak	Digital cameras and self-service kiosks
Ericsson Telecom AB	Business telecommunications systems and GSM infrastructure
Hewlett-Packard Company	Inkjet printers and storage devices
Microsoft Corporation	Computer peripherals and consumer electronics gaming products
Motorola, Inc.	Cellular phones and telecommunications infrastructure
Nortel Networks Limited*	Optical, wireless and enterprise telecommunications infrastructure
Research in Motion	Smartphones and other mobile communication devices
Sony-Ericsson	Cellular phones
Sun Microsystems, Inc.	Network computing infrastructure products

* In January 2009, Nortel Networks Limited filed for restructuring protection in various jurisdictions. Refer to the discussion under *Customer Credit Risk* contained within Note 2, "Summary of Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

BACKLOG

Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. In addition, OEM customers may reschedule or cancel firm orders based upon contractual arrangements. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

COMPETITION

The EMS market is extremely competitive and includes many companies, several of which have achieved substantial market share. We compete against numerous domestic and foreign EMS providers, as well as our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production.

We compete with different companies depending on the type of service we are providing or the geographic area in which an activity is taking place. We believe that the principal competitive factors in the EMS market are: quality and range of services; design and technological capabilities; cost; location of facilities; and responsiveness and flexibility.

SOCIAL RESPONSIBILITY

Our corporate social responsibility practices are broad in scope, and include a focus on disaster relief, medical aid, education, environmental protection, health and safety and the support of communities around the world. We intend to continue to invest in global communities through grant-making, financial contributions, volunteer work, support programs and donating resources.

Our commitment to social responsibility also includes our mission to positively contribute to global communities and the environment by adhering to the highest ethical standards of practice with our customers, suppliers, partners, employees, communities and investors as well as with respect to our corporate governance policies and procedures, and by providing a safe and quality work environment for our employees.

EMPLOYEES

As of March 31, 2009, our global workforce totaled approximately 160,000 employees. In certain international locations, our employees are represented by labor unions and by work councils. We have never experienced a significant work stoppage or strike, and we believe that our employee relations are good.

Our success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could seriously harm our business, results of operations and business prospects. To date, we have not experienced significant difficulties in attracting or retaining such personnel.

ENVIRONMENTAL REGULATION

Our operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have infrastructures in place to ensure that our operations are in compliance with all applicable environmental regulations. We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities of our ongoing operations, historical disposal activities and closed sites in order to establish appropriate accruals in our financial statements. We determined the amount of our accruals for environmental matters by analyzing and estimating the range of possible costs in light of information currently available. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that we are aware of, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry became subject to the European Union's Restrictions on Hazardous Substances ("RoHS"), Waste Electrical and Electronic Equipment ("WEEE") directives beginning in 2005 and 2006, the regulation EC 1907/2006 EU Directive REACH (Regulation, Evaluation, Authorization, and restriction of Chemicals), and China RoHS entitled, Management Methods for Controlling Pollution for Electronic Information Products ("EIPs"). Similar legislation has been or may be enacted in other jurisdictions, including in the United States. Our business requires close collaboration with our customers and suppliers to mitigate risk of non-compliance. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. RoHS and other similar legislation prohibits the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, we rely on trade secret protection. We also have registered our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. As of March 31, 2009 and 2008, the carrying value of our intellectual property was immaterial.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, we cannot assure you that third parties will not make infringement claims against us in the future. In addition, we are increasingly providing design and engineering services to our customers and designing and making our own products. As a consequence of these activities, we are required to address and allocate the ownership and responsibility for intellectual property in our customer relationships to a greater extent than in our manufacturing and assembly businesses. If a third party were to make an assertion regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights may not be available to us on commercially acceptable terms, if at all, and any such litigation may not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to Note 14, "Segment Reporting," to our Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" for financial information about our geographic areas.

ADDITIONAL INFORMATION

Our Internet address is http://www.flextronics.com. We make available through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at One Marina Boulevard, #28-00, Singapore 018989. Our U.S. corporate headquarters is located at 2090 Fortune Drive, San Jose, California, 95131.

ITEM 1A. *RISK FACTORS*

The recent financial crisis and current global economic slowdown may adversely affect our business, results of operations and financial condition.

Our revenue and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. For example, the current global economic crisis and related decline in demand for our customers' products across all of the industries we serve, has caused our OEM customers to reduce their manufacturing and supply chain outsourcing and has negatively impacted our capacity utilization levels. Continuing adverse global economic conditions in our customers' markets would likely negatively impact our sales and margins, and consequently would have an adverse effect on our business, financial condition and results of operations.

The recent financial crisis affecting the banking system and capital markets and the going concern threats to financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in credit, fixed income and equity markets. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

We provide EMS services to companies and industries that have in the past, and may in the future, experience financial difficulty, particularly in light of conditions in the credit markets and the overall economy. Our suppliers may also experience financial difficulty in this environment. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfill production requirements and meet scheduled shipments. The current global financial crisis is continuing to adversely affect our customers' and suppliers' access to capital and liquidity. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and increases in working capital requirements due to increases in days in inventory and increases in days in accounts receivable. For the year ended March 31, 2009, we recognized approximately $262.7 million in charges for provisions of accounts receivable, the write-down of inventory and recognition of related obligations for certain financially distressed customers.

Our debt level may create limitations

As of March 31, 2009 our total debt was approximately $3.0 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute business strategy.

We depend on industries that continually produce technologically advanced products with short life cycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenues from customers in the following markets:

- Infrastructure, which includes networking and communications equipment, such as base stations, core routers and switches, optical and ONT equipment, and connected home products, such as set-top boxes and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as desktop, handheld and notebook computers, electronic games and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, printers, copiers and cameras;
- Industrial, Semiconductor and White Goods, which includes products such as home appliances, industrial meters, bar code readers, self-service kiosks, solar market equipment and test equipment;
- Automotive, Marine and Aerospace, which includes products such as navigation instruments, radar components, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine devices and disposable devices.

Factors affecting any of these industries in general, or our customers in particular, could seriously harm us. These factors include:

- rapid changes in technology, evolving industry standards and requirements for continuous improvement in products and services result in short product life cycles;

- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers may experience dramatic market share shifts in demand which may cause them to exit the business; and
- there may be recessionary periods in our customers' markets, such as the recent global economic downturn.

Our customers may cancel their orders, change production quantities or locations, or delay production, and the inherent difficulties involved in responding to these demands could harm our business.

As a provider of electronics design and manufacturing services and components, we must provide increasingly rapid product turnaround time for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture and deliver for these customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and by lowering our asset utilization resulting in lower gross margins.

The short-term nature of our customers' commitments and the rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules, making component procurement commitments, and allocating personnel and other resources, based on our estimates of our customers' requirements.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to achieve cost or other objectives. These demands stress our resources and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Due to many of our costs and operating expenses being relatively fixed, customer order fluctuations, deferrals and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past, including the third and fourth quarters in fiscal 2009, and we may experience such effects in the future.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and ODMs with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our industry is extremely competitive, many of our competitors have achieved substantial market share and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

The majority of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 50%, 55% and 64% of net sales from continuing operations in fiscal years 2009, 2008 and 2007, respectively. Our largest customer during fiscal years 2009, 2008 and 2007 was Sony-Ericsson, which accounted for more than 10% of net sales from continuing operations. No other customer accounted for more than 10% of net sales from continuing operations in fiscal years 2009, 2008 or 2007. Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us, or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

In recent years, we have experienced growth in our business through a combination of internal growth and acquisitions. Our global workforce has more than doubled in size since the beginning of fiscal year 2001. We continue to seek to expand the available market for our services. However, our business also has been affected by general economic conditions, most recently the current global economic crisis. The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past, and may in the future, require that we adjust our business and cost structures, including by taking restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage our financial and management controls, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, we have undertaken initiatives to restructure our business operations through a series of restructuring activities, which were intended to realign our global capacity and infrastructure with demand by our OEM customers and thereby improve our operational efficiency. These activities included reducing excess workforce and capacity, transitioning manufacturing to lower-cost locations and eliminating redundant facilities, and consolidating and eliminating certain administrative facilities.

During fiscal year 2009, in response to the global economic crisis and related decline in demand for our OEM customers' products, which impacted our capacity utilization levels, we announced further restructuring plans intended to improve our operational efficiencies by reducing excess workforce and capacity.

We recognized restructuring charges of approximately $179.8 million, $447.7 million and $151.9 million in fiscal years 2009, 2008, and 2007, respectively.

We may be required to take additional charges in the future as we continue to evaluate our operations and cost structures relative to general economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may continue to consolidate certain manufacturing facilities or transfer certain of our operations to lower cost geographies. We cannot assure you as to the timing or amount of any future restructuring charges. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows may be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

Our components business is dependent on our ability to quickly launch world-class components products, and our investment in development, and start-up and integration costs necessary to achieve quick launches of world-class components products may adversely affect our margins and profitability.

Our components business, which primarily includes camera modules, power supplies and CSTN and active TFT small and medium form factor display modules for mobile phones, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our vertical-integration capabilities. The camera module, power supply and CSTN and active TFT small and medium form factor display modules for mobile phones industries have experienced, and are expected to continue to experience, rapid technological change. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics that are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

In addition, OEMs often require unique configurations or custom designs which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized component and the commencement of volume shipments of the component to the OEM. As a result, we may make substantial investments in the development and customization of products for our customers and no revenue may be generated from these efforts if our customers do not accept the customized component. Even if our customers accept the customized component, if our customers do not purchase anticipated levels of products, we may not realize any profits.

Our achievement of anticipated levels of profitability in our components business is also dependent on our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability in our components business. In addition, our components business has not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

If our products or components contain defects, demand for our services may decline and we may be exposed to product liability and product warranty liability.

Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation, and expose us to product liability or product warranty claims.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, even where we have allocated liability to our customers, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available with respect to all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

Our substantial investments and start-up and integration costs in our design services business may adversely affect our margins and profitability.

As part of our strategy to enhance our vertically-integrated end-to-end service offerings, we have expanded and continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. Even if our customers accept our designs, if they do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Due to the increased risks associated with our design services offerings, we may not be able to achieve a high enough level of sales for this business, and the significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment that it requires, to be profitable. The initial costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments in these capabilities.

We may encounter difficulties with acquisitions, which could harm our business.

We have completed numerous acquisitions of businesses and we may acquire additional businesses in the future. In particular, on October 1, 2007, we completed our acquisition of Solectron. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies, which is a particular concern in the acquisition of companies engaged in product and software design;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we are required to register with the Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance to QSR or other FDA regulations, and the Company does not address the observation adequately to the satisfaction of the FDA, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations on FDA Form 483, issuing a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an offshore facility, or shutting down a manufacturing facility. In the European Community ("EC"), we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. Continued noncompliance to the EC regulations could stop the flow of products into the EC from us or from our customers. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

We conduct operations in a number of countries and are subject to risks of international operations.

The distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest and difficulties in staffing;
- longer payment cycles;
- cultural differences;
- increases in duties and taxation levied on our products;
- imposition of restrictions on currency conversion or the transfer of funds;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- expropriation of private enterprises;
- exposure to infectious disease and epidemics; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, India, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

We are subject to the risk of increased income taxes.

We have structured our operations in a manner designed to maximize income in countries where:

- tax incentives have been extended to encourage foreign investment; or
- income tax rates are low.

A number of countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which became effective on January 1, 2008. Among other things, the new law cancels many income tax incentives previously applicable to our subsidiaries in China. Under the new law, the tax rates applicable to the operations of most of our subsidiaries in China will be increased to 25%. The new law provides a transition rule which increases the tax rate to 25% over a 5-year period. The new law also increased the standard withholding rate on earnings distributions to between 5% and 10% depending on the residence of the shareholder. The ultimate effect of these and other changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our China income, the manner in which China interprets, implements and applies the new tax provisions, and by our ability to qualify for any exceptions or new incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world. For example, an acquired subsidiary received an assessment pursuant to a Revenue Agent's Report ("RAR") from the Internal Revenue Service ("IRS") based on an examination of its federal income tax returns for fiscal years 2001 and 2002. The RAR is not a final Statutory Notice of Deficiency, and the acquired subsidiary filed a protest to certain of the proposed adjustments with the Appeals Office of the IRS.

In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that is more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and components offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of intellectual property infringement from third parties, as well as claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

If OEMs stop or reduce their manufacturing and supply chain management outsourcing, our business could suffer.

Our revenues depend on outsourcing by OEMs in which we assume manufacturing and supply chain management responsibilities from our OEM customers. Current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally. Similarly, we depend on new outsourcing opportunities to mitigate against lost revenues arising from the decline in demand for our customers' products due to the current global economic slowdown, and our business would be adversely affected if we are not successful in gaining additional business from these opportunities or if OEMs do not outsource additional manufacturing business.

We may be adversely affected shortages of required electronic components.

From time to time, we have experienced shortages of some of the electronic components that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers. These unanticipated component shortages could result in curtailed production or delays in production, which may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results. Our performance depends, in part, on our ability to incorporate changes in component costs into the selling prices for our products.

Fluctuations in foreign currency exchange rates could increase our operating costs.

Our manufacturing operations and industrial parks are located in lower cost regions of the world, such as Asia, Eastern Europe and Mexico; however, most of our purchase and sale transactions are denominated in United States dollars, Japanese yen or euros. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the cash, receivables, and payables of our operating entities. As part of our currency hedging strategy, we use financial instruments, primarily forward purchase and swap contracts, to hedge our United States dollar and other currency commitments in order to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to other foreign currencies. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. There is substantial competition in our industry for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business.

Our failure to comply with environmental laws could adversely affect our business.

We are subject to various federal, state, local and foreign environmental laws and regulations, including regulations governing the use, storage, discharge and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of environmental laws could subject us to significant costs, fines or other penalties.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry became subject to the European Union's Restrictions on Hazardous Substances, Waste Electrical and Electronic Equipment directives beginning in 2005 and 2006, the regulation EC 1907/2006 EU Directive REACH (Regulation, Evaluation, Authorization, and restriction of Chemicals), and China RoHS entitled, Management Methods for Controlling Pollution for Electronic Information Products. Similar legislation has been or may be enacted in other jurisdictions, including in the United States. RoHS and other similar legislation prohibits the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In the case of WEEE, the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

Our operating results may fluctuate significantly due to a number of factors, many of which are beyond our control.

Some of the principal factors that contribute to the fluctuations in our annual and quarterly operating results are:

- significant changes in the macroeconomic environment and related changes in consumer demand;
- exposure to financially troubled customers;
- our customers may not be successful in marketing their products, their products may not gain widespread commercial acceptance, and our customers' products have short product life cycles;
- our customers may cancel or delay orders or change production quantities;
- our customers may decide to choose internal manufacturing instead of outsourcing for their product requirements;

- integration of acquired businesses and facilities;
- our operating results vary significantly from period to period due to the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- our increased design services and components offerings may reduce our profitability as we are required to make substantial investments in the resources necessary to design and develop these products without guarantee of cost recovery and margin generation;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers; and
- managing changes in our operations.

Two of our significant end markets are the mobile devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters. However, due to the current economic slowdown, we had lower revenues in our 2009 fiscal third quarter. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

Our strategic relationships with major customers create risks.

Over the past several years, we have completed numerous strategic transactions with OEM customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We may pursue these OEM divestiture transactions in the future. These arrangements entered into with divesting OEMs typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting OEMs that exceeds the value we ultimately may realize from the future business of the OEM;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;
- we, rather than the divesting OEM, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the OEMs generally do not require any minimum volumes of purchase by the OEMs, and the actual volume of purchases may be less than anticipated; and
- if demand for the OEMs' products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

The success of certain of our activities depends on our ability to protect our intellectual property rights.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering and design activities in our design and manufacturing services and components offerings. As the level of our engineering and design activities increases, the extent to which we rely on rights to intellectual property incorporated into products is increasing. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

It may be difficult for investors to effect services of process within the United States on us or to enforce civil liabilities under the federal securities laws of the United States against us.

We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore. Some of our officers reside outside the United States, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect services of process upon us within the United States. Additionally, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws may not be enforceable against us. Judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts, and Singapore courts may not enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro economic conditions may cause the market price of our ordinary shares to decline.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers, providing over 27.2 million square feet of productive capacity as of March 31, 2009. We own facilities with approximately 9.4 million square feet in Asia, 3.5 million square feet in the Americas and 2.8 million square feet in Europe. We lease facilities with approximately 6.6 million square feet in Asia, 3.0 million square feet in the Americas and 1.9 million square feet in Europe.

Our facilities include large industrial parks, ranging in size from approximately 400,000 to 6.0 million square feet, in Brazil, China, Hungary, India, Malaysia, Mexico and Poland. We also have regional manufacturing operations, generally ranging in size from under 100,000 to approximately 1.0 million square feet, in Austria, Brazil, Canada, China, Czech Republic, Denmark, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Norway, Poland, Romania, Russia, Scotland, Singapore, Sweden, Ukraine, United Kingdom and the United States. We also have smaller design and engineering centers and product introduction centers at a number of locations in the world's major electronics markets.

Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

ITEM 3. *LEGAL PROCEEDINGS*

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "FLEX." The following table sets forth the high and low per share sales prices for our ordinary shares since the beginning of fiscal year 2008 as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended March 31, 2009		
Fourth Quarter	$ 3.23	$ 1.86
Third Quarter	7.08	1.60
Second Quarter	9.60	7.41
First Quarter	11.23	9.28
Fiscal Year Ended March 31, 2008		
Fourth Quarter	$11.91	$ 9.26
Third Quarter	13.28	11.19
Second Quarter	12.02	10.80
First Quarter	11.72	10.80

As of May 14, 2009 there were 4,637 holders of record of our ordinary shares and the closing sales price of our ordinary shares as reported on the NASDAQ Global Select Market was $3.50 per share.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. The terms of our outstanding Senior Subordinated Notes currently restrict our ability to pay cash dividends. For more information, please see Note 4, "Bank Borrowings and Long-term Debt" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc., and Sanmina-SCI Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2004 and reflects the annual return through March 31, 2009, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Flextronics International Ltd., The S&P 500 Index
And A Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/04
3/05
3/06
3/07
3/08
3/09
Flextronics International Ltd.
S&P 500 Index
Peer Group

* $100 invested on March 31, 2004 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/04	3/05	3/06	3/07	3/08	3/09
Flextronics International Ltd.	$100.00	$ 70.45	$ 60.56	$ 64.01	$ 54.94	$16.91
S&P 500 Index	100.00	106.69	119.20	133.31	126.54	78.34
Peer Group	100.00	76.74	90.49	54.01	32.53	17.09

RECENT SALES OF UNREGISTERED SECURITIES

None.

INCOME TAXATION UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends paid on or after January 1, 2008 are tax exempt to shareholders.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, and, thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments — Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the acquisition of newly-issued shares. When existing shares are acquired in Singapore, a stamp duty is payable on the instrument of transfer of the shares at the rate of two Singapore dollars ("S$") for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. The estate duty was recently abolished for deaths occurring on or after February 15, 2008. For deaths prior to February 15, 2008 the following rules apply:

If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate tax is payable in Singapore on any of our shares held by the individual.

If property passing upon the death of an individual domiciled in Singapore includes our shares, Singapore estate duty is payable to the extent that the value of the shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's chargeable assets and thereafter at 10%.

An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

ITEM 6. *SELECTED FINANCIAL DATA*

These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year Ended March 31,				
	2009	2008(1)	2007	2006	2005
	(In thousands, except per share amounts)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net sales	$30,948,575	$27,558,135	$18,853,688	$15,287,976	$15,730,717
Cost of sales	29,513,011	25,972,787	17,777,859	14,354,461	14,720,532
Restructuring charges(2)	155,134	408,945	146,831	185,631	78,381
Gross profit	1,280,430	1,176,403	928,998	747,884	931,804
Selling, general and administrative expenses	979,060	807,029	547,538	463,946	525,607
Intangible amortization(3)	135,872	112,317	37,089	37,160	33,541
Goodwill impairment charge(4)	5,949,977	—	—	—	—
Restructuring charges(2)	24,651	38,743	5,026	30,110	16,978
Other charges (income), net(5)	83,439	61,078	(77,594)	(17,200)	(13,491)
Interest and other expense, net	188,369	91,569	91,986	92,951	89,996
Gain on divestiture of operations	—	—	—	(23,819)	—
Loss on early extinguishment of debt	—	—	—	—	16,328
Income (loss) from continuing operations before income taxes	(6,080,938)	65,667	324,953	164,736	262,845
Provision for (benefit from) income taxes(6)	5,209	705,037	4,053	54,218	(68,652)
Income (loss) from continuing operations	(6,086,147)	(639,370)	320,900	110,518	331,497
Income from discontinued operations, net of tax	—	—	187,738	30,644	8,374
Net income (loss)	$ (6,086,147)	$ (639,370)	$ 508,638	$ 141,162	$ 339,871
Diluted earnings (loss) per share:					
Continuing operations	$ (7.41)	$ (0.89)	$ 0.54	$ 0.18	$ 0.57
Discontinued operations	$ —	$ —	$ 0.31	$ 0.05	$ 0.01
Total	$ (7.41)	$ (0.89)	$ 0.85	$ 0.24	$ 0.58

	As of March 31,				
	2009	2008(1)	2007	2006	2005
	(In thousands)				
CONSOLIDATED BALANCE SHEET DATA(7):					
Working capital	$ 1,520,280	$ 2,911,922	$ 1,102,979	$ 938,632	$ 906,971
Total assets	11,317,480	19,524,915	12,341,374	10,958,407	11,009,766
Total long-term debt and capital lease obligations, excluding current portion	2,755,282	3,388,337	1,493,805	1,489,366	1,709,570
Shareholders' equity	1,834,151	8,164,444	6,176,659	5,354,647	5,224,048

(1) On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The results of Solectron's operations were included in the Company's consolidated financial results beginning on the acquisition date.

(2) Restructuring charges incurred during the 2009 fiscal year were primarily intended to rationalize the Company's global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions and decline in demand from our OEM customers. Restructuring charges incurred during the 2008 fiscal year were primarily in connection with the acquisition and integration of Solectron. Restructuring charges incurred during the 2007 fiscal year and prior were primarily in connection with the consolidation and closure of multiple manufacturing facilities.

(3) The Company recognized a charge of $30.0 million during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

(4) The Company recognized a charge to impair goodwill as a result of a significant decline in its share value driven by deteriorating macroeconomic conditions that contributed to a decrease in market multiples and estimated discounted cash flows.

(5) The Company recognized charges of $111.5 million, $61.1 million and $8.2 million in fiscal years 2009, 2008 and 2005, respectively, for the loss on disposition, other-than-temporary impairment and other related charges on its investments in, and notes receivable from, certain non-publicly traded companies. The Company recognized a net gain of $28.1 million for the partial extinguishment of its 1% Convertible Subordinated Notes due August 1, 2010. The Company recognized $79.8 million, $20.6 million and $29.3 million of net foreign exchange gains primarily related to the liquidation of certain international entities in fiscal years 2007, 2006 and 2005, respectively. The Company also recognized $7.7 million and $7.6 million in executive separation costs in fiscal years 2006 and 2005, respectively. In fiscal year 2006, The Company recognized a net gain of $4.3 million related to its investments in certain non-publicly traded companies.

(6) The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as we determined the recoverability of certain deferred tax assets was no longer more likely than not.

(7) Includes continuing and discontinued operations for the fiscal years ended March 31, 2006 and prior.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 1A, "Risk Factors." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, our future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

We are a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. We provide a full range of vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our customers. Customers leverage our services to meet their product requirements throughout the entire product life cycle. Our vertically-integrated service offerings include: design services; rigid printed circuit board and flexible circuit fabrication; systems assembly and manufacturing; logistics; after-sales services; and multiple component product offerings.

On October 1, 2007, we completed the acquisition of 100% of the outstanding common stock of Solectron in a cash and stock transaction valued at approximately $3.6 billion, including estimated transaction costs. We issued approximately 221.8 million shares of our ordinary stock and paid approximately $1.1 billion in cash in connection with the acquisition. The acquisition of Solectron broadened our service offerings, strengthened our capabilities in the high end computing, communication and networking infrastructure market segments, increased the scale of our existing operations and diversified our customer and product mix.

We are one of the world's largest EMS providers, with revenues from continuing operations of $30.9 billion in fiscal year 2009. As of March 31, 2009, our total manufacturing capacity was approximately 27.2 million square feet. We help customers design, build, ship, and service electronics products through a network of facilities in 30 countries across four continents. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the growing outsourcing needs of both multinational and regional OEMs. In fiscal year 2009, our net sales from continuing operations in Asia, the Americas and Europe represented approximately 49%, 33% and 18%, respectively, of our total net sales from continuing operations, based on the location of the manufacturing site.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational OEMs. Through these services and facilities, we simplify the global product development and manufacturing process and provide meaningful time to market and cost savings for our OEM customers.

Our operating results are affected by a number of factors, including the following:

- significant changes in the macroeconomic environment and related changes in consumer demand;
- exposure to financially troubled customers;
- our customers may not be successful in marketing their products, their products may not gain widespread commercial acceptance, and our customers' products have short product life cycles;
- our customers may cancel or delay orders or change production quantities;
- our customers may decide to choose internal manufacturing instead of outsourcing for their product requirements;
- integration of acquired businesses and facilities;
- our operating results vary significantly from period to period due to the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- our increased design services and components offerings may reduce our profitability as we are required to make substantial investments in the resources necessary to design and develop these products without guarantee of cost recovery and margin generation;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers; and
- managing changes in our operations.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design and manufacturing requirements. We have seen an increase in the penetration of the global OEM manufacturing requirements since the 2001 – 2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. In recent months, due to the dramatically deteriorating macroeconomic conditions, demand for our customers' products has slowed in all of the industries we serve. This global economic crisis, and related decline in demand for our customers' products, is putting pressure on certain of our OEM customers' cost structures and causing them to reduce their manufacturing and supply chain outsourcing requirements. As a result, while our sales for fiscal year 2009 increased $3.4 billion or 12.3%, sales for the last six months of fiscal 2009 decreased $3.1 billion, or 18.5%, to $13.7 billion, compared with the $16.8 billion of sales for the last six months of fiscal 2008. This decline in customer demand has negatively affected our capacity utilization levels and has resulted in our recognition of approximately $150.6 million in restructuring charges during the fourth quarter of fiscal year 2009 to rationalize the Company's global manufacturing capacity and infrastructure with the intent to improve our operational efficiencies by reducing excess workforce and capacity, and further shift manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs.

Further, as a result of the current macroeconomic environment and associated credit market conditions, both liquidity concerns and access to capital have negatively impacted many of our customers. We have increased our efforts to proactively manage our credit exposure with our customers and are continually re-assessing the financial condition of many of our customers and suppliers to anticipate exposures and minimize our risks. During the 2009 fiscal year the Company incurred charges of $262.7 million for certain customers, most notably Nortel, that filed for bankruptcy or restructuring protection or were experiencing significant financial and liquidity difficulties. These charges related to the write-down of inventory and associated contractual obligations, and provisions for doubtful accounts. The estimates underlying the Company's recorded provisions as well as consideration of other potential contingencies associated with the Nortel restructuring proceedings, and other customers experiencing significant financial and liquidity issues require a considerable amount of judgment and accordingly, the provisions are subject to change.

As a result of the significant decline in the Company's share value, which was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the our estimated discounted cash flows, the Company recorded an impairment charge $5.9 billion in the third quarter of fiscal 2009 to write-off the entire carrying value of its goodwill as of the date of the charge. This non-cash charge did not affect our financial covenants or cash flows from operations.

We are focused on managing the controllable aspects of business during this economic downturn. We have, and will continue to seek ways to control and reduce costs as required to minimize the impact on our profit level, and continue to attract new customer business. It is management's goal for the Company to emerge from this economic downturn healthier, leaner, and even more competitive.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2, "Summary of Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Carrying Value of Goodwill and Other Long-Lived Assets

We evaluate goodwill for impairment on an annual basis. We also evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. We have one reporting unit: Electric Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. During the third fiscal quarter ended December 31, 2008, we concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. This decline in market capitalization was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows. We recognized a non-cash impairment charge of $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of the Company's goodwill as of the date of the assessment. As of March 31, 2009, the Company had $36.8 million of goodwill recorded on its Consolidated Balance Sheet, arising from transactions that occurred subsequent to December 31, 2008. For further discussion of the goodwill impairment charge, see Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" in Item 8, "Financial Statements and Supplementary Data."

We review property and equipment and acquired amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For example, during the third and fourth quarters of fiscal year 2009, we reviewed the carrying value of long-lived assets, including intangible assets, for impairment due to the deterioration in the global macroeconomic environment. An impairment loss is recognized when the carrying amount of these long-lived assets exceeds their fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value.

In fiscal year 2008, we recognized an impairment charge of approximately $30.0 million due to the write-off of certain intangible asset licenses due to technological obsolescence. This charge is included in intangible amortization in the Consolidated Statement of Operations for the fiscal year ended March 31, 2008

Customer Credit Risk

We have an established customer credit policy, through which we manage customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. We perform ongoing credit evaluations of our customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. We evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent we identify exposures as a result of credit or customer evaluations, we also review other customer related exposures, including but not limited to inventory and related contractual obligations. During fiscal year 2009, the Company incurred $262.7 million of charges for Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise were experiencing significant financial and liquidity difficulties. These charges related to the write-down of inventory and associated contractual obligations, and provisions for doubtful accounts. In developing the provision for the receivables, we considered various mitigating factors including existing provisions, off-setting obligations and amounts subject to administrative priority claims. As it is early in the restructuring proceedings for Nortel, the estimates underlying the Company's recorded provisions as well as consideration of other potential contingencies associated with the Nortel restructuring proceedings require a considerable amount of judgment and accordingly, the provisions are subject to change.

Restructuring Charges

We recognize restructuring charges related to our plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other restructuring-related costs.

The recognition of these restructuring charges require that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Long-term Investments and Notes Receivable

We have certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in our Consolidated Balance Sheets. Non-majority-owned investments are accounted for using the equity method when we have an ownership percentage equal to or greater than 20%, or have the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. During fiscal year 2009, we recorded charges of $37.5 million for other-than-temporary impairment of our investments in certain non-publicly traded companies, and also recognized a $74.1 million charge for the other-than-temporary impairment of notes receivable. During fiscal year 2008, we recorded charges of $61.1 million for other-than-temporary impairment of our investments in certain non-publicly traded companies. Impairment charges for fiscal year 2007 were not material.

Revenue Recognition

We recognize manufacturing revenue when we ship goods or the goods are received by our customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then we recognize the related revenues at the time when such requirements are completed and the obligations are fulfilled. We make provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to our consolidated financial statements for the 2009, 2008 and 2007 fiscal years.

During fiscal year 2009, the Company incurred charges for Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise were experiencing significant financial and liquidity difficulties. Based on all information available through December 31, 2008, including discussions with Nortel and its financial advisors, we believed that payment of receivables from Nortel was reasonably assured at the time of shipment, and accordingly, the Company recorded revenues on sales to Nortel at the time of shipment during the period. During the period from January 1, 2009 through approximately January 13, 2009 (based on the dates Nortel filed for restructuring protection in various jurisdictions) the Company only recognized revenues for amounts estimated as collectible on sales to Nortel at the time of shipment. The resulting reduction in revenues during this period was not material to the Company's revenues or results of operations. For all other customers experiencing significant financial and liquidity difficulties and for which the Company recognized associated charges during fiscal year 2009, the Company recognizes revenues from these customers only when it collects cash for the services, assuming all other criteria for revenue recognition have been met. The amount of revenue deferred and not recognized due to collectability concerns was not material at March 31, 2009 and 2008.

We provide a comprehensive suite of services for our customers that range from contract design services to original product design to repair services. We recognize service revenue when the services have been performed, and the related costs are expensed as incurred. Our net sales for services from continuing operations were less than 10% of our total sales from continuing operations during the 2009, 2008 and 2007 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Accounting for Business and Asset Acquisitions

We have completed numerous business and asset acquisitions, which were accounted for using the purchase method of accounting in accordance with SFAS No. 141, "*Business Combinations*" ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Consolidated Financial Statements from the acquisition dates forward. SFAS 141 required us to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates were used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired was recognized as goodwill. Additionally, recognize liabilities for anticipated restructuring costs that were necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities are subject to further management review and could change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material impact on our consolidated operating results or financial condition. Effective April 1, 2009, we adopted SFAS 141(R), *"Business Combinations"* ("SFAS 141(R)"). As such, future adjustments to the estimates used in determining the fair values of our acquired assets and assumed liabilities could impact our consolidated operating results or financial condition. Also included in the provisions of SFAS 141(R) is an amendment to SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109") to require adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes.

Stock-Based Compensation

We account for stock-based compensation in accordance with the provisions of SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires judgment, including estimating stock price volatility and expected option life. If actual forfeitures differ significantly from our estimates, adjustments to compensation cost may be required in future periods.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities which will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We recognized non-cash tax expense of $661.3 million during the 2008 fiscal year. This expense principally resulted from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. We believed that the likelihood certain deferred tax assets will be realized decreased as we expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to Note 8 "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional provisions for inventories due to our customers' inability to fulfill their contractual obligations with regard to inventory procured to fulfill customer demand.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." The data below, and discussion that follows, represents our results from continuing operations.

	Fiscal Year Ended March 31,		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	95.4	94.2	94.3
Restructuring charges	0.5	1.5	0.8
Gross profit	4.1	4.3	4.9
Selling, general and administrative expenses	3.2	2.9	2.9
Intangible amortization	0.4	0.4	0.2
Goodwill impairment charge	19.2	—	—
Restructuring charges	0.1	0.1	—
Other charges (income), net	0.3	0.2	(0.4)
Interest and other expense, net	0.6	0.4	0.5
Income (loss) from continuing operations before income taxes	(19.7)	0.3	1.7
Provision for income taxes	—	2.6	—
Income (loss) from continuing operations	(19.7)	(2.3)	1.7
Discontinued operations:			
Income from discontinued operations, net of tax	—	—	1.0
Net income (loss)	(19.7)%	(2.3)%	2.7%

Net sales

Net sales during fiscal year 2009 totaled $30.9 billion, representing an increase of $3.4 billion, or 12.3%, from $27.6 billion during fiscal year 2008, primarily due to the acquisition of Solectron and other companies that were not individually significant, and to new program wins from various existing customers across multiple markets. These factors were offset in part by reduced customer demand during the second half of fiscal year 2009 due to the weakening macroeconomic environment. As a result, while our sales for fiscal year 2009 increased, sales for the last six months of fiscal 2009 decreased $3.1 billion or 18.5%, to $13.7 billion, compared with sales of $16.8 billion for the last six months of fiscal 2008. Sales during fiscal year 2009 increased $1.5 billion in the computing market, $1.2 billion in the infrastructure market and $1.1 billion in the industrial, medical, automotive and other markets. Sales decreased $350.2 million in the mobile communications market and $17.9 million in the consumer digital market. Net sales during fiscal year 2009 increased by $2.6 billion in the Americas and $1.1 billion in Europe, and decreased $297.0 million in Asia.

Net sales during fiscal year 2008 totaled $27.6 billion, representing an increase of $8.7 billion, or 46%, from $18.9 billion during fiscal year 2007, primarily due to the acquisition of Solectron and to new program wins from various existing customers across multiple markets. Sales increased across all of the markets we serve, including; (i) $4.3 billion in the infrastructure market, (ii) $2.1 billion in the computing market, (iii) $1.5 billion in the industrial, medical, automotive and other markets, (iv) $472.3 million in the consumer digital market, and

(v) $328.2 million in the mobile communications market. Net sales during fiscal year 2008 increased by $3.9 billion in Asia, $3.6 billion in the Americas, and $1.2 billion in Europe.

Our ten largest customers during fiscal years 2009, 2008 and 2007 accounted for approximately 50%, 55% and 64% of net sales, respectively, with one customer, Sony-Ericsson, accounting for greater than 10% of our net sales during all three years.

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. In the cases of new programs, profitability lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin often improves over time as manufacturing program volumes increase, as our utilization rates and overhead absorption improves, and as we increase the level of vertically-integrated manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2009 increased $104.0 million to $1.3 billion from $1.2 billion during fiscal year 2008. Gross margin decreased to 4.1% of net sales in fiscal 2009 as compared with 4.3% in fiscal 2008. The 20 basis point decrease in gross margin was primarily attributable to a 60 basis point increase in cost of sales during fiscal year 2009 for inventory write-downs and associated contractual obligations related to certain financially distressed customers, and an approximate 60 basis point decrease in margin primarily attributable to lower capacity utilization as a result of current macroeconomic conditions and related decline in customer demand. The factors contributing to the decrease in gross margin were offset in part by $253.8 million, or 100 basis points, of lower restructuring charges attributable to cost of sales recognized during fiscal 2009 as compared to fiscal year 2008.

Gross profit during fiscal year 2008 increased $247.4 million to $1.2 billion from $929.0 million during fiscal year 2007. Gross margin decreased to 4.3% of net sales in fiscal 2008 as compared with 4.9% in fiscal 2007. The 60 basis point decrease in gross margin was primarily attributable to a 70 basis point increase in restructuring charges attributable to cost of sales recognized during fiscal 2008. The restructuring charges were principally incurred in connection with the Solectron acquisition and were related to restructuring activities for operations that were associated with the Company prior to the acquisition of Solectron. The decrease in gross margin was partially offset by an approximate 10 basis point increase in margin during fiscal 2008 related to favorable changes in customer and product mix, and increased operational efficiencies.

Restructuring charges

We recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily related to rationalizing the Company's global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions. This global economic crisis and related decline in demand for our customers' products across all of the industries the Company serves, has caused our OEM customers to reduce their manufacturing and supply chain outsourcing and has negatively impacted the Company's capacity utilization levels. Our restructuring activities are intended to improve the Company's operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities will result in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. We classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009. The charges recognized by reportable geographic region amounted to $96.9 million, $56.7 million and $26.2 million for Asia, the Americas and Europe, respectively. Approximately $55.8 million of these restructuring charges were non-cash. As of March 31, 2009, accrued severance and facility closure costs related to restructuring charges incurred during fiscal year 2009 were approximately $79.0 million, of which approximately $4.8 million was classified as a long-term obligation.

The Company does not anticipate a significant change to its previously announced restructuring plan and anticipates an additional charge between $70 million and $100 million in fiscal year 2010.

During fiscal year 2008, we recognized restructuring charges of approximately $447.7 million primarily related to the Company's acquisition of Solectron. These charges were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design, and administrative operations, eliminating redundant assets and reducing excess workforce and capacity, and encompassed over 25 different manufacturing and design locations. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and generally within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. We classified approximately $408.9 million of these charges as a component of cost of sales. The fiscal year 2008 restructuring charge of approximately $447.7 million is net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursement was included as a component of cost of sales during fiscal year 2008,was included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008 and collected during fiscal year 2009. The charges recognized by reportable geographic region, before the Nortel reimbursement, amounted to $178.9 million, $175.2 million and $146.5 million for Asia, Europe and the Americas, respectively. Approximately $202.5 million of these restructuring charges were non-cash. As of March 31, 2009, accrued facility closure costs related to restructuring charges incurred during fiscal year 2008 were approximately $60.2 million, of which approximately $19.3 million was classified as a long-term obligation.

During fiscal year 2007, we recognized restructuring charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by us in order to reduce our investment in property, plant and equipment. Approximately $146.8 million of the charges were classified as a component of cost of sales. The charges recognized by reportable geographic region amounted to $59.0 million, $49.6 million and $43.3 million for the Americas, Asia and Europe, respectively. As of March 31, 2009, accrued facility closure costs related to restructuring charges incurred during fiscal year 2007 were approximately $13.2 million, of which approximately $7.5 million was classified as a long-term obligation.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, totaled $979.1 million, or 3.2% of net sales, during fiscal year 2009, compared to $807.0 million, or 2.9% of net sales, during fiscal year 2008. The increase in SG&A as a percentage of net sales during fiscal year 2009 was primarily the result of the recognition of provisions for accounts receivable from financially distressed customers of $73.3 million incurred during fiscal 2009. The increase in absolute dollars of SG&A was primarily the result of our acquisition of Solectron as well as other business and asset acquisitions over the past 12 months, continued investments in resources and investments in certain technologies to enhance our overall design and engineering competencies, and provisions for accounts receivable from distressed customers.

SG&A totaled $807.0 million, or 2.9% of net sales, during fiscal year 2008, compared to $547.5 million, or 2.9% of net sales, during fiscal year 2007. The increase in absolute dollars of SG&A during fiscal year 2008 was primarily the result of our acquisition of Solectron as well as other business and asset acquisitions over the past year, continued investments in resources necessary to support our revenue growth, investments in certain technologies to enhance our overall design and engineering competencies and an increase in stock-based compensation expense.

Goodwill impairment

During our third fiscal quarter ended December 31, 2008, we concluded that an interim goodwill impairment assessment was required due to the significant decline in the Company's market capitalization, which was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows. As a result of our analysis, we recorded a non-cash impairment charge to goodwill in the amount of $5.9 billion during the quarter ended December 31, 2008 to eliminate the entire carrying value of our goodwill as of the date of the assessment. The non-cash goodwill impairment charge did not impact our debt covenant compliance. For further discussion of goodwill impairment charges recorded, see Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Intangible amortization

Amortization of intangible assets in fiscal year 2009 increased by $23.6 million to $135.9 million from $112.3 million in fiscal year 2008. The increase in expense was primarily attributable to the increase in intangibles arising from the Company's acquisition of Solectron on October 1, 2007, including $9.3 million of increased expense for cumulative adjustments related to purchase accounting adjustments recognized during fiscal 2009. The increase in expense was also due to a lesser extent to intangibles arising from other acquisitions completed in fiscal years 2009 and 2008 that were individually not significant and for which a full year's amortization would not have been recognized in fiscal year 2008. This increase in expense was offset, in part, by $30.0 million in expense recognized during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

Amortization of intangible assets in fiscal year 2008 increased by $75.2 million to $112.3 million from $37.1 million in fiscal year 2007. The increase in expense was principally attributable to the increase in intangibles arising from the Company's acquisition of Solectron in fiscal year 2008, the acquisitions of IDW and Nortel's system house operations in Calgary, Canada in fiscal year 2007, and other smaller businesses that were not individually significant to our consolidated results, and the amortization of other acquired licenses. Additionally, amortization expense during fiscal year 2008 includes approximately $30.0 million for the write-off of certain intangible asset licenses due to technological obsolescence.

Other charges (income), net

During fiscal year 2009, we recognized approximately $74.1 million in charges to write-down certain notes receivable from Relacom Holding AB ("Relacom") to the expected recoverable amount, and approximately $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. These charges were offset to some extent by a gain of $28.1 million resulting from the partial extinguishment of $260.0 million in principal amount of the Company's 1% Convertible Subordinated Notes, net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs.

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to the other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was attributable to the sale of its investment in Relacom, which was liquidated in January 2008 for approximately $57.4 million of cash proceeds. Relacom's expansion geographically into Eastern Europe and Latin America led Relacom to recognize significant restructuring charges and other costs and resulted in continued losses and diminished cash flows, which reduced the fair value of the investment. Although we believed this degradation in the fair value of our investment in Relacom was temporary, we decided to sell our interest in this non core investment to the majority holder in December 2007 rather than participate in a new equity round of financing by Relacom to support its need for additional capital. As a result, we recognized an impairment loss of approximately $48.5 million in the quarter ended December 31, 2007 based on the price at which it was sold on January 7, 2008.

During fiscal year 2007, we recognized a foreign exchange gain of approximately $79.8 million from the liquidation of a certain international entity.

Interest and other expense, net

Interest and other expense, net was $188.4 million during fiscal year 2009 compared to $91.6 million during fiscal year 2008, an increase of $96.8 million. The increase in expense was primarily the result of $50.5 million in additional interest expense on the $1.7 billion in borrowings under the Company's term loan facility used to finance the acquisition of Solectron, as well as the refinancing of certain Solectron outstanding debt obligations, and a

$39.4 million unfavorable movement in net foreign exchange as a result of the U.S. dollar appreciating against our primary foreign currencies.

Interest and other expense, net was $91.6 million during fiscal year 2008 compared to $92.0 million during fiscal year 2007, a decrease of $0.4 million. We experienced an increase in interest expense during fiscal year 2008 of $44.8 million, which was primarily attributable to the $1.7 billion in borrowings under the Company's term loan facility used to finance its acquisition of Solectron as well as the refinancing of certain of Solectron's outstanding debt obligations. The increase in interest expense was partially offset by interest and other income earned on the $250.0 million face value promissory note and certain other agreements received in connection with the divestiture of the Software Development and Solutions business during the second quarter of fiscal year 2007, and interest income earned on higher cash balances. We also recognized a $9.7 million gain on the divestiture of an international entity during fiscal year 2008, which also offset the increase in interest expense.

Income taxes

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rate for a particular period varies depending on the amount of earnings from different jurisdictions, operating loss carryforwards, income tax credits, changes in previously established valuation allowances for deferred tax assets based upon our current analysis of the realizability of these deferred tax assets, as well as certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, Poland and Singapore. In evaluating the realizability of deferred tax assets, we consider our recent history of operating income and losses by jurisdiction, exclusive of items that we believe are non-recurring in nature such as restructuring charges. We also consider the future projected operating income in the relevant jurisdiction and the effect of any tax planning strategies. Based on this analysis, we believe that the current valuation allowance is adequate.

The Company has tax loss carryforwards for which the Company has recognized deferred tax assets. Our policy is to provide a reserve against those deferred tax assets that in our estimate are not more likely than not to be realized. During the twelve-month period ended March 31, 2009, the provision for income taxes includes a benefit of approximately $50.2 million for the reversal of valuation allowances. The Company received no tax benefit from the impairment of goodwill or distressed customer charges.

In connection with our acquisition of Solectron, we re-evaluated previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carryforwards. We believe that the likelihood certain deferred tax assets will be realized has decreased because we expect future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. Accordingly, we determined that the recoverability of our deferred tax assets is no longer more likely than not, and thus we recognized tax expense of approximately $661.3 million during fiscal year 2008. There is no incremental cash expenditure relating to this increase in tax expense.

The provision for income taxes in fiscal year 2007 includes an approximate $23.0 million benefit related to the restructuring and other charges we recognized during the 2007 fiscal year.

In June 2006, the FASB issued Interpretation FIN 48 as an interpretation of SFAS 109. We adopted FIN 48 in the first quarter of fiscal year 2008 and did not recognize any adjustments to the liability for unrecognized tax benefits as a result of the implementation of FIN 48. We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

See Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING AND DISCONTINUED OPERATIONS

As of March 31, 2009, the Company had cash and cash equivalents of $1.8 billion and bank and other borrowings of $3.0 billion. The Company also had a $2.0 billion revolving credit facility, under which there were no borrowings outstanding as of March 31, 2009. The $2.0 billion credit facility and other various credit facilities are subject to compliance with certain financial covenants. As of March 31, 2009, we were in compliance with the covenants under the Company's indentures and credit facilities.

Fiscal Year 2009

Cash provided by operating activities was $1.3 billion during fiscal year 2009. This resulted primarily from a $6.1 billion net loss for the period before adjustments to include approximately $6.7 billion of non-cash items, primarily consisting of a $5.9 billion goodwill impairment charge, as well as other non-cash items such as depreciation, amortization, restructuring and distressed customer charges, investment and notes receivable impairment charges, stock-based compensation expense, accretion of interest on notes receivable, and the gain recognized on the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 2010. The Company's working capital accounts decreased $800.1 million on a net basis as a result of overall lower business volume, which also contributed to cash provided by operating activities. Net working capital overall decreased to approximately $1.5 billion as of March 31, 2009 from $2.9 billion as of March 31, 2008. The primary difference between the $1.4 billion overall decrease in working capital and the $800.1 million contribution to cash provided from operations was primarily from $212.3 million in purchase accounting adjustments and acquired working capital balances attributable to acquisitions, and the reclassification of $195.0 million principal amount of the Company's Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 to a current obligation.

Cash used in investing activities during fiscal year 2009 was $644.9 million. This resulted primarily from $462.1 million in net capital expenditures for equipment, $200.0 million for the acquisitions of businesses, and $14.8 million for contingent purchase price payments related to past acquisitions.

Cash used in financing activities was $646.8 million during fiscal year 2009. This resulted primarily from $260.1 million in payments for the repurchase of 29.8 million of the Company's ordinary shares, $226.2 million used to repurchase an aggregate principal amount of $260.0 million of the 1% Convertible Subordinated Notes due August 1, 2010 and $161.0 million used to repay borrowings outstanding under the $2.0 billion credit facility.

Fiscal Year 2008

Cash provided by operating activities was $1.0 billion during fiscal year 2008. This resulted primarily from a $639.4 million net loss for the period before adjustments to include approximately $1.4 billion of non-cash items, primarily consisting of a $661.3 million deferred tax expense for the Company's re-evaluation of previously recorded deferred tax assets in the United States in connection with its acquisition of Solectron, as well as other non-cash items such as depreciation, amortization, restructuring charges, investment impairment charges, stock-based compensation expense, and accretion of interest on notes receivable. The Company's working capital accounts decreased $275.4 million, which also contributed to cash provided by operating activities. This decrease in working capital was driven primarily by a decrease in inventory and an increase in accounts payable from working capital management, offset to some extent by an increase in accounts receivable due to increased overall business activity. Net working capital overall increased to approximately $2.9 billion as of March 31, 2008 from $1.1 billion as of March 31, 2007. The primary difference between the $1.8 billion overall increase in working capital and the $275.4 million contribution to cash provided from operations was primarily from purchase accounting adjustments and acquired working capital balances related to the Company's acquisition of Solectron.

Cash used in investing activities during fiscal year 2008 was $935.4 million. This resulted primarily from $612.0 million in cash paid for acquisitions net of cash acquired, which was mostly comprised of $423.5 for the Company's acquisition of Solectron, and $327.5 million in net capital expenditures for equipment and the expansion of various low-cost, high-volume manufacturing facilities and industrial parks as well as of our printed circuit board operations and components business.

Cash provided by financing activities was $962.1 million during fiscal year 2008. This resulted primarily from the $1.7 billion borrowed by the Company under the term loan facility entered into in connection with its acquisition of Solectron and proceeds from $161.0 million borrowed under the Company's revolving credit facility, offset by approximately $942.4 million used to repurchase or redeem debt assumed in connection with the Company's acquisitions, which was mostly attributable to Solectron.

Fiscal Year 2007

Cash provided by operating activities was $276.4 million during fiscal year 2007. This resulted primarily from $508.6 million net income for the period before adjustments to include approximately $149.6 million of non-cash items, such as depreciation, amortization, gains on divestitures and liquidations of businesses, restructuring charges, stock-based compensation expense, and accretion of interest on notes receivable. The Company's working capital accounts increased $425.0 million, which reduced cash provided by operating activities. This increase in working capital was driven primarily by increases in inventory and accounts receivable, offset to some extent by an increase in accounts payable due to increased overall business activity and anticipation of future growth.

Cash used in investing activities during fiscal year 2007 was $391.5 million. This resulted primarily from $569.4 million in net capital expenditures for equipment and the expansion of various low-cost, high-volume manufacturing facilities and industrial parks as well as of our printed circuit board operations and components business, $356.4 million in cash paid for acquisitions net of cash acquired, including $215.0 for the Nortel transaction, offset in part by proceeds of $579.9 million from the divestiture of our Software Development and solutions business, net of cash held by the business of $108.6 million.

Cash used in financing activities was $101.0 million during fiscal year 2007. This resulted primarily from $121.9 million in net cash used to repay short-term and other borrowings outstanding as of the 2006 fiscal year end.

We continue to assess our capital structure, and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares. During July 2008, our Board of Directors authorized the repurchase of up to ten percent of the Company's outstanding ordinary shares, and we repurchased approximately 29.8 million shares under this plan through September 2008. The impairment of the Company's goodwill limits our ability to repurchase additional shares under the current provisions of our debt facilities. In December 2008, we repurchased $260.0 million principal amount of the Company's 1% Convertible Subordinated Notes, which become due in August 2010. The Company has approximately $3.0 billion in total debt outstanding as of March 31, 2009 and the Company's $195.0 million principal amount of its Zero Coupon Convertible Junior Subordinated Notes become due in July 2009. We currently expect to fund the retirement of these notes with existing cash balances and anticipated cash flows from operations. The Company has no significant additional borrowings outstanding that are due within the next twelve months.

Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. As evidenced by the recent turmoil in the financial markets, credit has tightened. We are reviewing our debt and capital structure to minimize any impact on the Company, and will attempt to mitigate any reductions in cash flow as a result of an economic slowdown by reducing capital expenditures, acquisitions, and other discretionary spending. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict the ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders. Liquidity needs are also dependent upon the extent of cash charges associated with restructuring and integration activities, including historical obligations assumed by the Company in connection with its acquisition of Solectron. During fiscal year 2010, we expect to pay between $150.0 million and $200.0 million in cash for these activities.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We also continuously sell a designated pool of trade receivables under asset backed securitization programs, including a $300.0 million facility entered into by the Company on September 25, 2008, and sell certain trade receivables, which are in addition to the trade receivables sold in connection with these securitization agreements, to certain third-party banking institutions with limited recourse. As of March 31, 2009 and 2008, we had sold receivables totaling $643.6 million and $752.7 million, respectively, net of our participation through asset-backed security and other financing arrangements, which are not included in our Consolidated Balance Sheet. Our asset backed securitization programs include certain limits on customer default rates. Given the current macroeconomic environment, it is possible that we will experience default rates in excess of those limits, which, if not waived by the counterparty, could impair our ability to sell receivables under these arrangements in the future.

We anticipate that we will enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit the Company's flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit the company's ability to access additional capital or execute its business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow by resulting in more restrictive borrowing terms.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has a $2.0 billion revolving credit facility that expires in May 2012. As of March 31, 2009, there were no borrowings outstanding under the credit facility. The credit facility requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined. As of March 31, 2009, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $275.8 million in the aggregate under which there were approximately $1.9 million of borrowings outstanding as of March 31, 2009.

The Company has approximately $1.7 billion of borrowings outstanding under a term loan facility as of March 31, 2009. Of this amount, approximately $500.0 million matures in October 2012, and the remainder matures in October 2014. Loans under the facility amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The facility requires the Company maintain a maximum ratio of total indebtedness to EBITDA, and as of March 31, 2009, the Company was in compliance with the financial covenants under the facility.

The Company has approximately $801.7 million outstanding under senior subordinated notes as of March 31, 2009. Of this amount, $399.6 million bears interest at 6.5% and is due in May 2013, and $402.1 million bears interest at 6.25% and is due in November 2014.

The Company also has approximately $435.0 million outstanding under convertible subordinated notes as of March 31, 2009. Of this amount, $195.0 million is zero coupon and due in July 2009, and $240.0 million bears interest at 1% and is due in August 2010.

Refer to the discussion in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details of the Company's debt obligations.

We have purchase obligations that arise in the normal course of business, primarily consisting of binding purchase orders for inventory related items and capital expenditures. Additionally, we have leased certain of our equipment under capital lease commitments, and certain of our facilities and equipment under operating lease commitments.

Future payments due under our purchase obligations, debt and related interest obligations and operating lease contracts are as follows:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In thousands)		
Contractual Obligations:					
Purchase obligations . .	$1,704,151	$1,704,151	$ —	$ —	$ —
Long-term debt obligations	1,410,041	213,946	281,354	901,012	13,729
Interest on long-term debt obligations . . .	547,768	133,440	229,541	146,733	38,054
Operating leases, net of subleases	581,934	125,986	179,262	105,910	170,776
Total contractual obligations	$4,243,894	$2,177,523	$690,157	$1,153,655	$222,559

Borrowings under our term loan agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. Estimated interest for the term loan facility is based on the applicable fixed rate plus a margin of 2.25% for the approximately $1.1 billion on which the floating interest payment has been swapped for fixed interest payments, and is based on LIBOR plus a margin of 2.25% for the remaining amounts outstanding.

We have excluded $221.4 million of FIN 48 liabilities for unrecognized tax benefits from the contractual obligations table because we cannot make a reasonably reliable estimate of the periodic cash settlements with the respective taxing authorities. See Note 8, "Income Taxes" of the Notes to Consolidated Financial Statements for further details.

Our purchase obligations can fluctuate significantly from period-to-period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

We continuously sell a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to an investment conduit administered by an unaffiliated financial institution. In addition to this financial institution, the Company participates in the securitization agreement as an investor in the conduit. The fair value of the Company's investment participation, together with its recourse obligation that approximates 5% of the total receivables sold, was approximately $123.8 million and $89.4 million as of March 31, 2009 and 2008, respectively. The increase in the Company's investment participation was attributable to an increase in receivables sold to the qualified special purpose entity during the twelve-month period ended March 31, 2009. Refer to Note 6, "Trade Receivables Securitization" of the Notes to Consolidated Financial Statements for further discussion.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2009, 2008, and 2007. Accordingly, we do not expect the adoption of the provisions of SFAS 160 to have a material impact on the Company's reported consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2009 did not materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis and is required to be applied by the Company in the first quarter of fiscal year 2010. We do not expect the application of SFAS 157 to non-financial assets and liabilities will have a material impact on the Company's reported consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and is required to be applied prospectively for all business combinations entered into after the date of adoption, which is April 1, 2009 for the Company. We do not expect the initial adoption of SFAS 141(R) will have a material impact on the Company's reported consolidated results of operations, financial condition and cash flows, however application of this standard to future acquisitions will result in the recognition of certain cash expenditures and non-cash write-offs as period expenses rather than as a component of the purchase price consideration, as was specified by SFAS No. 141. Also included in the provisions of SFAS 141(R) is an amendment to SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109") to require adjustments to valuation allowances for acquired deferred tax assets and uncertain tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"). FSP APB 14-1 requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is required to be adopted by the Company beginning April 1, 2009. Retrospective application is required. Upon adoption of FSP APB 14-1, the Company will reduce the carrying value of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 and its 1% Convertible Subordinated Notes due August 1, 2010 by $27.6 million in the aggregate with a corresponding decrease in equity. Further, the Company expects to incur related non-cash interest expense of approximately $21.4 million for its 2010 fiscal year.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of highly liquid investments with maturities of three months or less from original dates of purchase. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions and limit the amount of credit exposure to the greater of 20% of the total investment portfolio or $10.0 million in any single institution. We protect our invested principal by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and by constantly positioning the portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. Maturities of short-term investments are timed, whenever possible, to correspond with debt payments and capital investments. As of March 31, 2009, the outstanding amount in the investment portfolio was $797.2 million, comprised mainly of money market funds with an average return of 1.40%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had fixed and variable rate debt outstanding of approximately $3.0 billion as of March 31, 2009, of which approximately $1.3 billion related to fixed rate debt obligations. As of March 31, 2009, the Company's fixed rate debt consisted primarily of $809.4 million of Senior Subordinated Notes with a weighted average interest rate of 6.41%, $240.0 million of 1% Coupon Convertible Subordinated Notes, and $195.0 million of Zero Coupon, Zero Yield, Convertible Junior Subordinated Notes.

Variable rate debt obligations were approximately $1.7 billion, which primarily consisted of borrowings under the previously discussed term loan facility. Interest on the term loan facility is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. As discussed further below, the floating interest rate on approximately $1.1 billion of the approximately $1.7 billion outstanding under the term loan facility has been swapped for fixed interest rates over approximately the next one to two years. The Company also has a $2.0 billion credit facility. Interest on this facility is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. Variable rate debt also included demand notes and certain variable lines of credit. These credit lines are located throughout the world and variable interest is generally based on a spread over that country's inter-bank offering rate.

As of March 31, 2009, the Company has eight interest rate swap transactions to effectively convert the floating interest rate on approximately $1.1 billion of the $1.7 billion outstanding under the term loan facility to fixed interest rates ranging between approximately 1.0% and 3.6% for remaining terms ranging from nine to 22 months. The Company receives floating interest payments at rates equal to the three-month LIBOR on $347.0 million of the swaps, and equal to the one-month LIBOR on $800.0 million of the swaps. In January 2010, $200.0 million of the swaps with fixed interest rates ranging between 1.94% to 2.45% will expire. In March and April 2010, an aggregate $200.0 million of the swaps with a fixed interest rate of 1.0% will expire. In October 2010, $500.0 million of the swaps with fixed interest rates of 3.61% will expire. In January 2011, the remaining $247.0 million of the swaps with fixed interest rates of approximately 3.6% will expire.

The Company's variable rate debt instruments create exposures for us related to interest rate risk. Primarily because the floating interest on approximately $1.1 billion of the $1.7 billion in variable rate debt obligations as of March 31, 2009 has effectively been converted to fixed, a hypothetical 10% change in interest rates would not be expected to have a material effect on the Company's financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2009, the approximate fair values of the Company's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 88.0%, 84.5%, 91.70% and 68.96% of the face values of the debt obligations, respectively, based on broker trading prices. Due to the short remaining maturity, the carrying amount of the Zero Coupon Convertible Junior Subordinated Notes approximates fair value.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we borrow in various foreign currencies and enter into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable and accounts payable, and cash flows denominated in non-functional currencies.

We try to maintain a fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The credit risk of our foreign currency forward and swap contracts is minimized since all contracts are with large financial institutions. The gains and losses on forward and swap contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency forward and swap contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2009 amounted to $1.7 billion and the recorded fair value was not material. The majority of these foreign exchange contracts expire in less than three months and all expire within one year. They will settle in Australian dollar, Brazilian real, British pound, Canadian dollar, China renminbi, Czech koruna, Danish krone, Euro, Hong Kong dollar, Hungarian forint, Israel shekel, Indian rupee, Japanese yen, Malaysian ringgit, Mexican peso, Norwegian krone, Polish zloty, Romanian leu, Singapore dollar, Swedish krona, and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2009, including derivative financial instruments and nonfunctional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flextronics International Ltd. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

San Jose, California
May 20, 2009

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2009	2008
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,821,886	$ 1,719,948
Accounts receivable, net of allowance for doubtful accounts of $29,020 and $16,732 as of March 31, 2009 and 2008, respectively	2,316,939	3,550,942
Inventories	2,996,785	4,118,550
Other current assets	799,396	923,497
Total current assets	7,935,006	10,312,937
Property and equipment, net	2,333,781	2,465,656
Goodwill	36,776	5,559,351
Other intangible assets, net	254,715	317,390
Other assets	757,202	869,581
Total assets	$11,317,480	$19,524,915
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 214,358	$ 28,591
Accounts payable	4,049,534	5,311,337
Accrued payroll	336,123	399,718
Other current liabilities	1,814,711	1,661,369
Total current liabilities	6,414,726	7,401,015
Long-term debt and capital lease obligations, net of current portion	2,755,282	3,388,337
Other liabilities	313,321	571,119
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 839,412,939 and 835,202,669 shares issued, and 809,633,217 and 835,202,669 outstanding as of March 31, 2009 and 2008, respectively	8,609,991	8,538,723
Treasury stock, at cost; 29,779,722 shares as of March 31, 2009	(260,074)	—
Accumulated deficit	(6,458,317)	(372,170)
Accumulated other comprehensive loss	(57,449)	(2,109)
Total shareholders' equity	1,834,151	8,164,444
Total liabilities and shareholders' equity	$11,317,480	$19,524,915

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net sales	$30,948,575	$27,558,135	$18,853,688
Cost of sales	29,513,011	25,972,787	17,777,859
Restructuring charges	155,134	408,945	146,831
Gross profit	1,280,430	1,176,403	928,998
Selling, general and administrative expenses	979,060	807,029	547,538
Intangible amortization	135,872	112,317	37,089
Goodwill impairment charge	5,949,977	—	—
Restructuring charges	24,651	38,743	5,026
Other charges (income), net	83,439	61,078	(77,594)
Interest and other expense, net	188,369	91,569	91,986
Income (loss) from continuing operations before income taxes	(6,080,938)	65,667	324,953
Provision for income taxes	5,209	705,037	4,053
Income (loss) from continuing operations	$ (6,086,147)	$ (639,370)	$ 320,900
Income from discontinued operations, net of tax	—	—	187,738
Net income (loss)	$ (6,086,147)	$ (639,370)	$ 508,638
Earnings (loss) per share:			
Income (loss) from continuing operations:			
Basic	$ (7.41)	$ (0.89)	$ 0.55
Diluted	$ (7.41)	$ (0.89)	$ 0.54
Income from discontinued operations:			
Basic	$ —	$ —	$ 0.32
Diluted	$ —	$ —	$ 0.31
Net income (loss):			
Basic	$ (7.41)	$ (0.89)	$ 0.86
Diluted	$ (7.41)	$ (0.89)	$ 0.85
Weighted-average shares used in computing per share amounts:			
Basic	820,955	720,523	588,593
Diluted	820,955	720,523	596,851

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net income (loss)	$(6,086,147)	$ (639,370)	$ 508,638
Other comprehensive income:			
Foreign currency translation adjustment	(32,357)	24,935	(40,081)
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	(22,983)	(12,704)	(1,824)
Comprehensive income (loss)	$(6,141,487)	$ (627,139)	$ 466,733

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Shareholders' Equity
	Shares Outstanding	Amount				
			(In thousands)			
BALANCE AT MARCH 31, 2006	578,142	$5,572,574	$ (241,438)	$ 27,565	$(4,054)	$ 5,354,647
Issuance of ordinary shares for acquisitions	26,212	299,608	—	—	—	299,608
Exercise of stock options	2,844	21,153	—	—	—	21,153
Issuance of vested shares under share bonus awards	347	—	—	—	—	—
Net income	—	—	508,638	—	—	508,638
Stock-based compensation, net of tax	—	34,518	—	—	—	34,518
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	—	(4,054)	—	—	4,054	—
Unrealized gain (loss) on derivative instruments, other income (loss), net of taxes	—	—	—	(1,824)	—	(1,824)
Foreign currency translation	—	—	—	(40,081)	—	(40,081)
BALANCE AT MARCH 31, 2007	607,545	5,923,799	267,200	(14,340)	—	6,176,659
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—	—
Net loss	—	—	(639,370)	—	—	(639,370)
Stock-based compensation, net of tax	—	48,061	—	—	—	48,061
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	—	(12,704)
Foreign currency translation	—	—	—	24,935	—	24,935
BALANCE AT MARCH 31, 2008	835,203	8,538,723	(372,170)	(2,109)	—	8,164,444
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	—	270
Exercise of stock options	2,243	13,848	—	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—	—
Net loss	—	—	(6,086,147)	—	—	(6,086,147)
Stock-based compensation, net of tax	—	57,150	—	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	—	(22,983)
Foreign currency translation	—	—	—	(32,357)	—	(32,357)
BALANCE AT MARCH 31, 2009	809,633	$8,349,917	$(6,458,317)	$(57,449)	$ —	$ 1,834,151

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (6,086,147)	$ (639,370)	$ 508,638
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	693,597	712,840	421,740
Goodwill impairment charge	5,949,977	—	—
Gain on repurchase of 1% Convertible Subordinated Notes	(28,148)	—	—
Provision for doubtful accounts	73,845	1,090	11,037
Foreign currency gain on liquidation	(6,862)	—	(79,844)
Non-cash interest income and other	(49,914)	(35,194)	(27,947)
Stock compensation	56,914	47,641	32,325
Deferred income taxes	(19,899)	633,850	(26,492)
Gain on divestitures of operations	—	(9,733)	(181,228)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	1,025,434	(241,959)	(199,498)
Inventories	1,128,936	205,584	(628,024)
Other current and noncurrent assets	242,525	(82,506)	34,586
Accounts payable	(1,212,108)	335,356	560,082
Other current and noncurrent liabilities	(451,371)	115,234	(148,999)
Net cash provided by operating activities	1,316,779	1,042,833	276,376
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(462,079)	(327,547)	(569,424)
Acquisition of businesses, net of cash acquired	(214,496)	(629,182)	(356,422)
Proceeds from divestitures of operations, net of cash held in divested operations of $0 for fiscal years 2009 and 2008, and $108,624 for fiscal year 2007	5,269	11,138	579,850
Other investments and notes receivable, net	26,450	10,220	(45,499)
Net cash used in investing activities	(644,856)	(935,371)	(391,495)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	11,259,472	7,861,739	7,470,432
Repayments of bank borrowings and long-term debt	(11,433,848)	(6,935,508)	(7,592,550)
Payments for repurchase of long-term debt	(226,199)	—	—
Payments for repurchases of ordinary shares	(260,074)	—	—
Proceeds from exercise of stock options and Employee Stock Purchase Plan	13,848	35,911	21,153
Net cash provided by (used in) financing activities	(646,801)	962,142	(100,965)
Effect of exchange rates on cash	76,816	(64,181)	(12,250)
Net increase (decrease) in cash and cash equivalents	101,938	1,005,423	(228,334)
Cash and cash equivalents, beginning of year	1,719,948	714,525	942,859
Cash and cash equivalents, end of year	$ 1,821,886	$ 1,719,948	$ 714,525

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on June 27, 2008, June 29, 2007 and June 30, 2006, respectively and the second fiscal quarter ended on September 26, 2008, September 28, 2007 and September 30, 2006, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2009 and 2008, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2009, 2008 and 2007, and has been classified, as applicable, within income from discontinued operations or as interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2009, 2008 and 2007, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

The Company realized a foreign exchange gain of $79.8 million during fiscal year 2007 from the liquidation of a certain international entity. This gain was previously recorded within other comprehensive income, and reclassified to other charges (income), net, in the consolidated statement of operations during the period when the international entity was substantially liquidated.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2009, 2008 and 2007 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services from continuing operations were less than 10% of the Company's total sales from continuing operations in the 2009, 2008 and 2007 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations. During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise were experiencing significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. In addition to assessing the estimated Nortel demand that would impact the recoverability of inventory, the Company considered its negotiated agreement requiring Nortel to purchase $120.0 million of existing inventory by July 1, 2009 in determining the charge to cost of sales. This agreement has received preliminary approval by the Ontario Superior Court of Justice and $100.0 million has been collected under the arrangement as of April 1, 2009.

Based on all information available through December 31, 2008, including discussions with Nortel and its financial advisors, the Company believed that payment of receivables from Nortel was reasonably assured at the time of shipment, and accordingly, the Company recorded revenues on sales to Nortel at the time of shipment during the period. During the period from January 1, 2009 through approximately January 13, 2009 (based on the dates Nortel filed for restructuring protection in various jurisdictions) the Company only recognized revenues for amounts estimated as collectible on sales to Nortel at the time of shipment. The resulting reduction in revenues during this period was not material to the Company's revenues or results of operations. As part of the contractual arrangement discussed above, the Company also secured five day payment terms on all post-bankruptcy petition and post-CCCA (Companies' Creditors Arrangement act) filing shipments for Nortel. The Company reclassified approximately $109.3 million of trade receivables and other claims from Nortel, net of a $61.8 million reserve, to other assets as of March 31, 2009, as the Company does not expect the net balance to be collected within one year. In developing the provision for these receivables, the Company considered various mitigating factors including existing provisions for Nortel, off-setting obligations from Nortel and amounts subject to administrative priority claims. As it is early in the restructuring proceedings, the estimates underlying the Company's recorded provisions as well as consideration of other potential contingencies associated with the Nortel restructuring proceedings require a considerable amount of judgment and accordingly, the provisions are subject to change.

For all other customers experiencing significant financial and liquidity difficulties and for which the Company recognized associated charges during fiscal year 2009, the Company recognizes revenues from these customers only when it collects cash for the services, assuming all other criteria for revenue recognition have been met. The amount of revenue deferred and not recognized due to collectability concerns was not material as of March 31, 2009 and 2008.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2009, 2008 and 2007:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
	(In thousands)			
Allowance for doubtful accounts:				
Year ended March 31, 2007.	$17,749	$12,709	$(13,384)	$17,074
Year ended March 31, 2008.	$17,074	$ 1,326	$ (1,668)	$16,732
Year ended March 31, 2009.	$16,732	$73,845	$(61,557)	$29,020

The amount charged to costs and expenses and deductions/write-offs for the fiscal year ended March 31, 2009 includes $52.6 million attributable to Nortel discussed under *Customer Credit Risk* above for which the reserve was reclassified together with the related trade receivables and other claims to other assets as of March 31, 2009.

Annual Report

One customer accounted for approximately 11%, 16% and 20% of the Company's net sales in fiscal years 2009, 2008, and 2007, respectively. The Company's ten largest customers accounted for approximately 50%, 55% and 64% of its net sales, in fiscal years 2009, 2008, and 2007, respectively. As of March 31, 2009 and 2008, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2009	2008
	(In thousands)	
Cash and bank balances	$1,024,694	$1,213,285
Money market funds and time deposits	797,192	506,663
	$1,821,886	$1,719,948

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2009	2008
	(In thousands)	
Raw materials	$1,907,584	$2,435,066
Work-in-progress	524,038	764,860
Finished goods	565,163	918,624
	$2,996,785	$4,118,550

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31, 2009	As of March 31, 2008
		(In thousands)	
Machinery and equipment	3-10	$ 2,335,273	$ 2,119,590
Buildings	30	1,019,454	1,066,791
Leasehold improvements	up to 30	237,136	219,053
Furniture, fixtures, computer equipment and software	3-7	404,477	396,757
Land	—	150,204	94,534
Construction-in-progress	—	97,565	262,434
		4,244,109	4,159,159
Accumulated depreciation and amortization		(1,910,328)	(1,693,503)
Property and equipment, net		$ 2,333,781	$ 2,465,656


Annual Report

Total depreciation expense associated with property and equipment related to continuing operations amounted to approximately $385.5 million, $338.4 million and $280.7 million in fiscal years 2009, 2008 and 2007, respectively. Proceeds from the disposition of property and equipment were $51.9 million, $140.3 million and $167.7 million in fiscal years 2009, 2008 and 2007, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2009, 2008 and 2007.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Additionally, the Company may be required to recognize liabilities for anticipated restructuring costs that will be necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill of the Company's reporting units is tested for impairment each year as of January 31, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired.

During its third fiscal quarter ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. This decline in market capitalization was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows.

Pursuant to the guidance in SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance in SFAS 142 required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

On March 31, 2009, the Company recognized an additional $36.8 million of goodwill primarily for contingent purchase price considerations associated with historical acquisitions, and concurrently evaluated whether the amount recognized should be impaired by comparing the net book value of the Company against its estimated fair value. Because the estimated fair value exceeded its net book value the Company concluded no impairment of this additional goodwill was required.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2009 and 2008:

	As of March 31,	
	2009	2008
	(In thousands)	
Balance, beginning of the year	$ 5,559,351	$ 3,076,400
Additions(1)	118,240	2,433,639
Impairment	(5,949,978)	—
Purchase accounting adjustments and reclassification to other intangibles(2)	385,276	(18,696)
Foreign currency translation adjustments	(76,113)	68,008
Balance, end of the year	$ 36,776	$ 5,559,351

(1) For fiscal year 2009, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. For fiscal year 2008, additions include approximately $2.2 billion attributable to the Company's October 2007 acquisition of Solectron and $265.9 million attributable to certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of tangible and identifiable intangible assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition. Adjustments and reclassifications during fiscal year 2009 included approximately $362.5 million attributable to the Company's October 2007 acquisition of Solectron, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Adjustments and reclassifications during fiscal year 2008 included approximately $13.7 million attributable to the Company's November 2006 acquisition of IDW, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."


Annual Report

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended December 31, 2008 and concluded that such amounts continued to be recoverable. During the twelve-month period ended March 31, 2008, amortization expense included approximately $30.0 million for the write-off of a certain license due to technological obsolescence.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2009 and 2008, the Company added approximately $71.6 million and $239.6 million of intangible assets, respectively. Additions during fiscal years 2009 and 2008 were comprised of approximately $56.8 million and $213.4 million related to customer related intangible assets, respectively, and approximately $14.8 million and $26.2 million related to acquired licenses and other intangibles, respectively. Additions during fiscal year 2008 included $191.6 million attributable to the Company's acquisition of Solectron. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions made in fiscal 2009. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2009			As of March 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$506,449	$(280,046)	$226,403	$449,623	$(160,971)	$288,652
Licenses and other intangibles	54,559	(26,247)	28,312	39,797	(11,059)	28,738
Total	$561,008	$(306,293)	$254,715	$489,420	$(172,030)	$317,390

Total intangible amortization expense recognized from continuing operations during fiscal years 2009, 2008, and 2007 was $135.9 million, $112.3 million, and $37.1 million, respectively. As of March 31, 2009, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.4 years and 3.1 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2010	$ 88,038
2011	63,007
2012	41,526
2013	28,103
2014	18,314
Thereafter	15,727
Total amortization expense	$254,715

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Assets

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required.

As of March 31, 2009 and 2008, the Company's equity investments in non-majority owned companies totaled $120.7 million and $177.2 million, respectively, of which $7.0 million and $15.3 million, respectively, were accounted for using the equity method. During the 2009 fiscal year, the Company recognized $37.5 million for the other-than-temporary impairment of certain of the Company's investments in companies that are experiencing significant financial and liquidity difficulties. Of the amount recognized, $10.0 million was associated with a financially distressed customer as discussed under *Customer Credit Risk* above.

In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of Relacom Holding AB ("Relacom"), which was accounted for under the equity method. The Company decided to sell its interest in Relacom to the majority holder rather than participate in a new equity round of financing by Relacom. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately $48.5 million based on the price at which it was sold. The equity in the earnings or losses of the Company's equity method investments were not material to its consolidated results of operations for fiscal years 2009, 2008 and 2007.

As of March 31, 2009 and 2008, notes receivable from Relacom and another non-majority owned investment totaled $352.9 million and $388.1 million, respectively. In connection with the sale of its equity investment in January 2008, the Company reviewed the cash flow projections for Relacom and determined that these notes would be realizable when held to maturity. During the fiscal fourth quarter ended March 31, 2009, the Company was approached by a third party and is currently engaged in discussions for a potential sale of these notes, the outcome of which is not certain. The Company has recognized an approximate $74.1 million impairment charge to write-down the notes receivable to the expected recoverable amount, which is included in other charges (income), net in the consolidated statements of operations.

Other assets also include the Company's investment participation in its trade receivables securitization program as discussed further in Note 6, "Trade Receivables Securitization."

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2009, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after the Company's shareholders approved a 20.0 million share increase on September 30, 2008. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued to employees under the 2001 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

- In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares and the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Cost of sales	$ 9,283	$ 6,850	$ 3,884
Selling, general and administrative expenses	47,631	40,791	27,884
Discontinued operations	—	—	2,264
Total stock-based compensation expense	$ 56,914	$ 47,641	$ 34,032

As required by SFAS 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2009 and 2008 was not material.

As of March 31, 2009, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $110.0 million, net of estimated forfeitures of $8.6 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.0 years and will be adjusted for subsequent changes in estimated forfeitures. As of March 31, 2009, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $87.1 million, net of estimated forfeitures of approximately $3.6 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.1 years and will be adjusted for subsequent changes in estimated forfeitures. Approximately $29.6 million of the unrecognized compensation cost is related to awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As further discussed below, this cost will not be recognized unless it is determined that vesting of these awards is probable.

In accordance with SFAS 123(R), cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2009, 2008 and 2007, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2009, 2008 and 2007, other than those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2009	2008	2007
Expected term	4.2 years	4.6 years	4.7 years
Expected volatility	51.0%	36.2%	38.0%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	2.2%	4.2%	4.6%
Weighted-average fair value	$ 2.22	$ 4.29	$ 4.64

Options issued during the 2009 fiscal year have contractual lives of seven years, and options issued during the fiscal years ended 2008 and 2007 have contractual lives of ten years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per share and was calculated using a lattice model.

Stock-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2009		As of March 31, 2008		As of March 31, 2007	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	52,541,413	$11.67	51,821,915	$11.63	55,042,556	$12.04
Granted	43,586,251	6.21	5,391,475	11.66	10,039,250	11.09
Assumed in business combination (Note 12)	—	—	7,355,133	10.68	—	—
Exercised	(2,242,639)	6.13	(4,291,426)	8.39	(2,842,770)	7.44
Forfeited	(11,957,146)	10.16	(7,735,684)	12.31	(10,417,121)	14.42
Outstanding, end of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67	51,821,915	$11.63
Options exercisable, end of fiscal year	34,329,956	$12.51	39,931,387	$11.80	35,692,029	$12.12

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $6.3 million, $14.5 million and $12.8 million during fiscal years 2009, 2008 and 2007, respectively.

Cash received from option exercises under all equity compensation plans was $13.8 million, $35.9 million and $21.1 million for fiscal years 2009, 2008 and 2007, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	22,465,648	6.71	$ 2.23	1,000	$ 2.26
$ 4.57 – $10.45	9,112,907	5.00	8.87	7,465,960	8.72
$10.53 – $10.59	20,235,527	6.22	10.59	541,285	10.53
$10.67 – $11.41	8,301,337	6.76	11.13	6,244,011	11.09
$11.45 – $12.47	9,538,091	6.34	12.09	8,133,056	12.08
$12.62 – $17.37	9,036,557	4.39	14.79	8,706,832	14.85
$17.38 – $29.94	3,237,812	3.38	19.10	3,237,812	19.10
$ 1.94 – $29.94	81,927,879	5.97	$ 9.13	34,329,956	$ 12.51
Options vested and expected to vest	79,292,751	5.95	$ 9.23		

As of March 31, 2009, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $14.9 million, $14.0 million and $0, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2009 for the approximately 22.5 million options that were in-the-money at March 31, 2009. As of March 31, 2009, the weighted average remaining contractual life for options exercisable was 5.1 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2009		As of March 31, 2008		As of March 31, 2007	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,866,364	$10.70	4,332,500	$ 8.11	646,000	$ 8.40
Granted	4,364,194	9.30	6,540,197	11.42	4,281,512	8.28
Vested	(1,825,252)	9.41	(1,564,733)	6.71	(347,012)	8.90
Forfeited	(948,401)	11.08	(441,600)	10.24	(248,000)	10.57
Unvested share bonus awards outstanding, end of fiscal year	10,456,905	$10.31	8,866,364	$10.70	4,332,500	$ 8.11

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal years 2009, 2008 and 2007, 1,930,000, 1,162,500 and 987,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. As a result of the dramatically deteriorating macroeconomic conditions, which has slowed demand for the Company's customers' products across all the industries it serves and resulted in a decrease in the Company's expected operating results, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 3.1 million of these unvested share bonus awards are not expected to vest. As a result, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed during the fourth quarter of fiscal year 2009. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The weighted-average closing price of the Company's ordinary shares on the date of grant of unvested share bonus awards was $10.82 during fiscal year 2007. The Company granted 1,715,000 unvested share bonus awards to certain key employees during fiscal year 2007 in exchange for 3,150,000 fully vested options to purchase the ordinary shares of the Company with a weighted-average exercise price of $17.08 per ordinary share. The aggregate fair value of the options surrendered was approximately $11.8 million, or $3.74 per option, resulting in additional compensation of approximately $7.8 million, or $4.52 per share, for the unvested share bonus awards granted in exchange. The fiscal year 2007 weighted-average grant-date fair value of $8.28 per unvested share as reflected in the table above includes only the incremental compensation attributable to the modified awards. These share bonus awards vest over a period between three to five years.

The total intrinsic value of shares vested under the Company's equity compensation plans was $17.2 million, $17.7 million and $3.8 million during fiscal years 2009, 2008 and 2007, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"), requires entities to present both basic and diluted earnings per share. Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share from continuing operations:

	Fiscal Year Ended March 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Basic earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(6,086,147)	$(639,370)	$320,900
Shares used in computation:			
Weighted-average ordinary shares outstanding	820,955	720,523	588,593
Basic earnings (loss) from continuing operations per share	$ (7.41)	$ (0.89)	$ 0.55
Diluted earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(6,086,147)	$(639,370)	$320,900
Shares used in computation:			
Weighted-average ordinary shares outstanding	820,955	720,523	588,593
Weighted-average ordinary share equivalents from stock options and awards(1)	—	—	6,739
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	1,519
Weighted-average ordinary shares and ordinary share equivalents outstanding	820,955	720,523	596,851
Diluted earnings (loss) from continuing operations per share	$ (7.41)	$ (0.89)	$ 0.54


Annual Report

(1) As a result of the Company's net loss from continuing operations, ordinary share equivalents from approximately 1.6 million and 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2009 and 2008, respectively. Additionally, ordinary share equivalents from stock options to purchase approximately 61.5 million, 39.4 million and 39.5 million shares during fiscal years 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) As the Company has the positive intent and ability to settle the principal amount of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 in cash, approximately 18.6 million ordinary share equivalents related to the principal portion of these notes are excluded from the computation of diluted earnings per share, during fiscal years 2009, 2008 and 2007. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal year 2009, the conversion obligation was less than the principal portion of the these notes and accordingly, no additional shares were included as ordinary share equivalents. As a result of the Company's reported net loss from continuing operations, ordinary share equivalents from the conversion spread of approximately 1.2 million shares were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Approximately 1.5 million ordinary share equivalents from the conversion spread have been included as common stock equivalents during fiscal year 2007.

As discussed below in Note 4, "Bank Borrowings and Long-Term Debt, "during December 2008 the Company purchased an aggregate principal amount of $260.0 million of its outstanding 1% Convertible Subordinated Notes due August 1, 2010. The repurchase of these notes resulted in a reduction of the ordinary share equivalents into which such notes were convertible from approximately 32.2 million to approximately 15.5 million. As the Company has the positive intent and ability to settle the principal amount of these notes in cash, all ordinary share equivalents related to the principal portion of these notes are excluded from the computation of diluted earnings per share for fiscal years 2009, 2008 and 2007. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal years 2009, 2008 and 2007 the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Company in the first quarter of fiscal year 2010. As previously discussed, the Company's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2009, 2008, and 2007. Accordingly, the Company does not expect the adoption of the provisions of SFAS 160 will have a material impact on its reported consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2009 did not materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis and is required to be applied by the Company in the first quarter of fiscal year 2010. The Company does not expect the application of SFAS 157 to non-financial assets and liabilities will have a material impact on its reported consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and is required to be applied prospectively for all business combinations entered into after the date of adoption, which is April 1, 2009 for the Company. The Company does not expect the initial adoption of SFAS 141(R) will have a material impact on its reported consolidated results of operations, financial condition and cash flows, however application of this standard to future acquisitions will result in the recognition of certain cash expenditures and non-cash write-offs as period expenses rather than as a component of the purchase price consideration, as was specified by SFAS No. 141. Also included in the provisions of SFAS 141(R) is an amendment to SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109") to require adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"). FSP APB 14-1 requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is required to be adopted by the Company beginning April 1, 2009. Retrospective application is required. Upon adoption of FSP APB 14-1, the Company will reduce the carrying value of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 and its 1% Convertible Subordinated Notes due August 1, 2010 by $27.6 million in the aggregate with a corresponding decrease in equity, and will record non-cash interest expense retroactively of

$49.4 million and $42.0 million for fiscal years 2009 and 2008, respectively. Further, the Company expects to incur related non-cash interest expense of approximately $21.4 million for its 2010 fiscal year.

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net cash paid (received) for:			
Interest	$178,641	$ 126,975	$109,729
Income taxes	$(56,315)	$ 59,553	$ 34,248
Non-cash investing and financing activities:			
Fair value of seller notes received from sale of divested operations	$ —	$ —	$204,920
Issuance of ordinary shares for acquisition of businesses	$ 270	$2,519,670	$299,608
Fair value of vested options assumed in acquisition of business	$ —	$ 11,282	$ —

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2009	2008
	(In thousands)	
Short term bank borrowings	$ 1,854	$ 10,766
Revolving lines of credit	—	161,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
1.00% convertible subordinated notes due August 2010	239,993	500,000
6.50% senior subordinated notes due May 2013	399,622	399,622
6.25% senior subordinated notes due November 2014	402,090	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,709,116	1,726,456
Other	21,416	19,626
	2,969,091	3,414,560
Current portion	(213,946)	(27,966)
Non-current portion	$2,755,145	$3,386,594

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2010	$ 213,946
2011	264,602
2012	16,752
2013	489,702
2014	411,310
2015	1,559,050
Thereafter	13,729
Total	$2,969,091

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2009 and 2008, there was zero and $161.0 million outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2009, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $275.8 million in the aggregate, under which there were approximately $1.9 million and $10.8 million of borrowings outstanding as of March 31, 2009 and 2008, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2009. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Zero Coupon Convertible Junior Subordinated Notes

The Zero Coupon Convertible Junior Subordinated Notes are due in July 2009, and may not be converted or redeemed prior to maturity, other than in connection with certain change of control transactions. These notes will be settled upon maturity by the payment of cash equal to the face amount of the notes and the issuance of shares to settle any conversion spread (excess of conversion value over face amount of $10.50 per share). As of March 31, 2009, the $195.0 million aggregate principal amount of these notes was classified as current liabilities and included in "Bank borrowings, current portion of long-term debt and capital lease obligations" in the Consolidated Balance Sheets.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Company paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these notes under a modified Dutch auction procedure. The Company recognized a gain of approximately $28.1 million during the fiscal year ended March 31, 2009 associated with the partial extinguishment of the notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs, which is recorded in Other charges (income), net in the Consolidated Statements of Operations.

6.5% Senior Subordinated Notes

The Company may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Company was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Company was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation ("Solectron"), the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of the 8% Notes as discussed further below. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of these loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2009, the Company was in compliance with the financial covenants under the Term Loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Company pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Company for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2009, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $1.147 billion has been swapped for fixed interest payments with remaining terms ranging from nine to 22 months (see Note 5).

Fair Values

As of March 31, 2009, the approximate fair values of the Company's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 88.0%, 84.5%, 91.70% and 68.96% of the face values of the debt obligations, respectively, based on broker trading prices. Due to the short remaining maturity, the carrying amount of the Zero Coupon Convertible Junior Subordinated Notes approximates fair value.

Interest Expense

For the fiscal years ended March 31, 2009, 2008 and 2007, the Company recognized total interest expense of $202.0 million, $185.4 million and $140.6 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is; therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions.

As of March 31, 2009, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $1.7 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
	(In thousands)		
Cash Flow Hedges			
EUR	Sell	19,312	$ 26,380
JPY	Buy	3,522,050	35,848
HUF	Buy	4,647,000	20,852
MXN	Buy	428,000	30,214
Other	Buy	N/A	6,905
			120,199
Other Forward/Swap Contracts			
BRL	Buy	117,665	57,000
BRL	Sell	125,923	53,896
CAD	Sell	125,431	99,276
CAD	Buy	58,165	46,830
EUR	Sell	361,724	485,089
EUR	Buy	166,012	221,374

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
	(In thousands)		
GBP	Sell	30,784	44,222
GBP	Buy	11,683	16,904
HUF	Buy	9,152,200	41,067
HUF	Sell	5,618,000	25,209
JPY	Buy	3,836,484	39,058
JPY	Sell	3,616,954	37,027
MXN	Buy	463,205	32,700
MXN	Sell	314,100	22,174
MYR	Buy	190,746	52,623
RMB	Buy	240,088	35,000
SEK	Buy	1,121,118	138,638
Other	Buy	N/A	132,414
			1,580,501
Total Notional Contract Value in USD			$1,700,700

As of March 31, 2009 and 2008, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as a hedging activity pursuant to the guidance in Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2009 and 2008, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges pursuant to the guidance in SFAS 133. These deferred gains and losses were not material, and the deferred losses as of March 31, 2009 are expected to be recognized as a component of cost of sales in the consolidated statement of operations over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

Interest Rate Swap Agreements

The Company is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below:

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$ 100.0	1.94%	1-Month Libor	12 month	January 2010
$ 100.0	2.45%	3-Month Libor	12 month	January 2010
$ 100.0	1.00%	1-Month Libor	12 month	March 2010
$ 100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$ 250.0	3.61%	1-Month Libor	34 months	October 2010
$ 250.0	3.61%	1-Month Libor	34 months	October 2010
$ 175.0	3.60%	3-Month Libor	36 months	January 2011
$ 72.0	3.57%	3-Month Libor	36 months	January 2011
$1,147.0				

During March 2009, the Company amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps expiring January 2010 from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts receive interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010, and the $100 million swap expiring January 2010, which receive interest at one-month Libor while the underlying borrowings are based on three-month Libor.

All of the Company's interest rate swap agreements are accounted for as cash flow hedges under SFAS 133, and no portion of the swaps are considered ineffective. For fiscal years 2009 and 2008 the net amount recorded as interest expense from these swaps was not material. As of March 31, 2009 and 2008, the fair value of the Company's interest rate swaps were not material and included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Company makes fixed, and receives variable, payments over the remaining term of the swaps through October 2010.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells designated pools of trade receivables under two asset backed securitization programs, including its new $300.0 million facility entered into by the Company on September 25, 2008.

Global Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Company participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2009, 2008 and 2007 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

Prior to October 16, 2008, the maximum investment limit of the two commercial paper conduits was $700.0 million, inclusive of $200.0 million attributable to two Obligor Specific Tranches ("OST"), which were incorporated in order to minimize the impact of excess concentrations of two major customers. Effective October 16, 2008 the securitization agreement was amended to decrease the maximum investment limit of the two commercial paper conduits to $500.0 million, inclusive of the OST, which was also reduced to $100.0 million to minimize the impact of excess concentrations of one major customer. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts.

The third-party special purpose entity is a qualifying special purpose entity as defined in SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), and accordingly, the Company does not consolidate this entity pursuant to FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). As of March 31, 2009 and 2008, approximately $422.0 million and $363.7 million of the Company's accounts receivable, respectively, had been sold to this third-party qualified special purpose entity. The amounts represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The accounts receivable balances that were sold under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company received net cash proceeds of approximately $298.1 million and $274.3 million from the commercial paper conduits for the sale of these receivables as of March 31, 2009 and 2008, respectively. The difference between the amount sold to the commercial paper conduits (net of the Company's investment participation) and net cash proceeds received from the commercial paper conduits is recognized as a loss on sale of the receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and its own investment participation, the total of which was approximately $123.8 million and $89.4 million as of March 31, 2009 and 2008, respectively, and each is recorded in Other current assets in the Consolidated Balance Sheets as of March 31, 2009 and 2008. The amount of the Company's own investment participation varies depending on certain criteria, mainly the collection performance on the sold receivables. As the recoverability of the trade receivables underlying the Company's own investment participation is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Company's own investment participation reflects the estimated recoverability of the underlying trade receivables.

North American Asset-Backed Securitization Agreement

On September 25, 2008, the Company entered into a new agreement to continuously sell a designated pool of trade receivables to an affiliated special purpose vehicle, which in turn sells an undivided ownership interest to an agent on behalf of two commercial paper conduits administered by unaffiliated financial institutions. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 0.50% per annum on the outstanding balance of the serviced receivables. Servicing fees recognized during the fiscal year ended March 31, 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates that the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

The maximum investment limit of the two commercial paper conduits is $300.0 million. The Company pays commitment fees of 0.50% per annum on the aggregate amount of the liquidity commitments of the financial institutions under the facility (which is 102% of the maximum investment limit) and an additional program fee of 0.45% on the aggregate amounts invested under the facility by the conduits to the extent funded through the issuance of commercial paper.

The affiliated special purpose vehicle is not a qualifying special purpose entity as defined in SFAS 140, since the Company, by design of the transaction, absorbs the majority of expected losses from transfers of trade receivables into the special purpose vehicle and, as such, is deemed the primary beneficiary of this entity. Accordingly, the Company consolidates the special purpose vehicle pursuant to FIN 46(R). As of March 31, 2009, the Company transferred approximately $448.7 million of receivables into the special purpose vehicle described above. In accordance with SFAS 140, the Company is deemed to have sold approximately $173.8 million of this $448.7 million to the two commercial paper conduits as of March 31, 2009, and received approximately $173.1 million in net cash proceeds for the sale. The accounts receivable balances that were sold to the two commercial paper conduits under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows, and the difference between the amount sold and net cash proceeds received was recognized as a loss on sale of the receivables, and is recorded in Interest and other expense, net in the Consolidated Statements of Operations. Pursuant to SFAS 140, the remaining trade receivables transferred into the special purpose vehicle and not sold to the two commercial paper conduits comprise the primary assets of that entity, and are included in trade accounts receivable, net in the Consolidated Balance Sheets of the Company. The recoverability of these trade receivables, both those included in the Consolidated Balance Sheets and those sold but uncollected by the commercial paper conduits, is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts. Although the special purpose vehicle is fully consolidated by the Company, it is a separate corporate entity and its assets are available first to satisfy the claims of its creditors.


Annual Report

The Company also sold accounts receivables to certain third-party banking institutions with limited recourse, which management believes is nominal. The outstanding balance of receivables sold and not yet collected was approximately $171.6 million and $478.4 million as of March 31, 2009 and 2008, respectively. In accordance with SFAS 140, these receivables that were sold were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows.

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2009 and 2008, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2033 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2010	$125,986
2011	100,578
2012	78,684
2013	54,916
2014	50,994
Thereafter	170,776
Total minimum lease payments	$581,934

Total rent expense attributable to continuing operations amounted to $139.2 million, $94.2 million and $65.3 million in fiscal years 2009, 2008 and 2007, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Domestic	$(1,090,863)	$ 268,294	$ 223,838
Foreign	(4,990,075)	(202,627)	101,115
Total	$(6,080,938)	$ 65,667	$ 324,953

The provision for (benefit from) income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Domestic	$ 3,461	$ 547	$ 3,658
Foreign	68,581	65,469	38,616
	72,042	66,016	42,274
Deferred:			
Domestic	895	(252)	(13,157)
Foreign	(67,728)	639,273	(25,064)
	(66,833)	639,021	(38,221)
Provision for (benefit from) income taxes	$ 5,209	$ 705,037	$ 4,053

The domestic statutory income tax rate was approximately 17.0% in fiscal year 2009, and approximately 18.0% and 20.0% in fiscal years 2008 and 2007, respectively. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes from continuing operations included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Income taxes based on domestic statutory rates	$(1,033,760)	$ 11,821	$ 64,992
Effect of tax rate differential	38,440	(314,108)	(155,290)
Intangible amortization	23,098	12,924	7,949
Goodwill impairment	1,011,496	—	—
Change in valuation allowance	(50,225)	986,338	73,160
Other	16,160	8,062	13,242
Provision for income taxes	$ 5,209	$ 705,037	$ 4,053

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believed that the realizability of certain deferred tax assets was no longer more likely than not because it expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the 2008 fiscal year was primarily for that year's operating losses and restructuring charges, on which the tax benefit was not more likely than not to be realized.

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income from continuing operations resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2009, 2008 and 2007 were $85.3 million, $118.0 million and $98.0 million, respectively. The effect on basic and diluted loss per share from continuing operations for the fiscal years ended March 31, 2009 and 2008 were $0.10 and $0.16, respectively, and the effect on basic and diluted earnings per share from continuing operations during fiscal year 2007 were $0.17 and $0.16, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2010 through fiscal 2018.

The components of deferred income taxes from continuing operations are as follows:

	As of March 31, 2009	As of March 31, 2008
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (2,211)	$ —
Total deferred tax liabilities	(2,211)	—
Deferred tax assets:		
Fixed assets	—	19,076
Intangible assets	246,001	275,625
Deferred compensation	9,616	4,803
Inventory valuation	28,365	40,092
Provision for doubtful accounts	11,834	5,616
Net operating loss and other carryforwards	2,857,640	3,231,735
Others	188,254	34,852
	3,341,710	3,611,799
Valuation allowances	(3,308,966)	(3,578,628)
Net deferred tax assets	32,744	33,171
Net deferred tax asset	$ 30,533	$ 33,171
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 66	$ 573
Long-term asset	30,467	32,598
Total	$ 30,533	$ 33,171

The Company has tax loss carryforwards attributable to continuing operations of approximately $8.2 billion, a portion of which begin expiring in 2010. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements.

The Company did not recognize a change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits in accordance with FIN 48 is as follows:

	Fiscal Year Ended March 31,	
	2009	2008
	(In thousands)	
Balance, beginning of fiscal year	$191,147	$ 87,115
Additions based on tax position related to the current year	15,089	6,259
Additions for tax positions of prior years	37,298	124,325
Reductions for tax positions of prior years	(972)	(7,079)
Reductions related to lapse of applicable statute of limitations	(3,276)	(2,748)
Settlements	(15,547)	(24,643)
Other	(2,338)	7,918
Balance, end of fiscal year	$221,401	$191,147

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. Although the amount of these adjustments cannot be reasonably estimated at this time, the Company is not currently aware of any material impact on its consolidated results of operations, financial condition and cash flows.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2009, may affect the annual effective tax rate if the benefits are eventually recognized. The amount that affects the annual effective tax rate will be dependent upon the period in which the benefits are recognized. A portion of the unrecognized tax benefits relating to acquisitions may not affect the effective tax rate to the extent they affect the purchase method of accounting in accordance with SFAS 141. Substantially all of these unrecognized tax benefits are classified as long-term.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2009 and 2008, the Company recognized interest of approximately $5.9 million and $2.1 million, respectively, and no penalties. The Company had approximately $89.0 million and $29.5 million, and $60.3 million and $23.7 million accrued for the payment of interest and penalties, respectively, as of the fiscal years ended March 31, 2009 and 2008, respectively.


Annual Report

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its OEM customers so as to optimize the operational efficiency, which include reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which may enable it to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily related to rationalizing the Company's global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions. This global economic crisis and related decline in the Company's customers' products across all of the industries it serves, has caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and has negatively impacted the Company's capacity utilization levels. The Company's restructuring activities are intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities will result in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities include employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$ 29,215	$ —	$ —	$ 150,570	$ 179,785

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2009.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2009 for charges incurred in fiscal year 2009 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2008	$ 166,254	$ —	$119,439	$ 285,693
Activities during the year:				
Provisions for charges incurred during the year	108,956	53,233	17,596	179,785
Cash payments for charges incurred in fiscal year 2009	(42,355)	—	(2,646)	(45,001)
Cash payments for charges incurred in fiscal year 2008	(124,736)	—	(64,624)	(189,360)
Cash payments for charges incurred in fiscal year 2007 and prior	(6,906)	—	(6,993)	(13,899)
Non-cash charges incurred during the year	—	(53,233)	(2,518)	(55,751)
Balance as of March 31, 2009	101,213	—	60,254	161,467
Less: Current portion (classified as other current liabilities)	(97,088)	—	(30,621)	(127,709)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 4,125	$ —	$ 29,633	$ 33,758

As of March 31, 2009, accrued costs related to restructuring charges incurred during fiscal year 2009 were approximately $79.0 million, of which $4.8 million was classified as long term.

As of March 31, 2009 and 2008, accrued restructuring costs for charges incurred during fiscal year 2008 were approximately $60.2 million and $249.6 million, respectively, of which approximately $19.3 million and $50.0 million, respectively, was classified as a long-term obligation. As of March 31, 2009 and 2008, accrued restructuring costs for charges incurred during fiscal years 2007 and prior were approximately $22.2 million and $36.1 million, respectively, of which approximately $9.7 million and $16.1 million, respectively, was classified as a long-term obligation.

As of March 31, 2009 and 2008, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $46.8 million and $14.3 million, respectively, representing manufacturing facilities that have been closed as part of the Company's facility consolidations. During the 2009 fiscal year, the increase in assets held for sale of $32.5 million primarily related to site closures and facility consolidations. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million was net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008 and were included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008.

The components of the restructuring charges during the first, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$ 245,832	$ 191,182	$ 447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 5,588, 1,885,and 1,459 for Asia, the Americas, and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2008.

Fiscal Year 2007

During fiscal year 2007, the Company recognized charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by the Company in order to reduce its investment in property, plant and equipment. The Company classified approximately $146.8 million of these charges as a component of cost of sales during fiscal year 2007. The activities associated with these charges were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations.

The components of the restructuring charges during the second and fourth quarters of fiscal year 2007 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ 130	$ —	$ —	$ 130
Long-lived asset impairment	—	38,320	—	—	38,320
Other exit costs	—	20,554	—	—	20,554
Total restructuring charges	—	59,004	—	—	59,004
Asia:					
Severance	—	—	—	2,484	2,484
Long-lived asset impairment	—	6,869	—	13,532	20,401
Other exit costs	—	15,620	—	11,039	26,659
Total restructuring charges	—	22,489	—	27,055	49,544
Europe:					
Severance	—	409	—	23,236	23,645
Long-lived asset impairment	—	2,496	—	3,190	5,686
Other exit costs	—	11,850	—	2,128	13,978
Total restructuring charges	—	14,755	—	28,554	43,309
Total					
Severance	—	539	—	25,720	26,259
Long-lived asset impairment	—	47,685	—	16,722	64,407
Other exit costs	—	48,024	—	13,167	61,191
Total restructuring charges	$ —	$96,248	$ —	$55,609	$151,857

During fiscal year 2007, the Company recognized approximately $26.3 million of employee termination costs associated with the involuntary termination of 2,155 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,560, 550 and 40 for Asia, Europe, and the Americas, respectively. Approximately $22.1 million was classified as a component of cost of sales.

During fiscal year 2007, the Company recognized approximately $64.4 million for the write-down of property and equipment to management's estimate of fair value associated with the planned disposal and exit of certain real estate owned and leased by the Company. Approximately $63.8 million of this amount was classified as a component of cost of sales. The charges recognized during fiscal year 2007 also included approximately $61.2 million for other exit costs, of which $60.9 million was classified as a component of cost of sales, and was primarily comprised of contractual obligations amounting to approximately $27.1 million, customer disengagement costs of approximately $28.5 million and approximately $5.6 million of other costs.

10. OTHER CHARGES (INCOME), NET

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from Relacom to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. Refer to Note 2, "Summary of Accounting Policies" for further discussion. These charges were partially offset by a gain of approximately $28.1 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of its equity interest in Relacom, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

During fiscal year 2007, the Company recognized a foreign exchange gain of $79.8 million from the liquidation of a certain international entity. The results of operations for this entity were not significant for any period presented.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan was evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes ranged from 5.05% to 6.40% and matured on August 15, 2010. These loans were paid off in full during fiscal year 2009. The balance of these loans, including accrued interest, as of March 31, 2008 was approximately $1.4 million. There were no other loans outstanding from the Company's executive officers as of March 31, 2009 or 2008.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting pursuant to SFAS 141, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for acquisitions completed during the 2009 fiscal year and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares, and the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The estimated total purchase price for the acquisition is as follows (in thousands):

Fair value of Flextronics ordinary shares issued	$2,518,664
Cash	1,060,943
Estimated fair value of vested options assumed	11,282
Direct transaction costs(1)	26,292
Total aggregate purchase price	$3,617,181

(1) Direct transaction costs consist of legal, accounting, financial advisory and other costs relating to the acquisition.

Purchase Price Allocation

The allocation of the purchase price to Solectron's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's final allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,491,232
Inventories	1,716,055
Other current assets	255,704
Total current assets	4,100,472
Property and equipment	545,791
Goodwill	2,529,945
Other intangible assets	191,600
Other assets	129,723
Total assets	7,497,531
Current liabilities:	
Accounts payable	1,521,654
Other current liabilities	1,492,722
Total current liabilities	3,014,376
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	235,137
Total aggregate purchase price	$3,617,181


Annual Report

Tangible and Intangible Assets Acquired and Liabilities Assumed

The Company has estimated the fair value of tangible and intangible assets acquired and liabilities assumed, including liabilities assumed in connection with restructuring activities accounted for in accordance with Emerging Issues Task Force Issue No. 95-3 "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3"). During the twelve-month period ended March 31, 2009, the Company allocated approximately $180.3 million and $114.9 million to current liabilities and other liabilities, respectively, primarily for certain liabilities assumed from Solectron and other liabilities assumed in connection with restructuring activities accounted for in accordance with EITF 95-3. Goodwill related to the acquisition increased $362.8 million during the twelve-month period ended March 31, 2009 as a result of the above and other fair value adjustments that were not significant individually or in the aggregate. As a result of the finalization of the purchase price allocation, cumulative catch-up adjustments were recorded to the condensed consolidated statements of operations resulting in a decrease to income before income taxes of approximately $4.6 million for the twelve-month period ended March 31, 2009. These adjustments primarily related to increased amortization expense of approximately $9.3 million, offset by a reduction in cost of sales for losses on non-cancelable customer contracts of approximately $4.7 million for the twelve-month period ended March 31, 2009.

Identifiable intangible assets

The Company has estimated the fair value of the acquired identifiable intangible assets, which are subject to amortization, using the income approach. No residual value is estimated for any of the intangible assets. Customer related intangibles are primarily comprised of contractual agreements, customer relationships and acquired backlog. Technology, licenses and other are primarily comprised of non-compete agreements. The following table sets forth the preliminary estimate for the components of these intangible assets and their estimated useful lives (in thousands):

	Preliminary Fair Value	Weighted Average Useful Life (in Years)
Customer-related	$ 182,000	2.4
Technology, licenses and other	9,600	1.5
Total acquired indentifiable intangible assets	$ 191,600	2.4

As previously discussed, the Company wrote off all of its goodwill during the quarter ended December 31, 2008, which included goodwill related to the acquisition of Solectron. Subsequent to that write-off the Company reduced valuation allowances attributable to deferred tax assets acquired from Solectron. As a result, the Company reduced acquired customer-related intangibles by approximately $23.6 million in accordance with guidance in Emerging Issues Task Force Issue No. 93-7 "*Uncertainties Related to Income Taxes in a Purchase Business Combination.*"

Long-Term Debt

Solectron's outstanding debt and the related obligations were primarily comprised of $150.0 million of the 8.00% Notes and $450.0 million of the Convertible Notes. As discussed in Note 4, "Bank Borrowings and Long-Term Debt," substantially all of the Solectron Notes were either repurchased or redeemed pursuant to the terms of the respective indenture. The fair value of the Solectron long-term debt was based on its repurchase or redemption price. Refer to Note 4 for further discussion regarding the Company's refinancing of the Solectron Notes.

Pro Forma Financial Information (Unaudited)

The following table reflects the pro forma consolidated results of operations for the periods presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics' and Solectron's manufacturing platforms;
- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and
- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands, except per share amounts)	
Net sales	$33,605,140	$30,093,968
Income (loss) from continuing operations	$ (680,606)	$ 278,930
Net income (loss)	$ (680,606)	$ 464,268
Basic earnings (loss) per share from continuing operations	$ (0.82)	$ 0.34
Diluted earnings (loss) per share from continuing operations	$ (0.82)	$ 0.34
Basic earnings (loss) per share	$ (0.82)	$ 0.57
Diluted earnings (loss) per share	$ (0.82)	$ 0.57

International DisplayWorks, Inc.

On November 30, 2006, the Company completed its acquisition of 100% of the outstanding common stock of IDW, a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications, in a stock-for-stock merger. The acquisition of IDW broadened the Company's components business platform, expanded and diversified the Company's components offerings, and increased its customer portfolio. The Company issued approximately 26.2 million shares in connection with the acquisition.

The aggregate purchase price was approximately $299.6 million based on the quoted market prices of the Company's ordinary shares two days before and after the first date the exchange ratio became known, or November 22, 2006. The allocation of the purchase price to specific assets and liabilities was based upon management's estimate of cash flow and recoverability. The allocation of purchase price was approximately $106.0 million to current assets, primarily comprised of cash and cash equivalents, marketable securities, accounts receivable and inventory, approximately $33.9 million to fixed assets, approximately $37.8 million to identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, approximately $189.3 million to goodwill, and approximately $67.4 million to assumed liabilities, primarily accounts payable and other current liabilities.

Nortel

On June 29, 2004, the Company entered into an asset purchase agreement with Nortel providing for the Company's purchase of certain of Nortel's optical, wireless, wireline and enterprise manufacturing operations and optical design operations. The purchase of these assets has occurred in stages, with the final stage of the asset purchase occurring in May 2006 as the Company completed the acquisition of the manufacturing system house operations in Calgary, Canada.

Flextronics provides the majority of Nortel's systems integration activities, final assembly, testing and repair operations, along with the management of the related supply chain and suppliers. Additionally, Flextronics provides Nortel with design services for end-to-end, carrier grade optical network products. The aggregate purchase price for the assets acquired was approximately $594.4 million, net of closing costs. Approximately $215.0 million was paid during fiscal year 2007. The allocation of the purchase price to specific assets and liabilities was based upon management's estimates of cash flow and recoverability and was approximately $340.2 million to inventory, $40.8 million to fixed assets and other, and $118.5 million to current and non-current liabilities with the remaining amounts being allocated to intangible assets, including goodwill. The asset purchases have resulted in intangible assets of approximately $49.4 million, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, and goodwill of approximately $282.5 million.

Hughes Software Systems Limited (also known as Flextronics Software Systems Limited)

In October 2004, the Company acquired approximately 70% of the total outstanding shares of Hughes Software Systems Limited (also known as Flextronics Software Systems Limited ("FSS")). During fiscal year 2006, the Company acquired an additional 26% incremental ownership, and during fiscal year 2007, acquired an additional 3% for total cash consideration of approximately $18.1 million. In September 2006, the Company sold FSS in conjunction with the divestiture of its Software Development and Solutions business, which has been included in discontinued operations for the twelve-month period ended March 31, 2007.

Other Acquisitions

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions pending the completion of valuations. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2010. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complemented the Company's design and manufacturing capabilities for the computing and automotive market segments, and expanded the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

During fiscal year 2007, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and include precision machining, design and engineering services related to printed circuit boards, digital cameras, test equipment and software development. The aggregate purchase price for these acquisitions totaled approximately $142.1 million. In addition, the Company paid approximately $5.5 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.6 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were approximately $41.3 million and $49.3 million, respectively, of which $7.2 million of the goodwill was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities, which is included in Interest and other expense, net in the Consolidated Statements of Operations. The results for these entities were not significant for any period presented.

In September 2006, the Company completed the sale of its Software Development and Solutions business to Software Development Group (now known as "Aricent"), an affiliate of Kohlberg Kravis Roberts & Co. The divestiture resulted in a gain of approximately $171.2 million, net of $10.0 million of estimated tax on the sale, which is included in income from discontinued operations in the consolidated statements of operations during fiscal year 2007. The Company received aggregate cash payments of approximately $688.5 million, an eight-year $250.0 million face value promissory note with an initial 10.5% paid-in-kind interest coupon fair valued at approximately $204.9 million (resulting in an effective yield of 14.8%), and retained a 15% ownership interest in Aricent, fair valued at approximately $57.1 million. As the Company does not have the ability to significantly influence the operating decisions of Aricent, the cost method of accounting for the investment is used. The aggregate net assets sold in the divestiture were approximately $704.4 million. Refer to Note 15, "Discontinued Operations" for additional information.

13. SHARE REPURCHASE PLAN

On July 23, 2008, the Company's Board of Directors authorized the repurchase of up to ten percent of the Company's outstanding ordinary shares. Until the Company's 2008 Annual General Meeting, held on September 30, 2008, the Company was authorized to repurchase up to approximately 61.0 million shares. Following shareholder approval at the 2008 Annual General Meeting, the amount authorized for repurchase was increased to approximately 80.9 million shares. The impairment of the Company's goodwill in the quarter ended December 31, 2008 resulted in a decrease in net book value, which limits the Company's ability to repurchase shares under the current provisions of its debt facilities. During fiscal year 2009, the Company repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

14. SEGMENT REPORTING

According to SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information*" ("SFAS 131"), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2009, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information for continuing operations is as follows:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net sales:			
Asia	$ 15,220,157	$ 15,517,113	$ 11,576,646
Americas	10,315,794	7,688,701	4,101,511
Europe	5,412,624	4,352,321	3,175,531
	$ 30,948,575	$ 27,558,135	$ 18,853,688

	As of March 31,	
	2009	2008
	(In thousands)	
Long-lived assets:		
Asia	$ 1,232,978	$ 1,388,840
Americas	657,125	652,444
Europe	443,678	424,372
	$ 2,333,781	$ 2,465,656

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal year 2009, there were no revenues attributable to Belgium, Cayman Islands, Korea, Scotland and South Africa. During fiscal year 2008, there were no revenues attributable to South Africa.

During fiscal years 2009, 2008 and 2007, net sales from continuing operations generated from Singapore, the principal country of domicile, were approximately $444.2 million, $580.3 million and $314.2 million, respectively.

As of March 31, 2009 and 2008, long-lived assets held in Singapore were approximately $36.5 million and $47.0 million, respectively.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

During fiscal year 2007, China and Malaysia accounted for approximately 36% and 22% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2007.

15. DISCONTINUED OPERATIONS

Consistent with its strategy to evaluate the strategic and financial contributions of each of its operations and to focus on the primary growth objectives in the Company's core EMS vertically-integrated business activities, the Company divested its Software Development and Solutions business in September 2006. In conjunction with the divestiture of the Software Development and Solutions business, the Company retained a 15% equity stake in the divested business. As the Company does not have the ability to significantly influence the operating decisions of the divested business, the cost method of accounting for the investment is used.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), the divestiture of the Software Development and Solutions business qualifies as discontinued operations, and accordingly, the Company has reported the results of operations of this business in discontinued operations within the statements of operations for the 2007 fiscal year.

The results from discontinued operations for the fiscal year ended March 31, 2007 were as follows (in thousands):

Net sales	$ 114,305
Cost of sales	72,648
Gross profit	41,657
Selling, general and administrative expenses	20,707
Intangible amortization	5,201
Interest and other income, net	(4,112)
Gain on divestiture of operations	(181,228)
Income before income taxes	201,089
Provision for income taxes	13,351
Net income of discontinued operations	$ 187,738

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2009 and 2008. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2009				Fiscal Year Ended March 31, 2008			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$8,350,246	$8,862,516	$ 8,153,289	$5,582,524	$5,157,026	$5,557,099	$9,068,658	$7,775,352
Gross profit	456,767	417,461	297,339	108,863	280,819	313,781	317,920	263,883
Income (loss) before income taxes	140,373	48,531	(6,012,187)	(257,655)	110,376	131,350	(96,775)	(79,284)
Provision for (benefit from) income taxes	10,061	10,059	2,947	(17,858)	3,429	10,412	677,636	13,560
Net income (loss)	130,312	38,472	(6,015,134)	(239,797)	106,947	120,938	(774,411)	(92,844)
Earnings (loss) per share:								
Basic	$ 0.16	$ 0.05	$ (7.43)	$ (0.30)	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)
Diluted	$ 0.16	$ 0.05	$ (7.43)	$ (0.30)	$ 0.17	$ 0.20	$ (0.94)	$ (0.11)

The Company recognized a non-cash goodwill impairment charge of approximately $5.9 billion during the third quarter of fiscal year 2009. Refer to Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" for further discussion.

On October 1, 2007, the Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition of Solectron. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion.

The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as it determined the recoverability of certain deferred tax assets is no longer more likely than not. Refer to Note 8, "Income Taxes" for further discussion.

The Company incurred restructuring charges during the first and fourth quarters of fiscal year 2009 and during the first, third and fourth quarters of fiscal year 2008. Refer to Note 9, "Restructuring Charges" for further discussion.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2009. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2009, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 2009, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2009.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of March 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the internal control over financial reporting of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated May 20, 2009 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

San Jose, California
May 20, 2009

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II — Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* The following exhibits are filed with this annual report on Form 10-K:

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
2.01	Share Purchase Agreement, dated as of April 13, 2006, by and among the Registrant, Software Development Group and Saras Software Systems Ltd.	8-K	000-23354	04-19-06	2.01	
2.02	Amendment, dated August 28, 2006, to the Share Purchase Agreement dated April 13, 2006, by and among Flextronics International Ltd., Software Development Group and Saras Software Systems Ltd.	10-Q	000-23354	11-08-06	10.04	
2.03	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of May 8, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-K	000-23354	06-06-03	4.04	
4.03	Amendment to Indenture (relating to the Registrant's 6.5% Senior Subordinated Notes due 2013), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.03	
4.04	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.05	Amendment to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.04	
4.06	Note Purchase Agreement dated as of March 2, 2003 between Registrant, acting through its branch office in Hong Kong, and Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Integral Capital Partners VI, L.P.	10-K	000-23354	06-06-03	4.05	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.07	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	
4.08	Indenture, dated as of November 17, 2004, between Flextronics International Ltd. and U.S. Bank National Association, as successor trustee.	8-K	000-23354	11-19-04	4.1	
4.09	Registration Rights Agreement, dated as of November 17, 2004, among Flextronics International Ltd. and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Lehman Brothers Inc., BNP Paribas Securities Corp., McDonald Investments Inc., RBC Capital Markets Corporation, Scotia Capital (USA) Inc., ABN AMBRO Incorporated, HSBC Securities (USA) Inc. and UBS Securities LLC, as Initial Purchasers.	8-K	000-23354	11-19-04	4.2	
4.10	First Amendment to Note Purchase Agreement, dated as of July 14, 2006, by and among Flextronics International Ltd., Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P.	8-K	000-23354	07-18-06	4.1	
4.11	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.12	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	
4.13	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†					X
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†					X
10.03	Registrant's 1993 Share Option Plan.†	S-8	333-55850	02-16-01	4.2	
10.04	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.05	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.06	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.07	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	8-K	000-23354	10-02-08	10.01	
10.08	Registrant's 2002 Interim Incentive Plan.†	S-8	333-103189	02-13-03	4.02	
10.09	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.10	Registrant's 2004 Award Plan for New Employees, as amended.†	10-K	000-23354	05-29-07	10.09	
10.11	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited.	10-Q	000-23354	08-06-04	10.01	
10.12	Award agreement for Michael McNamara†	8-K	000-23354	07-13-05	10.03	
10.13	Award agreement for Thomas J. Smach†	8-K	000-23354	07-13-05	10.04	
10.14	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.15	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	
10.16	Summary of Directors' Compensation†	10-Q	000-23354	11-07-07	10.04	
10.17	Solectron Corporation 2002 Stock Plan†	S-8	333-146549	10-05-07	4.03	
10.18	Award Agreement for Carrie L. Schiff under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-08-07	10.03	
10.19	Amendment to Indemnification Agreement between Flextronics International Ltd. and Thomas J. Smach†	10-Q	000-23354	08-08-07	10.04	
10.20	Description of Non-Executive Chairman's Compensation†	10-K	000-23354	05-23-08	10.30	
10.21	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-05-08	10.03	
10.22	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.03	
10.23	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007†					X
10.24	Award Agreement for Sean P. Burke under Senior Management Deferred Compensation Plan, dated November 10, 2006†					X

Annual Report

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.25	Amendment No. 2 to Indemnification Agreement between Flextronics International Ltd. And Thomas J. Smach†	10-Q	000-23354	08-05-08	10.04	
10.26	Description of Three-Year Cash Incentive Bonus Plan Adopted in Fiscal 2009†	10-Q	000-23354	08-05-08	10.02	
10.27	Separation Agreement, dated June 23, 2008, between Flextronics International USA, Inc. and Thomas J. Smach†					X
10.28	Description of Annual Incentive Bonus Plan for Fiscal 2009†					X
10.29	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†					X
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flextronics International Ltd.

By: /s/ MICHAEL M. MCNAMARA
Michael M. McNamara
Chief Executive Officer

Date: May 20, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael M. McNamara and Paul Read and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL M. MCNAMARA Michael M. McNamara	Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2009
/s/ PAUL READ Paul Read	Chief Financial Officer (Principal Financial Officer)	May 20, 2009
/s/ CHRISTOPHER COLLIER Christopher Collier	Senior Vice President, Finance (Principal Accounting Officer)	May 20, 2009
/s/ H. RAYMOND BINGHAM H. Raymond Bingham	Chairman of the Board	May 20, 2009
/s/ JAMES A. DAVIDSON James A. Davidson	Director	May 20, 2009
/s/ ROBERT L. EDWARDS Robert L. Edwards	Director	May 20, 2009
/s/ ROCKWELL SCHNABEL Rockwell Schnabel	Director	May 20, 2009
/s/ AJAY B. SHAH Ajay B. Shah	Director	May 20, 2009

Signature	Title	Date
/s/ WILLY SHIH, PH.D. Willy Shih, Ph.D.	Director	May 20, 2009
/s/ LIP-BU TAN Lip-Bu Tan	Director	May 20, 2009
/s/ WILLIAM D. WATKINS William D. Watkins	Director	May 20, 2009

SINGAPORE STATUTORY FINANCIAL STATEMENTS

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

INDEX

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
Co. Rg. No. 199002645H
REPORT OF THE DIRECTORS
MARCH 31, 2009
(U.S. dollars in thousands unless otherwise designated as Singapore dollars, S$)

The directors present their report together with the audited financial statements of Flextronics International Ltd. (the "Parent") and the consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company") for the financial year ended March 31, 2009.

Directors

The directors of Flextronics International Ltd. in office at the date of this report are:

H. Raymond Bingham
James A. Davidson
Robert L. Edwards (Appointed on October 13, 2008)
Michael M. McNamara
Rockwell Schnabel(1)
Ajay B. Shah
Willy Shih, Ph.D.
Lip-Bu Tan
William D. Watkins (Appointed April 14, 2009)

(1) On April 15, 2009, the Company announced that Ambassador Rockwell Schnabel will retire from the Board of Directors prior to the Company's 2009 Annual General Meeting.

Arrangements to Enable Directors to Acquire Benefits by Means of the Acquisition of Shares and Debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Parent to acquire benefits by means of the acquisition of shares or debentures in the Parent or any other body corporate except for the options mentioned below.

Directors' Interests in Shares and Debentures

The interest of the directors who held office at the end of the fiscal year ended March 31, 2009 (including those held by their spouses and infant children) in the share capital or debentures of the Parent and related corporations were as follows:

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

	Interest Held	
Ordinary Shares, no Par Value, in Flextronics International Ltd.	As of March 31, 2008	As of March 31, 2009
H. Raymond Bingham	16,487	50,987
James A. Davidson	75,219	89,343
Robert L. Edwards	—	—
Michael M. McNamara(1)(2)	823,671	820,861
Rockwell Schnabel	75,000	50,000
Ajay B. Shah	62,370	76,494
Willy Shih, Ph.D.	—	14,124
Lip-Bu Tan	29,385	43,509

(1) On November 3, 2008, Mr. McNamara entered into a variable pre-paid forward contract with a third party relating to up to 808,561 of these ordinary shares. Under this contract, Mr. McNamara received an aggregate of approximately $2.84 million, and at settlement on February 2,

2010 he is required to deliver a number of ordinary shares equal to (i) 808,561 if the per share trading value of the ordinary shares at settlement is $4.28 or less, (ii) 808,561 multiplied by a fraction, the numerator of which is $4.28 and the denominator of which is the per share trading value at settlement, if the per share trading value at settlement is between $4.28 and $5.57, or (iii) 808,561 multiplied by a fraction, the numerator of which is the sum of $4.28 plus the difference between the per share trading value at settlement and $5.57, and the denominator of which is the per share trading value at settlement, if the per share trading value at settlement is $5.57 or more. Mr. McNamara is entitled to elect to settle the contract through the payment of cash rather than delivery of shares. The shares are held by the McNamara Family Trust.

(2) As of March 31, 2008 and 2009, Mr. McNamara also held interests in 733,332 and 1,516,000 contingent share bonus awards, respectively, which are not included in the totals above. These share bonus awards comprise ordinary shares of the Parent to be allotted and issued pursuant to the 2001 Equity Incentive Plan and the 2002 Interim Incentive Plan upon satisfaction of the terms and conditions set by the committee administering the plans upon the grant of such contingent share bonus awards.

Options to acquire ordinary shares, no par value, in Flextronics International Ltd.

Name	As of March 31, 2008	As of March 31, 2009	Exercise Price	Exercisable Period
H. Raymond Bingham	25,000	25,000	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	—	12,500	$ 7.0800	09.30.08 to 09.30.13
James A. Davidson	6,610	—	$14.2200	09.30.03 to 09.30.08
	20,000	—	$17.5000	01.22.04 to 01.22.09
	20,000	20,000	$10.0800	08.12.04 to 08.12.09
	12,500	12,500	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	—	12,500	$ 7.0800	09.30.08 to 09.30.13
Robert L. Edwards	—	25,000	$ 5.2800	10.13.08 to 10.13.13
Michael M. McNamara	150,000	150,000	$13.9800	09.21.01 to 09.21.11
	2,000,000	2,000,000	$ 7.9000	07.01.02 to 07.01.12
	600,000	600,000	$ 8.8400	09.03.02 to 09.03.12
	200,000	200,000	$11.5300	08.23.04 to 08.23.14
	3,000,000	3,000,000	$12.3700	05.13.05 to 05.13.15
	700,000	700,000	$11.2300	04.17.06 to 04.17.16
	—	2,000,000	$10.5900	06.02.08 to 06.02.15
	—	2,000,000	$10.5900(1)	06.02.08 to 06.02.15
	—	2,000,000	$ 2.2600	12.05.08 to 12.05.15
	—	2,000,000	$ 1.9400	03.02.09 to 03.02.16
Rockwell A. Schnabel	25,000	25,000	$10.1700	02.07.06 to 02.07.11
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	—	12,500	$ 7.0800	09.30.08 to 09.30.13
Ajay B. Shah	25,000	25,000	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	—	12,500	$ 7.0800	09.30.08 to 09.30.13
Willy Shih, Ph.D.	25,000	25,000	$11.0000	01.10.08 to 01.10.13
	—	12,500	$ 7.0800	09.30.08 to 09.30.13

Name	As of March 31, 2008	As of March 31, 2009	Exercise Price	Exercisable Period
Lip-Bu Tan.	25,000	—	$ 9.0000	04.03.03 to 04.03.08
	6,165	—	$14.2200	09.30.03 to 09.30.08
	20,000	—	$17.5000	01.22.04 to 01.22.09
	20,000	20,000	$10.0800	08.12.04 to 08.12.09
	12,500	12,500	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	—	12,500	$ 7.0800	09.30.08 to 09.30.13

(1) This option grant to Michael M. McNamara is not exercisable unless it is both vested and the stock price is equal to or greater than $12.50 on the exercise date.

Other than as disclosed above, no other directors of the Parent had an interest in any shares, debentures or share options of the Parent or related corporations either at the beginning or the end of the year as recorded in the register of directors' shareholdings kept by the Parent under section 164 of the Singapore Companies Act Chapter 50.

Directors' Receipt and Entitlement to Contractual Benefits

Other than as disclosed above, since the end of the previous financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, Chapter 50, by reason of a contract made by the Parent or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for their employment contracts.

Share Option and Award Plans (Schemes)

2004 Award Plan (the "2004 Plan")

During the financial year ended March 31, 2009, no options were granted under the 2004 Plan. 39,267 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the 2004 Plan. As at March 31, 2009, the number and class of unissued shares under options granted under the 2004 Plan was 4,921,376 ordinary shares, net of cancellation of options for 1,025,587 ordinary shares during financial year 2009.

During the financial year ended March 31, 2009, share bonus awards for a total of 316,031 ordinary shares in the Parent were granted under the 2004 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $1.94 to $10.59, and a weighted-average grant-date market value of $8.97. 60,000 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2004 Plan. As at March 31, 2009, the number and class of unissued shares under share bonus awards granted under the 2004 Plan was 437,115 ordinary shares, net of cancellation of share bonus awards for 88,666 ordinary shares during financial year 2009.

The expiration dates range from November 2014 to July 2017.

2002 Interim Incentive Plan (the "2002 Plan")

During the financial year ended March 31, 2009, no ordinary shares in the Parent were granted under the 2002 Plan. 545,267 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the 2002 Plan. As at March 31, 2009, the number and class of unissued shares under options granted under the 2002 Plan was 5,179,216 ordinary shares, net of cancellation of options for 1,554,056 ordinary shares during financial year 2009.

During the financial year ended March 31, 2009, share bonus awards for a total of 1,545,019 ordinary shares in the Parent were granted under the 2002 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $1.94 to $11.23, and a weighted-average grant-date market value of $10.67. 558,348 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2002 Plan. As at March 31, 2009, the number and class of unissued shares under share bonus awards granted under the 2002 Plan was 3,683,060 ordinary shares, net of cancellation of share bonus awards for 293,725 ordinary shares during financial year 2009.

The expiration dates range from July 2012 to April 2016.

2001 Equity Incentive Plan (the "2001 Plan")

During the financial year ended March 31, 2009, options for a total of 39,492,786 ordinary shares in the Parent were granted under the 2001 Plan with an exercise price ranging from $1.94 to $10.59 and a weighted-average exercise price of $6.16. During the financial year ended March 31, 2009, share bonus awards for a total of 2,503,144 ordinary shares in the Parent were granted under the 2001 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $1.94 to $11.23, and a weighted-average grant-date market value of $8.50.

During financial year 2005, the Parent consolidated its 1999 Interim Option Plan (the "1999 Plan"), 1998 Interim Option Plan (the "1998 Plan"), and 1997 Interim Option Plan (the "1997 Plan") into the 2001 Plan. As such, the remaining shares that were available under the 1999 Plan, 1998 Plan and 1997 Plan are available for grant under the 2001 Plan. No additional options will be granted under the 1999 Plan, 1998 Plan and 1997 Plan. Any options outstanding under these plans will remain outstanding until exercised or until they terminate or expire by their terms.

Pursuant to adoption of the 2001 Plan in August 2001, remaining unissued shares under the 1993 Share Option Plan (the "1993 Plan") were made available for issuance under the 2001 Plan, and no additional options will be granted under the 1993 Plan.

The Parent has certain option plans and the underlying options of companies, which the Parent has acquired (the "Assumed Plans"). Options under the Assumed Plans have been converted into the Parent's options and adjusted to affect the appropriate conversion ratio as specified by the applicable acquisition agreement, but are otherwise administered in accordance with the terms of the Assumed Plans. No further option grants will be awarded under the Assumed Plans. The Assumed Plans were consolidated into the 2001 Plan during financial year 2005.

During the financial year ended March 31, 2009, a total of 1,556,781 ordinary shares in the Parent were issued by virtue of the exercise of options granted under the 2001 Plan. As at March 31, 2009, the number and class of unissued shares under options granted under the 2001 Plan was 65,337,107 ordinary shares, net of cancellation of options for 7,804,249 ordinary shares during financial year 2009.

During the financial year ended March 31, 2009, a total of 1,206,904 ordinary shares in the Parent were issued by virtue of the vesting of share bonus awards granted under the 2001 Plan. As at March 31, 2009, the number and class of unissued shares under share bonus awards granted under the 2001 Plan was 6,336,730 ordinary shares, net of cancellation of share bonus awards for 566,010 ordinary shares during financial year 2009.

The expiration dates range from August 2009 to February 2018.

Solectron Corporation 2002 Stock Plan (the "SLR Plan")

In connection with the acquisition of Solectron Corporation, the Parent assumed the Solectron Corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Parent assumed 7,355,133 vested and unvested options with exercise prices ranging between $5.45 and

$14.41. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

During the financial year ended March 31, 2009, options for a total of 4,093,465 ordinary shares in the Parent were granted under the SLR Plan with an exercise price ranging from $1.94 to $10.59 and a weighted-average exercise price of $6.60. 101,324 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the SLR Plan. As at March 31, 2009, the number and class of unissued shares under options granted under the SLR Plan was 6,490,180 ordinary shares, net of cancellation of options for 1,573,254 ordinary shares during financial year 2009.

The expiration dates range from December 2009 to February 2018.

Holders of options granted under the equity compensation plans have no rights to participate, by virtue of such options, in any share issuances of any other company.

Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 20, 2009

Statement of Directors

In the opinion of the directors, the accompanying supplementary financial statements of Flextronics International Ltd. (the "Parent") and consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company"), as set out on pages S-58 to S-74 and pages S-10 through S-57, respectively, are drawn up so as to give a true and fair view of the state of affairs of the Parent and of the Company as at March 31, 2009, and of the results, changes in equity and cash flows of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Parent will be able to pay its debts when they fall due.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 20, 2009

Singapore Statutory Financial Statements

Independent Auditors' Report to the Members of Flextronics International Ltd.

We have audited the accompanying Consolidated Financial Statements of Flextronics International Ltd. and its subsidiaries (the "Company") and the Supplementary Financial Statements of Flextronics International Ltd. (the "Parent") which comprise the balance sheets of the Company and the Parent as at March 31, 2009, the profit and loss statement, statement of changes in equity and cash flow statement of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages S-10 to S-74.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of Singapore Companies Act, Cap. 50 (the "Act") and accounting principles generally accepted in the United States of America. This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Qualified Opinion

The Parent accounted for investments in subsidiaries using the equity method. Under this method, the Parent's investments in subsidiaries are reported as a separate line in the Parent's balance sheet. Accounting principles generally accepted in the United States of America require that these investments be consolidated rather than reported using the equity method.

Qualified Opinion

Except for the foregoing, in our opinion,

(a) the Consolidated Financial Statements of the Company and the balance sheet of the Parent are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America (the use of which is approved by the Accounting and Corporate Regulatory Authority of Singapore) so as to give a true and fair view of the state of affairs of the Company and of the Parent as at March 31, 2009 and of the results, changes in equity and cash flows of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The accompanying Consolidated Financial Statements of the Company as at March 31, 2009, and for the year then ended, have been audited by Deloitte & Touche LLP, San Jose, California USA and have been included in the Annual Report for the financial year ended March 31, 2009 filed with the United States Securities and Exchange Commission. Together with the Supplementary Financial Statements of the Parent, these Consolidated Financial Statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Public Accountants and
Certified Public Accountants

Singapore
May 20, 2009

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2009	2008
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,821,886	$ 1,719,948
Accounts receivable, net of allowance for doubtful accounts of $29,020 and $16,732 as of March 31, 2009 and 2008, respectively	2,316,939	3,550,942
Inventories	2,996,785	4,118,550
Other current assets	799,396	923,497
Total current assets	7,935,006	10,312,937
Property and equipment, net	2,333,781	2,465,656
Goodwill	36,776	5,559,351
Other intangible assets, net	254,715	317,390
Other assets	757,202	869,581
Total assets	$11,317,480	$19,524,915
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 214,358	$ 28,591
Accounts payable	4,049,534	5,311,337
Accrued payroll	336,123	399,718
Other current liabilities	1,814,711	1,661,369
Total current liabilities	6,414,726	7,401,015
Long-term debt and capital lease obligations, net of current portion	2,755,282	3,388,337
Other liabilities	313,321	571,119
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 839,412,939 and 835,202,669 shares issued, and 809,633,217 and 835,202,669 outstanding as of March 31, 2009 and 2008, respectively	8,609,991	8,538,723
Treasury stock, at cost; 29,779,722 shares as of March 31, 2009	(260,074)	—
Accumulated deficit	(6,458,317)	(372,170)
Accumulated other comprehensive loss	(57,449)	(2,109)
Total shareholders' equity	1,834,151	8,164,444
Total liabilities and shareholders' equity	$11,317,480	$19,524,915

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net sales	$30,948,575	$27,558,135	$18,853,688
Cost of sales	29,513,011	25,972,787	17,777,859
Restructuring charges	155,134	408,945	146,831
Gross profit	1,280,430	1,176,403	928,998
Selling, general and administrative expenses	979,060	807,029	547,538
Intangible amortization	135,872	112,317	37,089
Goodwill impairment charge	5,949,977	—	—
Restructuring charges	24,651	38,743	5,026
Other charges (income), net	83,439	61,078	(77,594)
Interest and other expense, net	188,369	91,569	91,986
Income (loss) from continuing operations before income taxes	(6,080,938)	65,667	324,953
Provision for income taxes	5,209	705,037	4,053
Income (loss) from continuing operations	$(6,086,147)	$ (639,370)	$ 320,900
Income from discontinued operations, net of tax	—	—	187,738
Net income (loss)	$(6,086,147)	$ (639,370)	$ 508,638
Earnings (loss) per share:			
Income (loss) from continuing operations:			
Basic	$ (7.41)	$ (0.89)	$ 0.55
Diluted	$ (7.41)	$ (0.89)	$ 0.54
Income from discontinued operations:			
Basic	$ —	$ —	$ 0.32
Diluted	$ —	$ —	$ 0.31
Net income (loss):			
Basic	$ (7.41)	$ (0.89)	$ 0.86
Diluted	$ (7.41)	$ (0.89)	$ 0.85
Weighted-average shares used in computing per share amounts:			
Basic	820,955	720,523	588,593
Diluted	820,955	720,523	596,851

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net income (loss)	$(6,086,147)	$(639,370)	$508,638
Other comprehensive income:			
Foreign currency translation adjustment	(32,357)	24,935	(40,081)
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	(22,983)	(12,704)	(1,824)
Comprehensive income (loss)	$(6,141,487)	$(627,139)	$466,733

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Shareholders' Equity
	Shares Outstanding	Amount				
			(In thousands)			
BALANCE AT MARCH 31, 2006	578,142	$5,572,574	$ (241,438)	$ 27,565	$(4,054)	$ 5,354,647
Issuance of ordinary shares for acquisitions	26,212	299,608	—	—	—	299,608
Exercise of stock options	2,844	21,153	—	—	—	21,153
Issuance of vested shares under share bonus awards	347	—	—	—	—	—
Net income	—	—	508,638	—	—	508,638
Stock-based compensation, net of tax	—	34,518	—	—	—	34,518
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	—	(4,054)	—	—	4,054	—
Unrealized gain (loss) on derivative instruments, other income (loss), net of taxes	—	—	—	(1,824)	—	(1,824)
Foreign currency translation	—	—	—	(40,081)	—	(40,081)
BALANCE AT MARCH 31, 2007	607,545	5,923,799	267,200	(14,340)	—	6,176,659
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—	—
Net loss	—	—	(639,370)	—	—	(639,370)
Stock-based compensation, net of tax	—	48,061	—	—	—	48,061
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	—	(12,704)
Foreign currency translation	—	—	—	24,935	—	24,935
BALANCE AT MARCH 31, 2008	835,203	8,538,723	(372,170)	(2,109)	—	8,164,444
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	—	270
Exercise of stock options	2,243	13,848	—	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—	—
Net loss	—	—	(6,086,147)	—	—	(6,086,147)
Stock-based compensation, net of tax	—	57,150	—	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	—	(22,983)
Foreign currency translation	—	—	—	(32,357)	—	(32,357)
BALANCE AT MARCH 31, 2009	809,633	$8,349,917	$(6,458,317)	$(57,449)	$ —	$ 1,834,151

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (6,086,147)	$ (639,370)	$ 508,638
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	693,597	712,840	421,740
Goodwill impairment charge	5,949,977	—	—
Gain on repurchase of 1% Convertible Subordinated Notes	(28,148)	—	—
Provision for doubtful accounts	73,845	1,090	11,037
Foreign currency gain on liquidation	(6,862)	—	(79,844)
Non-cash interest income and other	(49,914)	(35,194)	(27,947)
Stock compensation	56,914	47,641	32,325
Deferred income taxes	(19,899)	633,850	(26,492)
Gain on divestitures of operations	—	(9,733)	(181,228)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	1,025,434	(241,959)	(199,498)
Inventories	1,128,936	205,584	(628,024)
Other current and noncurrent assets	242,525	(82,506)	34,586
Accounts payable	(1,212,108)	335,356	560,082
Other current and noncurrent liabilities	(451,371)	115,234	(148,999)
Net cash provided by operating activities	1,316,779	1,042,833	276,376
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(462,079)	(327,547)	(569,424)
Acquisition of businesses, net of cash acquired	(214,496)	(629,182)	(356,422)
Proceeds from divestitures of operations, net of cash held in divested operations of $0 for fiscal years 2009 and 2008, and $108,624 for fiscal year 2007	5,269	11,138	579,850
Other investments and notes receivable, net	26,450	10,220	(45,499)
Net cash used in investing activities	(644,856)	(935,371)	(391,495)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	11,259,472	7,861,739	7,470,432
Repayments of bank borrowings and long-term debt	(11,433,848)	(6,935,508)	(7,592,550)
Payments for repurchase of long-term debt	(226,199)	—	—
Payments for repurchases of ordinary shares	(260,074)	—	—
Proceeds from exercise of stock options and Employee Stock Purchase Plan	13,848	35,911	21,153
Net cash provided by (used in) financing activities	(646,801)	962,142	(100,965)
Effect of exchange rates on cash	76,816	(64,181)	(12,250)
Net increase (decrease) in cash and cash equivalents	101,938	1,005,423	(228,334)
Cash and cash equivalents, beginning of year	1,719,948	714,525	942,859
Cash and cash equivalents, end of year	$ 1,821,886	$ 1,719,948	$ 714,525

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on June 27, 2008, June 29, 2007 and June 30, 2006, respectively and the second fiscal quarter ended on September 26, 2008, September 28, 2007 and September 30, 2006, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2009 and 2008, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2009, 2008 and 2007, and has been classified, as applicable, within income from discontinued operations or as interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2009, 2008 and 2007, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

The Company realized a foreign exchange gain of $79.8 million during fiscal year 2007 from the liquidation of a certain international entity. This gain was previously recorded within other comprehensive income, and reclassified to other charges (income), net, in the consolidated statement of operations during the period when the international entity was substantially liquidated.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2009, 2008 and 2007 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services from continuing operations were less than 10% of the Company's total sales from continuing operations in the 2009, 2008 and 2007 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations. During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise were experiencing significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. In addition to assessing the estimated Nortel demand that would impact the recoverability of inventory, the Company considered its negotiated agreement requiring Nortel to purchase $120.0 million of existing inventory by July 1, 2009 in determining the charge to cost of sales. This agreement has received preliminary approval by the Ontario Superior Court of Justice and $100.0 million has been collected under the arrangement as of April 1, 2009.

Based on all information available through December 31, 2008, including discussions with Nortel and its financial advisors, the Company believed that payment of receivables from Nortel was reasonably assured at the time of shipment, and accordingly, the Company recorded revenues on sales to Nortel at the time of shipment during the period. During the period from January 1, 2009 through approximately January 13, 2009 (based on the dates Nortel filed for restructuring protection in various jurisdictions) the Company only recognized revenues for amounts estimated as collectible on sales to Nortel at the time of shipment. The resulting reduction in revenues during this period was not material to the Company's revenues or results of operations. As part of the contractual arrangement discussed above, the Company also secured five day payment terms on all post-bankruptcy petition and post-CCCA (Companies' Creditors Arrangement act) filing shipments for Nortel. The Company reclassified approximately $109.3 million of trade receivables and other claims from Nortel, net of a $61.8 million reserve, to other assets as of March 31, 2009, as the Company does not expect the net balance to be collected within one year. In developing the provision for these receivables, the Company considered various mitigating factors including existing provisions for Nortel, off-setting obligations from Nortel and amounts subject to administrative priority claims. As it is early in the restructuring proceedings, the estimates underlying the Company's recorded provisions as well as consideration of other potential contingencies associated with the Nortel restructuring proceedings require a considerable amount of judgment and accordingly, the provisions are subject to change.

For all other customers experiencing significant financial and liquidity difficulties and for which the Company recognized associated charges during fiscal year 2009, the Company recognizes revenues from these customers only when it collects cash for the services, assuming all other criteria for revenue recognition have been met. The amount of revenue deferred and not recognized due to collectability concerns was not material as of March 31, 2009 and 2008.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2009, 2008 and 2007:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2007	$17,749	$12,709	$(13,384)	$17,074
Year ended March 31, 2008	$17,074	$ 1,326	$ (1,668)	$16,732
Year ended March 31, 2009	$16,732	$73,845	$(61,557)	$29,020

The amount charged to costs and expenses and deductions/write-offs for the fiscal year ended March 31, 2009 includes $52.6 million attributable to Nortel discussed under *Customer Credit Risk* above for which the reserve was reclassified together with the related trade receivables and other claims to other assets as of March 31, 2009.

One customer accounted for approximately 11%, 16% and 20% of the Company's net sales in fiscal years 2009, 2008, and 2007, respectively. The Company's ten largest customers accounted for approximately 50%, 55% and 64% of its net sales, in fiscal years 2009, 2008, and 2007, respectively. As of March 31, 2009 and 2008, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2009	2008
	(In thousands)	
Cash and bank balances	$ 1,024,694	$ 1,213,285
Money market funds and time deposits	797,192	506,663
	$ 1,821,886	$ 1,719,948

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2009	2008
	(In thousands)	
Raw materials	$1,907,584	$2,435,066
Work-in-progress	524,038	764,860
Finished goods	565,163	918,624
	$2,996,785	$4,118,550

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31, 2009	As of March 31, 2008
		(In thousands)	
Machinery and equipment	3-10	$ 2,335,273	$ 2,119,590
Buildings	30	1,019,454	1,066,791
Leasehold improvements	up to 30	237,136	219,053
Furniture, fixtures, computer equipment and software	3-7	404,477	396,757
Land	—	150,204	94,534
Construction-in-progress	—	97,565	262,434
		4,244,109	4,159,159
Accumulated depreciation and amortization		(1,910,328)	(1,693,503)
Property and equipment, net		$ 2,333,781	$ 2,465,656

Total depreciation expense associated with property and equipment related to continuing operations amounted to approximately $385.5 million, $338.4 million and $280.7 million in fiscal years 2009, 2008 and 2007, respectively. Proceeds from the disposition of property and equipment were $51.9 million, $140.3 million and $167.7 million in fiscal years 2009, 2008 and 2007, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2009, 2008 and 2007.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Additionally, the Company may be required to recognize liabilities for anticipated restructuring costs that will be necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill of the Company's reporting units is tested for impairment each year as of January 31, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired.

During its third fiscal quarter ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. This decline in market capitalization was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows.

Pursuant to the guidance in SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance in SFAS 142 required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

On March 31, 2009, the Company recognized an additional $36.8 million of goodwill primarily for contingent purchase price considerations associated with historical acquisitions, and concurrently evaluated whether the amount recognized should be impaired by comparing the net book value of the Company against its estimated fair value. Because the estimated fair value exceeded its net book value the Company concluded no impairment of this additional goodwill was required.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2009 and 2008:

	As of March 31,	
	2009	2008
	(In thousands)	
Balance, beginning of the year	$ 5,559,351	$3,076,400
Additions(1)	118,240	2,433,639
Impairment	(5,949,978)	—
Purchase accounting adjustments and reclassification to other intangibles(2)	385,276	(18,696)
Foreign currency translation adjustments	(76,113)	68,008
Balance, end of the year	$ 36,776	$5,559,351

(1) For fiscal year 2009, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. For fiscal year 2008, additions include approximately $2.2 billion attributable to the Company's October 2007 acquisition of Solectron and $265.9 million attributable to certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of tangible and identifiable intangible assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition. Adjustments and reclassifications during fiscal year 2009 included approximately $362.5 million attributable to the Company's October 2007 acquisition of Solectron, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Adjustments and reclassifications during fiscal year 2008 included approximately $13.7 million attributable to the Company's November 2006 acquisition of IDW, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended December 31, 2008 and concluded that such amounts continued to be recoverable. During the twelve-month period ended March 31, 2008, amortization expense included approximately $30.0 million for the write-off of a certain license due to technological obsolescence.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2009 and 2008, the Company added approximately $71.6 million and $239.6 million of intangible assets, respectively. Additions during fiscal years 2009 and 2008 were comprised of approximately $56.8 million and $213.4 million related to customer related intangible assets, respectively, and approximately $14.8 million and $26.2 million related to acquired licenses and other intangibles, respectively. Additions during fiscal year 2008 included $191.6 million attributable to the Company's acquisition of Solectron. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions made in fiscal 2009. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2009			As of March 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$506,449	$(280,046)	$226,403	$449,623	$(160,971)	$288,652
Licenses and other intangibles	54,559	(26,247)	28,312	39,797	(11,059)	28,738
Total	$561,008	$(306,293)	$254,715	$489,420	$(172,030)	$317,390

Total intangible amortization expense recognized from continuing operations during fiscal years 2009, 2008, and 2007 was $135.9 million, $112.3 million, and $37.1 million, respectively. As of March 31, 2009, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.4 years and 3.1 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2010	$ 88,038
2011	63,007
2012	41,526
2013	28,103
2014	18,314
Thereafter	15,727
Total amortization expense	$254,715

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Assets

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required.

As of March 31, 2009 and 2008, the Company's equity investments in non-majority owned companies totaled $120.7 million and $177.2 million, respectively, of which $7.0 million and $15.3 million, respectively, were accounted for using the equity method. During the 2009 fiscal year, the Company recognized $37.5 million for the other-than-temporary impairment of certain of the Company's investments in companies that are experiencing significant financial and liquidity difficulties. Of the amount recognized, $10.0 million was associated with a financially distressed customer as discussed under *Customer Credit Risk* above.

In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of Relacom Holding AB ("Relacom"), which was accounted for under the equity method. The Company decided to sell its interest in Relacom to the majority holder rather than participate in a new equity round of financing by Relacom. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately $48.5 million based on the price at which it was sold. The equity in the earnings or losses of the Company's equity method investments were not material to its consolidated results of operations for fiscal years 2009, 2008 and 2007.

As of March 31, 2009 and 2008, notes receivable from Relacom and another non-majority owned investment totaled $352.9 million and $388.1 million, respectively. In connection with the sale of its equity investment in January 2008, the Company reviewed the cash flow projections for Relacom and determined that these notes would be realizable when held to maturity. During the fiscal fourth quarter ended March 31, 2009, the Company was approached by a third party and is currently engaged in discussions for a potential sale of these notes, the outcome of which is not certain. The Company has recognized an approximate $74.1 million impairment charge to write-down the notes receivable to the expected recoverable amount, which is included in other charges (income), net in the consolidated statements of operations.

Other assets also include the Company's investment participation in its trade receivables securitization program as discussed further in Note 6, "Trade Receivables Securitization."

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2009, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after the Company's shareholders approved a 20.0 million share increase on September 30, 2008. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued to employees under the 2001 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.
- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant.
- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire either seven or ten years from the date of grant.
- In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares and the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Cost of sales	$ 9,283	$ 6,850	$ 3,884
Selling, general and administrative expenses	47,631	40,791	27,884
Discontinued operations	—	—	2,264
Total stock-based compensation expense	$ 56,914	$ 47,641	$ 34,032

As required by SFAS 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2009 and 2008 was not material.

As of March 31, 2009, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $110.0 million, net of estimated forfeitures of $8.6 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 3.0 years and will be adjusted for subsequent changes in estimated forfeitures. As of March 31, 2009, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $87.1 million, net of estimated forfeitures of approximately $3.6 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.1 years and will be adjusted for subsequent changes in estimated forfeitures. Approximately $29.6 million of the unrecognized compensation cost is related to awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As further discussed below, this cost will not be recognized unless it is determined that vesting of these awards is probable.

In accordance with SFAS 123(R), cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2009, 2008 and 2007, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2009, 2008 and 2007, other than those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ending March 31,		
	2009	2008	2007
Expected term	4.2 years	4.6 years	4.7 years
Expected volatility	51.0%	36.2%	38.0%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	2.2%	4.2%	4.6%
Weighted-average fair value	$ 2.22	$ 4.29	$ 4.64

Options issued during the 2009 fiscal year have contractual lives of seven years, and options issued during the fiscal years ended 2008 and 2007 have contractual lives of ten years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per share and was calculated using a lattice model.

Stock-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2009		As of March 31, 2008		As of March 31, 2007	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	52,541,413	$11.67	51,821,915	$11.63	55,042,556	$12.04
Granted	43,586,251	6.21	5,391,475	11.66	10,039,250	11.09
Assumed in business combination (Note 12)	—	—	7,355,133	10.68	—	—
Exercised	(2,242,639)	6.13	(4,291,426)	8.39	(2,842,770)	7.44
Forfeited	(11,957,146)	10.16	(7,735,684)	12.31	(10,417,121)	14.42
Outstanding, end of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67	51,821,915	$11.63
Options exercisable, end of fiscal year	34,329,956	$12.51	39,931,387	$11.80	35,692,029	$12.12

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $6.3 million, $14.5 million and $12.8 million during fiscal years 2009, 2008 and 2007, respectively.

Cash received from option exercises under all equity compensation plans was $13.8 million, $35.9 million and $21.1 million for fiscal years 2009, 2008 and 2007, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	22,465,648	6.71	$ 2.23	1,000	$ 2.26
$ 4.57 – $10.45	9,112,907	5.00	8.87	7,465,960	8.72
$10.53 – $10.59	20,235,527	6.22	10.59	541,285	10.53
$10.67 – $11.41	8,301,337	6.76	11.13	6,244,011	11.09
$11.45 – $12.47	9,538,091	6.34	12.09	8,133,056	12.08
$12.62 – $17.37	9,036,557	4.39	14.79	8,706,832	14.85
$17.38 – $29.94	3,237,812	3.38	19.10	3,237,812	19.10
$ 1.94 – $29.94	81,927,879	5.97	$ 9.13	34,329,956	$12.51
Options vested and expected to vest	79,292,751	5.95	$ 9.23		

As of March 31, 2009, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $14.9 million, $14.0 million and $0, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2009 for the approximately 22.5 million options that were in-the-money at March 31, 2009. As of March 31, 2009, the weighted average remaining contractual life for options exercisable was 5.1 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2009		As of March 31, 2008		As of March 31, 2007	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,866,364	$10.70	4,332,500	$ 8.11	646,000	$ 8.40
Granted	4,364,194	9.30	6,540,197	11.42	4,281,512	8.28
Vested	(1,825,252)	9.41	(1,564,733)	6.71	(347,012)	8.90
Forfeited	(948,401)	11.08	(441,600)	10.24	(248,000)	10.57
Unvested share bonus awards outstanding, end of fiscal year	10,456,905	$10.31	8,866,364	$10.70	4,332,500	$ 8.11

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal years 2009, 2008 and 2007, 1,930,000, 1,162,500 and 987,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. As a result of the dramatically deteriorating macroeconomic conditions, which has slowed demand for the Company's customers' products across all the industries it serves and resulted in a decrease in the Company's expected operating results, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 3.1 million of these unvested share bonus awards are not expected to vest. As a result, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed during the fourth quarter of fiscal year 2009. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The weighted-average closing price of the Company's ordinary shares on the date of grant of unvested share bonus awards was $10.82 during fiscal year 2007. The Company granted 1,715,000 unvested share bonus awards to certain key employees during fiscal year 2007 in exchange for 3,150,000 fully vested options to purchase the ordinary shares of the Company with a weighted-average exercise price of $17.08 per ordinary share. The aggregate fair value of the options surrendered was approximately $11.8 million, or $3.74 per option, resulting in additional compensation of approximately $7.8 million, or $4.52 per share, for the unvested share bonus awards granted in exchange. The fiscal year 2007 weighted-average grant-date fair value of $8.28 per unvested share as reflected in the table above includes only the incremental compensation attributable to the modified awards. These share bonus awards vest over a period between three to five years.

The total intrinsic value of shares vested under the Company's equity compensation plans was $17.2 million, $17.7 million and $3.8 million during fiscal years 2009, 2008 and 2007, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"), requires entities to present both basic and diluted earnings per share. Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share from continuing operations:

	Fiscal Year Ended March 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Basic earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(6,086,147)	$(639,370)	$320,900
Shares used in computation:			
Weighted-average ordinary shares outstanding	820,955	720,523	588,593
Basic earnings (loss) from continuing operations per share	$ (7.41)	$ (0.89)	$ 0.55
Diluted earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(6,086,147)	$(639,370)	$320,900
Shares used in computation:			
Weighted-average ordinary shares outstanding	820,955	720,523	588,593
Weighted-average ordinary share equivalents from stock options and awards(1)	—	—	6,739
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	1,519
Weighted-average ordinary shares and ordinary share equivalents outstanding	820,955	720,523	596,851
Diluted earnings (loss) from continuing operations per share	$ (7.41)	$ (0.89)	$ 0.54

(1) As a result of the Company's net loss from continuing operations, ordinary share equivalents from approximately 1.6 million and 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2009 and 2008, respectively. Additionally, ordinary share equivalents from stock options to purchase approximately 61.5 million, 39.4 million and 39.5 million shares during fiscal years 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) As the Company has the positive intent and ability to settle the principal amount of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 in cash, approximately 18.6 million ordinary share equivalents related to the principal portion of these notes are excluded from the computation of diluted earnings per share, during fiscal years 2009, 2008 and 2007. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal year 2009, the conversion obligation was less than the principal portion of the these notes and accordingly, no additional shares were included as ordinary share equivalents. As a result of the Company's reported net loss from continuing operations, ordinary share equivalents from the conversion spread of approximately 1.2 million shares were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Approximately 1.5 million ordinary share equivalents from the conversion spread have been included as common stock equivalents during fiscal year 2007.

As discussed below in Note 4, "Bank Borrowings and Long-Term Debt," during December 2008 the Company purchased an aggregate principal amount of $260.0 million of its outstanding 1% Convertible Subordinated Notes due August 1, 2010. The repurchase of these notes resulted in a reduction of the ordinary share equivalents into which such notes were convertible from approximately 32.2 million to approximately 15.5 million. As the Company has the positive intent and ability to settle the principal amount of these notes in cash, all ordinary share equivalents related to the principal portion of these notes are excluded from the computation of diluted earnings per share for fiscal years 2009, 2008 and 2007. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal years 2009, 2008 and 2007 the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Company in the first quarter of fiscal year 2010. As previously discussed, the Company's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2009, 2008, and 2007. Accordingly, the Company does not expect the adoption of the provisions of SFAS 160 will have a material impact on its reported consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2009 did not materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis and is required to be applied by the Company in the first quarter of fiscal year 2010. The Company does not expect the application of SFAS 157 to non-financial assets and liabilities will have a material impact on its reported consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and is required to be applied prospectively for all business combinations entered into after the date of adoption, which is April 1, 2009 for the Company. The Company does not expect the initial adoption of SFAS 141(R) will have a material impact on its reported consolidated results of operations, financial condition and cash flows, however application of this standard to future acquisitions will result in the recognition of certain cash expenditures and non-cash write-offs as period expenses rather than as a component of the purchase price consideration, as was specified by SFAS No. 141. Also included in the provisions of SFAS 141(R) is an amendment to SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109") to require adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14- 1"). FSP APB 14-1 requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is required to be adopted by the Company beginning April 1, 2009. Retrospective application is required. Upon adoption of FSP APB 14-1, the Company will reduce the carrying value of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 and its 1% Convertible Subordinated Notes due August 1, 2010 by $27.6 million in the aggregate with a corresponding decrease in equity, and will record non-cash interest expense retroactively of $49.4 million and $42.0 million for fiscal years 2009 and 2008, respectively. Further, the Company expects to incur related non-cash interest expense of approximately $21.4 million for its 2010 fiscal year.

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net cash paid (received) for:			
Interest	$178,641	$ 126,975	$109,729
Income taxes	$ (56,315)	$ 59,553	$ 34,248
Non-cash investing and financing activities:			
Fair value of seller notes received from sale of divested operations	$ —	$ —	$204,920
Issuance of ordinary shares for acquisition of businesses	$ 270	$2,519,670	$299,608
Fair value of vested options assumed in acquisition of business	$ —	$ 11,282	$ —

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2009	2008
	(In thousands)	
Short term bank borrowings	$ 1,854	$ 10,766
Revolving lines of credit	—	161,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
1.00% convertible subordinated notes due August 2010	239,993	500,000
6.50% senior subordinated notes due May 2013	399,622	399,622
6.25% senior subordinated notes due November 2014	402,090	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,709,116	1,726,456
Other	21,416	19,626
	2,969,091	3,414,560
Current portion	(213,946)	(27,966)
Non-current portion	$2,755,145	$3,386,594

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2010	$ 213,946
2011	264,602
2012	16,752
2013	489,702
2014	411,310
2015	1,559,050
Thereafter	13,729
Total	$2,969,091

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2009 and 2008, there was zero and $161.0 million outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2009, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $275.8 million in the aggregate, under which there were approximately $1.9 million and $10.8 million of borrowings outstanding as of March 31, 2009 and 2008, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2009. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Zero Coupon Convertible Junior Subordinated Notes

The Zero Coupon Convertible Junior Subordinated Notes are due in July 2009, and may not be converted or redeemed prior to maturity, other than in connection with certain change of control transactions. These notes will be settled upon maturity by the payment of cash equal to the face amount of the notes and the issuance of shares to settle any conversion spread (excess of conversion value over face amount of $10.50 per share). As of March 31,

2009, the $195.0 million aggregate principal amount of these notes was classified as current liabilities and included in "Bank borrowings, current portion of long-term debt and capital lease obligations" in the Consolidated Balance Sheets.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Company paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these notes under a modified Dutch auction procedure. The Company recognized a gain of approximately $28.1 million during the fiscal year ended March 31, 2009 associated with the partial extinguishment of the notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs, which is recorded in Other charges (income), net in the Consolidated Statements of Operations.

6.5% Senior Subordinated Notes

The Company may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Company was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Company was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation ("Solectron"), the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of the 8% Notes as discussed further below. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of these loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2009, the Company was in compliance with the financial covenants under the Term Loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Company pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Company for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2009, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $1.147 billion has been swapped for fixed interest payments with remaining terms ranging from nine to 22 months (see Note 5).

Fair Values

As of March 31, 2009, the approximate fair values of the Company's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 88.0%, 84.5%, 91.70% and 68.96% of the face values of the debt obligations, respectively, based on broker trading prices. Due to the short remaining maturity, the carrying amount of the Zero Coupon Convertible Junior Subordinated Notes approximates fair value.

Interest Expense

For the fiscal years ended March 31, 2009, 2008 and 2007, the Company recognized total interest expense of $202.0 million, $185.4 million and $140.6 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is; therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions.

As of March 31, 2009, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $1.7 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
		(In thousands)	
Cash Flow Hedges			
EUR	Sell	19,312	$ 26,380
JPY	Buy	3,522,050	35,848
HUF	Buy	4,647,000	20,852
MXN	Buy	428,000	30,214
Other	Buy	N/A	6,905
			120,199
Other Forward/Swap Contracts			
BRL	Buy	117,665	57,000
BRL	Sell	125,923	53,896
CAD	Sell	125,431	99,276
CAD	Buy	58,165	46,830
EUR	Sell	361,724	485,089
EUR	Buy	166,012	221,374
GBP	Sell	30,784	44,222
GBP	Buy	11,683	16,904
HUF	Buy	9,152,200	41,067
HUF	Sell	5,618,000	25,209
JPY	Buy	3,836,484	39,058
JPY	Sell	3,616,954	37,027
MXN	Buy	463,205	32,700
MXN	Sell	314,100	22,174
MYR	Buy	190,746	52,623
RMB	Buy	240,088	35,000
SEK	Buy	1,121,118	138,638
Other	Buy	N/A	132,414
			1,580,501
Total Notional Contract Value in USD			$1,700,700

As of March 31, 2009 and 2008, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as a hedging activity pursuant to the guidance in Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2009 and 2008, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges pursuant to the guidance in SFAS 133. These deferred gains and losses were not material, and the deferred losses as of March 31, 2009 are expected to be recognized as a component of cost of sales in the consolidated statement of operations over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

Interest Rate Swap Agreements

The Company is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below:

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$100.0	1.94%	1-Month Libor	12 month	January 2010
$100.0	2.45%	3-Month Libor	12 month	January 2010
$100.0	1.00%	1-Month Libor	12 month	March 2010
$100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$250.0	3.61%	1-Month Libor	34 months	October 2010
$250.0	3.61%	1-Month Libor	34 months	October 2010
$175.0	3.60%	3-Month Libor	36 months	January 2011
$72.0	3.57%	3-Month Libor	36 months	January 2011
$1,147.0				

During March 2009, the Company amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps expiring January 2010 from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts receive interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010, and the $100 million swap expiring January 2010, which receive interest at one-month Libor while the underlying borrowings are based on three-month Libor.

All of the Company's interest rate swap agreements are accounted for as cash flow hedges under SFAS 133, and no portion of the swaps are considered ineffective. For fiscal years 2009 and 2008 the net amount recorded as interest expense from these swaps was not material. As of March 31, 2009 and 2008, the fair value of the Company's interest rate swaps were not material and included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Company makes fixed, and receives variable, payments over the remaining term of the swaps through October 2010.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells designated pools of trade receivables under two asset backed securitization programs, including its new $300.0 million facility entered into by the Company on September 25, 2008.

Global Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Company participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2009, 2008 and 2007 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

Prior to October 16, 2008, the maximum investment limit of the two commercial paper conduits was $700.0 million, inclusive of $200.0 million attributable to two Obligor Specific Tranches ("OST"), which were incorporated in order to minimize the impact of excess concentrations of two major customers. Effective October 16, 2008 the securitization agreement was amended to decrease the maximum investment limit of the two commercial paper conduits to $500.0 million, inclusive of the OST, which was also reduced to $100.0 million to minimize the impact of excess concentrations of one major customer. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts.

The third-party special purpose entity is a qualifying special purpose entity as defined in SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), and accordingly, the Company does not consolidate this entity pursuant to FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). As of March 31, 2009 and 2008, approximately $422.0 million and $363.7 million of the Company's accounts receivable, respectively, had been sold to this third-party qualified special purpose entity. The amounts represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The accounts receivable balances that were sold under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company received net cash proceeds of approximately $298.1 million and $274.3 million from the commercial paper conduits for the sale of these receivables as of March 31, 2009 and 2008, respectively. The difference between the amount sold to the commercial paper conduits (net of the Company's investment participation) and net cash proceeds received from the commercial paper conduits is recognized as a loss on sale of the receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and its own investment participation, the total of which was approximately $123.8 million and $89.4 million as of March 31, 2009 and 2008, respectively, and each is recorded in Other current assets in the Consolidated Balance Sheets as of March 31, 2009 and 2008. The amount of the Company's own investment participation varies depending on certain criteria, mainly the collection performance on the sold receivables. As the recoverability of the trade receivables underlying the Company's own investment participation is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Company's own investment participation reflects the estimated recoverability of the underlying trade receivables.

North American Asset-Backed Securitization Agreement

On September 25, 2008, the Company entered into a new agreement to continuously sell a designated pool of trade receivables to an affiliated special purpose vehicle, which in turn sells an undivided ownership interest to an agent on behalf of two commercial paper conduits administered by unaffiliated financial institutions. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 0.50% per annum on the outstanding balance of the serviced receivables. Servicing fees recognized during the fiscal year ended March 31, 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates that the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

The maximum investment limit of the two commercial paper conduits is $300.0 million. The Company pays commitment fees of 0.50% per annum on the aggregate amount of the liquidity commitments of the financial institutions under the facility (which is 102% of the maximum investment limit) and an additional program fee of 0.45% on the aggregate amounts invested under the facility by the conduits to the extent funded through the issuance of commercial paper.

The affiliated special purpose vehicle is not a qualifying special purpose entity as defined in SFAS 140, since the Company, by design of the transaction, absorbs the majority of expected losses from transfers of trade receivables into the special purpose vehicle and, as such, is deemed the primary beneficiary of this entity. Accordingly, the Company consolidates the special purpose vehicle pursuant to FIN 46(R). As of March 31, 2009, the Company transferred approximately $448.7 million of receivables into the special purpose vehicle described above. In accordance with SFAS 140, the Company is deemed to have sold approximately $173.8 million of this $448.7 million to the two commercial paper conduits as of March 31, 2009, and received approximately $173.1 million in net cash proceeds for the sale. The accounts receivable balances that were sold to the two commercial paper conduits under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows, and the difference between the amount sold and net cash proceeds received was recognized as a loss on sale of the receivables, and is recorded in Interest and other expense, net in the Consolidated Statements of Operations. Pursuant to SFAS 140, the remaining trade receivables transferred into the special purpose vehicle and not sold to the two commercial paper conduits comprise the primary assets of that entity, and are included in trade accounts receivable, net in the Consolidated Balance Sheets of the Company. The recoverability of these trade receivables, both those included in the Consolidated Balance Sheets and those sold but uncollected by the commercial paper conduits, is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts. Although the special purpose vehicle is fully consolidated by the Company, it is a separate corporate entity and its assets are available first to satisfy the claims of its creditors.

The Company also sold accounts receivables to certain third-party banking institutions with limited recourse, which management believes is nominal. The outstanding balance of receivables sold and not yet collected was approximately $171.6 million and $478.4 million as of March 31, 2009 and 2008, respectively. In accordance with SFAS 140, these receivables that were sold were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows.

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2009 and 2008, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2033 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2010	$125,986
2011	100,578
2012	78,684
2013	54,916
2014	50,994
Thereafter	170,776
Total minimum lease payments	$581,934

Total rent expense attributable to continuing operations amounted to $139.2 million, $94.2 million and $65.3 million in fiscal years 2009, 2008 and 2007, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Domestic	$(1,090,863)	$ 268,294	$223,838
Foreign	(4,990,075)	(202,627)	101,115
Total	$(6,080,938)	$ 65,667	$324,953

The provision for (benefit from) income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Domestic	$ 3,461	$ 547	$ 3,658
Foreign	68,581	65,469	38,616
	72,042	66,016	42,274
Deferred:			
Domestic	895	(252)	(13,157)
Foreign	(67,728)	639,273	(25,064)
	(66,833)	639,021	(38,221)
Provision for (benefit from) income taxes	$ 5,209	$705,037	$ 4,053

The domestic statutory income tax rate was approximately 17.0% in fiscal year 2009, and approximately 18.0% and 20.0% in fiscal years 2008 and 2007, respectively. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes from continuing operations included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Income taxes based on domestic statutory rates	$ (1,033,760)	$ 11,821	$ 64,992
Effect of tax rate differential	38,440	(314,108)	(155,290)
Intangible amortization	23,098	12,924	7,949
Goodwill impairment	1,011,496	—	—
Change in valuation allowance	(50,225)	986,338	73,160
Other	16,160	8,062	13,242
Provision for income taxes	$ 5,209	$ 705,037	$ 4,053

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believed that the realizability of certain deferred tax assets was no longer more likely than not because it expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the 2008 fiscal year was primarily for that year's operating losses and restructuring charges, on which the tax benefit was not more likely than not to be realized.

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income from continuing operations resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2009, 2008 and 2007 were $85.3 million, $118.0 million and $98.0 million, respectively. The effect on basic and diluted loss per share from continuing operations for the fiscal years ended March 31, 2009 and 2008 were $0.10 and $0.16, respectively, and the effect on basic and diluted earnings per share from continuing operations during fiscal year

2007 were $0.17 and $0.16, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2010 through fiscal 2018.

The components of deferred income taxes from continuing operations are as follows:

	As of March 31,	
	2009	2008
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (2,211)	$ —
Total deferred tax liabilities	(2,211)	—
Deferred tax assets:		
Fixed assets	—	19,076
Intangible assets	246,001	275,625
Deferred compensation	9,616	4,803
Inventory valuation	28,365	40,092
Provision for doubtful accounts	11,834	5,616
Net operating loss and other carryforwards	2,857,640	3,231,735
Others	188,254	34,852
	3,341,710	3,611,799
Valuation allowances	(3,308,966)	(3,578,628)
Net deferred tax assets	32,744	33,171
Net deferred tax asset	$ 30,533	$ 33,171
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 66	$ 573
Long-term asset	30,467	32,598
Total	$ 30,533	$ 33,171

The Company has tax loss carryforwards attributable to continuing operations of approximately $8.2 billion, a portion of which begin expiring in 2010. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements.

The Company did not recognize a change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits in accordance with FIN 48 is as follows:

	Fiscal Year Ended March 31,	
	2009	2008
	(In thousands)	
Balance, beginning of fiscal year	$191,147	$ 87,115
Additions based on tax position related to the current year	15,089	6,259
Additions for tax positions of prior years	37,298	124,325
Reductions for tax positions of prior years	(972)	(7,079)
Reductions related to lapse of applicable statute of limitations	(3,276)	(2,748)
Settlements	(15,547)	(24,643)
Other	(2,338)	7,918
Balance, end of fiscal year	$221,401	$191,147

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. Although the amount of these adjustments cannot be reasonably estimated at this time, the Company is not currently aware of any material impact on its consolidated results of operations, financial condition and cash flows.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2009, may affect the annual effective tax rate if the benefits are eventually recognized. The amount that affects the annual effective tax rate will be dependent upon the period in which the benefits are recognized. A portion of the unrecognized tax benefits relating to acquisitions may not affect the effective tax rate to the extent they affect the purchase method of accounting in accordance with SFAS 141. Substantially all of these unrecognized tax benefits are classified as long-term.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2009 and 2008, the Company recognized interest of approximately $5.9 million and $2.1 million, respectively, and no penalties. The Company had approximately $89.0 million and $29.5 million, and $60.3 million and $23.7 million accrued for the payment of interest and penalties, respectively, as of the fiscal years ended March 31, 2009 and 2008, respectively.

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its OEM customers so as to optimize the operational efficiency, which include reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which may enable it to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily related to rationalizing the Company's global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions. This global economic crisis and related decline in the Company's customers' products across all of the industries it serves, has caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and has negatively impacted the Company's capacity utilization levels. The Company's restructuring activities are intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities will result in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities include employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$ 29,215	$ —	$ —	$ 150,570	$ 179,785

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2009.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2009 for charges incurred in fiscal year 2009 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
	(In thousands)			
Balance as of March 31, 2008	$ 166,254	$ —	$119,439	$ 285,693
Activities during the year:				
Provisions for charges incurred during the year	108,956	53,233	17,596	179,785
Cash payments for charges incurred in fiscal year 2009	(42,355)	—	(2,646)	(45,001)
Cash payments for charges incurred in fiscal year 2008	(124,736)	—	(64,624)	(189,360)
Cash payments for charges incurred in fiscal year 2007 and prior	(6,906)	—	(6,993)	(13,899)
Non-cash charges incurred during the year	—	(53,233)	(2,518)	(55,751)
Balance as of March 31, 2009	101,213	—	60,254	161,467
Less: Current portion (classified as other current liabilities)	(97,088)	—	(30,621)	(127,709)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 4,125	$ —	$ 29,633	$ 33,758

As of March 31, 2009, accrued costs related to restructuring charges incurred during fiscal year 2009 were approximately $79.0 million, of which $4.8 million was classified as long term.

As of March 31, 2009 and 2008, accrued restructuring costs for charges incurred during fiscal year 2008 were approximately $60.2 million and $249.6 million, respectively, of which approximately $19.3 million and $50.0 million, respectively, was classified as a long-term obligation. As of March 31, 2009 and 2008, accrued restructuring costs for charges incurred during fiscal years 2007 and prior were approximately $22.2 million and $36.1 million, respectively, of which approximately $9.7 million and $16.1 million, respectively, was classified as a long-term obligation.

As of March 31, 2009 and 2008, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $46.8 million and $14.3 million, respectively, representing manufacturing facilities that have been closed as part of the Company's facility consolidations. During the 2009 fiscal year, the increase in assets held for sale of $32.5 million primarily related to site closures and facility consolidations. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million was net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008 and were included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008.

The components of the restructuring charges during the first, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$ 245,832	$ 191,182	$ 447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 5,588, 1,885,and 1,459 for Asia, the Americas, and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2008.

Fiscal Year 2007

During fiscal year 2007, the Company recognized charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by the Company in order to reduce its investment in property, plant and equipment. The Company classified approximately $146.8 million of these charges as a component of cost of sales during fiscal year 2007. The activities associated with these charges were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations.

The components of the restructuring charges during the second and fourth quarters of fiscal year 2007 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ 130	$ —	$ —	$ 130
Long-lived asset impairment	—	38,320	—	—	38,320
Other exit costs	—	20,554	—	—	20,554
Total restructuring charges	—	59,004	—	—	59,004
Asia:					
Severance	—	—	—	2,484	2,484
Long-lived asset impairment	—	6,869	—	13,532	20,401
Other exit costs	—	15,620	—	11,039	26,659
Total restructuring charges	—	22,489	—	27,055	49,544
Europe:					
Severance	—	409	—	23,236	23,645
Long-lived asset impairment	—	2,496	—	3,190	5,686
Other exit costs	—	11,850	—	2,128	13,978
Total restructuring charges	—	14,755	—	28,554	43,309
Total					
Severance	—	539	—	25,720	26,259
Long-lived asset impairment	—	47,685	—	16,722	64,407
Other exit costs	—	48,024	—	13,167	61,191
Total restructuring charges	$ —	$ 96,248	$ —	$ 55,609	$ 151,857

During fiscal year 2007, the Company recognized approximately $26.3 million of employee termination costs associated with the involuntary termination of 2,155 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,560, 550 and 40 for Asia, Europe, and the Americas, respectively. Approximately $22.1 million was classified as a component of cost of sales.

During fiscal year 2007, the Company recognized approximately $64.4 million for the write-down of property and equipment to management's estimate of fair value associated with the planned disposal and exit of certain real estate owned and leased by the Company. Approximately $63.8 million of this amount was classified as a component of cost of sales. The charges recognized during fiscal year 2007 also included approximately $61.2 million for other exit costs, of which $60.9 million was classified as a component of cost of sales, and was primarily comprised of contractual obligations amounting to approximately $27.1 million, customer disengagement costs of approximately $28.5 million and approximately $5.6 million of other costs.

10. OTHER CHARGES (INCOME), NET

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from Relacom to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. Refer to Note 2, "Summary of Accounting Policies" for further discussion. These charges were partially offset by a gain of approximately $28.1 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of its equity interest in Relacom, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

During fiscal year 2007, the Company recognized a foreign exchange gain of $79.8 million from the liquidation of a certain international entity. The results of operations for this entity were not significant for any period presented.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan was evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes ranged from 5.05% to 6.40% and matured on August 15, 2010. These loans were paid off in full during fiscal year 2009. The balance of these loans, including accrued interest, as of March 31, 2008 was approximately $1.4 million. There were no other loans outstanding from the Company's executive officers as of March 31, 2009 or 2008.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting pursuant to SFAS 141, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for acquisitions completed during the 2009 fiscal year and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares, and the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The estimated total purchase price for the acquisition is as follows (in thousands):

Fair value of Flextronics ordinary shares issued	$2,518,664
Cash	1,060,943
Estimated fair value of vested options assumed	11,282
Direct transaction costs(1)	26,292
Total aggregate purchase price	$3,617,181

(1) Direct transaction costs consist of legal, accounting, financial advisory and other costs relating to the acquisition.

Purchase Price Allocation

The allocation of the purchase price to Solectron's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's final allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,491,232
Inventories	1,716,055
Other current assets	255,704
Total current assets	4,100,472
Property and equipment	545,791
Goodwill	2,529,945
Other intangible assets	191,600
Other assets	129,723
Total assets	7,497,531
Current liabilities:	
Accounts payable	1,521,654
Other current liabilities	1,492,722
Total current liabilities	3,014,376
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	235,137
Total aggregate purchase price	$ 3,617,181

Tangible and Intangible Assets Acquired and Liabilities Assumed

The Company has estimated the fair value of tangible and intangible assets acquired and liabilities assumed, including liabilities assumed in connection with restructuring activities accounted for in accordance with Emerging Issues Task Force Issue No. 95-3 *"Recognition of Liabilities in Connection with a Purchase Business Combination"* ("EITF 95-3"). During the twelve-month period ended March 31, 2009, the Company allocated approximately $180.3 million and $114.9 million to current liabilities and other liabilities, respectively, primarily for certain liabilities assumed from Solectron and other liabilities assumed in connection with restructuring activities accounted for in accordance with EITF 95-3. Goodwill related to the acquisition increased $362.8 million during the twelve-month period ended March 31, 2009 as a result of the above and other fair value adjustments that were not significant individually or in the aggregate. As a result of the finalization of the purchase price allocation, cumulative catch-up adjustments were recorded to the condensed consolidated statements of operations resulting in a decrease to income before income taxes of approximately $4.6 million for the twelve-month period ended March 31, 2009. These adjustments primarily related to increased amortization expense of approximately $9.3 million, offset by a reduction in cost of sales for losses on non-cancelable customer contracts of approximately $4.7 million for the twelve-month period ended March 31, 2009.

Identifiable intangible assets

The Company has estimated the fair value of the acquired identifiable intangible assets, which are subject to amortization, using the income approach. No residual value is estimated for any of the intangible assets. Customer related intangibles are primarily comprised of contractual agreements, customer relationships and acquired backlog. Technology, licenses and other are primarily comprised of non-compete agreements. The following table sets forth the preliminary estimate for the components of these intangible assets and their estimated useful lives (in thousands):

	Preliminary Fair Value	Weighted Average Useful Life (In Years)
Customer-related	$ 182,000	2.4
Technology, licenses and other	9,600	1.5
Total acquired indentifiable intangible assets	$ 191,600	2.4

As previously discussed, the Company wrote off all of its goodwill during the quarter ended December 31, 2008, which included goodwill related to the acquisition of Solectron. Subsequent to that write-off the Company reduced valuation allowances attributable to deferred tax assets acquired from Solectron. As a result, the Company reduced acquired customer-related intangibles by approximately $23.6 million in accordance with guidance in Emerging Issues Task Force Issue No. 93-7 *"Uncertainties Related to Income Taxes in a Purchase Business Combination."*

Long-Term Debt

Solectron's outstanding debt and the related obligations were primarily comprised of $150.0 million of the 8.00% Notes and $450.0 million of the Convertible Notes. As discussed in Note 4, "Bank Borrowings and Long-Term Debt," substantially all of the Solectron Notes were either repurchased or redeemed pursuant to the terms of the respective indenture. The fair value of the Solectron long-term debt was based on its repurchase or redemption price. Refer to Note 4 for further discussion regarding the Company's refinancing of the Solectron Notes.

Pro Forma Financial Information (Unaudited)

The following table reflects the pro forma consolidated results of operations for the periods presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics' and Solectron's manufacturing platforms;

- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and

- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands, except per share amounts)	
Net sales	$33,605,140	$30,093,968
Income (loss) from continuing operations	$ (680,606)	$ 278,930
Net income (loss)	$ (680,606)	$ 464,268
Basic earnings (loss) per share from continuing operations	$ (0.82)	$ 0.34
Diluted earnings (loss) per share from continuing operations	$ (0.82)	$ 0.34
Basic earnings (loss) per share	$ (0.82)	$ 0.57
Diluted earnings (loss) per share	$ (0.82)	$ 0.57

International DisplayWorks, Inc.

On November 30, 2006, the Company completed its acquisition of 100% of the outstanding common stock of IDW, a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications, in a stock-for-stock merger. The acquisition of IDW broadened the Company's components business platform, expanded and diversified the Company's components offerings, and increased its customer portfolio. The Company issued approximately 26.2 million shares in connection with the acquisition.

The aggregate purchase price was approximately $299.6 million based on the quoted market prices of the Company's ordinary shares two days before and after the first date the exchange ratio became known, or November 22, 2006. The allocation of the purchase price to specific assets and liabilities was based upon management's estimate of cash flow and recoverability. The allocation of purchase price was approximately $106.0 million to current assets, primarily comprised of cash and cash equivalents, marketable securities, accounts receivable and inventory, approximately $33.9 million to fixed assets, approximately $37.8 million to identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, approximately $189.3 million to goodwill, and approximately $67.4 million to assumed liabilities, primarily accounts payable and other current liabilities.

Nortel

On June 29, 2004, the Company entered into an asset purchase agreement with Nortel providing for the Company's purchase of certain of Nortel's optical, wireless, wireline and enterprise manufacturing operations and optical design operations. The purchase of these assets has occurred in stages, with the final stage of the asset purchase occurring in May 2006 as the Company completed the acquisition of the manufacturing system house operations in Calgary, Canada.

Flextronics provides the majority of Nortel's systems integration activities, final assembly, testing and repair operations, along with the management of the related supply chain and suppliers. Additionally, Flextronics provides Nortel with design services for end-to-end, carrier grade optical network products. The aggregate purchase price for the assets acquired was approximately $594.4 million, net of closing costs. Approximately $215.0 million was paid during fiscal year 2007. The allocation of the purchase price to specific assets and liabilities was based upon management's estimates of cash flow and recoverability and was approximately $340.2 million to inventory, $40.8 million to fixed assets and other, and $118.5 million to current and non-current liabilities with the remaining amounts being allocated to intangible assets, including goodwill. The asset purchases have resulted in intangible assets of approximately $49.4 million, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, and goodwill of approximately $282.5 million.

Hughes Software Systems Limited (also known as Flextronics Software Systems Limited)

In October 2004, the Company acquired approximately 70% of the total outstanding shares of Hughes Software Systems Limited (also known as Flextronics Software Systems Limited ("FSS")). During fiscal year 2006, the Company acquired an additional 26% incremental ownership, and during fiscal year 2007, acquired an additional 3% for total cash consideration of approximately $18.1 million. In September 2006, the Company sold FSS in conjunction with the divestiture of its Software Development and Solutions business, which has been included in discontinued operations for the twelve-month period ended March 31, 2007.

Other Acquisitions

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions pending the completion of valuations. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2010. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complemented the Company's design and manufacturing capabilities for the computing and automotive market segments, and expanded the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

During fiscal year 2007, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and include precision machining, design and engineering services related to printed circuit boards, digital cameras, test equipment and software development. The aggregate purchase price for these acquisitions totaled approximately $142.1 million. In addition, the Company paid approximately $5.5 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.6 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were approximately $41.3 million and $49.3 million, respectively, of which $7.2 million of the goodwill was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities, which is included in Interest and other expense, net in the Consolidated Statements of Operations. The results for these entities were not significant for any period presented.

In September 2006, the Company completed the sale of its Software Development and Solutions business to Software Development Group (now known as "Aricent"), an affiliate of Kohlberg Kravis Roberts & Co. The divestiture resulted in a gain of approximately $171.2 million, net of $10.0 million of estimated tax on the sale, which is included in income from discontinued operations in the consolidated statements of operations during fiscal year 2007. The Company received aggregate cash payments of approximately $688.5 million, an eight-year $250.0 million face value promissory note with an initial 10.5% paid-in-kind interest coupon fair valued at approximately $204.9 million (resulting in an effective yield of 14.8%), and retained a 15% ownership interest in Aricent, fair valued at approximately $57.1 million. As the Company does not have the ability to significantly influence the operating decisions of Aricent, the cost method of accounting for the investment is used. The aggregate net assets sold in the divestiture were approximately $704.4 million. Refer to Note 15, "Discontinued Operations" for additional information.

13. SHARE REPURCHASE PLAN

On July 23, 2008, the Company's Board of Directors authorized the repurchase of up to ten percent of the Company's outstanding ordinary shares. Until the Company's 2008 Annual General Meeting, held on September 30, 2008, the Company was authorized to repurchase up to approximately 61.0 million shares. Following shareholder approval at the 2008 Annual General Meeting, the amount authorized for repurchase was increased to approximately 80.9 million shares. The impairment of the Company's goodwill in the quarter ended December 31, 2008 resulted in a decrease in net book value, which limits the Company's ability to repurchase shares under the current provisions of its debt facilities. During fiscal year 2009, the Company repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

14. SEGMENT REPORTING

According to SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS 131"), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2009, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information for continuing operations is as follows:

	Fiscal Year Ended March 31,		
	2009	2008	2007
		(In thousands)	
Net sales:			
Asia	$15,220,157	$15,517,113	$11,576,646
Americas	10,315,794	7,688,701	4,101,511
Europe	5,412,624	4,352,321	3,175,531
	$30,948,575	$27,558,135	$18,853,688

	As of March 31,	
	2009	2008
	(In thousands)	
Long-lived assets:		
Asia	$1,232,978	$1,388,840
Americas	657,125	652,444
Europe	443,678	424,372
	$2,333,781	$2,465,656

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal year 2009, there were no revenues attributable to Belgium, Cayman Islands, Korea, Scotland and South Africa. During fiscal year 2008, there were no revenues attributable to South Africa.

During fiscal years 2009, 2008 and 2007, net sales from continuing operations generated from Singapore, the principal country of domicile, were approximately $444.2 million, $580.3 million and $314.2 million, respectively.

As of March 31, 2009 and 2008, long-lived assets held in Singapore were approximately $36.5 million and $47.0 million, respectively.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

During fiscal year 2007, China and Malaysia accounted for approximately 36% and 22% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2007.

15. DISCONTINUED OPERATIONS

Consistent with its strategy to evaluate the strategic and financial contributions of each of its operations and to focus on the primary growth objectives in the Company's core EMS vertically-integrated business activities, the Company divested its Software Development and Solutions business in September 2006. In conjunction with the divestiture of the Software Development and Solutions business, the Company retained a 15% equity stake in the divested business. As the Company does not have the ability to significantly influence the operating decisions of the divested business, the cost method of accounting for the investment is used.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), the divestiture of the Software Development and Solutions business qualifies as discontinued operations, and accordingly, the Company has reported the results of operations of this business in discontinued operations within the statements of operations for the 2007 fiscal year.

The results from discontinued operations for the fiscal year ended March 31, 2007 were as follows (in thousands):

Net sales	$ 114,305
Cost of sales	72,648
Gross profit	41,657
Selling, general and administrative expenses	20,707
Intangible amortization	5,201
Interest and other income, net	(4,112)
Gain on divestiture of operations	(181,228)
Income before income taxes	201,089
Provision for income taxes	13,351
Net income of discontinued operations	$ 187,738

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2009 and 2008. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2009				Fiscal Year Ended March 31, 2008			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$8,350,246	$8,862,516	$ 8,153,289	$5,582,524	$5,157,026	$5,557,099	$9,068,658	$7,775,352
Gross profit	456,767	417,461	297,339	108,863	280,819	313,781	317,920	263,883
Income (loss) before income taxes	140,373	48,531	(6,012,187)	(257,655)	110,376	131,350	(96,775)	(79,284)
Provision for (benefit from) income taxes	10,061	10,059	2,947	(17,858)	3,429	10,412	677,636	13,560
Net income (loss)	130,312	38,472	(6,015,134)	(239,797)	106,947	120,938	(774,411)	(92,844)
Earnings (loss) per share:								
Basic	$ 0.16	$ 0.05	$ (7.43)	$ (0.30)	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)
Diluted	$ 0.16	$ 0.05	$ (7.43)	$ (0.30)	$ 0.17	$ 0.20	$ (0.94)	(0.11)

The Company recognized a non-cash goodwill impairment charge of approximately $5.9 billion during the third quarter of fiscal year 2009. Refer to Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" for further discussion.

On October 1, 2007, the Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition of Solectron. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion.

The Company recognized non-cash expense of $661.3 million during fiscal year 2008, as it determined the recoverability of certain deferred tax assets is no longer more likely than not. Refer to Note 8, "Income Taxes" for further discussion.

The Company incurred restructuring charges during the first and fourth quarters of fiscal year 2009 and during the first, third and fourth quarters of fiscal year 2008. Refer to Note 9, "Restructuring Charges" for further discussion.

SUPPLEMENTARY FINANCIAL STATEMENTS OF FLEXTRONICS INTERNATIONAL LTD. (PARENT COMPANY)

BALANCE SHEETS

	As of March 31,	
	2009	2008
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 366,439	$ 17,009
Due from subsidiaries	7,888,192	4,110,282
Other current assets	102,965	2,580
Total current assets	8,357,596	4,129,871
Other investments	57,148	157,872
Investment in subsidiaires	4,927,955	10,853,839
Due from subsidiaries	2,390,471	2,596,102
Other assets	335,221	312,572
Total assets	$16,068,391	$18,050,256
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 209,134	$ 14,223
Due to subsidiaries	8,377,604	6,145,646
Other current liabilities	126,342	103,916
Total current liabilities	8,713,080	6,263,785
Long-term debt, net of current portion	2,448,560	3,078,819
Due to subsidiaries	3,059,045	521,938
Other liabilities	13,555	21,270
Commitments and contingencies (Note 6)		
SHAREHOLDERS' EQUITY:		
Ordinary shares, no par value; 839,412,939 and 835,202,669 shares issued, and 809,633,217 and 835,202,669 outstanding as of March 31, 2009 and 2008, respectively	8,609,991	8,538,723
Treasury stock, at cost; 29,779,722 shares as of March 31, 2009	(260,074)	—
Accumulated deficit	(6,458,317)	(372,170)
Accumulated other comprehensive loss	(57,449)	(2,109)
Total shareholders' equity	1,834,151	8,164,444
Total liabilities and shareholders' equity	$16,068,391	$18,050,256

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. (the "Parent"), Registration Number 199002645H, was incorporated in the Republic of Singapore in May 1990. It is principally engaged in investment holding. The address of the Parent's registered office is One Marina Boulevard, #28-00, Singapore 018989. The Parent, together with its wholly-owned subsidiaries (collectively the "Company"), is a leading provider of advanced design and electronics manufacturing services to original equipment manufacturers ("OEMs") in industries including: computing; mobile communications; consumer digital; telecommunications infrastructure; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Amounts included in the financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying supplementary balance sheets comprise solely the standalone accounts of Flextronics International Ltd., the Parent company. These balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), other than as noted in the paragraph entitled "Investment in Subsidiaries."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; and the fair values of options granted under the Parent's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The functional currency of the Parent is the U.S. dollar, with the exception of its Cayman branch, which is measured in Euros. Accordingly, the financial position and results of operations of the Cayman branch are measured using the Euro as the functional currency, after which all assets and liabilities of the Cayman branch are then translated into U.S. dollars at current exchange rates as of the applicable balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of the branch's financial statements are reported as a separate component of shareholders' equity.

Additionally, the Parent's Hong Kong and Bermuda branches enters into certain transactions with related companies, including short-term contractual obligations and long-term loans. Certain of these obligations and loans are denominated in a non-functional currency, primarily the Euro, Japanese yen and Swedish krona. Short-term contractual obligations are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date and the resulting foreign exchange gains and losses arising from the revaluation are recognized in the statement of operations. Long-term loans are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date, and the resulting translation gains and losses from the revaluation are reported as a separate component of shareholders' equity.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. As of March 31, 2009 and 2008, cash and cash equivalents consist of cash deposited in checking and money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2009	2008
	(In thousands)	
Cash and bank balances	$ 27,731	$ 3,849
Money market funds and time deposits	338,708	13,160
	$ 366,439	$ 17,009

Long-term Investments and Other Assets

The Parent also has certain investments in, and notes receivables from, non-publicly traded companies. These investments are carried at cost and are included within other investments on the Parent's balance sheets. Non-majority-owned investments are accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer, otherwise the cost method is used. The Parent monitors these investments for impairment and makes appropriate reductions in carrying values as required. Other investments also include the Parent's own investment participation in its trade receivables securitization program as discussed further in Note 5, "Trade Receivables Securitization."

As of March 31, 2009 and 2008, the Parent's equity investments in non-majority owned companies totaled $57.1 million and $86.6 million, which were accounted for using the cost method. During the 2009 fiscal year, the Parent recognized $20.8 million for the other-than-temporary impairment of certain of the Parent's investments in companies that are experiencing significant financial and liquidity difficulties.

As of March 31, 2009 and 2008, notes receivable from a non-majority owned investment totaled $292.9 million and $255.1 million, respectively, and are included in other assets on the balance sheet.

Investment in and Due from/Due to Subsidiaries

Investment in subsidiaries is accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 50%. Under this method, the Parent's investment in subsidiaries is reported as a separate line on the Parent's balance sheet. U.S. GAAP requires that these investments be consolidated rather than reported using the equity method.

The Parent also has amounts due from and to subsidiaries that are unsecured, and certain obligations have rates ranging from 2% to 10% per annum. The Parent uses the investment in subsidiaries and due from/due to subsidiaries accounts to manage liquidity and capital resources for the Company in a tax effective manner.

During the 2009 fiscal year, the Parent recognized $5.9 billion for the other-than-temporary impairment of certain of the Parent's investments in subsidiaries.

On October 1, 2007, the Parent completed its acquisition of 100% of the outstanding common stock of Solectron Corporation ("Solectron"), a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Parent issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Parent also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares after applying the 0.3450 exchange ratio. As a result, the Parent assumed approximately 7.4 million fully vested and unvested options to acquire the Parent's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Parent's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Parent's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The aggregate purchase price was approximately $3.6 billion. The allocation of the purchase price to the Subsidiary's specific assets and liabilities was based upon managements' estimate of cash flow and recoverability. The following represents the final allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,491,232
Inventories	1,716,055
Other current assets	255,704
Total current assets	4,100,472
Property and equipment	545,791
Goodwill	2,529,945
Other intangible assets	191,600
Other assets	129,723
Total assets	7,497,531
Current liabilities:	
Accounts payable	1,521,654
Other current liabilities	1,492,722
Total current liabilities	3,014,376
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	235,137
Total aggregate purchase price	$3,617,181

Concentration of Credit Risk

Financial instruments, which potentially subject the Parent to concentrations of credit risk, are primarily cash and cash equivalents, investments and derivative instruments.

The Parent maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world.

The Parent's cash equivalents consist primarily of cash deposited in checking and money market accounts. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Parent with that counterparty. To manage counterparty risk, the Parent limits its derivative transactions to those with recognized financial institutions.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2009, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after the Company's shareholders approved a 20.0 million share increase on September 30, 2008. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued under the 2001 Plan generally vest over four years and generally expire seven or ten years from the date of grant, except that options granted to non-employee directors expire five years from the date of grant.
- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire seven or ten years from the date of grant.
- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire seven or ten years from the date of grant.
- In connection with the acquisition of Solectron, the Parent assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares and the Parent assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Parent.

The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire seven or ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Parent grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2009 and 2008, other than those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,	
	2009	2008
Expected term	4.2 years	4.6 years
Expected volatility	51.0%	36.2%
Expected dividends	0.0%	0.0%
Risk-free interest rate	2.2%	4.2%
Weighted-average fair value	$ 2.22	$ 4.29

Options issued during the 2009 fiscal year have contractual lives of seven years and options issued during the 2008 fiscal year have contractual lives of ten years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per share and was calculated using a lattice model.

Stock-Based Awards Activity

The following is a summary of option activity for the Parent's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2009		As of March 31, 2008	
	Options	Price	Options	Price
Outstanding, beginning of fiscal year	52,541,413	$11.67	51,821,915	$11.63
Granted	43,586,251	6.21	5,391,475	11.66
Assumed in business combination	—	—	7,355,133	10.68
Exercised	(2,242,639)	6.13	(4,291,426)	8.39
Forfeited	(11,957,146)	10.16	(7,735,684)	12.31
Outstanding, end of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67
Options exercisable, end of fiscal year	34,329,956	$12.51	39,931,387	$11.80

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Parent's ordinary shares determined as of the time of option exercise) under the Parent's equity compensation plans was $6.3 million and $14.5 million during fiscal years 2009 and 2008, respectively.

Cash received from option exercises under all equity compensation plans was $13.8 million and $35.9 million for fiscal years 2009 and 2008, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	22,465,648	6.71	$ 2.23	1,000	$ 2.26
$ 4.57 – $10.45	9,112,907	5.00	8.87	7,465,960	8.72
$10.53 – $10.59	20,235,527	6.22	10.59	541,285	10.53
$10.67 – $11.41	8,301,337	6.76	11.13	6,244,011	11.09
$11.45 – $12.47	9,538,091	6.34	12.09	8,133,056	12.08
$12.62 – $17.37	9,036,557	4.39	14.79	8,706,832	14.85
$17.38 – $29.94	3,237,812	3.38	19.10	3,237,812	19.10
$ 1.94 – $29.94	81,927,879	5.97	$ 9.13	34,329,956	$12.51
Options vested and expected to vest	79,292,751	5.95	$ 9.23		

As of March 31, 2009, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $14.9 million, $14.0 million and $0, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Parent's ordinary shares as of March 31, 2009 for the approximately 22.5 million options that were in-the-money at March 31, 2009. As of March 31, 2009, the weighted average remaining contractual life for options exercisable was 5.1 years.

The following table summarizes the Parent's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2009		As of March 31, 2008	
	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,866,364	$10.70	4,332,500	$ 8.11
Granted	4,364,194	9.30	6,540,197	11.42
Vested	(1,825,252)	9.41	(1,564,733)	6.71
Forfeited	(948,401)	11.08	(441,600)	10.24
Unvested share bonus awards outstanding, end of fiscal year	10,456,905	$10.31	8,866,364	$10.70

Of the unvested share bonus awards granted under the Parent's equity compensation plans during fiscal years 2009 and 2008, 1,930,000 and 1,162,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. As a result of the dramatically deteriorating macroeconomic conditions, which has slowed demand for the Company's customers' products across all the industries it serves and resulted in a decrease in the Company's expected operating results, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 3.1 million of these unvested share bonus awards are not expected to vest. As a result, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed during the fourth quarter of fiscal year 2009. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The total intrinsic value of shares vested under the Parent's equity compensation plans was $17.2 million and $17.7 million during fiscal years 2009 and 2008, respectively, based on the closing price of the Parent's ordinary shares on the date vested.

Recent Accounting Pronouncements

Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Parent in the first quarter of fiscal year 2010. As previously discussed, the Parent's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2009 or 2008. Accordingly, the Parent does not expect the adoption of the provisions of SFAS 160 will have a material impact on its reported financial position.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2009 and did not materially impact the Parent's financial position. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Parent does not expect the application of SFAS 157 to non-financial assets and liabilities will have a material impact on its reported financial position.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and is required to be applied prospectively for all business combinations entered into after the date of adoption, which is April 1, 2009 for the Parent. The Parent does not expect the initial adoption of SFAS 141(R) will have a material impact on its reported financial position, however application of this standard to future acquisitions will result in the recognition of certain cash expenditures and non-cash write-offs as period expenses rather than as a component of the purchase price consideration, as was specified by SFAS No. 141. Also included in the provisions of SFAS 141(R) is an amendment to SFAS No. 109 *"Accounting for Income Taxes"* ("SFAS 109") to require adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"). FSP APB 14-1 requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and is required to be adopted by the Parent beginning April 1, 2009. Retrospective application is required. Upon adoption of FSP APB 14-1, the Parent will reduce the carrying value of its Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 and its 1% Convertible Subordinated Notes due August 1, 2010 by $27.6 million in the aggregate with a corresponding decrease in equity, and will record non-cash interest expense retroactively of $49.4 million and $42.0 million for fiscal years 2009 and 2008, respectively. Further, the Parent expects to incur non-cash interest expense of approximately $21.4 million for its 2010 fiscal year.

3. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2009	2008
	(In thousands)	
Revolving lines of credit	$ —	$ 161,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
1.00% convertible subordinated notes due August 2010	239,993	500,000
6.50% senior subordinated notes due May 2013	399,622	399,622
6.25% senior subordinated notes due November 2014	402,090	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,413,302	1,427,643
9.875% senior subordinated notes due July 2010	7,687	7,687
	$2,657,694	$3,093,042

Maturities of bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2010	$ 209,134
2011	261,672
2012	13,852
2013	486,831
2014	408,468
2015	1,277,737
	$2,657,694

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Parent entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2009 and 2008, there was $0 and $161.0 million outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Parent's credit ratings. The Parent is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Parent's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Parent is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Parent's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Parent's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2009, the Parent was in compliance with the covenants under the credit facility.

The Parent and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $275.8 million in the aggregate, under which there were approximately $1.9 million and $10.8 million of borrowings outstanding as of March 31, 2009 and 2008, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2009. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable of the subsidiaries.

Zero Coupon Convertible Junior Subordinated Notes

The Zero Coupon Convertible Junior Subordinated Notes are due in July 2009, and may not be converted or redeemed prior to maturity, other than in connection with certain change of control transactions. The Notes will be settled upon maturity by the payment of cash equal to the face amount of the Notes and the issuance of shares to settle any conversion spread (excess of conversion value over face amount of $10.50 per share). As of March 31, 2009, the $195.0 million aggregate principal amount of these Notes was classified as current liabilities and included in "Bank borrowings, current portion of long-term debt and capital lease obligations" in the Consolidated Balance Sheets.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Parent at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Parent paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these Notes in accordance with a modified Dutch auction procedure. The Parent recognized a gain of approximately $28.1 million during fiscal 2009 associated with the partial extinguishment of the Notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs, which is recorded in Other charges (income), net in the Consolidated Statements of Operations.

6.5% Senior Subordinated Notes

The Parent may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Parent's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Parent and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Parent was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Parent may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Parent's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Parent and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2009, the Parent was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Parent's acquisition of Solectron Corporation, the Parent entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Parent borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, a subsidiary of the Parent borrowed an additional $175.0 million to fund its repurchase and redemption of the 8% Notes as discussed further below. On February 29, 2008, the Parent borrowed $325.0 million and its subsidiary borrowed $125.0 million of the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of these loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Parent may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2009, the Parent was in compliance with the financial covenants under the Term Loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Parent pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Parent for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2009, the Parent had approximately $1.4 billion of borrowings and its subsidiary had $295.8 million of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $972.0 million of the Parent's and $175.0 million of the subsidiary's borrowings have been swapped for fixed interest payments with remaining terms ranging from nine to 22 months (see Note 4).

Fair Values

As of March 31, 2009, the approximate fair values of the Parent's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 88.0%, 84.5%, 91.70% and 68.96% of the face values of the debt obligations, respectively, based on broker trading prices. Due to the short remaining maturity, the carrying amount of the Zero Coupon Convertible Junior Subordinated Notes approximates fair value.

4. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Parent's cash and cash equivalents approximates fair value. The Parent's cash equivalents are comprised of cash deposited in money market accounts (see Note 2, "Summary of Accounting Policies"). The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Parent is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in non-functional currencies. The Parent has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Parent enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Parent's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Parent to risk of significant accounting losses. Non-functional transaction gains and losses, and re-measurement adjustments were not material to the Parent's results of operations. The Parent hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions. The aggregate notional amount of outstanding contracts was $72.0 million as of March 31, 2009. These foreign exchange contracts, which expire in approximately one month, settle in Euro, Japanese yen and Swedish krona.

Interest Rate Swap Agreements

The Parent is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and

2008, the Parent entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below.

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$100.0	1.94%	1-Month Libor	12 month	January 2010
$100.0	2.45%	3-Month Libor	12 month	January 2010
$100.0	1.00%	1-Month Libor	12 month	March 2010
$100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$250.0	3.61%	1-Month Libor	34 months	October 2010
$250.0	3.61%	1-Month Libor	34 months	October 2010
$72.0	3.57%	3-Month Libor	36 months	January 2011
$972.0				

During March 2009, the Parent amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps expiring January 2010 from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts receive interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010, and the $100 million swap expiring January 2010, which receive interest at one-month Libor while the underlying borrowings are based on three-month Libor.

In addition, as of March 31, 2009 and 2008, a subsidiary of the Parent had effectively converted $175.0 million of its $295.8 million amount outstanding, under the Term Loan Agreement from variable interest rate to fixed rate debt. Under the terms of the interest rate swap agreement, the subsidiary pays a fixed interest rate of 3.60% on the $175.0 million expiring January 15, 2011. The subsidiary received a floating rate equal to the three-month LIBOR paid on the underlying borrowings outstanding under the Term Loan Agreement excluding the applicable margin.

All of the Parent's and its subsidiary's interest rate swap agreements are accounted for as cash flow hedges under SFAS 133, and no portion of the swaps are considered ineffective. For fiscal years 2009 and 2008 the net amount recorded as interest expense from these swaps was not material. As of March 31, 2009 and 2008, the fair value of the Parent's and its subsidiary's interest rate swaps were not material and included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Company makes fixed, and receives variable, payments over the remaining term of the swaps through October 2010.

5. TRADE RECEIVABLES SECURIZATION

The Company continuously sells designated pools of trade receivables under two asset backed securitization programs, including its new $300.0 million facility entered into by the Company on September 25, 2008.

Global Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Parent participates in the securitization agreement as an investor in the conduits. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2009 and 2008 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

Prior to October 16, 2008, the maximum investment limit of the two commercial paper conduits was $700.0 million, inclusive of $200.0 million attributable to two Obligor Specific Tranches ("OST"), which were incorporated in order to minimize the impact of excess concentrations of two major customers. Effective October 16, 2008 the securitization agreement was amended to decrease the maximum investment limit of the two commercial paper conduits to $500.0 million, inclusive of the OST, which was also reduced to $100.0 million to minimize the impact of excess concentrations of one major customer. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts.

The third-party special purpose entity is a qualifying special purpose entity as defined in SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), and accordingly, the Company does not consolidate this entity pursuant to FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). As of March 31, 2009 and 2008, approximately $422.0 million and $363.7 million of the Company's accounts receivable, respectively, had been sold to this third-party qualified special purpose entity. The amounts represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The accounts receivable balances that were sold under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company received net cash proceeds of approximately $298.1 million and $274.3 million from the commercial paper conduits for the sale of these receivables as of March 31, 2009 and 2008, respectively. The difference between the amount sold to the commercial paper conduits (net of the Parent's investment participation) and net cash proceeds received from the commercial paper conduits is recognized as a loss on sale of the receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and its own investment participation, the total of which was approximately $123.8 million and $89.4 million as of March 31, 2009 and 2008, respectively, and each is recorded in Other current assets in the Consolidated Balance Sheets as of March 31, 2009 and 2008. The amount of the Parent's investment participation varies depending on certain criteria, mainly the collection performance on the sold receivables. As the recoverability of the trade receivables underlying the Parent's investment participation is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Parent's investment participation reflects the estimated recoverability of the underlying trade receivables.

North American Asset-Backed Securitization Agreement

On September 25, 2008, the Company entered into a new agreement to continuously sell a designated pool of trade receivables to an affiliated special purpose vehicle, which in turn sells an undivided ownership interest to an agent on behalf of two commercial paper conduits administered by unaffiliated financial institutions. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 0.50% per annum on the outstanding balance of the serviced receivables. Servicing fees recognized during the fiscal year ended March 31, 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates that the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

The maximum investment limit of the two commercial paper conduits is $300.0 million. The Company pays commitment fees of 0.50% per annum on the aggregate amount of the liquidity commitments of the financial institutions under the facility (which is 102% of the maximum investment limit) and an additional program fee of 0.45% on the aggregate amounts invested under the facility by the conduits to the extent funded through the issuance of commercial paper.

The affiliated special purpose vehicle is not a qualifying special purpose entity as defined in SFAS 140, since the Company, by design of the transaction, absorbs the majority of expected losses from transfers of trade receivables into the special purpose vehicle and, as such, is deemed the primary beneficiary of this entity. Accordingly, the Company consolidates the special purpose vehicle pursuant to FIN 46(R). As of March 31, 2009, the Company transferred approximately $448.7 million of receivables into the special purpose vehicle described above. In accordance with SFAS 140, the Company is deemed to have sold approximately $173.8 million of this $448.7 million to the two commercial paper conduits as of March 31, 2009, and received approximately $173.1 million in net cash proceeds for the sale. The accounts receivable balances that were sold to the two commercial paper conduits under this agreement were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows, and the difference between the amount sold and net cash proceeds received was recognized as a loss on sale of the receivables, and is recorded in Interest and other expense, net in the Consolidated Statements of Operations. Pursuant to SFAS 140, the remaining trade receivables transferred into the special purpose vehicle and not sold to the two commercial paper conduits comprise the primary assets of that entity, and are included in trade accounts receivable, net in the Consolidated Balance Sheets of the Company. The recoverability of these trade receivables, both those included in the Consolidated Balance Sheets and those sold but uncollected by the commercial paper conduits, is determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts. Although the special purpose vehicle is fully consolidated by the Company, it is a separate corporate entity and its assets are available first to satisfy the claims of its creditors.

The Company also sold accounts receivables to certain third-party banking institutions with limited recourse, which management believes is nominal. The outstanding balance of receivables sold and not yet collected was approximately $171.6 million and $478.4 million as of March 31, 2009 and 2008, respectively. In accordance with SFAS 140, these receivables that were sold were removed from the Consolidated Balance Sheets and are reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows.

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Parent defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Parent's financial position, results of operations, or cash flows.

Guarantees

The Parent adopted the disclosure provision of FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* ("FIN 45"). As of March 31, 2009, the Parent issued approximately $2.4 billion in bank guarantees in connection with debt arrangements of certain of its subsidiaries. The Parent also issued other guarantees in connection with supplier arrangements and guarantees associated with certain operating leases that were entered into by its subsidiaries. As of March 31, 2009, the Company had operating lease commitments totaling $581.9 million in the aggregate, of which $126.0 million was due in one year and $455.9 million was due thereafter.

7. INCOME TAXES

The Parent is a Singapore corporation and is a non-resident for Singapore tax purposes. Non-Singapore resident taxpayers, subject to certain exceptions, are subject to income tax on (1) income that is accrued in or derived from Singapore and (2) foreign income received in Singapore.

Since the Parent did not derive income from or receive foreign income in Singapore, it is not subject to Singapore income tax. To the extent that the Parent continues to meet the above-mentioned requirements as determined by current law, no Singapore income tax will be imposed on the Parent. In addition, the Parent has no material taxable income in other jurisdictions. Accordingly, the Parent records minimal current income tax expense and does not record any deferred income taxes.

8. SHARE REPURCHASE PLAN

On July 23, 2008, the Parent's Board of Directors authorized the repurchase of up to ten percent of the Parent's outstanding ordinary shares. Until the Company's 2008 Annual General Meeting, held on September 30, 2008, the Parent was authorized to repurchase up to approximately 61.0 million shares. Following shareholder approval at the 2008 Annual General Meeting, the amount authorized for repurchase was increased to approximately 80.9 million shares. The impairment of the Company's goodwill in the quarter ended December 31, 2008 resulted in a decrease in net book value, which limits the Parent's ability to repurchase shares under the current provisions of its debt facilities. During fiscal year 2009, the Parent repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

Shareholder Information

CORPORATE HEADQUARTERS

One Marina Boulevard, #28-00
Singapore 018989
Tel: +65.6890.7188

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held at 10:00 A.M. PT on September 22, 2009 at:

Flextronics
847 Gibraltar Drive
Milpitas, California, 95035
U.S.A.
Tel: +1.408.576.7000

STOCK LISTING

The Company's ordinary shares are traded on the NASDAQ Global Market under the symbol FLEX.

WEB SITE

www.flextronics.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:

Flextronics International Ltd.
Investor Relations
847 Gibraltar Drive
Milpitas, California 95035
U.S.A.
Tel: +1.408.576.7722
Fax: +1.408.576.7106
Email: investor_relations@flextronics.com

DUPLICATE MAILINGS

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations:

Tel: +1.408.576.7722
Email: investor_relations@flextronics.com

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnish it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the investor relations contact above.**

LEGAL COUNSEL

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
U.S.A.

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Investor Services
P.O. Box A3504
Chicago, Illinois 60690-3504
Tel: +1.312.588.4990
www.computershare.com

EXECUTIVE OFFICERS

Michael M. McNamara—*Chief Executive Officer*

Paul Read—*Chief Financial Officer*

Sean P. Burke—*President, Computing*

Michael J. Clarke—*President, Infrastructure*

Christopher Collier—*Senior Vice President of Finance*

Carrie L. Schiff—*Senior Vice President and General Counsel*

Gernot Weiss—*President, Mobile and Consumer Market*

Werner Widmann—*President, Multek*

DIRECTORS

H. Raymond Bingham—*Managing Director, General Atlantic—a private equity investment firm*

James A. Davidson—*Managing Director, Silver Lake—a private equity investment firm*

Robert L. Edwards—*Executive Vice President and Chief Financial Officer, Safeway Inc.*

Michael M. McNamara—*Chief Executive Officer, Flextronics*

Rockwell A. Schnabel—*Partner and Advisory Director, Trident Capital Partners - a venture capital firm*

Daniel H. Schulman—*Chief Executive Officer and Director, Virgin Mobile USA*

Ajay B. Shah—*Managing Director, Silver Lake Sumeru and Managing Partner, Shah Capital Partners Fund—private equity investment firms*

Willy C. Shih—*Senior lecturer at The Harvard Business School*

Lip-Bu Tan—*Chief Executive Officer, Cadence Design Systems, Inc., and Chairman, Walden International—a venture capital fund*

William D. Watkins—*Director, Vertical Circuits Inc. and Maxim Integrated Products Inc.*

2009 Annual General Meeting
Directions and Parking Information
September 22, 2009
10:00 A.M. PT

The Annual General Meeting of Shareholders will be held at Flextronics' principal U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035.

Directions from Highway 101 and Highway 880 (Northbound and Southbound)

- Take Montague Expressway exit going East
- Follow Montague Expressway to Milpitas Boulevard
- Left onto Milpitas Boulevard
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Northbound)

- Take Landess Avenue/Montague Expressway exit
- Stay to the left to take Montague Expressway going West
- Follow Montague Expressway to Milpitas Boulevard
- Right onto Milpitas Boulevard
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Southbound)

- Take Landess Avenue/Montague Expressway exit
- Veer to the right to take Montague Expressway going West
- Follow Montague Expressway to Milpitas Boulevard
- Right onto Milpitas Boulevard
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Parking

Flextronics has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flextronics Shareholders' Meeting."

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FLEXTRONICS®

www.flextronics.com

15K08/09 3610-AR-09 Printed in USA